

11006842

On The Ground Floor of

Global Growth

Building The Defining

That Feeds

Yum!





Pizza Hut



TACO BELL



LONG JOHN SILVER'S



A&W
ALL AMERICAN FOOD

Yum! Brands 2010 Annual Customer Mania Report



Financial Highlights

(In millions, except for per share amounts)

Year-end	2010	2009	% B/(W) change
Company sales	$ 9,783	$ 9,413	4
Franchise and license fees and income	1,560	1,423	10
Total revenues	$ 11,343	$ 10,836	5
Operating Profit	$ 1,769	$ 1,590	11
Net Income – Yum! Brands, Inc.	$ 1,158	$ 1,071	8
Diluted Earnings Per Common Share before Special Items [a]	$ 2.53	$ 2.17	17
Special Items Earnings Per Common Share [a]	(0.15)	0.05	NM
Reported Diluted Earnings Per Common Share	$ 2.38	$ 2.22	7
Cash Flows Provided by Operating Activities	$ 1,968	$ 1,404	40

(a) See page 29 of our 2010 Form 10-K for further discussion of Special Items.

Average US Sales per System Unit [a]

(In thousands)

Year-end	2010	2009	2008	2007	2006	5-year growth [b]
KFC	$ 933	$ 960	$ 967	$ 994	$ 977	–
Pizza Hut	855	786	854	825	794	1%
Taco Bell	1,288	1,255	1,265	1,147	1,178	2%

(a) Excludes license units.
(b) Compounded annual growth rate.

Contents

ABOUT THE PAPER USED FOR THIS REPORT


PRINTED WITH
SOY INK

The inks used in the printing of this report contain an average of 25% - 35% vegetable oils from plant derivatives, a renewable resource. They replace petroleum based inks as an effort to also reduce volatile organic compounds (VOCs).

The cover and first 14 pages of this report were printed using FSC-certified paper made with 10% recycled content including 24% post-consumer waste.

Dear Partners,

I'm especially pleased to report 2010 was another year of significant progress toward achieving our future back vision to be **THE DEFINING GLOBAL COMPANY THAT FEEDS THE WORLD.** This is a goal that reflects our intentionality to lead the way in defining how to truly build a superlative global company, a company that sets the example others want to emulate. Of course, a bold and admittedly audacious goal like this has to be backed up by a track record of impressive performance. And, perhaps even more importantly, it has to be supported by an increasing capability and the potential to keep it going.



David C. Novak
Chairman & Chief Executive Officer
Yum! Brands, Inc.

To this end, we have clearly established an ability to deliver consistently strong results, even in the extremely challenging economic and macro environment we continue to face. As a matter of fact, in 2010 we achieved 17% Earnings Per Share (EPS) growth, excluding special items, representing the ninth straight year that we exceeded our annual target of at least 10%. In fact, 17% EPS growth is our best in the last decade and what makes this even more impressive is that it was driven by a 15% increase in operating profit prior to foreign currency translation, including gains across all three of our business divisions.

As I look back on the past year, I'm really proud of what we accomplished. We grew worldwide system sales by 4%, prior to foreign currency translation, and once again proved to be one of the leading retail developers of units outside the United States as we opened nearly 1,400 new units, the tenth straight year we've opened more than 1,000 new units. At the same time, we are making major progress building incremental dayparts and sales layers in each of our businesses. We also improved worldwide restaurant margins by 1.3 percentage points, and operating profits grew 15%, prior to foreign currency translation and special items, generating $1.16 billion in net income and nearly $2 billion in cash from operations. Importantly, we continued to be an industry leader with Return on Invested Capital (ROIC) of 20%+. As a result, our share price jumped 40% for the full year. Over the longer term, we take special pride that our five year average total return, including stock appreciation and dividend reinvestment, is 18% versus the S&P average of 2%. Our strong cash flow generation, combined with our disciplined approach with deploying capital, allowed us to increase our dividend 19%, to an annual rate of $1.00 per share.

But the most important point I want you to take away from this letter is that all our Company's leaders and teams know what we accomplished in the past is just that — yesterday's newspaper. We clearly realize it's up to us to write new headlines of winning performance. And as you read this report, I think you will have reason to share our belief that even though we've made a lot of headway, we have barely scratched the potential of our opportunity and are **on the ground floor of global growth.** And we are going all out to attack it.

First let me share with you how we intend to become the Defining Global Company That Feeds The World. It starts with the fact we are already a truly global growth company, with approximately 65% of our profits coming from outside the United States, including commanding positions in China and the emerging markets. With our leading global brands, 1.4 million system wide team members around the world already operating in over 110 countries and territories, powered by a powerful financial capability, we have everything it takes to make it happen. Our intent is to continue to drive shareholder value and as we do, make the world a better place by building our company around three principles:

Creating a famous recognition culture where everyone counts.

We founded this company on the belief that the best way to get results is by having fun recognizing others and operating with a deep-seated conviction that everyone at every level can truly make a difference. Other companies are already best practicing Yum! for our culture, and the experiences we share are enriching lives. To keep building on this fundamental strength, we continue to drive what we call our How We Win Together principles featured on page 13. For example, our Presidents and General Managers have spent this past year personally teaching all our Restaurant Support Center teams our "Achieving Breakthrough Results" tool kit and we are now in the process of rolling out the training to all our Restaurant General Managers and franchise partners. I believe this may be the single largest cultural cascade in business and I'm certain it will drive our future success. Additionally, we have created an online network coined "iCHING" to leverage our scale and share best practices, creating explicit know how so we can get things done right the first time and accelerate speed to market. These initiatives are providing a work environment that is proving to be a magnet to retain and attract the best talent, which we all know, is the name of the game.


BORDER SAUCE™
FIRE
Great job mate!
THINK OUTSIDE THE BUN.
The
'BIG'
CHEESE!
PIZZA HUT
Kentucky Fried Chicken

Building dynamic, vibrant brands everywhere with one system operational excellence as our foundation.

Each of our brands make the world a better place by standing for something unique and purposeful: Taco Bell is fuel for the pioneering spirit by offering unbelievable value; KFC creates joyful eating experiences because it tastes better than good; Pizza Hut promotes social interaction by creating favorite moments for you and the people you love to be around. We have clear roadmaps to develop each of our brands. These "Plans to Breakthrough" call for differentiating our brands in everything we do with our people, service, products, assets and promotions. Going forward, I want you to know we are focused on taking breakthrough action to more consistently give our customers a trusted, reliable experience, like we do in China. Frankly, we have relied too much on marketing to carry the freight in the past and have settled far too long in too many restaurants with marginal operations. This past year I made it my number one objective for us to build know how from our best operators and renowned operating companies inside and outside our industry. As a result of our learnings, we have a new operating framework we will be executing around the world. We have declared that rigorous execution of our core processes to deliver brand standards is our number one brand building initiative. We realize we need to become a better operating Company and we will only achieve true greatness when our customers recognize the power of our culture through a positive Customer Mania restaurant experience. I promise you I will hold myself and our leaders accountable for doing so and reward the doers.



Being a company with a huge heart.

This begins with the commitment and care we have for each other. Our careers open doors for thousands of people around the globe. We ensure everyone has individual development plans that help each person maximize their potential and achieve their goals. What's more we truly care about the world. That means not only feeding the world our great food, but also using our talent, time and imaginations to save the lives of people who are at risk of starvation in remote corners of the world as we continue to build on our partnership with the United Nations World Food Programme. Our annual hunger relief campaigns have raised nearly $78 million in cash and donated food, and our people volunteered more than 6 million hours to hunger relief efforts last year alone. Check out our Corporate Social Responsibility Report published online at Yum.com and you will see our brands and franchise partners do a lot of other good things in the communities we serve. A Defining Global Company will always focus on more than making money, and we are doing just that.


WFP
wfp.org

Hopefully, that gives you a sense for how we intend to become **The Defining Global Company That Feeds The World**. Now I want to segue to our four major growth strategies and give you an idea of why we are so confident that we are on the ground floor of global growth and the best is yet to come.


Pizza Hut



#1 Build Leading Brands Across CHINA In Every Significant Category.

Our outstanding and experienced local team led by our Vice Chairman of Yum! Brands and Chairman and Chief Executive Officer of Yum! Restaurants China, Sam Su, grew our profits a whopping 26% in 2010, prior to foreign currency translation, on top of 24% growth in 2009 and 17% in 2008. You don't need to be a math major (and I'm not!) to easily calculate that our China operating profit has more than doubled in the last 3 years to $755 million, making it our Number 1 profit-producing Division in Yum! We expect it to become our first $1 Billion profit business in the very near future.

Our recipe for success is continued profitable new unit development and leveraging our existing assets with new dayparts and sales layers to grow same store sales. In 2010, we once again opened over 500 new restaurants, while delivering near-record margins of 22%. Our KFC business has been absolutely rock solid. We now have over 3,200 KFCs in over 700 cities, with $1.4 million average unit volumes. KFC added 414 new locations in 2010 and we continue to see cash paybacks in less than 3 years on new restaurants. The good news is that our growth and results were driven by increased traffic as KFC made good progress leveraging its assets with 24-hour operations, delivery service and continuing to build a solid breakfast business. We also have 520 casual dining Pizza Huts in 130 cities that had a breakout year, generating double digit same store sales growth in every quarter in 2010. Additionally, operating profit grew 50% and Pizza Hut Casual Dining now generates well over $100 million in operating profit. With those tremendous results, our strategy is to scale up for significant growth ahead. We also continued to invest behind the development of our emerging brands. Pizza Hut Home Service now has 120 units in eleven cities, making pizza available with very efficient, low-investment pizza carryout units. We are even creating our own Chinese quick service restaurant chain, East Dawning, tailored to the local favorites based on the amazing insight that Chinese people's favorite cuisine is, believe it or not, Chinese food! Consistent with this belief, we also own 27% of Little Sheep, the leading brand in the hot pot category, which has about 500 units and is the largest casual dining category in China with tons of potential.

Our single biggest advantage is we have arguably the finest operating team in the world that knows how to satisfy customers and make money. In fact, over 70% of our Restaurant General Managers have at least a college education, and as I like to say, the rest of them are just plain smart! This tremendous store level operating capability, combined with the fact that we've put in place a world class infrastructure, including our own food distribution system and one of the largest real estate and construction teams anywhere in the world, has given us a huge competitive advantage.

China operating profit has more than doubled in the last 3 years to $755 million, making it our Number 1 profit-producing Division in Yum!




500
New Restaurants
in 2010

Our conclusion is that our foundation has never been stronger, and we're just on the ground floor of growth in China. China is predicted to be the fastest growing major economy in the world. In fact, it is expected to grow its consuming class from around 450 million today to around 650 million people in 2020. Like I've said in the past, we will no doubt have some bumpy years, but 2010 definitely wasn't one of them and I wouldn't trade our long-term position in China with any consumer company in the world.

The way we look at it, KFC can be every bit as big as McDonald's is in the US, ultimately reaching 15,000+ units; Pizza Hut Casual Dining can equal the casual dining leader in the US, Applebee's, achieving 2,000+ units; Pizza Hut Home Service can match delivery category leader Domino's in the US, achieving 5,000+ units. And East Dawning is attacking the Chinese equivalent to the hamburger category in the US, so who knows how high is up? I always liken our China opportunity to the days when Colonel Sanders, Glen Bell, Dan Carney and Ray Kroc started KFC, Taco Bell, Pizza Hut and McDonald's, creating dynasty-like category leading brands in the US. Clearly, just like the founders of the brands I just mentioned, we are the pioneers on the ground floor of a booming category in a growing mega market. Having said this, we are constantly monitoring our returns and fully intend to remain true to our commitment to never build ahead of our people capability and unit economics. Our goal is to build a quality long-term business the right way.

In spite of our robust profit growth, some investors have asked: "Is Yum! now too China-dependent?" We believe the answer is definitively, NO! We think China is the Number 1 growth opportunity for Yum! in the 21st century and we love our leading position in this huge and dynamic market. Yet, we also have a tremendous emerging market opportunity outside of China, which leads me to our second strategy.

#2 Drive Aggressive **INTERNATIONAL** Expansion & Build Strong Brands Everywhere.


NOVI
Stuffed Crust
Keju
Cheesy Bites
Berbagi Bersama

Indonesia

Yum! Restaurants International, which operates in over 110 countries and territories outside the US and China, continues to deliver on this strategy as it delivered 11% full year operating profit growth prior to foreign currency translation. We treasure YRI's high-return franchising model with over 90% of our new restaurants built by franchisees who generate over $740 million in franchise fees, requiring little capital on our part. Driven by this franchisee development machine, we opened nearly 900 new restaurants in over 75 countries. That's the eleventh straight year we have opened more than 700 new units, including 548 in emerging markets, and our pipeline remains strong as we go into 2011. YRI now has 6,350 restaurants in emerging markets across 67 countries, a level that is unmatched by competitors. This impressive unit growth is the most obvious sign of the health of our brands internationally.

Just like in China, our infrastructure represents a stand-out competitive advantage. Here I always tip my hat to the foresight of PepsiCo, which prior to our spin-off, invested nearly 40 years and billions of dollars to establish the global network we've turned into a 14,000+ unit powerhouse. The reality is it would take the same time and commitment for others to reach our size and scale, and frankly, we don't expect most US competitors to have significant international businesses for a long time. As it stands, unlike the US where streets are lined with competition, we only face McDonald's and Domino's as major global competitors.


KFC
India

We opened nearly **900** new restaurants in over **75** countries, including **548** in emerging markets.


KFC
KFC
Bienvenue
France

Meanwhile, we are off and running, widening our competitive advantage and getting stronger and more diversified every year. What excites me most is that there's no doubt our calculated investments in high potential markets is paying off. We made major progress creating new growth vehicles by investing in emerging markets like India, Russia and Africa, as well as beginning to develop Taco Bell into a truly global brand. 2010 was a milestone year for our business in India, particularly with the KFC brand. KFC in India surpassed 100 units, had terrific sales growth and now has very good unit economics. This gives us the infrastructure and scale to fuel aggressive growth going forward. Pizza Hut in India is already in 34 cities with 171 restaurants and has been voted the "Most trusted food service brand" for the past six years. What really gets me excited when I visit our restaurants in India is the clear evidence that our operations capability there is just like China. In Russia, we made an acquisition that gave us full management control of the Rostiks-KFC brand, giving us 150 restaurants in total. I have to tell you we're very excited to have over 100 KFCs in both Russia and India. It took us ten years to get to 100 units in China, so we're definitely on the ground floor of growth in these two important markets. In Africa, we already have a dominant market position in South Africa with over 600 KFCs. We're now leveraging that powerhouse infrastructure to build new restaurants in Nigeria, Ghana and East Africa. We're extremely happy with how well consumers have taken to the KFC brand and how enthused our franchisees are about the opportunity ahead. In all, we can see adding 3,000 new KFCs by 2020 in the emerging markets of India, Vietnam, Russia, Pakistan and the African continent. At the same time, we're also making progress developing Taco Bell internationally. We entered 10 new countries in the past two years, and we're building more and more confidence Taco Bell will become a truly global brand. We expect to build an additional 100+ restaurants by 2015, with tremendous growth potential over time. In Continental Europe, YRI also made progress getting to scale in France, where we have over 200 units and the highest average unit volumes in the world, and in Germany, where strong sales growth is outpacing the industry. Additionally, we see a huge opportunity to leverage our existing assets by expanding KFC's Krusher frozen beverage line, expanding non-fried products, and testing breakfast. We're also focused on improving our operating model at Pizza Hut to better separate casual dining from our carryout and delivery business in order to drive stronger returns. Finally, as we shift our resources to support high-growth, high-return businesses, we elected to refranchise our Taiwan and Mexico restaurants. These transactions, as well as other significant improvements in our company-owned restaurants, improved our restaurant margins 80 basis points. Outside of China and the US, we expect the consuming class population to grow to 2 billion people by 2020 from 1.1 billion today. That creates a huge opportunity for us — with just over 14,000 restaurants compared to 17,500 in the US alone, YRI has barely scratched the surface and is just on the ground floor of global growth.

#3 Dramatically Improve US Brand Positions, Consistency and Returns.


Taco Bell

In the US, we grew same store sales 1% for the year, but we recognize that's not something to write home about. Nevertheless, we remain confident we're taking the right steps to tap the inherent sales opportunity and ultimate value in our 17,500 restaurants. Our system generates a steady earnings stream of $700 million in franchise and licensing fees, and our strategy is to better leverage our large US restaurant asset base with incremental sales layers, which we're making progress doing.

At Taco Bell, which represents over 60% of our operating profit in the US, sales grew by 2%, which was slightly better than the industry but not as high as we would have liked. The good news is they are the second most profitable brand in the US behind McDonald's, with strong company margins of 18% on system average unit volumes of $1.3 million. As the undisputed leader in value, Taco Bell offers our customers everyday low prices and an amazing amount of quality food for the money with our "Why Pay More!" menu. This year we successfully introduced $5 boxes and a home-meal replacement option of 12 tacos for just $10. We've also been hard at work to leverage our assets with new dayparts by testing breakfast and expanding our Frutista line of beverages and desserts, while also promoting our Drive-Thru Diet, featuring 9 items under 9 grams of fat. Taco Bell is unquestionably a powerhouse brand. Right now, we have nearly 5,200 Taco Bells in the US. We now plan to accelerate our development pace and expect to one day have 8,000 Taco Bells in the US, compared to the 7,300 Burger Kings today. With our immense popularity, strong volumes, margins and category dominance, we are making meaningful progress toward our goal.



We expect to one day have 8,000 Taco Bells in the US, compared to the 7,300 Burger Kings today.

Turning to Pizza Hut, which represents about 30% of our US operating profits, I am extremely proud of the team for completely repositioning and restructuring the business. Pizza Hut went from worst to first in its value ratings in the category. This was done by launching the "$10 any pizza" promotion and following that up with a system wide initiative to provide everyday affordable value menu prices with $8 medium pizzas, $10 large pizzas and $12 specialty pizzas. We've also made an investment in pasta and wings. With Tuscani Pasta Tuesday and Wing Wednesday we've had outstanding results driving volume during those days and better leveraging our assets. We also continue to innovate with new products like the new Big Italy Pizza. As a result, we've gained share, dramatically turned around our sales (up 8% for the year) and our restructuring is virtually complete — over 90% of system restaurants are owned by franchisees. This has been a tremendous turnaround year for Pizza Hut in the US, and the good news is we've got the foundation of everyday value going into 2011, which was something that we never had before.



The biggest challenge we have in the US is KFC, which given our explosive international growth, represents just 3 percent of our Company's overall profits. We have very high intentionality to turn the US business around just as we have in other parts of the world, so we are confident this is possible. In the UK, for example, we transformed KFC over the last decade with product innovation, insight-driven marketing and improved operations. As a result, we raised average unit volumes from about $1 million (where we are in the US today), to $1.5 million. We have a big job ahead of us in the US, and it's going to take time to execute our plans. We are determined to fix our operations, and leverage our core business, chicken on the bone, by offering both fried and non-fried options. Equally important, we will dramatically improve our value proposition, become more portable, and upgrade our assets. There is no quick fix, but we do know the game plan and I assure you, we are absolutely committed to succeed.



I clearly believe we are on our way to growing each of our US brands. We continue to see our US business as an outstanding "value investment" and believe we are only on the ground floor of leveraging our tremendous asset opportunity in the coming years.

#4 Drive Industry-Leading Long-Term **Shareholder** and **Franchisee** Value.

We are extremely proud our share price increased 40% in 2010, rewarding shareholders for our performance in the marketplace. We're also proud we continue to be a leader among consumer companies with Return On Invested Capital (ROIC) at 20%+. We are definitely a global cash machine, with each of our divisions generating free cash flow — and effectively funding their own capital investments. As this capital is deployed to high-growth emerging markets such as China, India and Russia, we expect total returns to remain strong. These returns will further improve as we continue to refranchise restaurants, as we have in the US, Mexico and Taiwan, which will increase our franchise fees with minimal capital investment. We are one of the unique companies that can CONTINUE to make significant capital investments year after year (about $800 million) AND pay a meaningful dividend (2.4% yield) AND grow EPS in double digits (17%) AND make investments in share repurchases with excess cash flows. You should know that we have a very strong balance sheet that gives us plenty of insulation from any unforeseen challenge. Bottom line, any way you look at it, Yum! Brands is in strong financial shape.

YUM ACHIEVED 17% EPS GROWTH IN 2010




Pizza Hut


TACO BELL

I'd like to thank our franchise partners, team members and associates around the globe for their hard work, dedication and commitment to help build Yum! as **the Defining Global Company That Feeds The World**. After reading this Annual Report, I hope you'll agree we're just **on the ground floor of global growth!**



Yum!
TACO BELL
LONG JOHN SILVER'S
A&W

YUM! TO YOU!

David C. Novak
Chairman & Chief Executive Officer
Yum! Brands, Inc.

Yum! future back vision

the defining global company that feeds the world

famous recognition culture where everyone counts

- Drive $HWWT^2$ leadership principles every day!
- Make it a magnet for the best talent
- Be an "ABR black belt"...Be a "Know How junkie"

dynamic, vibrant brands everywhere with one system operational excellence as our foundation

- Make Customer Mania come alive for every customer in every restaurant
- Build dynasties in every country
- Always connect with customers, always reach, always lead

a company with a huge heart

- Open doors and grow each other
- Truly care about the world...and save lives with the World Food Programme

how we win together

Yum!

(hwwt)²

believe in all people

We trust in positive intentions and believe everyone has the potential to make a difference. We actively seek diversity in others to expand our thinking and make the best decision. We coach and support every individual to grow to their full capability.

be restaurant and customer maniacs...NOW!

We love running great restaurants and our customers rule. We act with urgency to ensure every customer sees it and feels it in every restaurant. We make sure we have great RGMs who build great teams. We are maniacal about rigorous execution of our core processes to deliver our Brand Standards as our #1 brand building initiative. It's the foundation for making customer mania come alive.

go for breakthrough

We begin by asking ourselves, "What can I do NOW to get breakthrough results in my piece of Yum?!" Our intentionality drives step change thinking. We imagine how big something can be and work future-back, going full out with positive energy and personal accountability to make it happen.

build know how

We grow by being avid learners, pursuing knowledge and best practices inside and outside our company. We seek truth over harmony every step of the way. We consistently drive outstanding execution by scaling our learnings into process and tools around what matters most. Breakthroughs come when we get people with knowledge thinking creatively.

take the hill teamwork

We team together to drive action versus activity. We discuss the undiscussable, always promoting healthy debate and healthy decisions. Our relationships allow us to ask the earth of each other. We make specific verbal contracts to get big things done with urgency and excellence.

recognize! recognize! recognize!

We attract and retain the best people and inspire greatness by being world famous for recognition. We love celebrating the achievement of others and have lots of fun doing it!

Yum! dynasty growth model

our future back vision
Be the Defining Global Company That Feeds the World.

our goal
Be the Best in the World at Building Great Restaurant Brands!

our passion
Customer Mania... put a YUM on customers' faces around the world

our formula for success
People Capability First... satisfied customers and profitability follow

how we lead (with intentionality)
Step Change Thinkers
Know How Builders
Action Drivers
People Growers

how we grow
- Build leading brands in China in every significant category
- Drive aggressive, International expansion and build strong brands everywhere
- Dramatically improve U.S. brand positions, consistency and returns
- Drive industry-leading, long-term shareholder and franchisee value

how we win together (HWWT)²
Believe in All People
Be Restaurant and Customer Maniacs...NOW!
Recognize! Recognize! Recognize!
Go for Breakthrough
Build Know How
Take the Hill Teamwork

...with one system operational excellence as our foundation!


Yum!



Pizza Hut

TACO BELL

LONG JOHN SILVER'S

A&W
ALL AMERICAN FOOD

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

April 8, 2011

Dear Fellow Shareholders:

On behalf of your Board of Directors, we are pleased to invite you to attend the 2011 Annual Meeting of Shareholders of YUM! Brands, Inc. The meeting will be held Thursday, May 19, 2011, at 9:00 a.m., local time, in the YUM! Conference Center at 1900 Colonel Sanders Lane in Louisville, Kentucky.

This year we are pleased to once again take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the Internet. We believe that this e-proxy process expedites shareholders' receipt of proxy materials, while also lowering the costs and reducing the environmental impact of our Annual Meeting.

Whether or not you plan to attend the meeting, your vote is important and we encourage you to vote promptly. You may vote your shares via a toll-free telephone number or over the Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the three methods of voting are contained on the Notice or proxy card.

If you plan to attend the meeting, please bring your Notice, admission ticket from your proxy card or proof of your ownership of YUM common stock as of March 21, 2011 as well as a valid picture identification. Your vote is important. Whether or not you attend the meeting, we encourage you to consider the matters presented in the proxy statement and vote as soon as possible.

Sincerely,

David C. Novak
Chairman of the Board and Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on May 19, 2011—this Notice and proxy statement is available at *www.yum.com/investors/investor_materials.asp* and the Annual Report on Form 10-K is available at *www.yum.com/annualreport.*

YUM! Brands, Inc.

1441 Gardiner Lane

Louisville, Kentucky 40213

Notice of Annual Meeting of Shareholders

Time: 9:00 a.m. on Thursday, May 19, 2011

Place: YUM! Conference Center
1900 Colonel Sanders Lane
Louisville, Kentucky 40213

Items of Business:

(1) To elect twelve (12) directors to serve until the 2012 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified.

(2) To ratify the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2011.

(3) To consider and hold an Advisory Vote on Executive Compensation.

(4) To consider and hold an Advisory Vote on the Frequency of the Advisory Vote on Executive Compensation.

(5) To approve an Amendment to the Company's Restated Articles of Incorporation to Permit Shareholders to Call Special Meetings.

(6) To transact such other business as may properly come before the meeting.

Who Can Vote: You can vote if you were a shareholder of record as of the close of business on March 21, 2011.

Annual Report: A copy of our 2010 Annual Report on Form 10-K is included with this proxy statement.

Web site: You may also read the Company's Annual Report and this Notice and proxy statement on our Web site at *www.yum.com/annualreport* and *www.yum.com/investors/investor_materials.asp*.

Date of Mailing: This Notice, the proxy statement and the form of proxy are first being mailed to shareholders on or about April 8, 2011.

By Order of the Board of Directors



Christian L. Campbell
Secretary

YOUR VOTE IS IMPORTANT

Under a new rule effective last year, brokers can no longer vote on your behalf for the election of directors without your instructions. Whether or not you plan to attend the meeting, please provide your proxy by following the instructions on your Notice or proxy card. On April 8, 2011, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail, unless you request a copy. Instead, you should follow the instructions included in the Notice on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your vote by proxy over the Internet. If you received the proxy statement and Annual Report in the mail, please submit your proxy by marking, dating and signing the proxy card included and returning it promptly in the envelope enclosed. If you are able to attend the meeting and wish to vote your shares personally, you may do so at any time before the proxy is exercised.

TABLE OF CONTENTS

YUM! BRANDS, INC.

1441 Gardiner Lane

Louisville, Kentucky 40213

PROXY STATEMENT

For Annual Meeting of Shareholders To Be Held On May 19, 2011

The Board of Directors (the "Board of Directors" or the "Board") of YUM! Brands, Inc., a North Carolina corporation ("YUM" or the "Company"), solicits the enclosed proxy for use at the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Eastern Daylight Saving Time), on Thursday, May 19, 2011, in the YUM! Conference Center, at 1900 Colonel Sanders Lane, Louisville, Kentucky. This proxy statement contains information about the matters to be voted on at the Annual Meeting and the voting process, as well as information about our directors and most highly paid executive officers.

GENERAL INFORMATION ABOUT THE MEETING

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will vote on several important Company matters. In addition, our management will report on the Company's performance over the last fiscal year and, following the meeting, respond to questions from shareholders.


Proxy Statement

Why am I receiving these materials?

You received these materials because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. As a shareholder, you are invited to attend the meeting and are entitled to vote on the items of business described in this proxy statement.

Why did I receive a one-page Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

As permitted by Securities and Exchange Commission rules, we are making this proxy statement and our Annual Report available to our shareholders electronically via the Internet. On April 8, 2011, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail you will not receive a printed copy of the proxy materials in the mail, unless you request a copy. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact of the Annual Meeting.

Who may attend the Annual Meeting?

All shareholders of record as of March 21, 2011, or their duly appointed proxies, may attend the meeting. Seating is limited and admission is on a first-come, first-served basis. Please refer to "How can I attend the meeting?" on page 4 for information about what you will need to bring to the meeting.

What am I voting on?

You will be voting on the following 5 items of business at the Annual Meeting:

- The election of twelve (12) directors to serve until the next Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;
- The ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2011;
- An Advisory Vote on Executive Compensation;
- An Advisory Vote on Frequency of the Advisory Vote on Executive Compensation; and
- An Amendment to the Company's Restated Articles of Incorporation to permit shareholders to call Special Meetings.

We will also consider other business that properly comes before the meeting.

Who may vote?

You may vote if you owned YUM common stock as of the close of business on the record date, March 21, 2011. Each share of YUM common stock is entitled to one vote. As of March 21, 2011, YUM had 466,853,722 shares of common stock outstanding.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:

- "FOR" each of the nominees named in this proxy statement for election to the Board;
- "FOR" the ratification of the selection of KPMG LLP as our independent auditors;
- "FOR" the proposal regarding an advisory vote on executive compensation;
- "ONE YEAR" for the proposal regarding an advisory vote on the frequency of the advisory vote on executive compensation; and
- "FOR" the proposal regarding shareholders' right to call a special meeting.

How do I vote before the meeting?

There are three ways to vote before the meeting:

- By Internet—If you have Internet access, we encourage you to vote on *www.proxyvote.com* by following instructions on the Notice or proxy card;
- By telephone—by making a toll-free telephone call from the U.S. or Canada to 1(800) 690-6903 (if you have any questions about how to vote over the phone, call 1(888) 298-6986); or
- By mail—If you received your proxy materials by mail, you can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you are a participant in the Direct Stock Purchase Plan, the administrator of this program, as the shareholder of record, may only vote the shares for which it has received directions to vote from you.

If you are a participant in the YUM! Brands 401(k) Plan ("401(k) Plan"), Federal law requires us to send you proxy materials by mail. The trustee of the 401(k) Plan will only vote the shares for which it has received directions to vote from participants.

Proxies submitted through the Internet or by telephone as described above must be received by 11:59 p.m., Eastern Daylight Saving Time, on May 18, 2011. Proxies submitted by mail must be received prior to the meeting. Directions submitted by 401(k) Plan participants must be received by 12:00 p.m., Eastern Daylight Saving Time, on May 17, 2011.

Also, if you hold your shares in the name of a bank or broker, your ability to vote by telephone or the Internet depends on their voting processes. Please follow the directions on your notice carefully. A number of brokerage firms and banks participate in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers telephone and Internet voting options. If your shares are held in an account with a brokerage firm or bank participating in the Broadridge program, you may vote those shares telephonically by calling the telephone number shown on the voting instruction form received from your brokerage firm or bank, or through the Internet at Broadridge's voting *Web site* (*www.proxyvote.com*). Votes submitted through the Internet or by telephone through the Broadridge program must be received by 11:59 p.m., Eastern Daylight Saving Time, on May 18, 2011.

Can I vote at the meeting?

Shares registered directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a legal proxy from the broker or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may still vote your shares in person at the meeting even if you have previously voted by proxy.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the meeting. You may do this by:

- Signing another proxy card with a later date and returning it to us prior to the meeting;
- Voting again by telephone or through the Internet prior to 11:59 p.m., Eastern Daylight Saving Time, on May 18, 2011;
- Giving written notice to the Secretary of the Company prior to the meeting; or
- Voting again at the meeting.

Your attendance at the meeting will not have the effect of revoking a proxy unless you notify our Corporate Secretary in writing before the polls close that you wish to revoke a previous proxy.

Who will count the votes?

Representatives of American Stock Transfer and Trust Company, LLC will count the votes and will serve as the independent inspector of election.

What if I return my proxy card but do not provide voting instructions?

If you vote by proxy card, your shares will be voted as you instruct by the individuals named on the proxy card. If you sign and return a proxy card but do not specify how your shares are to be voted, the persons named as proxies on the proxy card will vote your shares in accordance with the recommendations of the Board. These recommendations are:

- **FOR** the election of the twelve (12) nominees for director named in this proxy statement (Item 1);
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors for the fiscal year 2011 (Item 2);
- **FOR** the proposal regarding an advisory vote on executive compensation (Item 3);
- **"ONE YEAR"** for the proposal regarding an advisory vote on the frequency of the advisory vote on executive compensation (Item 4); and

- **FOR** the proposal regarding shareholders' right to call a special meeting (Item 5).

What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is American Stock Transfer and Trust Company, LLC, which may be reached at 1(888) 439-4986.

Will my shares be voted if I do not provide my proxy?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters.

The proposal to ratify the selection of KPMG LLP as our independent auditors for fiscal year 2011 is considered a routine matter for which brokerage firms may vote shares for which they have not received voting instructions. The other proposals to be voted on at our meeting are not considered "routine" under applicable rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote."

How can I attend the meeting?

Proxy Statement

The Annual Meeting is open to all holders of YUM common stock as of the close of business on March 21, 2011, or their duly appointed proxies. You will need a valid picture identification and either an admission ticket or proof of ownership of YUM's common stock to enter the meeting. If you are a registered owner, your Notice will be your admission ticket. If you received the proxy statement and Annual Report by mail, you will find an admission ticket attached to the proxy card sent to you. If you plan to attend the meeting, please so indicate when you vote and bring the ticket with you to the meeting. If your shares are held in the name of a bank, broker or other holder of record, your admission ticket is the left side of your voting information form. If you do not bring your admission ticket, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker is an example of proof of ownership. If you arrive at the meeting without an admission ticket, we will admit you only if we are able to verify that you are a YUM shareholder. Your admittance to the Annual Meeting will depend upon availability of seating. All shareholders will be required to present valid picture identification prior to admittance. IF YOU DO NOT HAVE VALID PICTURE IDENTIFICATION AND EITHER AN ADMISSION TICKET OR PROOF THAT YOU OWN YUM COMMON STOCK, YOU MAY NOT BE ADMITTED INTO THE MEETING.

Please note that cameras, sound or video recording equipment, cellular telephones, blackberries and other similar devices, large bags, briefcases and packages will not be allowed in the meeting room.

May shareholders ask questions?

Yes. Representatives of the Company will answer shareholders' questions of general interest following the meeting. In order to give a greater number of shareholders an opportunity to ask questions, individuals or groups will be allowed to ask only one question and no repetitive or follow-up questions will be permitted.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting in person or if you properly return a proxy by Internet, telephone or mail. In order for us to conduct our meeting, a majority of the outstanding shares of YUM common stock, as of March 21, 2011, must be present in person or represented by proxy at the meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to elect directors?

You may vote "FOR" each nominee or "AGAINST" each nominee, or "ABSTAIN" from voting on one or more nominees. Unless you mark "AGAINST" or "ABSTAIN" with respect to a particular nominee or nominees or for all nominees, your proxy will be voted "FOR" each of the director nominees named in this proxy statement. In an uncontested election, a nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes. Abstentions will be counted as present but not voted. Full details of the Company's majority voting policy are set out in our Corporate Governance Principles at *www.yum.com/governance/principles.asp* and at page 8 under "What other Significant Board Practices does the Company have?—Majority Voting Policy."

How many votes are needed to approve the other proposals?

The ratification of the selection of KPMG LLP as our independent auditors, the approval of the compensation of our named executive officers and the approval of the amendment to our Restated Articles of Incorporation must receive the "FOR" vote of a majority of the shares, present in person or represented by proxy, and entitled to vote at the meeting. For each of these items, you may vote "FOR", "AGAINST" or "ABSTAIN." Abstentions will be counted as shares present and entitled to vote at the meeting. Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposals. Broker non-votes will not be counted as shares present and entitled to vote with respect to the particular matter on which the broker has not voted. Thus, broker non-votes will not affect the outcome of any of these proposals. With respect to the advisory vote on the frequency of advisory votes on executive compensation, you may vote "ONE YEAR", "TWO YEARS" or "THREE YEARS", or you may abstain from voting. The frequency of the advisory vote on executive compensation receiving the greatest number of votes—"ONE YEAR", "TWO YEARS" or "THREE YEARS"—will be considered the frequency recommended by shareholders. Abstentions and broker non-votes will therefore not affect the outcome of this proposal.

What if other matters are presented for consideration at the Annual Meeting?

As of the date of this proxy statement, our management knows of no matters that will be presented for consideration at the meeting other than those matters discussed in this proxy statement. If any other matters properly come before the meeting and call for a vote of shareholders, validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

GOVERNANCE OF THE COMPANY

The business and affairs of YUM are managed under the direction of the Board of Directors. The Board believes that good corporate governance is a critical factor in achieving business success and in fulfilling the Board's responsibilities to shareholders. The Board believes that its practices align management and shareholder interests. Highlights of our corporate governance practices are described below.

What is the composition of the Board of Directors and how often are members elected?

Our Board of Directors presently consists of 12 directors whose terms expire at this Annual Meeting.

As discussed in more detail later in this section, the Board has determined that 10 of our 12 continuing directors are independent under the rules of the New York Stock Exchange ("NYSE").

How often did the Board meet in fiscal 2010?

The Board of Directors met 6 times during fiscal 2010. Each director attended at least 75% of the meetings of the Board and the committees of which he or she was a member and that we held during the period he or she served as a director.

What is the Board's policy regarding director attendance at the Annual Meeting of Shareholders?

The Board of Director's policy is that all directors should attend the Annual Meeting and ten of the Company's twelve directors attended the 2010 Annual Meeting.

How does the Board select nominees for the Board?

The Nominating and Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee's charter provides that it may retain a third-party executive search firm to identify candidates from time to time. The Committee did not retain a search firm in 2010.

In accordance with our Governance Principles, our Board seeks members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and are selected based upon contributions they can make to the Board and management. The Committee's assessment of a proposed candidate will include a review of the person's judgment, experience, independence, understanding of the Company's business or other related industries and such other factors as the Nominating and Governance Committee determines are relevant in light of the needs of the Board of Directors. The Committee believes that its nominees should reflect a diversity of experience, gender, race, ethnicity and age. The Board does not have a specific policy regarding director diversity. The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees, if any. In connection with this evaluation, it is expected that each Committee member will interview the prospective nominee in person or by telephone before the prospective nominee is presented to the full Board for consideration. After completing this evaluation and interview process, the Committee will make a recommendation to the full Board as to the person(s) who should be nominated by the Board, and the Board determines the nominee(s) after considering the recommendation and report of the Committee.

We believe that each of our directors has met these guidelines set forth in the Governance Principles. As noted in the director biographies that follow this section, our directors have experience, qualifications and skills across a wide range of public and private companies, possessing a broad spectrum of experience both individually and collectively.

For a shareholder to submit a candidate for consideration by the Nominating and Governance Committee, a shareholder must notify YUM's Corporate Secretary. To make a director nomination at the 2012 Annual Meeting, a shareholder must notify YUM's Secretary no later than February 19, 2012. Notices should be sent to: Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The nomination must contain the information described on page 76.

What is the Board's Leadership Structure?

The Company's Corporate Governance Principles provide that the CEO may also serve as Chairman of the Board, and our CEO, David Novak, serves as Chairman of the Board of the Company. The Board believes that combining these positions serves the bests interests of the Company at this time. The Board believes that by serving as both Chairman and CEO, Mr. Novak is positioned to use his in-depth knowledge of our industry, our global business and its challenges as well as our key constituents including employees, franchisees and business partners to provide the Board with the leadership needed to set Board agendas, strategic focus and direction for the Company. Mr. Novak's combined role as Chairman and CEO also ensures that the Company presents its message and strategy to shareholders, employees, customers, franchisees and business partners with a unified voice. Combining the Chairman and CEO roles fosters clear accountability, effective decision-making, and alignment on corporate strategy.

The Nominating and Governance Committee reviews the Board's leadership structure annually together with an evaluation of the performance and effectiveness of the Board of Directors. In 2010, the Nominating and Governance Committee concluded that the current leadership structure of the Board enables it to fully satisfy its role of independent oversight of management and the Company. In making this determination, the Nominating and Governance Committee's review included an assessment of the effectiveness of the roles played by the presiding director and our independent Committee Chairs, the openness of the communications between the directors and Mr. Novak, the responsiveness of Mr. Novak to issues raised by directors, and the overall quality and focus of Board meetings. In addition, to assure effective independent oversight, the Board has adopted a number of governance practices discussed below.

Proxy Statement

What are the Company's Governance Policies and Ethical Guidelines?

- ***Board Committee Charters.*** The Audit, Management Planning and Development (formerly called the Compensation Committee) and Nominating and Governance Committees of the YUM Board of Directors operate pursuant to written charters. These charters were approved by the Board of Directors and reflect certain best practices in corporate governance, as well as comply with the Sarbanes-Oxley Act of 2002 and the rules issued thereunder, including the requirements of the NYSE. Each charter is available on the Company's Web site at *www.yum.com/governance/committee.asp*.
- ***Corporate Governance Principles.*** The Board of Directors has documented its corporate governance guidelines in the YUM! Brands, Inc. Corporate Governance Principles. These guidelines as amended are available on the Company's Web site at *www.yum.com/governance/principles.asp*.
- ***Code of Ethics.*** YUM's Worldwide Code of Conduct was adopted to emphasize the Company's commitment to the highest standards of business conduct. The Code of Conduct also sets forth information and procedures for employees to report ethical or accounting concerns, misconduct or violations of the Code in a confidential manner. The Code of Conduct applies to the Board of Directors and all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. Our directors and the senior-most employees in the Company are required to regularly complete a conflicts of interest questionnaire and certify in writing that they have read and understand the Code of Conduct. The Code of Conduct is available on the Company's Web site at *www.yum.com/governance/conduct.asp*. The Company

intends to post amendments to or waivers from its Code (to the extent applicable to the Board of Directors or executive officers) on this Web site.

What other Significant Board Practices does the Company have?

- ***Private Executive Sessions.*** Our non-management directors meet in executive session at each regular Board meeting. The executive sessions are attended only by the non-management directors and are presided over by the presiding director. Our independent directors meet in executive session at least once per year.
- ***Role of Presiding Director.*** Our corporate governance guidelines require the election, by the independent directors, of a presiding director. Unless the Board provides otherwise, the presiding director for each calendar year will be the chair of one of our committees that consist solely of independent directors, who will rotate as presiding director on a calendar year basis. In 2010, David Grissom served as the presiding director. Based upon the recommendation of the Nominating and Governance Committee, the Board has determined that the presiding director is responsible for:

  (a) Presiding at all executive sessions of the Board and any other meeting of the Board at which the Chairman is not present, and advising the Chairman and CEO of any decisions reached or suggestions made at any executive session,

  (b) Approving in advance agendas and schedules for Board meetings and the information that is provided to directors,

  (c) If requested by major shareholders, being available for consultations and direct communication,

  (d) Serving as a liaison between the Chairman and the independent directors, and

  (e) Calling special meetings of the independent directors.

- ***Advance Materials.*** Information and data important to the directors' understanding of the business or matters to be considered at a Board or Board Committee meeting are, to the extent practical, distributed to the directors sufficiently in advance of the meeting to allow careful review prior to the meeting.
- ***Board and Committees' Evaluations.*** The Board has an annual self-evaluation process that is led by the Nominating and Governance Committee. This assessment focuses on the Board's contribution to the Company and emphasizes those areas in which the Board believes a better contribution could be made. In addition, the Audit, Management Planning and Development and Nominating and Governance Committees also each conduct similar annual self-evaluations.
- ***Majority Voting Policy.*** In May 2008, shareholders approved an amendment to the Company's Restated Articles of Incorporation to adopt majority voting for the election of directors in uncontested elections. This means that director nominees in an uncontested election for directors must receive a number of votes "for" his or her election in excess of the number of votes "against." In conjunction with the approval of this amendment, the Board amended the Company's Corporate Governance Principles to provide that any incumbent director who does not receive a majority of "for" votes will promptly tender to the Board his or her resignation from the Board. The resignation will specify that it is effective upon the Board's acceptance of the resignation. The Board will, through a process managed by the Nominating and Governance Committee and excluding the nominee in question, accept or reject the resignation within 90 days after the Board receives the resignation. If the Board rejects the resignation, the reason for the Board's decision will be publicly disclosed.

What access do the Board and Board committees have to Management and to Outside Advisors?

- *Access to Management and Employees.* Directors have full and unrestricted access to the management and employees of the Company. Additionally, key members of management attend Board meetings to present information about the results, plans and operations of the business within their areas of responsibility.
- *Access to Outside Advisors.* The Board and its committees may retain counsel or consultants without obtaining the approval of any officer of the Company in advance or otherwise. The Audit Committee has the sole authority to retain and terminate the independent auditor. The Nominating and Governance Committee has the sole authority to retain search firms to be used to identify director candidates. The Management Planning and Development Committee has the sole authority to retain compensation consultants for advice on executive compensation matters.

What is the Board's role in risk oversight?

The Board maintains overall responsibility for overseeing the Company's risk management. In furtherance of its responsibility, the Board has delegated specific risk-related responsibilities to the Audit Committee and to the Management Planning and Development Committee. The Audit Committee engages in substantive discussions of risk management at its regular committee meetings held during the year. At these meetings, it receives functional risk review reports covering significant areas of risk from senior managers responsible for these functional areas, as well as receiving reports from the Company's Chief Auditor. Our Chief Auditor reports directly to the Chairman of the Audit Committee and our Chief Financial Officer. The Audit Committee also receives reports at each meeting regarding legal and regulatory risks from management. The Audit Committee provides a summary to the full Board at each regular Board meeting of the risk area reviewed together with any other risk related subjects discussed at the Audit Committee meeting. In addition, our Management Planning and Development Committee considers the risks that may be implicated by our compensation programs through a risk assessment conducted by management and reports its conclusions to the full Board.

Has the Company conducted a risk assessment of its compensation policies and practices?

As stated in the Compensation Discussion and Analysis at page 35, the philosophy of our compensation programs is to reward performance by designing pay programs at all levels that align team performance, individual performance, customer satisfaction and shareholder return, emphasize long-term incentives and require executives to personally invest in Company stock.

In 2011, the Management Planning and Development Committee of the Board of Directors oversaw the performance of a risk assessment of our compensation programs for all employees to determine whether they encourage unnecessary or excessive risk taking. In conducting this review, each of our compensation practices and programs was reviewed against the key risks facing the Company in the conduct of its business. Based on this review, the Committee concluded that our compensation policies and practices do not encourage our employees to take unnecessary or excessive risks.

As part of this assessment, the Committee concluded that the following policies and practices of the Company's cash and equity incentive programs serve to reduce the likelihood of excessive risk taking:

- Our compensation system is balanced, rewarding both short term and long term performance.
- Long term Company performance is emphasized. The majority of incentive compensation for the top level employees is associated with the long term performance of the Company.
- The annual incentive target setting process is closely linked to the annual financial planning process and supports the Company's overall strategic plan.

- Compensation is primarily determined by results of the business.
- Financial performance which determines employee rewards is closely monitored by and certified to the Audit Committee and the full Board.
- Compensation performance measures are set for each division and YUM, are transparent and are tied to multiple measurable factors, none of which exceeds a 50% weighting. The measures are both apparent to shareholders and drivers of their returns.
- Strong stock ownership guidelines for 600 senior employees are enforced (discussed further at page 47).
- We have implemented a compensation recovery or "clawback" policy (discussed further at page 50).

How does the Board determine which directors are considered independent?

The Company's Corporate Governance Principles, adopted by the Board, require that we meet the listing standards of the NYSE. The full text of the Principles can be found on the Company's Web site (*www.yum.com/governance/principles.asp*).

Pursuant to the Principles, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in the Principles, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that all of the directors are independent of the Company and its management under the rules of the NYSE, with the exception of David Novak and Jing-Shyh S. Su. Mr. Novak and Mr. Su are not considered independent directors because of their employment by the Company.

In determining that the other directors did not have a material relationship with the Company, the Board determined that Messrs. Dorman, Ferragamo, Grissom, Holland, Langone, Linen, Nelson and Walter and Ms. Hill had no other relationship with the Company other than their relationship as director. The Board did note, as discussed in the next paragraph, that CVS Caremark Corporation ("CVS"), which employs Thomas Ryan, had a business relationship with the Company; however, as noted below, the Board determined that this relationship was not material to Mr. Ryan or CVS.

Mr. Ryan is the Chairman of CVS (during 2010, he was also Chief Executive Officer and President of CVS). In 2007, YUM entered into a transaction with CVS to sublease a long range aircraft. In the Fall of 2010, the Company renewed the sublease through 2017. The sublease was renewed at pricing terms substantially similar to the expiring sublease and at or below market. YUM will have an option to purchase the aircraft in 2012. After reviewing the terms of the 2010 sublease renewal, the Board determined that the transaction did not create a material relationship between YUM and Mr. Ryan or YUM and CVS as the total payments represent less than 1/10 of 1% of CVS's revenues. The Board further concluded that it does not affect the independence of Mr. Ryan.

How do shareholders communicate with the Board?

Shareholders and other parties interested in communicating directly with individual directors, the non-management directors as a group or the entire Board may do so by writing to the Nominating and Governance Committee, c/o Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The Nominating and Governance Committee of the Board has approved a process for handling letters received by the Company and addressed to individual directors, non-management members of the Board or the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and regularly forwards to a designated individual member of the Nominating and

Governance Committee copies of all such correspondence (although we do not forward commercial correspondence and correspondence duplicative in nature; however, we will retain duplicate correspondence and all duplicate correspondence will be available for directors' review upon their request) and a summary of all such correspondence. The designated director of the Nominating and Governance Committee will forward correspondence directed to individual directors as he or she deems appropriate. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Written correspondence from shareholders relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's Audit Committee Chairperson and to the internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters (described below). Correspondence from shareholders relating to Management Planning and Development Committee matters are referred to the Chairperson of the Management Planning and Development Committee.

What are the Company's Policies on Reporting of Concerns Regarding Accounting?

The Audit Committee has established policies on reporting concerns regarding accounting and other matters in addition to our policy on communicating with our non-management directors. Any person, whether or not an employee, who has a concern about the conduct of the Company or any of our people, with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our General Counsel, Christian Campbell. If any person believes that he or she should communicate with our Audit Committee Chair, J. David Grissom, he or she may do so by writing him at c/o YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, KY 40213. In addition, a person who has such a concern about the conduct of the Company or any of our employees may discuss that concern on a confidential or anonymous basis by contacting The Network at 1 (800) 241-5689. The Network is our designated external contact for these issues and is authorized to contact the appropriate members of management and/or the Board of Directors with respect to all concerns it receives. The full text of our Policy on Reporting of Concerns Regarding Accounting and Other Matters is available on our Web site at *www.yum.com/governance/complaint.asp*.

What are the committees of the Board?

The Board of Directors has standing Audit, Management Planning and Development, Nominating and Governance and Executive/Finance Committees.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2010
Audit: J. David Grissom, Chair Robert Holland, Jr. Kenneth G. Langone Jonathan S. Linen Thomas C. Nelson	• Possesses sole authority regarding the selection and retention of independent auditors • Reviews and has oversight over the Company's internal audit function • Reviews and approves the cost and scope of audit and non-audit services provided by the independent auditors • Reviews the independence, qualification and performance of the independent auditors • Reviews the adequacy of the Company's internal systems of accounting and financial control • Reviews the annual audited financial statements and results of the audit with management and the independent auditors • Reviews the Company's accounting and financial reporting principles and practices including any significant changes • Advises the Board with respect to Company policies and procedures regarding compliance with applicable laws and regulations and the Company's Worldwide Code of Conduct and Policy on Conflicts of Interest • Discusses with management the Company's policies with respect to risk assessment and risk management. Further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "What is the Board's Role in Risk Oversight" set forth on page 9.	9

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Grissom, the chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Grissom has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member is financially literate within the meaning of the NYSE listing standards.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2010
Management Planning and Development: Thomas M. Ryan, Chair David W. Dorman Massimo Ferragamo Bonnie Hill Robert Walter	• Oversees the Company's executive compensation plans and programs and reviews and recommends changes to these plans and programs • Monitors the performance of the chief executive officer and other senior executives in light of corporate goals set by the Committee • Reviews and approves the compensation of the chief executive officer and other senior executive officers • Reviews management succession planning	5
The Board has determined that all of the members of the Management Planning and Development Committee are independent within the meaning of the listing standards of the NYSE.		

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2010
Nominating and Governance: Robert Walter, Chair David W. Dorman Massimo Ferragamo Bonnie Hill Thomas M. Ryan	• Identifies and proposes to the Board suitable candidates for Board membership • Advises the Board on matters of corporate governance • Reviews and reassesses from time to time the adequacy of the Company's Corporate Governance Principles • Receives comments from all directors and reports annually to the Board with assessment of the Board's performance • Prepares and supervises the Board's annual review of director independence	3
The Board has determined that all of the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of the NYSE.		

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2010
Executive/Finance: David C. Novak, Chair J. David Grissom Kenneth G. Langone	• Exercises all of the powers of the Board in the management of the business and affairs of the Company consistent with applicable law while the Board is not in session	—

How are directors compensated?

Employee Directors. Employee directors do not receive additional compensation for serving on the Board of Directors.

Non-Employee Directors Annual Compensation. The annual compensation for each director who is not an employee of YUM is discussed under "Director Compensation" beginning on page 69.

How much YUM stock do the directors own?

Stock ownership information for each director nominee is shown in the table on page 28.

What are the Company's policies and procedures with respect to related person transactions?

The Board of Directors has adopted policies and procedures for the review of related person transactions.

Under these policies and procedures, the Nominating and Governance Committee reviews related person transactions in which we are or will be a participant to determine if they are in the best interests of our shareholders and the Company. Transactions, arrangements, or relationships or any series of similar transactions, arrangements or relationships in which a related person had or will have a material interest and that exceed $100,000 are subject to the Committee's review. Any member of the Nominating and Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberation or vote respecting approval or ratification of the transaction.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock and their immediate family members. Immediate family members are spouses, parents, stepparents, children, stepchildren, siblings, daughters-in-law, sons-in-law and any person, other than a tenant or domestic employee, who resides in the household of a director, director nominee, executive officer or holder of 5% or more of our voting stock.

After its review, the Nominating and Governance Committee may approve or ratify the transaction. The policies and procedures provide that certain transactions are deemed to be pre-approved even if they will exceed $100,000. These transactions include employment of executive officers, director compensation, and transactions with other companies if the aggregate amount of the transaction does not exceed the greater of $1 million or 2% of that company's total revenues and the related person is not an executive officer of the other company.

During fiscal 2010, affiliates of Harman Management Corporation ("Harman"), as KFC, Taco Bell, Pizza Hut, Long John Silver's and A&W All American Food franchisees, paid royalties of approximately $13.4 million and contingent store opening fees of approximately $5,500 to subsidiaries of YUM. The store opening fees are held in escrow and may be returned to Harman if the related new restaurant units are not opened within a pre-determined number of months following payment. Jackie Trujillo, Chairman Emeritus of the Board of Harman, retired as a director of YUM in May 2010. Ms. Trujillo retired from Harman as its Chairman on June 30, 2004. Ms. Trujillo has a direct financial interest in Harman but does not control Harman and does not have any management responsibility at Harman. The Nominating and Governance Committee ratified these transactions with Harman.

Does the Company require stock ownership by directors?

Yes, the Company requires stock ownership by directors. The Board of Directors expects non-management directors to hold a meaningful number of shares of Company common stock and expects non-management directors to retain shares acquired as compensation as a director until at least 12 months following their departure from the Board. YUM directors receive a significant portion of their annual compensation in stock. The Company believes that the emphasis on the equity component of director compensation serves to further align the interests of directors with those of our shareholders.

Does the Company have stock ownership guidelines for Executives and Senior Management?

The Management Planning and Development Committee has adopted formal stock ownership guidelines that set minimum expectations for executive and senior management ownership. These guidelines are discussed on page 47. The Company has maintained an ownership culture among its executive and senior managers since its formation. All executive officers, and substantially all members of senior management, hold stock well in excess of the guidelines.

MATTERS REQUIRING SHAREHOLDER ACTION

ITEM 1: ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Who are this year's nominees?

The twelve (12) nominees recommended by the Nominating and Governance Committee of the Board of Directors for election this year to hold office until the 2012 Annual Meeting and until their respective successors are elected and qualified are provided below. The biographies of each of the nominees below contains information regarding the person's service as a director, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Governance Committee and the Board to determine that the person should serve as a director for the Company. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to YUM and our Board. Finally, we value their significant experience on other public company boards of directors and board committees.

Information about the number of shares of common stock beneficially owned by each director appears on page 27 under the heading "Stock Ownership Information." See also "Certain Relationships and Related Transactions." There are no family relationships among any of the directors and executive officers of the Company. Director ages are as of the Annual Meeting date.

Director Bios

David W. Dorman
Age 57
Director since 2005
Non-Executive Chairman,
Motorola Solutions, Inc.

David W. Dorman is the Non-Executive Chairman of the Board of Motorola Solutions, Inc. (formerly known as Motorola Inc.), a leading provider of business and mission critical communication products and services for enterprise and government customers. He served as Non-Executive Chairman of the Board of Motorola, Inc. from May 2008 until the separation of its mobile devices and home businesses in January, 2011. From October 2006 to May 2008, he was Senior Advisor and Managing Director to Warburg Pincus, a global private equity firm. From November 2005 until January 2006, he was President of AT&T Inc., a company that provides Internet and transaction-based voice and data services (formerly known as SBC Communications). He was Chairman of the Board and Chief Executive Officer of the company previously known as AT&T Corp. from November 2002 until November 2005. Prior to this, he was President of AT&T Corp. from 2000 to 2002 and the Chief Executive Officer of Concert, a former global venture created by AT&T Corp. and British Telecommunications plc, from 1999 to 2000.

Mr. Dorman serves on the board of CVS Caremark Corporation. He served as a director of AT&T Corp. from 2002 to 2006 and Georgia Tech Foundation from 2002 to 2010.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chief executive officer of global telecommunications-related businesses
- Expertise in finance, strategic planning and public company executive compensation
- Public company directorship and committee experience
- Independent of Company

Massimo Ferragamo
Age 53
Director since 1997
Chairman, Ferragamo USA, Inc.

Massimo Ferragamo is Chairman of Ferragamo USA, Inc., a subsidiary of Salvatore Ferragamo Italia, which controls sales and distribution of Ferragamo products in North America. Mr. Ferragamo has held this position since 1985. Mr. Ferragamo has served as a director of Birks & Mayors, Inc. from 2005 until 2007.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chairman of an international sales and distribution business
- Expertise in branding, marketing, sales and international business development
- Public company directorship and committee experience
- Independent of Company

J. David Grissom
Age 72
Director since 2003
Chairman, Mayfair Capital, Inc.
Chairman, The Glenview Trust Company

J. David Grissom is Chairman of Mayfair Capital, Inc., a private investment firm formed by Mr. Grissom in 1989. In addition, Mr. Grissom has been Chairman of The Glenview Trust Company, a private trust and investment management company, since 2001. From 1973 to 1989, he held various senior positions, including Chairman and CEO of Citizens Fidelity Bank & Trust and Vice Chairman of its successor, PNC Financial Corp. He is also a director of United Metro Media, Inc. He served as a director of Churchill Downs Incorporated from 1979 to 2010.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chairman of private investment firms and chief executive officer of a financial institution
- Expertise in finance, accounting and public company leadership
- Public company directorship and committee experience
- Independent of Company

Bonnie G. Hill
Age 69
Director since 2003
President, B. Hill Enterprises LLC

Bonnie G. Hill is President of B. Hill Enterprises LLC, a consulting company. She has held this position since July 2001. She is also co-founder of Icon Blue, Inc., a brand marketing company. She served as President and Chief Executive Officer of Times Mirror Foundation, a charitable foundation affiliated with the Tribune Company from 1997 to 2001 and Senior Vice President, Communications and Public Affairs, of the Los Angeles Times from 1998 to 2001. From 1992 to 1996, she served as Dean of the McIntire School of Commerce at the University of Virginia. Ms. Hill currently serves as a director of AK Steel Holding Corporation, The Home Depot, Inc., and California Water Service Group. She serves as the Lead Director of the Board of Directors of The Home Depot, Inc. She serves on the boards of many other organizations, including the Financial Industry Regulatory Authority Investor Education Foundation. She also served on the boards of Hershey Foods Corporation from 1993 to 2007 and Albertson's, Inc. from 2002 to 2006.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as president of a consulting firm and as dean of the school of commerce at a large public university
- Expertise in corporate governance, succession planning and public company compensation
- Public company directorship and committee experience
- Independent of Company

Robert Holland, Jr.
Age 70
Director since 1997
Managing Director and Advisory Board Member, Essex Lake Group, P.C.

Robert Holland, Jr. is a Managing Director and Advisory Board Member of Essex Lake Group, P.C., a strategy and management consulting firm specializing in enhanced granular modeling and analytics, since 2009. From 2001 to 2009, he maintained a consulting practice for strategic development assistance to senior management of Fortune 500 companies. From 2005 to 2007, he was a member of Cordova, Smart and Williams, LLC an investment fund manager, and a limited partner of Williams Capital Partners Advisors, LP, a private equity investment firm. He was Chief Executive Officer of WorkPlace Integrators, Michigan's largest steelcase office furniture dealer, from 1997 until 2001. From 1995 to 1996, he was President and Chief Executive Officer of Ben & Jerry's Homemade, Inc. He was an associate and a partner at McKinsey & Co. from 1968 to 1981. Mr. Holland is also a director of Carver Federal Bank, Lexmark International, Inc. and Neptune Orient Lines Limited.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as a managing director of a consulting firm and chief executive officer of consumer, branded business
- Expertise in finance, strategic planning, marketing, business development and corporate governance
- Public company directorship and committee experience
- Independent of Company

Kenneth G. Langone
Age 75
Director since 1997
Founder, Chairman, Chief Executive Officer and President, Invemed Associates, LLC

Kenneth G. Langone is the founder, and since 1974, has been Chairman of the Board, Chief Executive Officer and President, of Invemed Associates, LLC, a New York Stock Exchange firm engaged in investment banking and brokerage. He is also a director of Unifi, Inc. He is a founder of The Home Depot, Inc. and served on its board from 1978 to 2008. Mr. Langone also served as a director of Choicepoint, Inc. from 2002 to 2008.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chief executive officer of a highly regulated financial services business
- Expertise in finance, strategic planning, business development and retail business
- Public company directorship and committee experience
- Independent of Company

Jonathan S. Linen
Age 67
Director since 2005
Advisor to the Chairman of American Express Company

Jonathan S. Linen has been an advisor to the Chairman of American Express Company, a diversified worldwide travel and financial services company, since January 2006. From August 1993 until December 2005, he served as Vice Chairman of American Express Company. From 1992 to 1993, Mr. Linen served as President and Chief Operating Officer of American Express Travel Related Services Company, Inc. From 1989 to 1992, Mr. Linen served as President and Chief Executive Officer of Shearson Lehman Brothers. Mr. Linen is a director of Modern Bank, N.A. and The Intercontinental Hotels Group.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as president and chief executive officer of a global travel-related services company
- Expertise in finance, marketing and international business development
- Public company directorship and committee experience
- Independent of Company

Thomas C. Nelson
Age 48
Director since 2006
Chairman, Chief Executive Officer and President, National Gypsum Company

Thomas C. Nelson has served as the President and Chief Executive Officer of National Gypsum Company, a building products manufacturer, since 1999 and was elected Chairman of the Board in January 2005. From 1995 to 1999, Mr. Nelson served as the Vice Chairman and Chief Financial Officer of National Gypsum Company. He is also a General Partner of Wakefield Group, a North Carolina based venture capital firm. Mr. Nelson previously worked for Morgan Stanley & Co. and in the United States Defense Department as Assistant to the Secretary and was a White House Fellow. He also serves as a director of Belk, Inc. and Carolinas Healthcare System.

Specific qualifications, experience, skills and expertise:
- Operational and management experience, including as president and chief executive officer of a building products manufacturer
- Senior government experience as Assistant to the Secretary of the United States Defense Department and as a White House Fellow
- Expertise in finance, strategic planning, business development and retail business
- Public company directorship and committee experience
- Independent of Company

David C. Novak
Age 58
Director since 1997
Chairman, Chief Executive Officer and President, YUM

David C. Novak became Chairman of the Board on January 1, 2001, and Chief Executive Officer of YUM on January 1, 2000. He also serves as President of YUM, a position he has held since October 21, 1997. Mr. Novak previously served as Group President and Chief Executive Officer, KFC and Pizza Hut from August 1996 to July 1997, at which time he became acting Vice Chairman of YUM. He is also a director of JPMorgan Chase & Co. and Friends of World Food Program.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chairman and chief executive officer of the Company
- Expertise in strategic planning, global branding, franchising, finance and corporate leadership
- Public company directorship and committee experience

Thomas M. Ryan
Age 58
Director since 2002
Chairman, CVS Caremark Corporation and CVS Pharmacy, Inc.

Thomas M. Ryan has been Chairman of the Board of CVS Caremark Corporation ("CVS"), a pharmacy healthcare provider, since April 1999. He was Chief Executive Officer of CVS from May 1998 to February 2011 and also served as President from May 1998 to May 2010. Mr. Ryan was a director of Reebok International Ltd from 1998 to 2005 and Bank of America Corporation from 2004 to 2010.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chief executive officer of a global pharmacy healthcare business
- Expertise in finance, strategic planning and public company executive compensation
- Public company directorship and committee experience
- Independent of Company

Jing-Shyh S. Su
Age 58
Director since 2008
Vice Chairman, Yum! Brands, Inc.
Chairman and Chief Executive Officer of YUM's China Division

Jing-Shyh S. Su became Vice Chairman of the Board on March 14, 2008. He is also Chairman and Chief Executive Officer of YUM's China Division, a position he has held since May 2010. From 1997 to May 2010, he was President of YUM's China Division. Prior to this position, he was the Vice President of North Asia for both KFC and Pizza Hut.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as president of the Company's China Division
- Expertise in marketing and brand development
- Expertise in strategic planning and international business development

Proxy Statement

Robert D. Walter
Age 65
Director since 2008
Founder and Retired Chairman/
CEO Cardinal Health, Inc.

Robert D. Walter is the founder of Cardinal Health, Inc., a company that provides products and services supporting the health care industry. Mr. Walter retired from Cardinal Health in June 2008. Prior to his retirement from Cardinal Health, he served as Executive Director from November 2007 to June 2008. From April 2006 to November 2007, he served as Executive Chairman of the Board of Cardinal Health. From 1979 to April 2006, he served as Chairman and Chief Executive Officer of Cardinal Health. Mr. Walter also serves as a director of American Express Company, Nordstrom, Inc. and Battelle Memorial Institute. From 2000 to 2007, he was a director of CBS Corporation and its predecessor, Viacom, Inc.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as chief executive officer, of a global healthcare and service provider business
- Expertise in finance, business development, business integrations, financial reporting, compliance and controls
- Public company directorship and committee experience
- Independent of Company

Proxy Statement

If elected, we expect that all of the aforementioned nominees will serve as directors and hold office until the 2012 Annual Meeting of Shareholders and until their respective successors have been elected and qualified. Based on the recommendation of the Nominating and Governance Committee, all of the aforementioned nominees are standing for reelection.

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THESE NOMINEES.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, proxies may be voted for a substitute nominated by the Board of Directors.

What vote is required to elect directors?

A nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes.

Our policy regarding the election of directors can be found in our Corporate Governance Principles at *www.yum.com/governance/principles.asp* and at page 8 under "What other Significant Board Practices does the Company have?—Majority Voting Policy."

ITEM 2: RATIFICATION OF INDEPENDENT AUDITORS
(Item 2 on the Proxy Card)

What am I voting on?

A proposal to ratify the selection of KPMG LLP ("KPMG") as our independent auditors for fiscal year 2011. The Audit Committee of the Board of Directors has selected KPMG to audit our consolidated financial statements. During fiscal 2010, KPMG served as our independent auditors and also provided other audit-related and non-audit services.

Will a representative of KPMG be present at the meeting?

Representatives of KPMG will be present at the Annual Meeting and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. If the selection of KPMG is not ratified, the Audit Committee will reconsider the selection of independent auditors.

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THIS PROPOSAL.

What fees did we pay to KPMG for audit and other services for fiscal years 2010 and 2009?

The following table presents fees for professional services rendered by KPMG for the audit of the Company's annual financial statements for 2010 and 2009, and fees billed for audit-related services, tax services and all other services rendered by KPMG for 2010 and 2009.

	2010	2009
Audit fees(1)	$4,800,000	$4,800,000
Audit-related fees(2)	300,000	400,000
Audit and audit-related fees	5,100,000	5,200,000
Tax fees(3)	500,000	400,000
All other fees	—	—
Total fees	$5,600,000	$5,600,000

(1) Audit fees for 2010 and 2009 include fees for the audit of the annual consolidated financial statements, reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports, audits of the effectiveness of the Company's internal controls over financial reporting, statutory audits and services rendered in connection with the Company's securities offerings.

(2) Audit-related fees for 2010 and 2009 included audits of financial statements of certain employee benefit plans, agreed upon procedures related to certain state tax credits and other attestations. Audit-related fees for 2009 also included $82,500 for fees for audits of carved-out financial statements that were reimbursed to the Company by a franchisee in connection with services performed related to an acquisition of Company restaurants by the franchisee.

(3) Tax fees for 2010 and 2009 consisted principally of fees for international tax compliance and tax audit assistance.

What is the Company's policy regarding the approval of audit and non-audit services?

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services, including tax services, proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may approve engagements on a case-by-case basis or pre-approve engagements pursuant to the Audit Committee's pre-approval policy. The Audit Committee may delegate pre-approval authority to one of its independent members, and has currently delegated pre-approval authority up to certain amounts to its Chairperson.

Pre-approvals for services are granted at the January Audit Committee meeting each year. In considering pre-approvals, the Audit Committee reviews a description of the scope of services falling within pre-designated services and imposes specific budgetary guidelines. Pre-approvals of designated services are generally effective for the succeeding 12 months. Any incremental audit or permitted non-audit services which are expected to exceed the relevant budgetary guideline must be pre-approved.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any non-compliance with the pre-approval policy to the Chairperson of the Audit Committee.

The complete policy is available on the Company's Web site at *www.yum.com/governance/media/gov_auditpolicy.pdf*.

ITEM 3: ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Item 3 on the Proxy Card)

What am I voting on?

As required by SEC rules, we are asking shareholders to approve, on an advisory, non-binding basis, the 2010 compensation awarded to the Company's named executive officers as described in the "Executive Compensation" section of this proxy statement, beginning on page 30.

Our goal is to provide an executive compensation program that attracts, rewards and retains the talented leaders necessary to enable our Company to succeed in the highly competitive market, while maximizing shareholder returns. We believe that our compensation program, which ties a significant portion of pay to performance, provides a competitive compensation package to our executives and utilizes components that best align the interests of our executives with those of our shareholders. We believe this approach, which has been in place for many years, has made our management team a key driver in the Company's strong performance over both the long and short term.

Shareholders are urged to read the Compensation Discussion and Analysis section of this proxy statement, beginning on page 30, as well as the Summary Compensation Table and related compensation tables and narratives, which discuss in detail how our compensation policies and procedures operate and are designed to meet our compensation goals.

Accordingly, we ask our shareholders to vote on the following resolution at the Annual Meeting:

> RESOLVED, that the shareholder approve the compensation awarded to our named executive officers, as disclosed pursuant to SEC rules, including the Compensation Discussion and Analysis, the compensation tables and related materials included in this proxy statement.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. While this vote is advisory and non-binding on the Company, the Board of Directors and the Management Planning and Development Committee will review the voting results and consider shareholder concerns in their continuing evaluation of the Company's compensation program.

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THIS PROPOSAL.

ITEM 4: ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Item 4 on the Proxy Card)

What am I voting on?

As required by SEC rules, we are asking shareholders to vote, on an advisory, non-binding basis, on how frequently we should present to shareholders the advisory vote on executive compensation. SEC rules require the Company to submit to a shareholder vote at least once every six years whether advisory votes on executive compensation should be presented every one, two or three years.

After careful consideration of the frequency alternatives and the expression of views the Company has received from shareholders on this matter, the Board believes that a one year frequency for conducting an advisory vote on executive compensation is appropriate for the Company and its shareholders at this time.

Shareholders will specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. While this vote is advisory and non-binding on the Company, the Board of Directors and the Management Planning and Development Committee will carefully consider the outcome of the vote, among other factors, when making future decisions regarding the frequency of advisory votes on executive compensation.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE ONE YEAR ON THE FREQUENCY FOR CONDUCTING THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.

ITEM 5: PROPOSAL TO APPROVE AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO PERMIT SHAREHOLDERS TO CALL SPECIAL MEETINGS
(Item 5 on the Proxy Card)

Current Standard for Calling Special Meetings of Shareholders

North Carolina law provides that a public corporation shall hold a special meeting of shareholders on call of (1) its board of directors or (2) the person or persons authorized to do so by the articles of incorporation or bylaws. Currently, the Company's Restated Articles of Incorporation (the "Articles of Incorporation") and Amended and Restated Bylaws (the "Bylaws") provide only that the Board of Directors may call a special meeting of shareholders (subject to the rights of holders of preferred shares).

What am I voting on?

The Board of Directors has adopted, and now recommends shareholder approval of, an amendment to Article FIFTH of the Articles of Incorporation (the "Amendment") that would give holders of record of at least 25% of the outstanding common shares the right to request that a special meeting of shareholders be called, subject to procedural requirements to be set forth in the Bylaws, amended as described below. The form of the proposed Amendment, consisting of a deletion to paragraph (a) and the insertion of new paragraph (j) of Article FIFTH, is attached as Appendix A to this proxy statement. The general descriptions of the Amendment herein are subject to the actual text of the Amendment in the form of Appendix A.

Background

The ability of shareholders to call special shareholder meetings is increasingly considered an important aspect of good corporate governance. Last year, a shareholder proposal requesting that 10% of the holders of our outstanding common shares be permitted to call special meetings received majority support from our shareholders. The Board of Directors supports the concept of permitting shareholders to request special meetings, but believes that a 25% threshold strikes a better balance than a 10% threshold in terms of enhancing shareholder rights and protecting against the risk that a small percentage of shareholders could trigger a special meeting to pursue special interests that are not are in the best interests of the Company and its shareholders in general. A special meeting is an extraordinary event that imposes significant financial expense and administrative burdens on the Company. The proposed 25% threshold ensures that the Company will incur the costs and disruptions associated with calling and holding a special meeting only if a significant portion of our shareholders support holding such a meeting. The 25% threshold is also consistent with thresholds adopted by many other large public companies.

Amendment of Restated Articles of Incorporation and Related Bylaw Amendments

After due consideration and upon the recommendation of the Nominating and Governance Committee, the Board of Directors adopted resolutions (1) setting forth and adopting the proposed Amendment to provide that shareholders shall have the right to request special meetings of the shareholders and that a special meeting of the shareholders shall be called upon the proper request of the holders of record of at least 25% of the outstanding common shares and (2) declaring the advisability of the Amendment and recommending that our shareholders approve the Amendment.

If approved, the Amendment will become effective upon the filing of Articles of Amendment to the Company's Articles of Incorporation with the Secretary of State of North Carolina. The Company would make such a filing promptly after approval of the Amendment by the shareholders at the annual meeting. The Board of Directors has also adopted corresponding amendments to our Bylaws which would become effective if and when the Amendment becomes effective. The Bylaw amendments provide that holders of record of at least 25% of our outstanding common shares shall be permitted to request and present business at a special meeting, subject to certain procedural and informational requirements. Each request for a special meeting must be signed by the requesting shareholders and include information relating to such shareholders and the business to be brought before the special meeting. Requesting shareholders must update and supplement any such meeting request so that the information previously provided to the Secretary of the Company is true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting (or any adjournment or postponement of the meeting). In determining whether the 25% threshold has been satisfied where multiple requests are submitted, only requests submitted within 60 days of the first such request and covering substantially the same business to be brought before the meeting will be considered together and aggregated.

Subject to certain exceptions, no business may be conducted at the special meeting except for business that is described in the shareholder request and properly brought before the special meeting. In addition, a special meeting will not be held if (1) the proposed business is to be included at an annual or special meeting called by the Board of Directors to be held within 90 days after the special meeting request is received by the Secretary, (2) the business to be covered at the special meeting was previously included at an annual or special meeting held not more than 12 months before the special meeting request was delivered to the Secretary or (3) the special meeting request relates to an item of business that is not the proper subject of shareholder action or was made in a manner that involved a violation of law.

What is the vote required to approve this proposal?

This proposal must be approved by a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions and broker non-votes will have the effect of a vote "Against" the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL TO APPROVE AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO PERMIT SHAREHOLDERS TO REQUEST SPECIAL MEETINGS

STOCK OWNERSHIP INFORMATION

Who are our largest shareholders?

This table shows ownership information for the only YUM shareholder known by our management to be the owner of 5% or more of YUM common stock. This information is presented as of December 31, 2010, and is based on a stock ownership report on Schedule 13G filed by such shareholder with the SEC and provided to us.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119	30,231,270(1)	6.5%

(1) The filing indicates sole voting power for 16,227,100 shares, shared voting power for 10,300,483 shares, no voting power for 3,703,687 shares, sole dispositive power for 19,930,787 shares and shared dispositive power for 10,300,483 shares.

How much YUM common stock is owned by our directors and executive officers?

This table shows the beneficial ownership of YUM common stock as of December 31, 2010 by

- each of our nominees for election as directors,
- each of the executive officers named in the Summary Compensation Table on page 52, and
- all directors and executive officers as a group.

Unless we note otherwise, each of the following persons and their family members has sole voting and investment power with respect to the shares of common stock beneficially owned by him or her. None of the persons in this table hold in excess of one percent of the outstanding YUM common stock. Directors and executive officers as a group beneficially own approximately 2%. Our internal stock ownership guidelines call for the Chairman to own 336,000 shares of YUM common stock or stock equivalents. Guidelines for our other named executive officers call for them to own 50,000 shares of YUM common stock or stock equivalents within five years following their appointment to their current position. Other executive officers are required to own 24,000 shares of YUM common stock or stock equivalents.

The table shows the number of shares of common stock and common stock equivalents beneficially owned as of December 31, 2010. Included are shares that could have been acquired within 60 days of December 31, 2010 through the exercise of stock options, stock appreciation rights or distributions from the Company's deferred compensation plans, together with additional underlying stock units as described in footnote 4 to the table. Under SEC rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

Name	Beneficial Ownership: Number of Shares Beneficially Owned(1)	Options/SARS's Exercisable within 60 Days(2)	Deferral Plans Stock Units(3)	Total Beneficial Ownership	Additional Underlying Stock Units(4)	Total
David C. Novak	267,829	2,567,575	1,334,280	4,169,684	988,841	5,158,525
David W. Dorman	36,227	15,716	0	51,943	5,255	57,198
Massimo Ferragamo	44,488	25,098	43,131	112,717	24,337	137,054
J. David Grissom	86,652(5)	20,710	2,055	109,417	0	109,417
Bonnie G. Hill	0	20,416	11,961	32,377	12,168	44,545
Robert Holland, Jr.	57,279	25,098	12,168	94,545	13,447	107,992
Kenneth G. Langone	650,490(6)	5,240	17,561	673,291	20,236	693,527
Jonathan Linen	14,438	15,716	0	30,154	25,447	55,601
Thomas C. Nelson	0	7,845	0	7,845	25,300	33,145
Thomas M. Ryan	19,755	24,654	1,712	46,121	24,861	70,982
Robert D. Walter	51,830	2,936	0	54,766	12,752	67,518
Richard T. Carucci	22,388(7)	476,762	0	499,150	121,953	621,103
Jing-Shyh S. Su	278,361	988,378	0	1,266,739	246,408	1,513,147
Graham D. Allan	428,226(8)	792,834	155,185	1,376,245	89,459	1,465,704
Scott Bergren	11,255	170,208	9,866	191,329	128,580	319,909
All Directors and Executive Officers as a Group (23 persons)	2,043,119	7,067,748	1,722,298	10,833,165	2,287,874	13,121,039

(1) Shares owned outright. These amounts include the following shares held pursuant to YUM's 401(k) Plan as to which each named person has sole voting power:

- Mr. Novak, 30,999 shares
- all directors and executive officers as a group, 33,923 shares

(2) The amounts shown include beneficial ownership of shares that may be acquired within 60 days pursuant to stock options and stock appreciation rights awarded under our employee or director incentive compensation plans. For stock options, we report shares equal to the number of options exercisable within 60 days. For SARs we report the shares that would be delivered upon exercise (which is equal to the number of SARs multiplied by the difference between the fair market value of our common stock at year-end and the exercise price divided by the fair market value of the stock).

(3) These amounts reflect units denominated as common stock equivalents held in deferred compensation accounts for each of the named persons under our Directors Deferred Compensation Plan or our Executive Income Deferral Program. Amounts payable under these plans will be paid in shares of YUM common stock at termination of employment/directorship or within 60 days if so elected.

(4) Amounts include units denominated as common stock equivalents held in deferred compensation accounts which become payable in shares of YUM common stock at a time (a) other than at termination of employment or (b) after March 1, 2010. For Messrs. Novak and Su, amounts also include restricted stock units awarded in 2008 and 2010, respectively.

(5) This amount includes 26,000 shares held in IRA accounts.

(6) All shares are held in a margin account.

(7) This amount includes 6,000 shares held in a trust.

(8) Of this amount, 428,222 of Mr. Allan's shares are pledged.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of the outstanding shares of YUM common stock to file with the SEC reports of their ownership and changes in their ownership of YUM common stock. Directors, executive officers and greater-than-ten percent shareholders are also required to furnish YUM with copies of all ownership reports they file with the SEC. To our knowledge, based solely on a review of the copies of such reports furnished to YUM and representations that no other reports were required, all of our directors and executive officers complied with all Section 16(a) filing requirements during fiscal 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis ("CD&A") describes the principles of our executive compensation program, how we applied those principles in compensating our Named Executive Officers ("NEOs") for fiscal year 2010, and how our compensation program drives performance.

In this CD&A, we first provide an executive summary of our program for fiscal 2010. We then describe our compensation philosophy and objectives of our executive compensation program and how the Management Planning and Development Committee (the "Committee") of our Board oversees our compensation program. We discuss the roles of the Committee's independent compensation consultant and management in the compensation process and describe how we determine each element of compensation. The CD&A also discusses how we set the challenging performance goals for our annual incentive bonuses. We believe that our compensation program in 2010 and in prior years shows that we have closely linked pay to performance.

Executive Summary

Overview of 2010 Performance

As we stated last year, the power of YUM is in our ability to deliver consistently strong results. That is why we are pleased to report that for 2010 we:

- Achieved record year over year growth in Earnings Per Share (excluding special items) ("EPS") growth of 17%—marking the ninth consecutive year that we exceeded our annual target of at least 10%
- Increased worldwide system sales by 4% (prior to foreign currency translation)
- Opened nearly 1,400 new restaurants outside the United States—the tenth straight year we have opened more than 1,000 new units
- Improved our worldwide restaurant margins by 1.3 percentage points
- Grew operating profits by 15% prior to special items and foreign currency translation
- Generated $1.16 billion in net income—a new high
- Generated almost $2 billion of cash from operations
- Maintained our Return on Invested Capital of over 20%—continuing to be an industry leader
- Increased our dividend by 19%

Our overall performance proved once again the resilience of our global portfolio of leading brands to deliver consistent double digit EPS growth. Our shareholders also benefited from our strong year as our stock price increased from $35.38 to $49.66 during fiscal 2010—a return of 40% (excluding dividends).

Overview of Our Compensation Program

For 2010, the compensation program for the Company's NEOs is essentially the same program that has been in place for over 10 years. The program is a highly performance based program and the compensation of our executives reflects the Company's performance.

Our goal is to provide an executive compensation program that best serves the long-term interests of our shareholders. The Committee designed our compensation program to support our vision to be the Defining Global Company That Feeds the World, to enable our major growth strategies and to attract, reward and retain the talented leaders necessary to enable our Company to succeed in the highly competitive market for talent, while maximizing shareholder returns. We believe that our management team has been a key driver in YUM's strong performance over both the long and short term. Therefore, we intend to continue to provide a competitive compensation package to our executives, tie a significant portion of pay to performance and utilize components that best align the interests of our executives with those of our shareholders.

The following is a summary of important aspects of our executive compensation program discussed later in this CD&A:

- *Key elements.* The key elements of our program are:
  - Base salary,
  - Annual performance-based cash incentives, and
  - Long-term equity compensation consisting of stock-settled stock appreciation rights ("SARs") and Performance Share Units ("PSUs").
- *Pay for Performance.* We emphasize pay-for-performance in order to align executive compensation with our business strategy and the creation of long-term shareholder value.
- *At Risk Pay.* While we emphasize "at risk" pay tied to performance, we believe our program does not encourage excessive risk taking by our NEOs or other executives.
- *Share Ownership Guidelines.* Our executives are subject to share ownership guidelines and are prohibited from hedging against the economic risk of such ownership.
- *No Employment Agreements or Guaranteed Bonuses.* Our executives do not have employment agreements or guaranteed bonuses.
- *Compensation Recovery Policy.* We have a compensation recovery policy that gives the Board discretion to recover incentive compensation paid to senior management in the event of a restatement of our financial statements due to misconduct.
- *Future Severance Policy.* We have a future severance policy that limits any future severance agreements with an executive.
- *Change in Control Agreements.* We have change in control agreements with our executives to ensure continuity of management in the event of a prospective change in control of the Company.

Significant Majority of Executive Officer Pay Tied to Performance

Our annual compensation program has three primary elements: base salary, annual cash performance-based incentives and long-term equity performance-based incentives. As the graph below shows, the performance-based incentives constitute by far the largest portion of target compensation for our NEOs:

CEO Target Pay Mix—2010


Salary 14%
Annual Incentive 23%
Long Term Equity 63%
Salary %
Annual Incentive %
Long Term Equity %

All Other NEOs Target Pay Mix—2010


Salary 26%
Long Term Equity 48%
Annual Incentive 27%
Salary %
Annual Incentive %
Long Term Equity %

Proxy Statement

2010 Compensation Program/Decisions

For 2010, we highlighted four major growth strategies as drivers for earnings growth. The Company has communicated these same strategies to investors for several years. These strategies are:

- Build Leading Brands in China in Every Significant Category
- Drive Aggressive International Expansion and Build Strong Brands Everywhere
- Improve U.S. Brand Positions, Consistency and Returns
- Provide Long-Term Shareholder and Franchisee Value

Our compensation program is designed to support these strategies. For our annual bonus program, the Committee sets performance measures and targets it believes will help the Company continue to execute against these strategies. The Company's 2010 results measured against the 2010 targets are used by the Committee when evaluating our NEOs' performance and determining the NEOs' annual incentive bonus (the performance measures, targets and results are discussed beginning at page 39).

The Company believes this compensation program, which as noted above has been in place for many years, is an important factor in driving our NEOs' performance to achieve long term EPS growth and total shareholder return ("TSR"). The success of our strategy is evidenced by our one, three and five year results for TSR as compared to our compensation peer group (made up of the retail, hospitality and nondurable consumer products companies described at page 38) and our consistent year over year EPS growth, as shown below:

described at page 38)

EPS*—Nine Year Growth


13%
13%
15%
13%
14%
15%
14%
13%
17%
'02
'03
'04
'05
'06
'07
'08
'09
'10

* For purposes of calculating the year over year growth in EPS in the chart above, EPS excludes special items believed to be distortive of consolidated results on a year over year basis and the initial impact of expensing stock options in 2005. The special items excluded are the same as those excluded in the Company's annual earning releases.

Annual Total Shareholder Return Through 12/31/10


84th percentile
43.3%
14.8%
79th percentile
11.0%
3.5%
94th percentile
18.1%
5.3%
1-Year
3-Year
5-Year
YUM
Compensation Peer Group

Proxy Statement

As shown above, the percentile ranking of our performance measured by TSR is in the top quartile for each of the three time periods. A substantial reason for this superior performance is our track record of consistency in delivering strong, year-over-year growth in EPS. In light of the Company's strong performance during 2010, as well as its sustained performance over the years, the Committee believes that the program's stated objective of paying our Chief Executive Officer at the 75th percentile and our other NEOs at the 75th percentile for salary and annual bonus and the 50th percentile for equity-based compensation has helped attract and retain top talent and has incentivized that talent to a high level of performance.

In line with our pay for performance policy, we took the following 2010 compensation actions:

- *No Adjustments to Base Salary:* Based on general economic conditions in 2009, we believed base salaries should not be increased for 2010;
- *Pay-for-Performance Annual Incentive:* Based on our strong 2010 performance, we paid bonuses for 2010 recognizing our strong operating profit growth (prior to special items and foreign currency translation) and strong EPS growth and for meeting the other division and individual performance goals set by the Committee for fiscal 2010; and
- *Equity-based Compensation:* In line with our growth strategy and to align NEOs with shareholder interests, we granted SARs or stock options to our NEOs based on each NEO's performance. We also granted PSUs that will vest only if we achieve pre-established 3-year EPS growth goals.

In the remainder of the CD&A, we discuss in more detail our executive compensation program and how it worked in 2010. Among other topics, we address the following:

- The philosophy underlying our executive compensation program (page 35)
- The objectives of our executive compensation program (page 35)
- An overview of the key elements of our executive compensation program (page 35)
- The process the Management Planning and Development Committee ("Committee") uses to set and review executive compensation (page 36)
- The alignment of our executive compensation with the Company's business and financial performance (page 36)
- The allocation between fixed and variable compensation (page 36)
- The role of our independent compensation consultant (page 36)
- The role of comparative compensation data and how we select the companies that are used to generate the comparative data (page 37)
- Compensation decisions for NEOs other than our CEO (beginning at page 38) including:
  - Team performance measures, which are used in the calculation of the annual bonus (page 39)
  - Individual performance measures, which are also used in the calculation of the annual bonus (page 39)
- Our CEO's compensation (page 44)
- Our stock ownership guidelines (page 47)

Our Named Executive Officers (NEOs) for 2010:

- David C. Novak, Chairman, Chief Executive Officer and President
- Richard T. Carucci, Chief Financial Officer
- Jing-Shyh S. Su, Vice Chairman of the Board and Chairman and CEO—China Division
- Graham D. Allan, Chief Executive Officer—Yum Restaurants International Division ("YRI")
- Scott Bergren, Chief Executive Officer—Pizza Hut U.S. and Yum! Innovation

YUM's Compensation Philosophy

YUM's compensation philosophy is reviewed annually by the Committee.

Our philosophy is to:

- reward performance
- pay our restaurant general managers and executives like owners
- design pay programs at all levels that align team and individual performance, customer satisfaction and shareholder return
- emphasize long-term incentive compensation
- require executives to personally invest in Company stock

Objectives of YUM's Compensation Program

The objectives of our executive compensation program are to:

- attract and retain highly qualified employees through competitive compensation and benefit programs
- reward our employees for personal contributions that grow the business
- maximize shareholder returns

Key Elements of Compensation

The following table lists the key elements that generally comprise our 2010 executive compensation.

Element	Purpose	Form
Base Salary	Provide compensation for performance of primary roles and responsibilities	Cash
Performance-based annual incentive compensation	Provide incentive to drive company performance with payout based on achievement of YUM's and its divisions' short-term goals and strategic objectives	Cash
Long-term incentive compensation	Motivate our executives to help us achieve our long-range performance goals that will enhance our value and, as a result, enhance our shareholders' returns on their investments	Stock Appreciation Rights/Stock Options and Performance Share Units
Retirement benefits	Provide tax-advantaged means to accumulate retirement benefits	Defined Benefit Plan, Defined Contribution Plan

We determine all elements of compensation annually at the same time, currently in January, to allow us to take into consideration all of the elements when decisions are made.

How Compensation Decisions Are Made

In January of each year, the Committee reviews the performance and total compensation of our CEO and the other executive officers. The Committee reviews and establishes each executive's total compensation target for the current year which includes base salary, annual bonus opportunities and long-term incentive awards. The Committee's decisions impacting our CEO are also reviewed and ratified by the independent members of the Board.

In making these compensation decisions, the Committee relies on the CEO's in-depth review of the performance of the executive officers as well as competitive market information. Compensation decisions are ultimately made by the Committee using its judgment, focusing primarily on the executive officer's performance against his or her financial and strategic objectives, qualitative factors and YUM's overall performance.

Alignment between Compensation and Company Performance

As noted above, a key objective of our compensation program is to maximize shareholder returns. Our incentive programs are designed to reinforce our pay-for-performance philosophy by aligning the payouts with the results of the Company's business and financial performance. These incentives, which constitute a significant portion of total compensation, consist of annual incentive compensation, which is short-term in nature, and stock option/stock appreciation rights, restricted stock units and PSUs, which have a longer-term focus. These pay elements are discussed in more detail below.

Compensation Allocation

The Committee reviews information provided by the Committee's consultant (see below) for our CEO and executive officers, to determine the appropriate level and mix of incentive compensation. However, there is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation.

For our executive officers (other than the CEO), the mix of total compensation is effectively targeted at 30% fixed and 70% variable, *i.e.*, "at risk". Fixed compensation is comprised of base salary, while variable compensation is comprised of annual incentives and long-term incentive compensation.

Role of Independent Consultant

The Committee's charter states that the Committee may retain outside compensation consultants, lawyers or other advisors. Since 2005, the Committee has retained an independent consultant, Meridian Compensation Partners, LLC ("Meridian"), to advise it on certain compensation matters. For 2010 and similar to prior years, the Committee told Meridian that:

- they were to act independently of management and at the direction of the Committee;
- their ongoing engagement would be determined by the Committee;
- they were to inform the Committee of relevant trends and regulatory developments; and
- they were to provide compensation comparisons based on information that is derived from comparable businesses of a similar size to us for the CEO and other executive officers and assist the Committee in its determination of the annual compensation package for our CEO.

During 2010, Hewitt Associates spun off a portion of its executive compensation practice into a separate, entirely independent entity, Meridian Compensation Partners. The Committee retained

Meridian going forward as its independent executive compensation consultant. During 2010, Meridian did not provide any services unrelated to executive compensation.

Role of Comparative Compensation Data

One of the factors used by our Committee in setting executive compensation is an evaluation of how our compensation levels compare to compensation levels for similarly situated executives at companies considered to be our peers. To conduct these comparisons, Meridian provided compensation comparisons based on information that is derived from comparable businesses. This data is used as a frame of reference (a "benchmark") for establishing compensation targets for base salary, annual incentives and long-term incentives for executive officers below our CEO.

The Committee uses a benchmark as a point of reference for measurement. Benchmarks, however, are not the determinative factor for our executives' compensation, and they do not supplant the analyses of the individual performance of the executive officers. Because the comparative compensation information is one of several factors used in the setting of executive compensation, the Committee has discretion in determining the nature and extent of its use. Further, given the limitations associated with comparative pay information for setting individual executive compensation, the Committee may elect not to use the comparative compensation information at all in the course of making specific compensation decisions.

For our NEOs, other than our CEO, the Committee has set target percentiles for base salary, performance-based annual incentives and long-term incentives as discussed at page 38. The Committee does not set target percentiles with respect to target total compensation for our NEOs other than our CEO (see page 44 for a discussion of Mr. Novak's target total compensation). For the CEO, the Company generally attempts to deliver pay opportunities at the 75th percentile of the market—specifically, 75th percentile target total cash and target total compensation. For all our NEOs, the Company does not measure/benchmark the percentile ranking of compensation actually earned since any realized value from our variable pay programs in particular is a function of company, division, and/or individual performance. It is not generally the objective of the Company to deliver comparable pay outcomes but rather comparable pay opportunities. Realized/earned value from the Company variable pay programs is reflective of business results and not competitive benchmarking.

Comparative Compensation Data

Revenue size often correlates to some degree with the market value of compensation for senior executive positions. For companies with significant franchise operations measuring size is more complex. This is because there are added complexities and responsibilities for managing the relationships, arrangements, and overall scope of the enterprise that franchising introduces, in particular, managing product introductions, marketing, driving new unit development, customer satisfaction and overall operations improvements across the entire franchise system. Accordingly, consistent with its practice from prior years which Meridian had recommended, the Committee decided to add 25% of estimated franchisee and licensee sales to the Company's estimated 2009 sales to establish an appropriate revenue benchmark to determine the market value of various components of compensation for 2010. This means that the Company, when considering franchisee sales, is viewed as having estimated revenues of $16.3 billion. Specifically, this amount was determined by adding 2009 estimated Company sales of $9.7 billion and 25% of estimated franchisee and licensee sales (from which the Company derives revenues in the form of royalties) of $26.4 billion.

The median annual revenues (for 2008, the most recent year available at that time) for this peer group was $15.3 billion. Data for each individual job was compiled based on the estimated revenue size of the division that the NEO was responsible for in 2009, specifically $16.3 billion for Messrs. Novak and Carucci, $3.9 billion for Mr. Su, $4.8 billion for Mr. Allan and $2 billion for Mr. Bergren.

Companies included in the Peer Group

For the benchmarking done in late 2009 (used for early 2010 pay decisions), the peer group for all NEOs was made up of retail, hospitality and nondurable consumer product companies. The Committee established this peer group for the CEO and other NEO compensation in 2008. Periodically the Committee, with Meridian's assistance, reviews the composition of the peer group to ensure the companies are relevant for comparative purposes. The Committee deleted two companies for 2010. We believe the current group of companies is reflective of the market in which we operate for executive talent. The group was chosen because of each of the company's relative leadership positions in their sector, relative size as measured by revenues, relative complexity of the business, and in some cases because of their global reach. The companies deleted from the survey group represented companies whose data was not as readily available, that had been acquired or that were no longer a good match for the group. The companies comprising this nondurable consumer products group used for the benchmarking done at the end of 2009 were:

Company Name	2008 Sales/ Revenues ($billions)	Company Name	2008 Sales/ Revenues ($billions)
Walgreen Co.	66.3	Marriott International, Inc.	12.9
Lowe's Companies, Inc.	48.2	Kellogg Company	12.8
PepsiCo, Inc.	43.3	Avon Products, Inc.	10.7
Kraft Foods, Inc.	42.2	OfficeMax Incorporated	8.3
The Coca-Cola Company	31.9	Campbell Soup Company	7.6
Macy's, Inc.	24.9	Darden Restaurants, Inc.	7.2
McDonald's Corporation	23.5	AutoZone, Inc.	6.5
Staples, Inc.	23.1	Starwood Hotels & Resorts Worldwide, Inc.	5.9
Kimberly-Clark Corporation	19.4	Mattel Corporation	5.9
J. C. Penney Company, Inc.	18.5	The Hershey Company	5.1
Kohl's Corporation	16.4	Mars, Incorporated(1)	N/A
Colgate-Palmolive Company	15.3	Median	15.3
General Mills, Inc.	14.7	YUM(2)	16.3
The Gap, Inc.	14.5		

(1) Data not publicly available

(2) Projected 2009 company sales + 25% of franchisee and licensee sales

Targeting Compensation

For the NEOs, other than our CEO, we target the elements of our compensation program as follows:

- Base salary—because NEOs are expected to make significant contributions in current and future positions and would be considered a critical loss if they left the Company, we target the 75th percentile for base salary
- Performance-based annual incentive compensation—75th percentile to emphasize superior pay for superior performance
- Long-term incentives—50th percentile

For the CEO, the Committee targets 75th percentile for salary and target total cash compensation as well as 75th percentile for target total compensation. These benchmark values are based on target annual incentives and the grant date fair value of long-term incentives.

2010 Executive Compensation Decisions

Base Salary

Base salary is designed to compensate our executive officers for their primary roles and responsibilities and to provide a stable level of annual compensation. Market data from the peer group was considered in determining base salaries for NEOs based on each NEO's position and responsibility. An executive officer's actual salary relative to this competitive salary range varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for management talent. The Committee reviews each executive officer's salary and performance annually. Based on the economic environment in 2009, the Committee determined not to increase salaries for 2010.

While the Committee did not approve salary increases for 2010, the Committee as part of its annual review of salary did review market data for the peer group. As in prior years, the Committee did not focus on a precise percentile ranking of each NEO's salary; however, they noted the following general relationships:

- Messrs. Su's and Allan's 2010 salary placed their base salaries significantly above the 75th percentile. The Committee chose to pay these two executives at this level based on the Committee's subjective assessment of the current and sustained, long-term results they have produced for the Company and the importance of their leadership in running the China and International divisions, respectively.
- Mr. Carucci's salary was slightly below the 75th percentile and Mr. Bergren's salary was slightly above the 75th percentile.

Proxy Statement

Performance-Based Annual Incentive Compensation

Our performance-based annual incentive compensation program ("YUM Leaders' Bonus Program") is a cash-based, pay-for-performance plan that applies to over 1,200 above restaurant leaders in the Company. The principal purpose of our annual incentive compensation is to encourage and reward strong individual and team performance that drives shareholder value.

Annual incentive payments are based on the achievement of certain Company-wide and/or division financial objectives, other strategic objectives, as well as the achievement of individual performance objectives. These objectives are established, reviewed and approved by the Committee, and reviewed with the Board, during the compensation planning period to ensure that the goals are in concert with the unique strategic issues facing the Company.

Incentive opportunities are designed to reward superior performance by providing for payments above target for superior performance, but correspondingly no payment unless a threshold percentage of the goal was achieved. Each executive officer's annual incentive compensation depends on the degree to which the Company achieves its business and financial goals and the degree to which each executive officer meets his or her individual goals. We believe this aligns our executive officers' interests with the Company's interests, and motivates our executive officers to meet their goals and ensure that the Company meets its financial, operational and strategic objectives.

The formula for our annual incentive compensation is as follows:

Base Salary × Annual Target Bonus Percentage × Team Performance Factor × Individual Performance Factor = Bonus Payout

The minimum team performance factor is 0% and the maximum is 200%. The minimum individual performance factor is 0% and the maximum is 150%. The combined impact of the team performance factor and individual performance factor produces a potential range for total annual bonus of 0 - 300% of the target award. Applying these ranges under the YUM Leaders' Bonus Program to the NEOs' 2010 salaries determined the threshold, target and maximum awards potential under the program for 2010, which are reported in dollars in the Grants of Plan-Based Awards table on page 55.

A detailed description of how team and individual performance factors are determined and measured can be found below under the heading "Performance Factors."

Annual Target Bonus Percentage. The "Annual Target Bonus Percentage" for each NEO for 2010 was:

Novak	Carucci	Allan	Su	Bergren
160%	95%	115%	115%	85%

The Committee noted the 2010 target bonus opportunities, when compared to the survey data, were slightly above the 75th percentile for Messrs. Su and Allan, at the 75th percentile for Mr. Carucci and slightly below the 75th percentile for Mr. Bergren. Consistent with prior years, the Committee did not consider the actual percentile above or below the 75th percentile when making its final bonus decisions. Rather, it considered the overall strong performance of the Company and the current and expected performance of each of these NEOs in the growth of the Company and it determined that it was appropriate to continue target bonuses at or slightly above the 75th percentile. Mr. Novak's performance is discussed beginning on page 44.

Performance Factors. To determine the performance factors for each NEO, the Committee reviews actual performance against pre-established consolidated operating Company measures and targets ("Team Performance Factor") and individual performance measures and targets ("Individual Performance Factor").

Team Performance Factor. For 2010, the Committee determined each executive's team performance measures and team performance targets, based on recommendations from management. Consistent with prior years, the Committee established the business team performance measures, targets and relative weights in January 2010 and reviewed actual performance against these measures and targets as set forth in the chart below for the NEOs. The targets were developed through the Company's annual financial planning process, in which we assessed historical performance, the future operating environment and profit growth initiatives and built projections of anticipated results. These projections include profit growth to achieve our EPS growth target of at least 10%. Division targets may be adjusted during the year when doing so is consistent with the objectives and intent at the time the targets were originally set. In 2010, some division operating profit growth targets were adjusted to reflect certain YUM approved investments and restaurant divestitures not reflective of annual operating performance.

We believe these performance measures and targets are key factors that drive individual and team performance, which will result in increased shareholder value over the long term. These measures are designed to align employee goals with the Company's individual divisions' current year objectives to grow earnings and sales, develop new restaurants, improve margins and increase customer satisfaction and in the case of our CEO and CFO align them with the Company-wide EPS target and all divisions' objectives and performance. The measures also serve as effective motivation because they are easy to track and clearly understood by employees. When setting targets for each specific team performance measure, the Company takes into account overall business goals and structures the target to motivate achievement of desired performance consistent with broader shareholder commitments such as EPS growth, ROIC and cash flow. The targets are the same as those that we disclose from time to time to our investors and may be slightly above or below disclosed guidance when determined by our Committee to be appropriate. A leverage formula for each team performance measure magnifies the potential impact that performance above or below the target will have on the calculation of annual incentive compensation. This leverage increases the financial incentive for employees to exceed their targets and reduces payouts when the team performance measure is not reached.

The team performance targets, actual team performance, team performance weights and team performance factor for each measure are set forth below for the NEOs.

2010 Annual Incentive Compensation Team Performance (TP) Factor Calculation

NEO	TP Measures	TP Target	TP Actual	TP based on leverage formula	TP Weight	TP Factor After Applying Weights\
Novak and Carucci	Weighted Average Divisions' Team Factors(1)			132	65%	86
	EPS Growth	10%	17%	200	35%	70
	Total Weighted TP Factor—Yum					**156**
Su	Operating Profit Growth (Before Tax)	15%	25.7%	200	50%	100
	System Sales Growth	10.0%	16.8%	200	20%	40
	System Gross New Builds	465	521	186	20%	37
	System Customer Satisfaction	73.6%	77.6%	200	10%	20
	Total Weighted TP Factor—China Division					**197**
	75% Division/25% Yum TP Factor					**187**
Allan	Operating Profit Growth (Before Tax)	10%	9.5%	90	50%	45
	System Sales Growth	6.0%	4.1%	23	20%	5
	System Net Builds	450	456	106	20%	21
	System Customer Satisfaction	54.9%	60.2%	188	10%	19
	Total Weighted TP Factor—YRI Division					**90**
	75% Division/25% Yum TP Factor					**107**
	Chairman's Award*					**10**
	Final Team Factor					**117**
Bergren	Operating Profit Growth (Before Tax)	5%	10.2%	200	50%	100
	System Same Store Sales Growth	3.5%	7.7%	200	20%	40
	Restaurant Margin	12.0%	12.4%	140	20%	28
	System Customer Satisfaction	61.5%	56%	0	10%	0
	Total Weighted TP Factor—Pizza Hut U.S.					**168**
	75% Division/25% Yum TP Factor					**165**

(1) Weighted average based on divisions' contribution to overall operating profit of Yum

Division operating profit growth is based on actual year over year growth and is adjusted to exclude the impact of any foreign currency translation. In the case of system sales growth, we include the results of all restaurants, including Company-owned, franchised and licensed restaurants and it is based on year over year growth and adjusted to exclude the impact of any foreign currency translation.

*At the end of 2010, the Committee increased the YRI team factor by 10 points in recognition of strategic work completed during 2010 that will contribute to Yum's future success including the completion of the acquisition of the Rostiks/KFC business in Russia, business development in India, rollout of the Taco Bell concept in several international markets, development in Africa, expansion of beverage sales layers and the sale of the Mexico business unit to a franchisee. This increase is not included in the determination of the YUM team performance factor.

Individual Performance Factor. Each NEO's Individual Performance Factor is determined by the Committee based upon their subjective determination of the NEOs individual performance for the year, including consideration of specific objective individual performance goals set at the beginning of the year. As described above, the CEO provides the Committee with his evaluation of each of the other NEOs' performance and recommends an Individual Performance Factor to the Committee.

For Mr. Carucci, the Committee determined that his overall individual performance for 2010 was significantly above target based upon overall strong financial results of the Company, strong margins in the

China and Taco Bell Divisions, continued success in helping drive key new sales layers and for his contribution to improving the information technology systems of the Company. Based on this performance, the Committee approved a 150 Individual Performance Factor for Mr. Carucci.

For Mr. Su, the Committee determined that his overall individual performance for 2010 was significantly above target based upon the China Division significantly exceeding its profit, sales growth, development and customer satisfaction plans, including continued development of new restaurant concepts. Based on this performance, the Committee approved a 150 Individual Performance Factor for Mr. Su.

For Mr. Allan, the Committee determined that his overall individual performance for 2010 was above target based upon the International Division's continued strong restaurant development, expanding sales layers and laying the foundation for emerging market growth, as well as Mr. Allan's strong leadership in maintaining positive system sales growth in a tough economic environment. Based on this performance, the Committee approved a 130 Individual Performance Factor for Mr. Allan.

For Mr. Bergren, the Committee determined that his overall individual performance for 2010 was significantly above target based upon Pizza Hut U.S. significantly improving year over year sales and profit growth, as well as his leadership in reshaping the business through improved value, increasing weekday business and improvements in home delivery execution. Based on this performance, the Committee approved a 150 Individual Performance Factor for Mr. Bergren.

Application of Annual Incentive Program Formula to NEOs

Based on the Committee's determinations as described above, the following table sets forth the annual incentive formula and the calculation of annual incentive for each NEO.

Formula:	**Base Salary**	×	**Annual Bonus Target %**	×	**Team Performance Factor**	×	**Individual Performance Factor**	=	**Bonus Award**
Novak	$1,400,000	×	160%	×	156%	×	145%	=	$5,066,880
Carucci	$715,000	×	95%	×	156%	×	150%	=	$1,589,445
Su	$815,000	×	115%	×	187%	×	150%	=	$2,628,986
Allan	$815,000	×	115%	×	117%	×	130%	=	$1,425,557
Bergren	$650,000	×	85%	×	165%	×	150%	=	$1,367,438

Note: Messrs. Allan, Su and Bergren's team performance factor is based on 75% of their Division team performance factor and 25% of the consolidated Yum team performance factor. Mr. Novak's performance is discussed beginning on page 44.

Long-term Incentive Compensation

The principal purpose of our long-term incentive compensation program ("LTI Plan") is to motivate our executives to help us achieve our long-range performance goals that will enhance our value and, as a result, enhance our shareholders' returns on their investments.

Under our LTI Plan, our executive officers are awarded long-term incentives in the form of non-qualified stock options or stock settled stock appreciation rights ("SARs"). The type of award granted is based upon the executives' local tax jurisdiction. Each year the Committee reviews the mix of long-term incentives to determine if it is appropriate to continue predominantly using stock options and SARs as the long-term incentive vehicle. The Committee has chosen to use stock options and SARs because they emphasize YUM's focus on long-term growth, they reward employees only if the stock price goes up and they align Restaurant General Managers and senior management on the same equity incentive program. Long-term incentive award ranges are established based upon the peer group data. In general, our stock options and SARs have ten-year terms and vest 25% per year over four years.

For each NEO other than Mr. Novak, the 2010 Stock Option/SARs grant was awarded based on the Committee's subjective assessment of each executive's prior year individual and team performance, expected contribution in future years and consideration of the peer group data, subject to the individual's achievement of his stock ownership guidelines. The Committee did not assign a weight to any particular item.

Based on this assessment of 2009 performance, Messrs. Carucci, Su and Allan received stock appreciation rights grants above the 50th percentile. Mr. Bergren received a stock appreciation rights grant below the 50th percentile. Each SAR and stock option was granted with an exercise price based on the closing market price of the underlying YUM common stock on the date of grant. The Committee does not measure or review the actual percentile above or below the 50th percentile when making its final LTI award decision. In addition, the Committee does not measure or review the percentile ranking of the value realized from any LTI award. Realized value is a function of the performance of the Company common stock and the length of time a participant holds an award after vesting.

In March 2009, the Committee modified our long-term incentive compensation for our CEO, Chief Financial Officer and our division leaders who report to our CEO by adding a Performance Share Plan and discontinuing the executives' participation in the matching restricted stock unit program under the Executive Income Deferral Plan. The Performance Share Plan will distribute a number of shares of Company common stock based on the 3 year compound annual growth rate ("CAGR") of the Company's EPS adjusted to exclude special items believed to be distortive of consolidated results on a year over year basis. The target grant value was set based on a value equal to 33% of the NEO's annual bonus target. This amount was designed to equal the value of the discontinued Company match on deferral of their annual cash incentive into Company common stock. The Committee continued the Performance Share Plan for 2010 for each NEO. The performance period covers 2010-2012 fiscal years and will be leveraged up or down based on the 3-year CAGR EPS performance against a target of 10%. The payout leverage is 0 - 200% of the target grant value with no payout if CAGR EPS is less than 7% and a 200% payout if CAGR EPS is at or above 16%. Dividend equivalents will accrue during the performance cycle but will be distributed in shares only in the same proportion and at the same time as the original PSUs are earned. If no PSUs are earned, no dividend equivalents will be paid. The PSUs are eligible for deferral under the Executive Income Deferral Plan. The target, threshold and maximum potential value of these awards are described at page 52.

During 2010, the Committee approved a retention award for Mr. Su. This award was in recognition of Mr. Su's contributions over the preceding twelve years in leading the China division to very strong and sustained growth and performance and to help ensure his continued leadership. The retention award was a grant of 171,448 restricted stock units. The award vests after five years and had a grant date economic value of $7 million. The award will be paid to Mr. Su in shares of YUM common stock twelve months following his retirement provided that he does not leave the Company before the award vests. Since this award was intended as an incentive to retain Mr. Su for at least five more years and as special recognition of China Division's contribution to the Company's performance, it was not considered by the Committee in determining Mr. Su's 2010 compensation.

Mr. Novak's long-term incentive compensation is discussed below.

How we Compensate our Chief Executive Officer

Comparative Compensation Data for Mr. Novak

The discussion of the comparative compensation data and peer group used by the Committee for Mr. Novak begins at page 38. Meridian provided a comprehensive review for the Committee using data from the peer group.

Mr. Novak's Compensation

Each year, our Board, under the leadership of the Committee Chairperson, conducts an evaluation of the performance of our CEO, David Novak. This evaluation includes a review of his:

- leadership pertaining to the achievement of business results
- leadership in the development and implementation of Company strategies
- development of culture, diversity and talent management

In setting compensation opportunities for 2010, the Committee considered the historical performance of the Company for the one, five and ten year periods, noting that Mr. Novak has been CEO for that entire period and Chairman since 2001. The data revealed that the Company had on average performed very strongly compared to the nondurable consumer products peer group in terms of total shareholder return (top quartile for the five and ten year periods), return on net assets (top quartile), EPS growth (top 50% for the one and five year periods) and operating income growth (top 50%). Based on this continued sustained strong performance, the Committee determined that Mr. Novak's target total compensation for 2010 should be at or slightly below the 75th percentile as compared to the compensation of chief executives in the peer group.

Based on this analysis, the Committee approved the following compensation for 2010:

Salary	**1,400,000**
Target Bonus Percentage	**160**
Grant Date Estimated Fair Value of 2010 LTI Awards:	**6,272,000**

After the adjustments described above, the Committee noted that the total target compensation for Mr. Novak was at the 75th percentile of the CEO peer group.

Consistent with the other NEOs, the Committee chose not to increase Mr. Novak's base salary, keeping it at $1,400,000. In addition, they did not change his target bonus percentage noting that his total target cash was at the 75th percentile for target total cash. The Committee continues to believe this compensation structure is in line with YUM's pay for performance philosophy.

In January 2010, the Committee approved the grant of a long-term incentive award to Mr. Novak having a grant date fair value of $6,272,000. This award was comprised of SARs with an estimated fair value of $5,532,000, and PSUs under the Performance Share Plan with an estimated fair value of $740,000. This award reflected the Committee's subjective determination that, based on his strong performance in 2009 and the sustained performance of the Company (without assigning any weight to any particular item), he should receive a long-term incentive award consistent with their desire to compensate Mr. Novak near or at the 75th percentile for total compensation.

At the conclusion of 2010, the Committee determined Mr. Novak earned an annual incentive award payment for 2010 performance of $5,066,880. In January 2010, the Committee established Mr. Novak's Team Performance Factor measures and targets for 2010 as set forth on page 44. The Committee determined that the Company's actual performance against these criteria and goals produced a Team Performance Factor of 156. Refer to page 42 for information on how this Team Performance Factor was determined.

For purposes of determining Mr. Novak's Individual Performance Factor, in addition to the criteria highlighted on page 41, the Committee considered Mr. Novak's leadership in enabling the Company to exceed the 10% target EPS growth, and delivering 17% EPS growth in a challenging economic environment. The Committee also considered the very strong performance of the China Division in exceeding profit, system sales and development targets as well as Pizza Hut U.S.'s strong turnaround from 2009 results.

Based on this individual performance, the Committee awarded Mr. Novak an Individual Performance Factor of 145.

After determination of the Team Performance Factor and Individual Performance Factor, Mr. Novak's annual incentive was calculated as shown on page 42.

While the Committee did not specifically discuss why Mr. Novak's compensation exceeds that of other NEOs, it does review every year, as part of its process for setting compensation described beginning on page 39, data from Meridian which substantiates on a comparative basis this difference in target compensation for the CEO role relative to other executive roles. This comparative market data analyzed over several years supports the differences in salary, annual incentive payment and long term incentives.

Other Benefits

Retirement Benefits

We offer competitive retirement benefits through the YUM! Brands Retirement Plan. This is a broad-based qualified plan designed to provide a retirement benefit based on years of service with the Company and average annual earnings. In addition, the YUM! Brands, Inc. Pension Equalization Plan for employees at all levels who meet the eligibility requirements is a "restoration plan" intended to restore benefits otherwise lost under the qualified plan due to various governmental limits. This plan is based on the same underlying formula as the YUM! Brands Retirement Plan. The annual benefit payable under these plans to U.S.-based employees hired prior to October 1, 2001 is discussed following the Pension Benefits Table on page 59. This benefit is designed to provide income replacement of approximately 40% of salary and annual incentive compensation (less the company's contribution to social security on behalf of the employee) for employees with 20 years of service who retire after age 62.

The annual change in pension value for each NEO is set forth on page 52, in the Summary Compensation Table, and the actual projected benefit at termination is set forth on page 59, in the Pension Benefits Table.

For executives hired or re-hired after September 30, 2001, the Company designed the Leadership Retirement Plan ("LRP"). This is an unfunded, unsecured account based retirement plan which allocates a percentage of pay to a phantom account payable to the executive following the later to occur of the executive's retirement from the Company or attainment of age 55. For 2010, Mr. Bergren was the only NEO eligible for the LRP since he was rehired after September 30, 2001. Under the LRP, he receives an annual allocation to his account equal to 28% of his base salary and target bonus. For 2010, he received an allocation of $336,700, which is set forth under the "All Other Compensation" column in the Summary Compensation Table at page 52.

Medical, Dental, Life Insurance and Disability Coverage

We also provide other benefits such as medical, dental, life insurance and disability coverage to each NEO through benefits plans, which are also provided to all eligible U.S.-based salaried employees. Eligible employees, including the NEOs, can purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package. Except for the imputed value of life insurance premiums, the value of these benefits is not included in the Summary Compensation Table since they are made available on a Company-wide basis to all U.S. based salaried employees. In 2010, our broad based employee disability plan was changed to limit the annual benefit coverage to $300,000. For employees whose coverage was reduced as a result of the change, the Company is purchasing individual disability coverage for three years (provided employment continues) to make up for the lost coverage resulting from the cap placed on the broad based employee plan. This coverage is provided to each NEO and the incremental cost of the additional coverage is included in the "All Other Compensation" table at footnote 3 at page 54.

Perquisites

We provide perquisites to our executives as described below. The value of these perquisites is included in the Summary Compensation Table in the column headed "All Other Compensation", and the perquisites are described in greater detail in the All Other Compensation Table. Perquisites have been provided since the Company's inception. Some perquisites are provided to ensure the safety of the executive. In the case of foreign assignment, tax equalization is provided to equalize different tax rates between the executive's home country and work country.

For NEOs other than the CEO, in 2010 we paid for a country club membership and provide up to a $7,500 perquisite allowance annually. If the executive did not elect a country club membership, the perquisite allowance is increased to $11,500 annually. We also provide an annual car allowance of $27,500 and an annual physical examination.

Our CEO does not receive these perquisites or allowances. However, Mr. Novak is required to use the Company aircraft for personal as well as business travel pursuant to the Company's executive security program established by the Board of Directors. The Board's security program also covers Mrs. Novak. In this regard, the Board of Directors noted that from time to time, Mr. Novak has been physically assaulted while traveling and he and his family have received letters and calls at his home from people around the globe with various special interests, establishing both an invasion of privacy and implicit or explicit threats. The Board has considered this enough of a concern to require security for Mr. Novak, including the use of the corporate aircraft for personal travel. Other executives may use corporate aircraft for personal use with the prior approval of Mr. Novak. In addition, depending on seat availability, family members of executive officers may travel on the Company aircraft to accompany executives who are traveling on business. There is no incremental cost to the Company for these trips. The incremental cost of the personal use by Mr. Novak is reported on page 54. We do not gross up for taxes on the personal use of the company aircraft. We also pay for the cost of the transmission of home security information from Mr. Novak's home to our security department and that incremental cost is reflected in the "Other" column of the All Other Compensation Table.

For 2011, the Committee eliminated the following perquisites for all executive officers (including the NEOs): car allowance, country club membership, perquisite allowance and annual physical. In recognition of this change, NEOs (other than our CEO who did not receive these perquisites and Mr. Su whose perquisites are described below) received a one time $25,000 increase to their salary during 2011.

In the case of Mr. Su, he receives several perquisites related to his overseas assignment. These perquisites were part of his original compensation package and the Committee has elected to continue to provide them. The amount of these perquisites is reported on page 54. Mr. Su's agreement provides that the following will be provided: annual foreign service premium; local social club dues; car; housing, commodities, and utilities allowances; tax preparation services; tax equalization to the United States for salary and bonus; and tax equalization to Hong Kong (up to a maximum of $5 million) with respect to income attributable to certain stock option and SAR exercises and to distributions of deferred income. When Mr. Su retires from the Company, he will be required to reimburse the Company for the tax reimbursements for certain stock option and SARs exercises, if any, made within six months of his retirement. Beginning in 2011, Mr. Su will no longer receive the following perquisites: annual foreign service premiums, car allowance or social club dues. In recognition of this change, he received a one time salary increase of $35,000 during 2011.

Review of Total Compensation

We intend to continue our strategy of compensating our executives through programs that emphasize performance-based compensation. To that end, executive compensation through annual incentives and stock appreciation rights/stock option grants is tied directly to our performance and is structured to ensure that there is an appropriate balance between our financial performance and shareholder return. The Committee reviewed each element of compensation and believes that the compensation was reasonable in its totality. In addition, the Committee believes that various elements of this program effectively achieve the objective of aligning compensation with performance measures that are directly related to the Company's financial goals and creation of shareholder value without encouraging executives to take unnecessary and excessive risks.

Before finalizing compensation actions, the Committee took into consideration all elements of compensation accruing to each NEO in 2010. These elements included salary, annual incentive award, long-term incentive awards, value of outstanding equity awards (vested and unvested), and lump sum value of pension at retirement and gains realized from exercising stock options. The Committee will continue to review total compensation at least once a year.

YUM's Executive Stock Ownership Guidelines

The Committee has established stock ownership guidelines for our top 600 employees. Our Chief Executive Officer is required to own 336,000 shares of YUM stock or stock equivalents (approximately eleven times his base salary at the end of fiscal 2010). Executive officers (other than Mr. Novak) are expected to attain their ownership targets, equivalent in value to two to three times their current annual base salary depending upon their positions, within five years from the time the established targets become applicable. If an executive does not meet his or her ownership guideline, he or she is not eligible for a grant under the LTI Plan. In 2010, all executive officers and all other employees subject to guidelines met or exceeded their ownership guidelines.

	Ownership Guidelines	Shares Owned(1)	Value of Shares(2)	Value of Shares Owned as Multiple of Salary
Novak	336,000	2,391,850	$117,320,243	84
Carucci	50,000	144,341	$ 7,079,926	10
Su	50,000	351,632	$ 17,247,550	21
Allan	50,000	672,870	$ 33,004,274	40
Bergren	50,000	149,701	$ 7,342,834	11

(1) Calculated as of December 31, 2010 and represents shares owned outright by the NEO and RSUs acquired under the Company's executive income deferral program.

(2) Based on YUM closing stock price of $49.05 as of December 31, 2010.

Under our Code of Conduct, speculative trading in YUM stock, including trading in puts, calls or other hedging or monetization transactions, is prohibited.

YUM's Stock Option and Stock Appreciation Rights Granting Practices

Historically, we have awarded non-qualified stock option and stock appreciation rights grants annually at the Committee's January meeting. This meeting date is set by the Board of Directors more than 6 months prior to the actual meeting. Beginning with the 2008 grant, the Committee set the annual grant date as the second business day after our fourth quarter earnings release. We do not backdate or make grants retroactively. In addition, we do not time such grants in coordination with our possession or release of material, non-public or other information.

We make grants at the same time other elements of annual compensation are determined so that we can consider all elements of compensation in making the grants. Pursuant to the terms of our LTI Plan, the exercise price is set as the closing price on the date of grant. We make these grants to NEOs at the same time they are granted to the other approximately 600 above restaurant leaders of our Company who are eligible for stock option and stock appreciation rights grants.

Management recommends the awards to be made pursuant to our LTI Plan to the Committee. While the Committee gives significant weight to management recommendations concerning grants to executive officers (other than the CEO), the Committee makes the determination whether and to whom to issue grants and determines the amount of the grant. The Board of Directors has delegated to Mr. Novak and Anne Byerlein, our Chief People Officer, the ability to make grants to employees who are not executive officers and whose grant is less than approximately 22,000 options or stock appreciation rights annually. In the case of these grants, the Committee sets all the terms of each award, except the actual number of stock appreciation rights or options, which are determined by Mr. Novak and Ms. Byerlein pursuant to guidelines approved by the Committee in January of each year.

Grants may also be made on other dates that the Board of Directors meets. These grants generally are Chairman's Awards, which are made in recognition of superlative performance and extraordinary impact on business results. Over the last 4 years, we have averaged 8 Chairman's Award grants per year outside of the January time frame, and these grants have been awarded to employees below the executive officer level. In 2010, we made 3 Chairman's Awards on Board of Director meeting dates other than the January meeting.

Payments upon Termination of Employment

The Company does not have agreements concerning payments upon termination of employment except in the case of a change in control of the Company. The terms of these change in control agreements are described beginning on page 66. The Committee believes these are appropriate agreements for retaining the executive officer to preserve shareholder value in case of a threatened change in control. The Committee periodically reviews these agreements and other aspects of the Company's change in control program.

The Company's change in control agreements, in general, pay, in case of an executive's termination of employment for other than cause within two years of the change in control, a benefit of two times salary and bonus and provide for a tax gross-up in case of any excise tax. In addition, unvested stock options and stock appreciation rights vest upon a change in control (as fully described under "Change in Control" beginning on page 67). Other benefits (i.e., bonus, severance payments and outplacement) generally require a change in control, followed by a termination of an executive's employment. In adopting the so-called "single" trigger treatment for equity awards, the Company is guided by:

- keeping employees relatively whole for a reasonable period but avoiding creating a "windfall"
- ensuring that ongoing employees are treated the same as terminated employees with respect to outstanding equity awards

- providing employees with the same opportunities as shareholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the deal
- the company that made the original equity grant may no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success
- supporting the compelling business need to retain key employees during uncertain times
- providing a powerful retention device during change in control discussions, especially for more senior executives whose equity awards represents a significant portion of their total pay package
- a double trigger on equity awards provides no certainty of what will happen when the transaction closes

As shown under "Change in Control" beginning on page 67, the Company will provide tax gross-ups for the NEOs for any excise taxes due under Section 4999 of the Internal Revenue Code. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. Therefore, the purpose is to attempt to deliver the intended benefit across individuals without regard to the unpredictable effect of the excise tax, the Company and Committee continue to believe that Section 4999 tax gross-up payments are appropriate for the Company's most senior executives.

The Company does provide for pension and life insurance benefits in case of retirement as described beginning at page 67 and the continued ability to exercise options in case of retirement. The Committee does not specifically consider the change in control benefits or any of these other benefits in determining each NEO's other compensation elements, although the Committee is aware of these items of compensation when making annual compensation decisions. With respect to consideration of how these benefits fit into the overall compensation policy, the change in control benefits are reviewed from time to time by the Committee for competitiveness. When last reviewed by the Committee in 2006, its independent consultant indicated that these benefits generally fall below the average for companies of our size and, therefore, fall within (and arguably under) the competitive norm. As noted above, the Committee believes the benefits provided in case of a change in control are appropriate and are consistent with the policy of attracting and retaining highly qualified employees.

In analyzing the reasonableness of these change in control benefits, the Committee chose not to consider wealth accumulation of the executives (although this information was provided to the Committee) in determining whether these benefits should be provided. This is because, if properly designed, the Committee believes a change in control program protects shareholder interests by enhancing employee focus during rumored or actual change in control activity through:

- incentives to remain with the Company despite uncertainties while a transaction is under consideration or pending
- assurance of severance and benefits for terminated employees
- access to equity components of total compensation after a change in control

Future Severance Agreement Policy

As recommended by shareholders in 2007, the Committee approved a new policy in 2007 to limit future severance agreements with our executives. The Committee adopted a policy under which the Company will seek shareholder approval for future severance payments to a NEO if such payments would exceed 2.99 times the sum of (a) the NEO's annual base salary as in effect immediately prior to termination of employment; and (b) the highest annual bonus awarded to the NEO by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs or, if higher, the executive's target bonus. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the NEOs or that predate the implementation of the policy, as well as any payment that the Committee determines is a reasonable settlement of a claim that could be made by the NEO.

Compensation Recovery Policy

The Committee has adopted a Compensation Recovery Policy for stock awards and annual incentives awarded after 2008. Pursuant to this policy, executive officers (including the NEOs) may be required to return compensation paid based on financial results that were later restated. This policy applies only if the executive officers engaged in knowing misconduct that contributed to the need for a material restatement, or contributed to the use of inaccurate metrics in the calculation of incentive compensation. Under this policy, when the Board determines in its sole discretion that recovery of compensation is appropriate, the Company could require repayment of all or a portion of any bonus, incentive payment, equity-based award or other compensation, to the fullest extent permitted by law.

Deductibility of Executive Compensation

The provisions of Section 162(m) of the Internal Revenue Code limits the tax deduction for compensation in excess of one million dollars paid to certain executive officers. However, performance-based compensation is excluded from the limit so long as it meets certain requirements. The Committee believes that the annual incentive awards, stock option, stock appreciation rights, RSU and PSU grants satisfy the requirements for exemption under Internal Revenue Code Section 162(m). Payments made under these plans qualify as performance-based compensation.

For 2010, the annual salary paid to Mr. Novak exceeded one million dollars. The Committee sets Mr. Novak's salary as described above under the heading "Compensation of Our Chief Executive Officer." The other NEOs were in each case paid salaries of less than one million dollars. The 2010 annual incentive awards were all paid pursuant to our annual incentive program and will, therefore, be deductible. In this regard, the Committee exercises "negative discretion" in setting payouts under the annual incentive plan. By setting a high amount which can then be reduced at the Committee's discretion, our annual incentive plan meets the requirements of Section 162(m) of the Internal Revenue Code. In 2010, the Committee, after certifying that EPS had exceeded the 10% growth target which would permit a maximum payout, exercised its negative discretion to reduce the payout to the CEO from $10.0 million to $5.6 million. As discussed beginning at page 45, this reduction was not a negative reflection on the CEO's performance as he, in fact, performed significantly above expectations (for example, EPS growth was 17%). While the Committee does utilize "negative discretion" from a tax perspective, the Committee administers the plan, in particular with the setting of objective performance criteria as discussed beginning at page 39, as if the annual incentive plan was a non-discretionary plan. For example, if a performance measure is not attained at a certain level, no bonus will be paid.

To the extent any of the NEOs deferred their annual incentive awards attributable to 2008 or prior years into phantom shares of YUM common stock and received a matching contribution, those annual incentives are no longer qualified under Section 162(m). However, we expect their incentives will be deductible when paid because they will be paid only at a time when they will otherwise represent deductible compensation, such as payments made when the executive is no longer a NEO. Due to the Company's focus on performance-based compensation plans and the deferral of compensation by certain executive officers, we expect to continue to qualify most compensation paid to the NEOs as tax deductible.

MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE REPORT

The Management Planning and Development Committee of the Board of Directors reports that it has reviewed and discussed with management the section of this proxy statement headed "Compensation Discussion and Analysis," and, on the basis of that review and discussion, recommended that section be included in our Annual Report on Form 10-K and in this proxy statement.

THE MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE
Thomas M. Ryan, Chair
David W. Dorman
Massimo Ferragamo
Bonnie G. Hill
Robert D. Walter

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)	Bonus($)	Stock Awards ($)(2) (d)	Option/SAR Awards ($)(3) (e)	Non-Equity Incentive Plan Compensation ($)(4) (f)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5) (g)	All Other Compensation ($)(6) (h)	Total($) (i)
David C. Novak Chairman, Chief Executive Officer and President	2010	1,400,000	—	740,005	5,029,877	5,066,880	2,038,361	338,783	14,613,906
	2009	1,400,000	—	739,989	4,192,111	2,993,760	3,565,977	239,455	13,131,292
	2008	1,393,846	—	8,342,345	4,711,780	4,057,200	5,255,931	239,709	24,000,811
Richard T. Carucci Chief Financial Officer	2010	715,000	—	225,023	1,387,559	1,589,445	361,071	58,213	4,336,311
	2009	711,923	—	224,994	1,479,567	907,818	1,083,683	50,713	4,458,698
	2008	669,231	—	845,057	2,650,380	497,980	1,131,924	36,963	5,831,535
Jing-Shyh S. Su Vice Chairman, Yum! Brands, Inc. Chairman and Chief Executive Officer, YUM's China Division	2010	815,000	—	7,106,211	1,387,559	2,628,986	1,470,360	909,904	14,318,020
	2009	811,923	—	310,011	1,479,567	1,718,917	1,532,322	868,468	6,721,208
	2008	769,231	—	536,533	4,122,812	1,609,598	1,107,629	1,434,625	9,580,428
Graham D. Allan Chief Executive Officer, Yum! Restaurants International	2010	815,000	—	310,012	1,387,559	1,425,557	1,572,049	63,331	5,573,508
	2009	811,923	—	310,011	1,479,567	1,023,477	732,364	50,235	4,407,577
	2008	769,231	—	2,620,275	1,766,927	—	502,319	207,063	5,865,815
Scott O. Bergren Chief Executive Officer, Pizza Hut U.S. and Yum! Innovation, Yum! Brands, Inc.	2010	650,000	—	180,005	659,090	1,367,438	6,006	417,813	3,280,352
	2009	647,692	—	179,995	1,479,567	291,168	—	397,011	2,995,433
	2008	610,769	—	324,632	1,472,432	973,896	22,863	381,919	3,786,511

(1) Amounts shown are not reduced to reflect the NEOs' elections, if any, to defer receipt of salary into the Executive Income Deferral ("EID") Program or into the Company's 401(k) Plan.

(2) Amounts shown in this column represent the grant date fair values for performance share units (PSUs) granted in 2010 and 2009 and restricted stock units (RSUs) granted in 2010 and 2008 under our Long Term Incentive Plan. Further information regarding the 2010 awards is included in the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End" tables later in this proxy statement. The grant date fair value of the PSUs reflected in this column is the target payout based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the PSUs would be 200% of target. For 2010, Mr. Novak's PSU maximum value at grant date fair value would be $1,480,010; Mr. Carucci's PSU maximum value would be $450,046; Messrs. Su's and Allan's PSU maximum value would be $620,024; and Mr. Bergren's PSU maximum value would be $360,010. For 2010, Mr. Su was the only NEO to receive an RSU grant. Mr. Su's RSU grant vests after five years and Mr. Su may not sell the shares until 12 months following retirement from the Company. The expense of Mr. Su's award is recognized over the vesting period. The RSUs granted in 2008 were granted pursuant to the EID Program with respect to annual incentives deferred into the EID and subject to a risk of forfeiture at the time of deferral, rather than amounts paid or realized by each NEO and, in Mr. Novak's case, granted under our Long Term Incentive Plan in the amount of $7 million. RSUs granted under the EID Program were granted, as described in more detail beginning on page 63, when an executive elected to defer all or a portion of his/her annual incentive award under the EID Program and invested that deferral in RSUs.

Under the terms of the EID Program for 2008, an employee who is age 55 with 10 years of service is fully vested in the amount of the deferral attributable to the actual incentive award. Upon attainment of this threshold, the matching contributions attributable to the deferral is subject to forfeiture on a pro rata basis for the year following the deferral. Messrs. Novak, Su and Bergren had attained this threshold at the time of their 2008 annual incentive awards and thus only the grant date fair value of the matching contributions attributable to their 2008 annual incentive awards are included in this column. The remainder of their deferrals attributable to the 2008 annual incentive award (that is the amount not subject to forfeiture) is reported in column (f).

In Mr. Novak's case, for 2008 this also represents the grant date fair value with respect to a RSU grant. The grant vests after four years and Mr. Novak may not sell the shares until 6 months following his retirement from the Company.

(3) The amounts shown in this column represent the grant date fair values of the stock options and SARs awarded in 2010, 2009 and 2008, respectively. For a discussion of the assumptions and methodologies used to value the awards reported in Column (d) and Column (e), please see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the 2010 Annual Report in Notes to Consolidated Financial Statements at Note 15, "Share-based and Deferred Compensation Plans."

(4) Except as provided below and in footnote (2) above, amounts in column (f) reflect the annual incentive awards earned for the 2010, 2009 and 2008 fiscal year performance periods, which were awarded by our Management Planning and Development Committee in January 2011, January 2010 and January 2009, respectively, under the YUM Leaders' Bonus Program, which is described further beginning on page 39 under the heading "Performance-Based Annual Incentive Compensation". Under the Company's EID Program (which is described in more detail beginning on page 63) for 2008, executives were permitted to defer their annual incentive award and invest that deferral into stock units, RSUs or other investment alternatives offered under the program. Under the EID Program, an executive who elected to defer his/her annual incentive award into RSUs received additional RSUs equal to 33% of the RSUs acquired with the deferral of the annual incentive award ("matching contribution"). Pursuant to SEC rules, annual incentives deferred into RSUs under the EID Program and subject to a risk of forfeiture are reported in column (d). If the deferral or a portion of the deferral is not subject to a risk of forfeiture, it is reported in column (f).

For 2008, Messrs. Novak, Su and Bergren deferred 100% of their annual incentives into RSUs, and since each had attained age 55 with 10 years of service, as explained in footnote (2), they were fully vested in the deferral of their 2008 annual incentive at the time of their deferral and their annual incentives are reported in column (f).

For 2008, Mr. Carucci elected to defer 56% of his annual incentive into RSUs subject to a risk of forfeiture.

For 2008, Mr. Allan deferred 100% of his annual incentive into RSUs resulting in nothing to report in column (f).

Below is the 2008 annual incentive awards for each NEO as approved by our Management Planning and Development Committee. Also reported below is the amount of 2008 annual incentive elected to be deferred by the executive and the amount of matching contribution in the case of deferrals of the 2008 annual incentive awards into RSUs.

Name	2008 Annual Incentive Award	Amount of 2008 Annual Incentive Elected to be Deferred into the Matching Stock Fund	Matching Contribution
Novak	4,057,200	4,057,200	1,352,400
Carucci	1,131,773	633,793	211, 264
Su	1,609,598	1,609,598	536,533
Allan	1,965,206	1,965,206	655,069
Bergren	973,896	973,896	324,632

(5) Amounts in column (g) reflect the aggregate increase in actuarial present value of age 62 accrued benefits under all actuarial pension plans during the 2010 fiscal year (using interest rate and mortality assumptions consistent with those used in the Company's financial statements). See the Pension Benefits Table at page 59 for a detailed discussion of the Company's pension benefits. The Company does not pay "above market" interest on non-qualified deferred compensation; therefore, this column reflects pension accruals only. For Mr. Bergren in 2009, the actuarial present value of his accrued benefit decreased $15,765; however, under SEC rules, the change is to be reflected as a "0".

(6) Amounts in this column are explained in the All Other Compensation Table and footnotes to that table, which follows.

ALL OTHER COMPENSATION TABLE

The following table contains a breakdown of the compensation and benefits included under All Other Compensation in the Summary Compensation Table above for 2010.

Name (a)	Perquisites(1) (b)	Tax Reimbursements(2) (c)	Insurance premiums(3) (d)	Other(4) (e)	Total (f)
Novak	247,430	—	87,640	3,713	338,783
Carucci	27,500	—	19,213	11,500	58,213
Su	252,487	595,801	24,445	37,171	909,904
Allan	27,500	—	22,028	13,803	63,331
Bergren	27,500	6,488	28,108	355,717	417,813

(1) Amounts in this column include for Mr. Novak: incremental cost for the personal use of Company aircraft ($247,430)—we calculate the incremental cost to the Company of any personal use of Company aircraft based on the cost of fuel, trip-related maintenance, crew travel, on board catering, landing and license fees, "dead head" costs of flying planes to and from locations for personal use, and contract labor; for Messrs. Carucci, Allan and Bergren: Company car allowance ($27,500); for Mr. Su: expatriate spendables/housing allowance ($211,401); and Company car allowance ($41,086), which includes depreciation, the cost of fuel, repair and maintenance, insurance and taxes.

(2) Amounts in this column reflect payments to the executive of tax reimbursements. For Mr. Su, as explained at page 46, this amount represents the Company provided tax reimbursement for China income taxes incurred on deferred income distributions and stock option exercises which exceed the marginal Hong Kong tax rate. For Mr. Bergren this amount represents reimbursement on taxes for his Company sponsored country club membership. Beginning in 2011, the Company will not reimburse NEOs for taxes incurred on country club memberships.

(3) These amounts reflect the income each executive was deemed to receive from IRS tables related to Company provided life insurance in excess of $50,000 and from premiums paid by the Company for additional long term disability insurance for each executive as described in more detail at page 46. With respect to the life insurance, the Company provides every salaried employee with life insurance coverage up to one times the employee's salary plus target bonus. The amount of income deemed received with respect to the life insurance for Messrs. Novak, Carucci, Su, Allan and Bergren was $18,030, $5,018, $10,885, $10,428 and $19,442 respectively. The additional long term disability premiums made on behalf of Messrs. Novak, Carucci, Su, Allan and Bergren were $69,610, $14,195, $13,560, $11,600 and $8,666 respectively.

(4) Except in the case of Mr. Bergren, this column reports the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of these benefits and the perquisites and other personal benefits shown in column (b) for each NEO. These other benefits include: home security expense, perquisite allowance, relocation expenses, annual payment for foreign service, club dues, tax preparation assistance, Company provided parking, personal use of Company aircraft and annual physical. For Mr. Bergren, this column also includes Company annual contributions of $336,700 to an unfunded, unsecured account based retirement plan called the Leadership Retirement Plan.

GRANTS OF PLAN-BASED AWARDS

The following table provides information on stock options, SARs, RSUs and PSUs granted for 2010 to each of the Company's NEOs. The amount of these awards that were expensed is shown in the Summary Compensation Table at page 52.

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3) (i)	All Other Option/SAR Awards: Number of Securities Underlying Options (#)(4) (j)	Exercise or Base Price of Option/SAR Awards ($/Sh)(5) (k)	Grant Date Fair Value ($)(6) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Novak	2/5/2010	0	2,240,000	6,720,000							
	2/5/2010								623,925	32.98	5,029,877
	2/5/2010				0	22,438	44,876				740,005
Carucci	2/5/2010	0	679,250	2,037,750							
	2/5/2010								172,118	32.98	1,387,559
	2/5/2010				0	6,823	13,646				225,023
Su	2/5/2010	0	937,250	2,811,750							
	2/5/2010								172,118	32.98	1,387,559
	2/5/2010				0	9,400	18,800				310,012
	5/20/2010							171,448			6,796,199
Allan	2/5/2010	0	937,250	2,811,750							
	2/5/2010								172,118	32.98	1,387,559
	2/5/2010				0	9,400	18,800				310,012
Bergren	2/5/2010	0	552,500	1,657,500							
	2/5/2010								81,756	32.98	659,090
	2/5/2010				0	5,458	10,916				180,005

(1) Amounts in columns (c), (d) and (e) provide the minimum amount, target amount and maximum amounts payable as annual incentive compensation under the YUM Leaders' Bonus Program based on the Company's performance and on each executive's individual performance during 2010. The actual amount of annual incentive compensation awarded for 2010 is shown in column (f) of the Summary Compensation Table on page 52. The performance measurements, performance targets, and target bonus percentages are described in the Compensation Discussion and Analysis beginning on page 39 under the discussion of annual incentive compensation.

(2) Reflects grants of PSUs subject to performance-based vesting conditions under the Long Term Incentive Plan in 2010. The PSUs vest on February 5, 2013, subject to the Company's achievement of specified earnings per share ("EPS") growth during the performance period ending on December 29, 2012. The performance target for all the PSU awards granted to the NEOs in 2010 is compounded annual EPS growth of 10%, determined by comparing EPS as measured at the end of the performance period to base EPS (2009 EPS). Both base EPS and EPS for the performance period are adjusted to exclude certain items as described on page 43 of this proxy statement. If the 10% growth target is achieved, 100% of the PSUs will pay out in shares of Company stock. If less than 7% compounded EPS growth is achieved, there will be no payout. If EPS growth is at or above 16%, PSUs pay out at the maximum, which is 200% of target. If EPS growth is at or above the 7% threshold but below the 16% maximum, the awards will pay out in proportion to the level of EPS growth achieved between the threshold and the target and between the target and the maximum, as applicable. The terms of the PSUs provide that in case of a change in control during the first year of the award shares will be distributed assuming target performance was achieved subject to reduction to reflect the portion of the performance period following the change in control. In case of a change in control after the first year of the award, shares will be distributed assuming performance at the greater of target level or projected level at the time of the change in control subject to reduction to reflect the portion of the performance period following the change in control.

(3) The amount in this column reflects the May 2010 Restricted Stock Unit ("RSUs") retention award approved by the Management Planning and Development Committee to Mr. Su based on his strong leadership and the performance of the China Division. The award vests after 5 years and had a grant date fair value of $7 million. The award will be paid to Mr. Su in shares of YUM Common Stock twelve months following his retirement provided he does not leave the Company before the award vests.

(4) Amounts in this column reflect the number of 2010 stock appreciation rights ("SARs") and stock options granted to executives during the Company's 2010 fiscal year. For each executive, the grants were made February 5, 2010. SARs/stock options become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date. The terms of each SAR/stock option grant provides that, in case of a change in control, all outstanding awards become exercisable immediately. SARs allow the grantee to receive the number of shares of YUM common stock that is equal in value to the appreciation in YUM common stock with respect to the number of SARs granted from the date of grant to the date of exercise.

Participants who have attained age 55 with 10 years of service who terminate employment may exercise SARs/stock options that were vested on their date of termination through the expiration date of the SAR/stock option (generally, the tenth anniversary following the SARs/stock options grant date). Vested SARs/stock options of grantees who die may also be exercised by the grantee's beneficiary through the expiration date of the vested SARs/stock options and the grantees unvested SARs/stock options expire on the grantees' death. If a grantee's employment is terminated due to gross misconduct, the entire award is forfeited. For other employment terminations, all SARs/stock options expire upon termination of employment.

(5) The exercise price of all SARs/stock options granted in 2010 equals the closing price of YUM common stock on the grant date, February 5, 2010.

(6) Amounts in this column reflect the full grant date fair value of the PSUs shown in column (g), RSUs shown in column (i) and the SARs/stock options shown in column (j). These amounts reflect the amounts to be recognized by the Company as accounting expense and do not correspond to the actual value that will be recognized by the NEOs. The grant date fair value is the amount that the Company is expensing in its financial statements over the award's vesting schedule. For PSUs and RSUs, fair value was calculated using the closing price of the Company's common stock on the date of grant. For SARs/stock options, fair value was calculated using the Black-Scholes value on the grant date of $8.06. For additional information regarding valuation assumptions of SARs/stock options, see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the 2010 Annual Report in Notes to Consolidated Financial Statements at Note 15, "Share-based and Deferred Compensation Plans."

There can be no assurance that the SARs/stock options will ever be exercised or PSUs/RSUs paid out (in which case no value will be realized by the executive) or that the value upon exercise or payout will equal the grant date fair value.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows the number of shares covered by exercisable and unexercisable stock options, SARs, and unvested RSUs and PSUs held by the Company's NEOs on December 31, 2010.

	Option/SAR Awards(1)				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable (b)	Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable (c)	Option/ SAR Exercise Price ($) (d)	Option/ SAR Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (g)	Equity incentive plàn awards: Number of unearned shares, units or other rights that have not vested (#)(4) (h)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3) (i)
Novak	824,574	—	$12.16	1/23/2013				
	585,934	—	$17.23	1/27/2014				
	455,272	—	$22.53	1/28/2015				
	517,978	—	$24.47	1/26/2016				
	368,220	122,740(i)	$29.61	1/19/2017				
	214,169	214,170(ii)	$37.30	1/24/2018				
	143,775	431,327(iii)	$29.29	2/5/2019				
	—	623,925(iv)	$32.98	2/5/2020				
					—	—		
					199,100	9,765,855	96,282	4,722,632
Carucci	61,808	—	$12.20	12/31/2011				
	70,090	—	$12.16	1/23/2013				
	29,020	—	$17.23	1/27/2014				
	54,200	—	$17.23	1/27/2014				
	78,048	—	$22.53	1/28/2015				
	124,316	—	$24.47	1/26/2016				
	87,226	29,076(i)	$29.61	1/19/2017				
	53,542	53,543(ii)	$37.30	1/24/2018				
	—	133,856(v)	$37.30	1/24/2018				
	50,744	152,233(iii)	$29.29	2/5/2019				
	—	172,118(iv)	$32.98	2/5/2020				
					28,851	1,415,161	29,276	1,435,988
Su	96,324	—	$12.20	12/31/2011				
	75,316	—	$13.28	1/24/2012				
	72,178	—	$13.86	9/30/2012				
	98,950	—	$12.16	1/23/2013				
	58,040	—	$17.23	1/27/2014				
	117,188	—	$17.23	1/27/2014				
	130,078	—	$22.53	1/28/2015				
	124,316	—	$24.47	1/26/2016				
	99,688	33,230(i)	$29.61	1/19/2017				
	53,542	53,543(ii)	$37.30	1/24/2018				
	—	267,712(v)	$37.30	1/24/2018				
	50,744	152,233(iii)	$29.29	2/5/2019				
	—	172,118(iv)	$32.98	2/5/2020				
					—	—		
					173,137	8,492,370	40,336	1,978,481

Name (a)	Option Awards(1)				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (g)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(4) (h)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3) (i)
Allan	84,284	—	$12.20	12/31/2011				
	75,316	—	$13.28	1/24/2012				
	86,582	—	$12.16	1/23/2013				
	76,322	—	$13.10	5/15/2013				
	58,040	—	$17.23	1/27/2014				
	117,188	—	$17.23	1/27/2014				
	108,400	—	$22.53	1/28/2015				
	124,316	—	$24.47	1/26/2016				
	74,766	24,922(i)	$29.61	1/19/2017				
	—	332,292(vi)	$29.61	1/19/2017				
	80,314	80,314(ii)	$37.30	1/24/2018				
	50,744	152,233(iii)	$29.29	2/5/2019				
	—	172,118(iv)	$32.98	2/5/2020				
					—	—	40,336	1,978,481
Bergren	52,032	—	$22.53	1/28/2015				
	62,158	—	$24.47	1/26/2016				
	53,583	17,861(i)	$29.61	1/19/2017				
	66,928	66,928(ii)	$37.30	1/24/2018				
	33,829	101,489(iii)	$29.29	2/5/2019				
	—	67,659(vii)	$29.29	2/5/2019				
	—	81,756(iv)	$32.98	2/5/2020				
					—	—	23,420	1,148,751

(1) Except as provided below, all options and SARs listed above vest at a rate of 25% per year over the first four years of the ten-year option term. Grants with expiration dates in 2010 as well as grants expiring on September 30, 2012 for Mr. Su, May 15, 2013 for Mr. Allan and the first grant listed as expiring on January 27, 2014 for Messrs. Carucci, Su and Allan were granted with 100% vesting after four years.

The actual vesting dates for unexercisable award grants are as follows:

(i) All the unexercisable shares will vest on January 19, 2011.

(ii) One-half of the unexercisable shares will vest on each of January 24, 2011 and 2012.

(iii) One-third of the unexercisable shares will vest on each of February 5, 2011, 2012 and 2013.

(iv) One-fourth of the unexercised shares will vest on each of February 5, 2011, 2012, 2013 and 2014.

(v) All unexercisable shares will vest on January 24, 2013.

(vi) All unexercisable shares will vest on January 19, 2012.

(vii) All unexercisable shares will vest on February 5, 2013.

(2) Amounts in this column represent RSUs that have not vested. Beginning on page 63 is a discussion of how these restricted units are awarded and their terms; except, however, in the case of Mr. Novak in which the 199,100 RSUs represent a 2008 retention award (including accrued dividends) that vests after 4 years and Mr. Su in which 173,137 RSUs represent a 2010 retention award (including accrued dividends) that vests after 5 years.

(3) The market value of these awards are calculated by multiplying the number of shares covered by the award by $49.05, the closing price of YUM stock on the NYSE on December 31, 2010.

(4) The awards reflected in this column are unvested performance-based PSUs that are scheduled to be paid out on March 27, 2012 or February 5, 2013 if the performance targets and vesting requirements are met. In accordance with SEC rules, the PSU awards are reported at their maximum payout value.

OPTION EXERCISES AND STOCK VESTED

The table below shows the number of shares of YUM common stock acquired during 2010 upon exercise of stock options and vesting of stock awards in the form of RSUs, each before payment of applicable withholding taxes and broker commissions.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#)(1) (d)	Value realized on Vesting ($) (e)
Novak	802,696	22,740,084	3,848	126,898
Carucci	131,092	4,471,810	31,658	1,084,454
Su	255,290	9,153,635	1,526	50,344
Allan	125,132	3,763,515	89,460	3,853,029
Bergren	254,642	7,840,131	924	30,461

(1) These amounts represent RSUs that became vested in 2010. These shares will be distributed in accordance with the deferral election made by the NEO under the EID Program. See page 63 for a discussion of the EID Program.

PENSION BENEFITS

The table below shows the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each such NEO, under the YUM! Brands Retirement Plan ("Retirement Plan") and the YUM! Brands, Inc. Pension Equalization Plan ("Pension Equalization Plan") or the YUM! Brands International Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements.

	2010 Fiscal Year Pension Benefits Table			
Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit(4) ($) (d)	Payments During Last Fiscal Year ($) (e)
Novak	Retirement Plan(1)	24	882,402	—
	Pension Equalization Plan(2)	24	19,243,394	—
Carucci	Retirement Plan	26	569,212	—
	Pension Equalization Plan	26	3,539,565	—
Su	International Retirement Plan(3)	21	7,682,219	—
Allan*	Retirement Plan	7	388,396	—
	Pension Equalization Plan	7	3,005,894	—
Bergren**	Retirement Plan	6	239,957	—
	Pension Equalization Plan	6	114,698	—

* Under these plans, Mr. Allan only receives credited service for his eligible U.S. based service. Mr. Allan was based outside the U.S. for 11 years. He did not accrue a benefit under any retirement plan based upon final compensation or years of service like these plans.

** Mr. Bergren was rehired by the Company in 2002. He is not accruing a benefit under these plans for his service since his rehire because the plan is closed to rehires; however, he does have a benefit from his prior employment with the Company. The change in the value of his benefit shown in column (g) of the Summary Compensation Table at page 52 is attributable to interest rate changes from year to year which are used to determine benefits under the plan.

(1) YUM! Brands Retirement Plan

The Retirement Plan and the Pension Equalization Plan (discussed below) provide an integrated program of retirement benefits for salaried employees who were hired by the Company prior to October 1, 2001. Both plans apply the same formulas (except as noted below), and together they replace the same level of pre-retirement pensionable earnings for all similarly situated participants. The Retirement Plan is a tax qualified plan, and it is designed to provide the maximum possible portion of this integrated benefit on a tax qualified and funded basis.

Benefit Formula

Benefits under the Retirement Plan are based on a participant's Final Average Earnings (subject to the limits under Internal Revenue Code Section 401(a)(17)) and service under the plan. Upon termination of employment, a participant's Normal Retirement Benefit from the plan is equal to

A. 3% of Final Average Earnings times Projected Service up to 10 years of service, plus

B. 1% of Final Average Earnings times Projected Service in excess of 10 years of service, minus

C. .43% of Final Average Earnings up to Social Security covered compensation multiplied by Projected Service up to 35 years of service

the result of which is multiplied by a fraction the numerator of which is actual service as of date of termination and the denominator of which is the participant's Projected Service. Projected Service is the service that the participant would have earned if he had remained employed with the Company until his Normal Retirement Age (generally age 65).

If a participant leaves employment after becoming eligible for Early or Normal Retirement, benefits are calculated using the formula above except that actual service attained at the participant's retirement date is used in place of Projected Service.

Final Average Earnings

A participant's Final Average Earnings is determined based on his highest 5 consecutive years of pensionable earnings. Pensionable earnings is the sum of the participant's base pay and annual incentive compensation from the Company, including amounts under the YUM Leaders' Bonus Program. In general base pay includes salary, vacation pay, sick pay and short term disability payments. Extraordinary bonuses and lump sum payments made in connection with a participant's termination of employment are not included.

Vesting

A participant receives a year of vesting service for each year of employment with the Company. A participant is 0% vested until he has been credited with at least 5 years of vesting service. Upon attaining 5 years of vesting service, a participant becomes 100% vested. All the NEOs are vested.

Normal Retirement Eligibility

A participant is eligible for Normal Retirement following the later of age 65 or 5 years of vesting service.

Early Retirement Eligibility and Reductions

A participant is eligible for Early Retirement upon reaching age 55 with 10 years of vesting service. A participant who has met the requirements for Early Retirement and who elects to begin receiving payments from the plan prior to age 62 will receive a reduction of 1/12 of 4% for each month benefits begin before age 62. Benefits are unreduced at age 62.

The table below shows when each of the NEOs will be eligible or became eligible for Early Retirement and the estimated lump sum value of the benefit each participant would receive from the YUM plans (both qualified and non-qualified) if he retired from the Company at that time and received a lump sum payment (except however, in the case of Messrs. Novak, Su, Allan and Bergren, who are already Early Retirement eligible, the estimated lump sum is calculated as if they retired on December 31, 2010).

Name	Earliest Retirement Date	Estimated Lump Sum from the Qualified Plan(1)	Estimated Lump Sum from the Non-Qualified Plan(2)	Total Estimated Lump Sum
David Novak	November 1, 2007	1,142,840.32	24,923,050.74	26,065,891.06
Richard Carucci	July 1, 2012	1,046,427.60	6,574,874.52	7,621,302.12
Jing-Shyh S. Su	May 1, 2007	—	9,811,481.53	9,811,481.53
Graham Allan	May 1, 2010	549,627.30	4,253,696.03	4,803,323.33
Scott Bergren	April 1, 2006	245,942.09	117,559.01	363,501.10

(1) The YUM! Brands Retirement Plan

(2) Mr. Su's benefit is paid solely from the YUM! Brands International Retirement Plan. All other non-qualified benefits are paid from the YUM! Brands Inc. Pension Equalization Plan.

The estimated lump sum values in the table above are calculated assuming no increase in the participant's Final Average Earnings. The lump sums are estimated using the mortality table and interest assumption as used for purposes of financial accounting. Actual lump sums may be higher or lower depending on the mortality table and interest rate in effect at the time of distribution and the participant's Final Average Earnings at his date of retirement.

Termination of Employment Prior to Retirement

If a participant terminates employment, either voluntarily or involuntarily, prior to meeting eligibility for Early or Normal Retirement, benefits will be actuarially reduced from age 65 to his early commencement date using the mortality rates in the YUM! Brands Retirement Plan and an interest rate equal to 7% (e.g., this results in a 62.97% reduction at age 55). In addition, the participant may NOT elect to receive his benefit in the form of a lump sum.

Lump Sum Availability

Lump sum payments are available to participants who meet the requirements for Early or Normal Retirement. Participants who leave the Company prior to meeting the requirements for Early or Normal Retirement must take their benefits in the form of a monthly annuity and no lump sum is available. When a lump sum is paid from the plan, it is calculated based on actuarial assumptions for lump sums required by Internal Revenue Code Section 417(e)(3) (currently this is the annual 30-year Treasury rate for the 2nd month preceding the date of distribution and the gender blended 1994 Group Annuity Reserving Table as set forth in Revenue Ruling 2001-62).

(2) YUM! Brands Inc. Pension Equalization Plan

The YUM! Brands Inc. Pension Equalization Plan is an unfunded, non-qualified plan that complements the YUM! Brands Retirement Plan by providing benefits that federal tax law bars providing under the Retirement Plan. Benefits are generally determined and payable under the same terms and conditions as the Retirement Plan (except as noted below) without regard to federal tax limitations on amounts of includible compensation and maximum benefits. Benefits paid are reduced by the value of benefits payable under the Retirement Plan.

Participants who earned at least $75,000 during calendar year 1989 are eligible to receive benefits calculated under the Retirement Plan's pre-1989 formula, if this calculation results in a larger benefit from the YUM! Brands Inc. Pension Equalization Plan. Messrs. Novak, Carucci, and Allan qualify for benefits under this formula. This formula is similar to the formula described above under the Retirement Plan except that part C of the formula is calculated as follows:

C. 1⅔% of an estimated primary Social Security amount multiplied by Projected Service up to 30 years

Retirement distributions are always paid in the form of a lump sum. In the case of a participant whose benefits are payable based on the pre-1989 formula, the lump sum value is calculated as the actuarial equivalent to the participant's 50% Joint and Survivor Annuity with no reduction for survivor coverage. In all other cases, lump sums are calculated as the actuarial equivalent of the participant's life only annuity. Participants who terminate employment prior to meeting eligibility for Early or Normal Retirement must take their benefits from this plan in the form of a monthly annuity.

(3) YUM! Brands International Retirement Plan

The YUM! Brands International Retirement Plan (the "YIRP") is an unfunded, non-qualified defined benefit plan that covers certain international employees who are designated by the Company as third country nationals. Mr. Su is eligible for benefits under this plan. The YIRP provides a retirement benefit similar to the Retirement Plan except that part C of the formula is calculated as the sum of:

a) Company financed State benefits or Social Security benefits if paid periodically

b) The actuarial equivalent of all State paid or mandated lump sum benefits financed by the Company

c) Any other Company financed benefits that are attributable to periods of pensionable service and that are derived from a plan maintained or contributed to by the Company or one or more of the group of corporations that is controlled by the Company.

Benefits are payable under the same terms and conditions as the Retirement Plan without regard to Internal Revenue Service limitations on amounts of includible compensation and maximum benefits.

(4) Present Value of Accumulated Benefits

For all plans, the Present Value of Accumulated Benefits (determined as of December 31, 2010) is calculated assuming that each participant is eligible to receive an unreduced benefit payable in the form of a single lump sum at age 62. In Mr. Carucci's case, he has not attained eligibility for Early or Normal Retirement, therefore, benefits are based on the formula applicable to non-retirement eligible participants as discussed above. This is consistent with the methodologies used in financial accounting calculations. In addition, the economic assumptions for the lump sum interest rate, post retirement mortality, and discount rate are also consistent with those used in financial accounting calculations.

NONQUALIFIED DEFERRED COMPENSATION

Amounts reflected in the Nonqualified Deferred Compensation table below are provided for under the Company's Executive Income Deferral ("EID") Program and Leadership Retirement Plan ("LRP"). Both plans are unfunded, unsecured deferred, account based compensation plans. For each calendar year, participants are permitted under the EID program to defer up to 85% of their base pay and/or 100% of their annual incentive award. As discussed at page 45, Mr. Bergren is eligible to participate in the LRP. The LRP provides an annual contribution to Mr. Bergren's account equal to 28% of his salary plus target bonus.

Deferred Program Investments under the EID. Amounts deferred under the EID Program may be invested in the following phantom investment alternatives (12 month investment returns are shown in parenthesis):

- YUM! Stock Fund (40.26%*)
- YUM! Matching Stock Fund (40.26%*)
- S&P 500 Index Fund (15.09%)
- Bond Market Index Fund (6.42%)
- Stable Value Fund (0.69%)

* assumes dividends are not reinvested

All of the phantom investment alternatives offered under the EID Program are designed to match the performance of actual investments; that is, they provide market rate returns and do not provide for preferential earnings. The S&P 500 index fund, bond market index fund and stable value fund are designed to track the investment return of like-named funds offered under the Company's 401(k) Plan. The YUM! Stock Fund and YUM! Matching Stock Fund track the investment return of the Company's common stock. Participants may transfer funds between the investment alternatives on a quarterly basis except (1) funds invested in the YUM! Stock Fund or YUM! Matching Stock Fund may not be transferred once invested in these funds and (2) a participant may only elect to invest into the Matching Stock Fund at the time the annual incentive deferral election is made. In the case of the Matching Stock Fund, participants who defer their annual incentive into this fund, acquire additional phantom shares (called restricted stock units ("RSUs")) equal to 33% of the RSUs received with respect to the deferral of their annual incentive into the Matching Stock Fund (the additional RSUs are referred to as "matching contributions"). The RSUs attributable to the matching contributions are allocated on the same day the RSUs attributable to the annual incentive are allocated, which is the same day we make our annual stock appreciation right grants. Amounts attributable to the matching contribution under the YUM! Matching Stock Fund are reflected in column (c) below as contributions by the Company (and represent amounts actually credited to the NEO's account during 2010). Beginning with their 2009 annual incentive award, NEOs are no longer eligible to participate in the Matching Stock Fund.

RSUs attributable to annual incentive deferrals into the Matching Stock Fund and matching contributions vest on the second anniversary of the grant (or a change in control of the Company, if earlier) and are payable as shares of YUM common stock pursuant to the participant's deferral election. Unvested RSUs held in a participant's Matching Stock Fund account are forfeited if the participant voluntarily terminates employment with the Company within two years of the deferral date. If a participant terminates employment involuntarily, the portion of the account attributable to the matching contributions is forfeited and the participant will receive an amount equal to the amount of the original amount deferred. If a participant dies or becomes disabled during the restricted period, the participant fully vests in the RSUs. Dividend equivalents are accrued during the restricted period but are only paid if the RSUs vest. RSUs held by a participant who has attained age 65 with five years of service vest immediately. In the case of a participant who has attained age 55 with 10 years of service, RSUs attributable to pre-2009 bonus deferrals into the Matching Stock Fund vest immediately and RSUs attributable to the matching contribution vest pro rata during the period beginning on the date of grant and ending on the first anniversary of the grant and are fully vested on the first anniversary.

LRP Account Returns. The LRP provides an annual earnings credit to each participant's account based on the value of participant's account at the end of each year. Under the LRP, Mr. Bergren receives an annual earnings credit equal to 5%.

Distributions under EID and LRP. When participants elect to defer amounts into the EID Program, they also select when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year—whether or not employment has then ended—or at a time that begins at or after the executive's retirement or separation or termination of employment.

Distributions can be made in a lump sum or up to 20 annual installments. Initial deferrals are subject to a minimum two year deferral. In general, with respect to amounts deferred after 2005 or not fully vested as of January 1, 2005, participants may change their distribution schedule, provided the new elections satisfy the requirements of Section 409A of the Internal Revenue Code. In general, Section 409A requires that:

- Distribution schedules cannot be accelerated (other than for a hardship)
- To delay a previously scheduled distribution,
  - A participant must make an election at least one year before the distribution otherwise would be made, and
  - The new distribution cannot begin earlier than five years after it would have begun without the election to re-defer.

With respect to amounts deferred prior to 2005, to delay a distribution the new distribution cannot begin until two years after it would have begun without the election to re-defer.

Investments in the YUM! Stock Fund and YUM! Matching Stock Fund are only distributed in shares of Company stock.

Under the LRP, participants receive a distribution of their vested account balance following the later to occur of their attainment of age 55 or retirement from the Company.

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(2) (d)	Aggregate Withdrawals/ Distributions ($)(3) (e)	Aggregate Balance at Last FYE ($)(4) (f)
Novak	2,993,760	—	32,068,678	67,603	114,530,171
Carucci	—	—	2,118,368	335,245	9,136,836
Su	1,718,917	—	1,393,948	2,458,912	5,498,655
Allan	—	—	3,736,866	—	12,788,939
Bergren	—	336,700	2,172,894	207,192	9,097,392

(1) Amounts in this column reflect amounts that were also reported as compensation in our Summary Compensation Table filed last year or would have been reported as compensation in our Summary Compensation Table last year if the executive were a NEO.

(2) Amounts in this column reflect earnings during the last fiscal year on deferred amounts. All earnings are based on the investment alternatives offered under the EID Program described in the narrative above this table. Since these earnings are market based returns, they are not reported in the Summary Compensation Table.

(3) All amounts shown were distributed in accordance with the executive's deferral election, except in the case of the following amounts distributed to pay payroll taxes due upon vesting of RSUs under the EID Program during the year:

Novak	18,143.23
Carucci	28,616.81
Bergren	6,308.41

(4) Amounts reflected in this column are the year-end balances for each executive under the EID Program. As required under SEC rules, below is the portion of the year-end balance for each executive which has previously been reported as compensation to the executive in the Company's Summary Compensation Table for 2010 and prior years or would have been reported as compensation if the executive had been a NEO in those previous years.

Novak	38,923,231
Carucci	5,410,282
Su	4,502,544
Allan	5,083,969
Bergren	4,186,468

The difference between these amounts and the amount of the year-end balance for each executive represents the total aggregate earnings accumulated under the program with respect to that compensation.

Proxy Statement

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2010, given the NEO's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the Company's 401(k) Plan, retiree medical benefits, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

Stock Options and SAR Awards. If one or more NEOs terminated employment for any reason other than retirement, death, disability or following a change in control as of December 31, 2010, they could exercise the stock options and SARs that were exercisable on that date as shown at the Outstanding Equity Awards at Fiscal Year-End table on page 57, otherwise all options and SARs, pursuant to their terms, would have been forfeited and cancelled after that date. If the NEO had retired, died or become disabled as of December 31, 2010, exercisable stock options and SARs would remain exercisable through the term of the award. Except in the case of a change in control, described below, no stock options or SARs become exercisable on an accelerated basis. Benefits a NEO may receive on a change of control are discussed below.

Deferred Compensation. As described in more detail beginning at page 63, the NEOs participate in the EID Program, which permits the deferral of salary and annual incentive compensation. The last column of the Nonqualified Deferred Compensation Table on page 64 reports each NEO's aggregate balance at December 31, 2010. The NEOs are entitled to receive their vested amount under the EID Program in case of voluntary termination of employment. In the case of involuntary termination of employment, they are entitled to receive their vested benefit and the amount of the unvested benefit that corresponds to their deferral. In the case of death, disability or retirement after age 65, they or their beneficiaries are entitled to their entire account balance as shown in the last column of the Nonqualified Deferred Compensation table on page 64. The amounts they would have been entitled to in case of a voluntary or involuntary termination as of December 31, 2010 are as follows:

	Voluntary Termination ($)	Involuntary Termination ($)
Novak	114,530,171	114,530,171
Carucci	7,678,994	8,312,787
Su	5,498,655	5,498,655
Allan	12,788,939	12,788,939
Bergren	7,255,671	7,255,671

Payouts to the executive under the EID Program would occur in accordance with the executive's elections. In the case of amounts deferred after 2002, such payments deferred until termination of employment or retirement will not begin prior to six months following the executive's termination of employment. Executives may receive their benefit in a lump sum payment or in installment payments for up to 20 years. Each of the NEOs has elected to receive payments in a lump sum.

Performance Share Unit Awards. If one or more NEOs terminated employment for any reason other than retirement, death, disability or following a change in control and prior to achievement of the performance criteria and vesting period, then the award would be cancelled and forfeited. If the NEO had retired, become disabled or had died as of December 31, 2010, the PSU award will be paid out based on actual performance for the performance period, subject to a pro rata reduction reflecting the portion of the performance period not worked by the NEO. If any of these terminations had occurred on December 31, 2010, Messrs. Novak, Carucci, Su, Allan and Bergren would have been entitled to $1,869,667, $568,484, $783,275, $783,275 and $454,782, respectively, assuming target performance.

Pension Benefits. The Pension Benefits Table on page 59 describes the general terms of each pension plan in which the NEOs participate, the years of credited service and the present value of the annuity payable to each NEO assuming termination of employment as of December 31, 2010. The table on page 59 provides the present value of the lump sum benefit payable to each NEO when they attain eligibility for Early Retirement (i.e., age 55 with 10 years of service) under the plans.

Life Insurance Benefits. For a description of the supplemental life insurance plans that provide coverage to the NEOs, see the All Other Compensation Table on page 54. If the NEOs had died on December 31, 2010, the survivors of Messrs. Novak, Carucci, Su, Allan and Bergren would have received Company paid life insurance of $3,360,000, $1,395,000, $1,753,000, $1,753,000 and $1,203,000, respectively, under this arrangement. Executives and all other salaried employees can purchase additional life insurance benefits up to a maximum combined company paid and additional life insurance of $3.5 million. This additional benefit is not paid or subsidized by the Company and, therefore, is not shown here.

Change in Control. Change in control severance agreements are in effect between YUM and certain key executives (including Messrs. Novak, Carucci, Su, Allan and Bergren). These agreements are general obligations of YUM, and provide, generally, that if, within two years subsequent to a change in control of YUM, the employment of the executive is terminated (other than for cause, or for other limited reasons specified in the change in control severance agreements) or the executive terminates employment for Good Reason (defined in the change in control severance agreements to include a diminution of duties and responsibilities or benefits), the executive will be entitled to receive the following:

- a proportionate annual incentive assuming achievement of target performance goals under the bonus plan or, if higher, assuming continued achievement of actual Company performance until date of termination,
- a severance payment equal to two times the sum of the executive's base salary and the target bonus or, if higher, the actual bonus for the year preceding the change in control of the Company,
- outplacement services for up to one year following termination, and
- a "tax gross-up payment" which, in the event an executive becomes entitled to receive a severance payment and other severance benefits and such severance payment and benefits are subject to an excise tax, ensures the executive will be in the same after-tax position as if no excise tax had been imposed. (Except, however, where the severance payment to the executive will generate an excise tax but the total severance payment does not exceed by more than 10% the threshold for which the excise tax becomes payable, then no gross-up payment will be made and the executive's severance payment will be reduced to the threshold to ensure no excise tax is payable.)

In addition to the payments described above under the agreements, upon a change in control:

- All stock options and SARs held by the executive will automatically vest and become exercisable.
- All RSUs under the Company's EID Program will vest.
- All PSU awards under the Company's Performance Share Plan awarded in the year in which the change in control occurs will be paid out at target assuming a target level performance had been achieved for the entire performance period, subject to a pro rata reduction to reflect the portion of the performance period after the change in control. All PSUs awarded for performance periods that begin before the year in which the change in control occurs will be paid out assuming performance achieved for the performance period was at the greater of target level performance or projected

level of performance at the time of the change in control, subject to pro rata reduction to reflect the portion of the performance period after the change in control.

The change in control severance agreements have a three-year term and are automatically renewable each January 1 for another three-year term. An executive whose employment is not terminated within two years of a change in control will not be entitled to receive any severance payments under the change in control severance agreements.

Generally, pursuant to the agreements, a change in control is deemed to occur:

(i) if any person acquires 20% or more of the Company's voting securities (other than securities acquired directly from the Company or its affiliates);

(ii) if a majority of the Directors as of the date of the agreement are replaced other than in specific circumstances; or

(iii) upon the consummation of a merger of the Company or any subsidiary of the Company other than (a) a merger where the Company's Directors immediately before the change in control constitute a majority of the directors of the resulting organization, or (b) a merger effected to implement a recapitalization of the Company in which no person is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of the Company's then-outstanding securities.

If a change in control had occurred as of December 31, 2010, the following payments, or other benefits would have been made.

	Novak $	Carucci $	Su $	Allan $	Bergren $
Annual Incentive	5,066,880	1,589,445	2,628,986	1,425,557	1,367,438
Severance Payment	8,787,520	3,245,636	5,067,834	3,676,954	2,405,000
Outplacement	25,000	25,000	25,000	25,000	25,000
Excise Tax and Gross-Up	0	0	0	0	2,261,386
Accelerated Vesting of Stock Options and SARs	23,452,059	8,541,236	10,194,798	13,661,990	5,789,805
Accelerated Vesting of RSUs	9,765,855	1,415,161	8,492,370	0	0
Acceleration of PSU Performance/ Vesting	1,869,667	568,484	783,275	783,275	454,782
Total	48,966,981	15,384,962	27,192,263	19,572,776	12,303,411

Proxy Statement

DIRECTOR COMPENSATION

As described more fully below, this table summarizes compensation paid to each non-employee director during 2010.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1) (c)	Option/ SAR Awards ($)(2)(3) (d)	All Other Compensation ($)(4) (e)	Total ($) (f)
Dorman, David		170,000	38,708	10,000	218,708
Ferragamo, Massimo		170,000	38,708	—	208,708
Grissom, David		190,000	38,708	20,000	248,708
Hill, Bonnie	85,000	85,000	38,708	6,750	215,458
Holland, Robert		170,000	38,708	—	208,708
Langone, Kenneth		170,000	38,708	—	208,708
Linen, Jonathan		170,000	38,708	10,000	218,708
Nelson, Thomas		170,000	38,708	10,000	218,708
Ryan, Thomas		180,000	38,708	5,000	223,708
Walter, Robert		180,000	38,708	10,000	228,708

(1) Amounts in this column represent the grant date fair value for annual stock retainer awards granted to directors in 2010.

(2) Amounts in this column represent the grant date fair value for annual SARs granted in fiscal 2010. These amounts do not reflect amounts paid to or realized by the director for fiscal 2010. For a discussion of the assumptions used to value the awards, see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the 2010 Annual Report in Notes to Consolidated Financial Statements at Note 15, "Share-based and Deferred Compensation Plans."

(3) At December 31, 2010, the aggregate number of options and SARs awards outstanding for non-management directors was:

Name	Options	SARs
Dorman, David	10,476	18,808
Ferragamo, Massimo	19,858	18,808
Grissom, David	15,470	18,808
Hill, Bonnie	15,176	18,808
Holland, Robert	19,858	18,808
Langone, Kenneth	—	18,808
Linen, Jonathan	10,476	18,808
Nelson, Thomas	—	23,988
Ryan, Thomas	19,414	18,808
Walter, Robert	—	12,375

Mr. Novak's and Mr. Su's outstanding awards are set forth on page 57.

(4) Represents amount of matching charitable contributions made on behalf of the director under the Company's matching gift program and/or the amount charitable contribution made in the director's name.

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the Board.

Employee Directors. Employee directors do not receive additional compensation for serving on the Board of Directors.

Non-Employee Directors Annual Compensation. Each director who is not an employee of YUM receives an annual stock grant retainer with a fair market value of $170,000 and an annual grant of vested SARs with respect to $150,000 worth of YUM common stock ("face value") with an exercise price equal to the fair market value of Company stock on the date of grant. (Prior to 2006, directors received an annual grant of vested stock options.) Directors may request to receive up to one-half of their stock retainer in cash. The request must be submitted to the Chair of the Management Planning and Development Committee. For 2010, Bonnie Hill requested and received approval by the Committee chair for a cash payment equal to one-half of her stock retainer. Directors may also defer payment of their retainers pursuant to the Directors Deferred Compensation Plan. Deferrals are invested in phantom Company stock and paid out in shares of Company stock. Deferrals may not be made for less than two years. In recognition of the added duties of these chairs, the Chairperson of the Audit Committee (Mr. Grissom in 2010) receives an additional $20,000 stock retainer annually and the Chairpersons of the Management Planning and Development Committee (Mr. Ryan in 2010) and Nominating and Governance Committee (Mr. Walter in 2010) each receive an additional $10,000 stock retainer annually.

In September 2010, the Management Planning and Development Committee of the Board of Directors completed a review of compensation for non-employee directors, noting that director compensation had not increased since 2006. The review included an analysis of directors' compensation for the peer group of companies used to benchmark executive compensation (discussed at page 38) and consideration of Fortune 500 survey data. Based on the analysis which showed director compensation below the peer group median by 7%, the Board approved the Management Planning and Development Committee's recommendation to revise the compensation of non-employee directors by increasing the stock grant retainer by $35,000 to $170,000 and the annual grant of vested SARs from $125,000 to $150,000 face value.

With respect to stock retainers paid to each committee chair, review of the peer group data revealed each committee chair retainer below the peer group by more than 15%. Based on the analysis, the Board approved the Committee's recommendation to revise the stock retainer paid to each committee chair as follows: Audit Committee Chair increase to $20,000 from $15,000; Management Planning and Development Committee Chair increase to $10,000 from $5,000; and Nominating and Governance Committee Chair increase to $10,000 from $0.

Initial Stock Grant upon Joining Board. Non-employee directors also receive a one-time stock grant with a fair market value of $25,000 on the date of grant upon joining the Board, distribution of which is deferred until termination from the Board.

Stock Ownership Requirements. Similar to executive officers, directors are subject to share ownership requirements. The directors' requirements provide that directors will not sell any of the Company's common stock received as compensation for service on the Board until the director has ceased being a member of the Board for one year (sales are permitted to cover income taxes attributable to any stock retainer payment or exercise of a stock option or SAR).

Matching Gifts. To further YUM's support for charities, non-employee directors are able to participate in the YUM! Brands, Inc. Matching Gifts Program on the same terms as YUM's employees. Under this program, the YUM! Brands Foundation will match up to $10,000 a year in contributions by the director to a charitable institution approved by the YUM! Brands Foundation. At its discretion, the Foundation may match director contributions exceeding $10,000.

Insurance. We also pay the premiums on directors' and officers' liability and business travel accident insurance policies. The annual cost of this coverage is approximately $2.5 million. This is not included in the tables above as it is not considered compensation to the directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes, as of December 31, 2010, the equity compensation plans under which we may issue shares of stock to our directors, officers and employees under the 1999 Long Term Incentive Plan ("1999 Plan"), the 1997 Long Term Incentive Plan (the "1997 Plan"), SharePower Plan and Restaurant General Manager Stock Option Plan ("RGM Plan").

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	26,194,043(1)	26.85(2)	13,706,249(3)
Equity compensation plans not approved by security holders(4)	1,208,936	27.85(2)	7,189,531
Total	27,402,979(1)	26.91(2)	20,895,780(3)

(1) Includes 6,423,075 shares issuable in respect of RSUs, performance units and deferred units.

(2) Weighted average exercise price of outstanding options and SARs only.

(3) Includes 6,853,124 shares available for issuance of awards of stock units, restricted stock, restricted stock units and performance share unit awards under the 1999 Plan.

(4) Awards are made under the RGM Plan.

Proxy Statement

What are the key features of the 1999 Plan?

The 1999 Plan provides for the issuance of up to 70,600,000 shares of stock as non-qualified stock options, incentive stock options, SARs, restricted stock, restricted stock units, performance shares or performance units. Only our employees and directors are eligible to receive awards under the 1999 Plan. The purpose of the 1999 Plan is to motivate participants to achieve long range goals, attract and retain eligible employees, provide incentives competitive with other similar companies and align the interest of employees and directors with those of our shareholders. The 1999 Plan is administered by the Management Planning and Development Committee of the Board of Directors. The exercise price of a stock option grant or SAR under the 1999 Plan may not be less than the average market price of our stock on the date of grant for years prior to 2008 or the closing price of our stock on the date of the grant beginning in 2008, and no options or SARs may have a term of more than ten years. The options and SARs that are currently outstanding under the 1999 Plan generally vest over a one to four year period and expire ten years from the date of the grant. Our shareholders approved the 1999 Plan in May 1999, and the plan as amended in 2003 and again in 2008.

What are the key features of the 1997 Plan?

The 1997 Plan provides for the issuance of up to 90,000,000 shares of stock. Effective January 1, 2002, only restricted shares could be issued under this plan. This plan is utilized with respect to payouts on shares from our deferral plans and was originally approved by PepsiCo, Inc. as the sole shareholder of the Company in 1997, prior to the spin-off of the Company from PepsiCo, Inc. on October 6, 1997.

What are the key features of the SharePower Plan?

The SharePower Plan provides for the issuance of up to 28,000,000 shares of stock. The SharePower Plan allows us to award non-qualified stock options, SARs, restricted stock and restricted stock units.

Employees, other than executive officers, are eligible to receive awards under the SharePower Plan. The SharePower Plan is administered by the Management Planning and Development Committee of the Board of Directors. The exercise price of a stock option or SAR grant under the SharePower Plan may not be less than the closing price of our stock on the date of the grant and no option or SAR may have a term of more than ten years. The options that are currently outstanding under the SharePower Plan generally vest over a one to four year period beginning on the date of grant. The SharePower Plan was originally approved by PepsiCo, Inc. as the sole shareholder of the Company in 1997, prior to the spin-off of the Company from PepsiCo, Inc. on October 6, 1997.

What are the key features of the RGM Plan?

The RGM Plan provides for the issuance of up to 30,000,000 shares of common stock at a price equal to or greater than the closing price of our stock on the date of grant. The RGM Plan allows us to award non-qualified stock options, SARs, restricted stock and RSUs. Employees, other than executive officers, are eligible to receive awards under the RGM Plan. The purpose of the RGM Plan is (i) to give restaurant general managers ("RGMs") the opportunity to become owners of stock, (ii) to align the interests of RGMs with those of YUM's other shareholders, (iii) to emphasize that the RGM is YUM's #1 leader, and (iv) to reward the performance of RGMs. In addition, the Plan provides incentives to Area Coaches, Franchise Business Leaders and other supervisory field operation positions that support RGMs and have profit and loss responsibilities within a defined region or area. While all non-executive officer employees are eligible to receive awards under the RGM plan, all awards granted have been to RGMs or their direct supervisors in the field. Grants to RGMs generally have four year vesting and expire after ten years. The RGM Plan is administered by the Management Planning and Development Committee of the Board of Directors, and the Management Planning and Development Committee has delegated its responsibilities to the Chief People Officer of the Company. The Board of Directors approved the RGM Plan on January 20, 1998.

AUDIT COMMITTEE REPORT

Who serves on the Audit Committee of the Board of Directors?

The members of the Audit Committee are J. David Grissom, Chair, Robert Holland, Jr., Kenneth G. Langone, Jonathan S. Linen and Thomas C. Nelson.

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Grissom, the chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Grissom has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member is financially literate within the meaning of the NYSE listing standards.

What document governs the activities of the Audit Committee?

The Audit Committee operates under a written charter adopted by the Board of Directors. The Committee's responsibilities are set forth in this charter, which was amended and restated effective March 27, 2009. The charter is reviewed by management at least annually, and any recommended changes are presented to the Audit Committee for review and approval. The charter is available on our Web site at *www.yum.com/investors/governance*.

What are the responsibilities of the Audit Committee?

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, the adequacy of the Company's system of internal controls and procedures and disclosure controls and procedures, the Company's risk management, the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the Company's internal audit function and independent auditors. The Committee has sole authority over the selection of the Company's independent auditors and manages the Company's relationship with its independent auditors (who report directly to the Committee). The Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties and receive appropriate funding, as determined by the Committee, from the Company for such advice and assistance.

The Committee met 9 times during 2010. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings generally include private sessions with the Company's independent auditors and with the Company's internal auditors, in each case without the presence of the Company's management, as well as executive sessions consisting of only Committee members. In addition to the scheduled meetings, senior management confers with the Committee or its Chair from time to time, as senior management deems advisable or appropriate, in connection with issues or concerns that arise throughout the year.

Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. The Company's independent auditors are responsible for auditing those financial statements in accordance with professional standards and expressing an opinion as to their material conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to monitor and review the Company's financial reporting process and discuss management's report on the Company's internal control over financial reporting. It is not the Committee's duty or responsibility to conduct audits or accounting reviews or procedures. The Committee has relied, without independent verification, on management's representations that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the U.S. and that the Company's internal control over financial reporting is effective. The Committee has also relied, without independent verification, on the opinion of the independent auditors included in their report regarding the Company's financial statements and effectiveness of internal control over financial reporting.

What matters have members of the Audit Committee discussed with management and the independent auditors?

As part of its oversight of the Company's financial statements, the Committee reviews and discusses with both management and the Company's independent auditors all annual and quarterly financial statements prior to their issuance. During 2010, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with accounting principles generally accepted in the U.S., and reviewed significant accounting and disclosure issues with the Committee. These reviews include discussions with the independent auditors of matters required to be discussed pursuant to *Statement on Auditing Standards No. 61 (Communication with Audit Committees)*, including the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and disclosures related to critical accounting practices. The Committee has also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter received from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Committee concerning independence. The Committee also considered whether non-audit services provided by the independent auditors are compatible with the independent auditors' independence. The Committee also received regular updates, and written summaries as required by the PCAOB rules (for tax services), on the amount of fees and scope of audit, audit-related and tax services provided.

In addition, the Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. The Committee also reviews and discusses legal and compliance matters with management, and, as necessary or advisable, the Company's independent auditors.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2010?

Based on the Committee's discussions with management and the independent auditors and the Committee's review of the representations of management and the report of the independent auditors to the Board of Directors, and subject to the limitations on the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board of Directors that it include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 2010 for filing with the SEC.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

J. David Grissom, Chairperson
Kenneth G. Langone
Thomas C. Nelson
Robert Holland, Jr.
Jonathan S. Linen

ADDITIONAL INFORMATION

Who pays the expenses incurred in connection with the solicitation of proxies?

Expenses in connection with the solicitation of proxies will be paid by us. Proxies are being solicited principally by mail, by telephone and through the Internet. We have retained Georgeson Inc. to act as a proxy solicitor for a fee estimated to be $10,000, plus reimbursement of out-of-pocket expenses. In addition, our directors, officers and regular employees, without additional compensation, may solicit proxies personally, by e-mail, telephone, fax or special letter. We will reimburse brokerage firms and others for their expenses in forwarding proxy materials to the beneficial owners of our shares.

How may I elect to receive shareholder materials electronically and discontinue my receipt of paper copies?

YUM shareholders with shares registered directly in their name who received shareholder materials in the mail may elect to receive future annual reports and proxy statements from us and to vote their shares through the Internet instead of receiving copies through the mail. We are offering this service to provide shareholders with added convenience and to reduce Annual Report printing and mailing costs.

To take advantage of this option, shareholders must subscribe to one of the various commercial services that offer access to the Internet. Costs normally associated with electronic access, such as usage and telephone charges, will be borne by the shareholder.

To elect this option, go to *www.amstock.com*, click on Shareholder Account Access, log in and locate the option to Receive Company Mailing via e-mail. Shareholders who elect this option will be notified by mail how to access the proxy materials and how to vote their shares on the Internet or by phone.

If you consent to receive future proxy materials electronically, your consent will remain in effect unless it is withdrawn by writing our Transfer Agent, American Stock Transfer and Trust Company, LLC, 59 Maiden Lane, New York, NY 10038 or by logging onto our Transfer Agent's Web site at *www.amstock.com* and following the applicable instructions. Also, while this consent is in effect, if you decide you would like to receive a hard copy of the proxy materials, you may call, write or e-mail American Stock Transfer and Trust Company, LLC.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The Company has adopted a procedure called "householding" which has been approved by the SEC. The Company and some brokers household proxy materials, delivering a single Notice and, if applicable, this proxy statement and Annual Report, to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders or they participate in electronic delivery of proxy materials. Shareholders who participate in householding will continue to access and receive separate proxy cards. This process will help reduce our printing and postage fees, as well as save natural resources. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to YUM! Brands, Inc., Investor Relations, 1441 Gardiner Lane, Louisville, KY 40213 or by calling Investor Relations at 1 (888) 439-4986 or by sending an e-mail to yum.investor@yum.com.

May I propose actions for consideration at next year's Annual Meeting of Shareholders or nominate individuals to serve as directors?

Under the rules of the SEC, if a shareholder wants us to include a proposal in our proxy statement and proxy card for presentation at our 2012 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville,

Kentucky 40213 by December 10, 2011. The proposal should be sent to the attention of the Corporate Secretary.

Under our bylaws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an Annual Meeting of Shareholders that is not included in our proxy statement. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices and you must include information set forth in our bylaws. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2012 Annual Meeting no later than the date specified in our bylaws. If the 2012 Annual Meeting is not held within 30 days before or after the anniversary of the date of this year's meeting, then the nomination or item of business must be received by the tenth day following the earlier of the date of mailing of the notice of the meeting or the public disclosure of the date of the meeting. Our Annual Meeting of Shareholders is generally held on the third Thursday of May. Assuming that our 2012 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 19, 2012.

The Board is not aware of any matters that are expected to come before the 2011 Annual Meeting other than those referred to in this proxy statement. If any other matter should come before the Annual Meeting, the individuals named on the form of proxy intend to vote the proxies in accordance with their best judgment.

The chairman of the meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Bylaw Provisions. You may contact YUM's Corporate Secretary at the address mentioned above for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

APPENDIX A

PROPOSED AMENDMENT TO ARTICLE FIFTH OF RESTATED ARTICLES OF INCORPORATION

Note: For convenience, Appendix A reflects the changes that will be made to Article FIFTH of the Company's Restated Articles of Incorporation, should Item 5 be approved by the shareholders, with additions indicated by underlining and deletions indicated by strike-out. The actual Articles of Amendment to be filed would not include the deleted text or the underlining, and no changes will be made to paragraphs (b)—(i) of Article FIFTH.

"FIFTH: The following provisions are intended for the management of the business and for the regulation of the affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation of the powers conferred by statute:

(a) The Board of Directors shall have the exclusive power and authority to direct management of the business and affairs of the Corporation and shall exercise all corporate powers, and possess all authority, necessary or appropriate to carry out the intent of this provision, and which are customarily exercised by the board of directors of a public company. In furtherance of the foregoing, but without limitation, the Board of Directors shall have the exclusive power and authority to: (a) elect all executive officers of the Corporation as the Board may deem necessary or desirable from time to time, to serve at the pleasure of the Board; (b) fix the compensation of such officers; (c) fix the compensation of Directors; and (d) determine the time and place of all meetings of the Board of Directors and all annual meetings of the Shareholders of the Corporation ~~and Shareholders of the Corporation~~. A scheduled meeting of Shareholders may be postponed by the Board of Directors by public notice given at or prior to the time of the meeting.

...

(j) Special meetings of the Shareholders (i) may be called by the Board of Directors and (ii) subject to the provisions of the Bylaws, shall be called by the Secretary of the Corporation upon written request from holders of record of at least 25% of the outstanding Common Shares entitled to vote on the matter or matters to be brought before the proposed special meeting. Any such request shall be filed with the Secretary of the Corporation and otherwise made in accordance with, and subject to, all applicable provisions of the Bylaws. Subject to the rights of the holders of any Preferred Shares, special meetings may not be called by any other person or persons."

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 25, 2010**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________.

Commission file number 1-13163

YUM! BRANDS, INC.

(Exact name of registrant as specified in its charter)

North Carolina	**13-3951308**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1441 Gardiner Lane, Louisville, Kentucky	**40213**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(502) 874-8300**

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer: ☑ Accelerated filer: ☐ Non-accelerated filer: ☐ (Do not check if a smaller reporting company) Smaller reporting company: ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock (which consists solely of shares of Common Stock) held by non-affiliates of the registrant as of June 12, 2010 computed by reference to the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape on such date was $19,523,128,212. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant. The number of shares outstanding of the registrant's Common Stock as of February 9, 2011 was 467,446,794 shares.

Documents Incorporated by Reference

Portions of the definitive proxy statement furnished to shareholders of the registrant in connection with the annual meeting of shareholders to be held on May 19, 2011 are incorporated by reference into Part III.

Forward-Looking Statements

From time to time, in both written reports and oral statements, we present "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe harbor provisions.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements often include words such as "may," "will," "estimate," "intend," "seek," "expect," "project," "anticipate," "believe," "plan" or other similar terminology. These forward-looking statements are based on current expectations and assumptions and upon data available at the time of the statements and are neither predictions nor guarantees of future events or circumstances. The forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially. Important factors that could cause actual results and events to differ materially from our expectations and forward-looking statements include (i) the risks and uncertainties described in the Risk Factors included in Part I, Item 1A of this Form 10-K and (ii) the factors described in Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Form 10-K. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. In making these statements, we are not undertaking to address or update any risk factor set forth herein in future filings or communications regarding our business results.

PART I

Item 1. Business.

YUM! Brands, Inc. (referred to herein as "YUM", the "Registrant" or the "Company"), was incorporated under the laws of the state of North Carolina in 1997. The principal executive offices of YUM are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and the telephone number at that location is (502) 874-8300.

YUM, together with its subsidiaries, is referred to in this Form 10-K annual report ("Form 10-K") as the Company. The terms "we," "us" and "our" are also used in the Form 10-K to refer to the Company. Throughout this Form 10-K, the terms "restaurants," "stores" and "units" are used interchangeably.

This Form 10-K should be read in conjunction with the Forward-Looking Statements on page 2 and the Risk Factors set forth in Item 1A.

(a) General Development of Business

In January 1997, PepsiCo announced its decision to spin-off its restaurant businesses to shareholders as an independent public company (the "Spin-off"). Effective October 6, 1997, PepsiCo disposed of its restaurant businesses by distributing all of the outstanding shares of Common Stock of YUM to its shareholders. On May 16, 2002, following receipt of shareholder approval, the Company changed its name from TRICON Global Restaurants, Inc. to YUM! Brands, Inc.

(b) Financial Information about Operating Segments

YUM consists of six operating segments: KFC-U.S., Pizza Hut-U.S., Taco Bell-U.S., Long John Silver's ("LJS")-U.S. and A&W All American Food Restaurants ("A&W")-U.S., YUM Restaurants International ("YRI" or "International Division") and YUM Restaurants China ("China Division"). For financial reporting purposes, management considers the four U.S. operating segments to be similar and, therefore, has aggregated them into a single reportable operating segment ("U.S."). At the beginning of 2010 we began reporting information for our Thailand and KFC Taiwan businesses within our International Division as a result of changes to our management reporting structure. These businesses now report to the President of YRI, whereas previously they reported to the President of the China Division. While this reporting change did not impact our consolidated results, segment information for previous years has been restated to be consistent with the current year presentation throughout the Form 10-K. The China Division includes only mainland China ("China") and the International Division includes the remainder of our international operations.

Operating segment information for the years ended December 25, 2010, December 26, 2009 and December 27, 2008 for the Company is included in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in Part II, Item 7, pages 25 through 59 and in the related Consolidated Financial Statements and footnotes in Part II, Item 8, pages 61 through 124.

(c) Narrative Description of Business

General

YUM is the world's largest quick service restaurant ("QSR") company based on number of system units, with more than 37,000 units in more than 110 countries and territories. Through the five concepts of KFC, Pizza Hut, Taco Bell, LJS and A&W (the "Concepts"), the Company develops, operates, franchises and licenses a worldwide system of restaurants which prepare, package and sell a menu of competitively priced food items. Units are operated by a Concept or by independent franchisees or licensees under the terms of franchise or license agreements. Franchisees can range in size from individuals owning just one unit to large publicly traded companies. In addition, the Company owns non-controlling interests in entities in China who operate similar to franchisees of KFC and a non-controlling interest in Little Sheep, a Hot Pot concept headquartered in Hong Kong.

At year end 2010, we had approximately 20,000 system restaurants in the U.S. and recorded revenues of $4.1 billion and Operating Profit of $668 million during 2010. The International Division, based in Dallas, Texas, comprises approximately 14,000 system restaurants, primarily KFCs and Pizza Huts, operating in over 110 countries outside the U.S. In 2010 YRI recorded revenues of $3.1 billion and Operating Profit of $589 million. The China Division, based in Shanghai, China, comprises approximately 4,000 system restaurants in China, primarily KFCs and Pizza Huts. In 2010, the China Division recorded revenues of $4.1 billion and Operating Profit of $755 million.

Restaurant Concepts

Most restaurants in each Concept offer consumers the ability to dine in and/or carry out food. In addition, Taco Bell, KFC, LJS and A&W offer a drive-thru option in many stores. Pizza Hut offers a drive-thru option on a much more limited basis. Pizza Hut and, on a much more limited basis, KFC offer delivery service.

Each Concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients, as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices.

The franchise program of the Company is designed to assure consistency and quality, and the Company is selective in granting franchises. Under standard franchise agreements, franchisees supply capital – initially by paying a franchise fee to YUM, purchasing or leasing the land, building and equipment and purchasing signs, seating, inventories and supplies and, over the longer term, by reinvesting in the business. Franchisees then contribute to the Company's revenues through the payment of royalties based on a percentage of sales.

The Company believes that it is important to maintain strong and open relationships with its franchisees and their representatives. To this end, the Company invests a significant amount of time working with the franchisee community and their representative organizations on all aspects of the business, including products, equipment, operational improvements and standards and management techniques.

The Company and its franchisees also operate multibrand units, primarily in the U.S., where two or more of the Concepts are operated in a single unit.

Following is a brief description of each concept:

KFC

- KFC was founded in Corbin, Kentucky by Colonel Harland D. Sanders, an early developer of the quick service food business and a pioneer of the restaurant franchise concept. The Colonel perfected his secret blend of 11 herbs and spices for Kentucky Fried Chicken in 1939 and signed up his first franchisee in 1952.

- As of year end 2010, KFC was the leader in the U.S. chicken QSR segment among companies featuring chicken-on-the-bone as their primary product offering, with a 40 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment, which is nearly three times that of its closest national competitor.

- KFC operates in 110 countries and territories throughout the world. As of year end 2010, KFC had 5,055 units in the U.S., and 11,798 units outside the U.S., including 3,244 units in China. Approximately 15 percent of the U.S. units and 29 percent of the non-U.S. units are Concept-owned.

- Traditional KFC restaurants in the U.S. offer fried and non-fried chicken-on-the-bone products, primarily marketed under the names Original Recipe, Extra Tasty Crispy and Kentucky Grilled Chicken. Other principal entree items include chicken sandwiches (including the Snacker and the Twister), KFC Famous Bowls, Colonel's Crispy Strips, Wings, Popcorn Chicken and seasonally, Chunky Chicken Pot Pies. KFC restaurants in the U.S. also offer a variety of side items, such as biscuits, mashed potatoes and gravy, coleslaw, corn, and potato wedges, as well as desserts. While many of these products are offered outside of the U.S., international menus are more focused on chicken sandwiches and Colonel's Crispy Strips, and include side items that are suited to local preferences and tastes. Restaurant decor throughout the world is characterized by the image of the Colonel.

Pizza Hut

- The first Pizza Hut restaurant was opened in 1958 in Wichita, Kansas, and within a year, the first franchise unit was opened. Today, Pizza Hut is the largest restaurant chain in the world specializing in the sale of ready-to-eat pizza products.

- As of year end 2010, Pizza Hut was the leader in the U.S. pizza QSR segment, with a 14 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment.

- Pizza Hut operates in 95 countries and territories throughout the world. As of year end 2010, Pizza Hut had 7,542 units in the U.S., and 5,890 units outside of the U.S. Approximately 6 percent of the U.S. units and 22 percent of the non-U.S. units are Concept-owned.

- Pizza Hut features a variety of pizzas, which may include Pan Pizza, Thin 'n Crispy, Hand Tossed, Sicilian, Stuffed Crust, Twisted Crust, Sicilian Lasagna Pizza, Cheesy Bites Pizza, The Big New Yorker, The Big Italy, The Insider, The Chicago Dish, the Natural, Pizza Mia and 4forALL. Each of these pizzas is offered with a variety of different toppings. Pizza Hut now also offers a variety of Tuscani Pastas. Menu items outside of the U.S. are generally similar to those offered in the U.S., though pizza toppings are often suited to local preferences and tastes. Many Pizza Huts offer chicken wings, including over 3,000 stores offering wings under the brand WingStreet, primarily in the U.S.

Taco Bell

- The first Taco Bell restaurant was opened in 1962 by Glen Bell in Downey, California, and in 1964, the first Taco Bell franchise was sold. Taco Bell is based in Irvine, California.

- As of year end 2010, Taco Bell was the leader in the U.S. Mexican QSR segment, with a 52 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment.

- Taco Bell operates in 21 countries and territories throughout the world. As of year end 2010, there were 5,634 Taco Bell units in the U.S., and 262 units outside of the U.S. Approximately 22 percent of the U.S. units and 1 percent of the non-U.S. units are Concept-owned.

- Taco Bell specializes in Mexican-style food products, including various types of tacos, burritos, gorditas, chalupas, quesadillas, taquitos, salads, nachos and other related items. Additionally, proprietary entrée items include Grilled Stuft Burritos and Border Bowls. Taco Bell units feature a distinctive bell logo on their signage.

LJS

- The first LJS restaurant opened in 1969 and the first LJS franchise unit opened later the same year. LJS is based in Louisville, Kentucky.

- As of year end 2010, LJS was the leader in the U.S. seafood QSR segment, with a 37 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment.

- LJS operates in 4 countries and territories throughout the world. As of year end 2010, there were 964 LJS units in the U.S., and 31 units outside the U.S. All single-brand units inside and outside of the U.S. are operated by franchisees or licensees. As of year end 2010, there were 86 Concept-owned multi-brand units that included the LJS concept.

- LJS features a variety of seafood and chicken items, including meals featuring batter-dipped fish, chicken and shrimp, non-fried salmon, shrimp and tilapia, hushpuppies and portable snack items. LJS units typically feature a distinctive seaside/nautical theme.

A&W

- A&W was founded in Lodi, California by Roy Allen in 1919 and the first A&W franchise unit opened in 1925. A&W is based in Louisville, Kentucky.

- A&W operates in 9 countries and territories throughout the world. As of year end 2010, there were 322 A&W units in the U.S., and 317 units outside the U.S. As of year end 2010, all units were operated by franchisees.

- A&W serves A&W draft Root Beer and a signature A&W Root Beer float, as well as hot dogs and hamburgers.

Restaurant Operations

Through its Concepts, YUM develops, operates, franchises and licenses a worldwide system of both traditional and non-traditional QSR restaurants. Traditional units feature dine-in, carryout and, in some instances, drive-thru or delivery services. Non-traditional units, which are typically licensed outlets, include express units and kiosks which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient.

Restaurant management structure varies by Concept and unit size. Generally, each Concept-owned restaurant is led by a restaurant general manager ("RGM"), together with one or more assistant managers, depending on the operating complexity and sales volume of the restaurant. In the U.S., the average restaurant has 25 to 30 employees, while internationally this figure can be significantly higher depending on the location and sales volume of the restaurant. Most of the employees work on a part-time basis. Each Concept issues detailed manuals, which may then be customized to meet local regulations and customs, covering all aspects of restaurant operations, including food handling and product preparation procedures, safety and quality issues, equipment maintenance, facility standards and accounting control procedures. The restaurant management teams are responsible for the day-to-day operation of each unit and for ensuring compliance with operating standards. CHAMPS – which stands for Cleanliness, Hospitality, Accuracy, Maintenance, Product Quality and Speed of Service – is our proprietary core systemwide program for training, measuring and rewarding employee performance against key customer measures. CHAMPS is intended to align the operating processes of our entire system around one set of standards. RGMs' efforts, including CHAMPS performance measures, are monitored by Area Coaches. Area Coaches typically work with approximately six to twelve restaurants. Various senior operators visit Concept-owned restaurants from time to time to help ensure adherence to system standards and mentor restaurant team members.

Supply and Distribution

The Company's Concepts, including Concept units operated by its franchisees, are substantial purchasers of a number of food and paper products, equipment and other restaurant supplies. The principal items purchased include chicken, cheese, beef and pork products, seafood, paper and packaging materials.

The Company is committed to conducting its business in an ethical, legal and socially responsible manner. All restaurants, regardless of their ownership structure or location, must adhere to strict food quality and safety standards. The guidelines are translated to local market requirements and regulations where appropriate and without compromising the standards. The Company has not experienced any significant continuous shortages of supplies, and alternative sources for most of these products are generally available. Prices paid for these supplies fluctuate. When prices increase, the Concepts may attempt to pass on such increases to their customers, although there is no assurance that this can be done practically.

U.S. Division. The Company, along with the representatives of the Company's KFC, Pizza Hut, Taco Bell, LJS and A&W franchisee groups, are members in the Unified FoodService Purchasing Co-op, LLC (the "Unified Co-op") which was created for the purpose of purchasing certain restaurant products and equipment in the U.S. The core mission of the Unified Co-op is to provide the lowest possible sustainable store-delivered prices for restaurant products and equipment. This arrangement combines the purchasing power of the Concept-owned and franchisee restaurants in the U.S. which the Company believes leverages the system's scale to drive cost savings and effectiveness in the purchasing function. The Company also believes that the Unified Co-op has resulted, and should continue to result, in closer alignment of interests and a stronger relationship with its franchisee community.

Most food products, paper and packaging supplies, and equipment used in restaurant operations are distributed to individual restaurant units by third party distribution companies. McLane Company, Inc. ("McLane") is the exclusive distributor for the majority of items used in Concept-owned restaurants in the U.S. and for a substantial number of franchisee and licensee stores. The Company entered into a new agreement with McLane effective January 1, 2011 relating to distribution to Concept-owned restaurants in the U.S. This agreement extends through December 31, 2016 and generally restricts Concept-owned restaurants from using alternative distributors in the U.S. for most products.

International and China Divisions. Outside of the U.S. we and our franchisees use decentralized sourcing and distribution systems involving many different global, regional, and local suppliers and distributors. In China, we work with approximately 500 suppliers and own the entire distribution system. In our YRI markets we have approximately 1,500 suppliers, including U.S.-based suppliers that export to many countries.

Trademarks and Patents

The Company and its Concepts own numerous registered trademarks and service marks. The Company believes that many of these marks, including its Kentucky Fried Chicken®, KFC®, Pizza Hut®, Taco Bell® and Long John Silver's® marks, have significant value and are materially important to its business. The Company's policy is to pursue registration of its important marks whenever feasible and to oppose vigorously any infringement of its marks. The Company also licenses certain A&W trademarks and service marks (the "A&W Marks"), which are owned by A&W Concentrate Company (formerly A&W Brands, Inc.). A&W Concentrate Company, which is not affiliated with the Company, has granted the Company an exclusive, worldwide (excluding Canada), perpetual, royalty-free license (with the right to sublicense) to use the A&W Marks for restaurant services.

The use of these marks by franchisees and licensees has been authorized in KFC, Pizza Hut, Taco Bell, LJS and A&W franchise and license agreements. Under current law and with proper use, the Company's rights in its marks can generally last indefinitely. The Company also has certain patents on restaurant equipment which, while valuable, are not material to its business.

Working Capital

Information about the Company's working capital is included in MD&A in Part II, Item 7, pages 25 through 59 and the Consolidated Statements of Cash Flows in Part II, Item 8, page 64.

Customers

The Company's business is not dependent upon a single customer or small group of customers.

Seasonal Operations

The Company does not consider its operations to be seasonal to any material degree.

Backlog Orders

Company restaurants have no backlog orders.

Government Contracts

No material portion of the Company's business is subject to renegotiation of-profits or termination of contracts or subcontracts at the election of the U.S. government.

Competition

The retail food industry, in which our Concepts compete, is made up of supermarkets, supercenters, warehouse stores, convenience stores, coffee shops, snack bars, delicatessens and restaurants (including the QSR segment), and is intensely competitive with respect to food quality, price, service, convenience, location and concept. The industry is often affected by changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power. Each of the Concepts competes with international, national and regional restaurant chains as well as locally-owned restaurants, not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees. Given the various types and vast number of competitors, our Concepts do not constitute a significant portion of the retail food industry in terms of number of system units or system sales, either on a worldwide or individual market basis.

Research and Development ("R&D")

The Company's subsidiaries operate R&D facilities in Louisville, Kentucky (KFC); Dallas, Texas (Pizza Hut and YRI); and Irvine, California (Taco Bell) and in several locations outside the U.S., including Shanghai, China. The Company expensed $33 million, $31 million and $34 million in 2010, 2009 and 2008, respectively, for R&D activities. From time to time, independent suppliers also conduct research and development activities for the benefit of the YUM system.

Environmental Matters

The Company is not aware of any federal, state or local environmental laws or regulations that will materially affect its earnings or competitive position, or result in material capital expenditures. However, the Company cannot predict the effect on its operations of possible future environmental legislation or regulations. During 2010, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Government Regulation

U.S. Division. The Company and its U.S. Division are subject to various federal, state and local laws affecting its business. Each of the Concepts' restaurants in the U.S. must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the state and/or municipality in which the restaurant is located. In addition, each Concept must comply with various state and federal laws that regulate the franchisor/franchisee relationship. To date, no Concept has been significantly affected by any difficulty, delay or failure to obtain required licenses or approvals.

The Company and each Concept are also subject to federal and state laws governing such matters as employment and pay practices, overtime, tip credits and working conditions. The bulk of the Concepts' employees are paid on an hourly basis at rates related to the federal and state minimum wages.

The Company and each Concept are also subject to federal and state child labor laws which, among other things, prohibit the use of certain "hazardous equipment" by employees younger than 18 years of age. Neither the Company nor any Concept has been materially adversely affected by such laws to date.

The Company and each Concept, as applicable, continue to monitor their facilities for compliance with the Americans with Disabilities Act ("ADA") in order to conform to its requirements. Under the ADA, the Company or the relevant Concept could be required to expend funds to modify its restaurants to better provide service to, or make reasonable accommodation for the employment of, disabled persons.

International and China Divisions. The Company's restaurants outside the U.S. are subject to national and local laws and regulations which are similar to those affecting U.S. restaurants, including laws and regulations concerning labor, health, sanitation and safety. The restaurants outside the U.S. are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment. International compliance with environmental requirements has not had a material adverse effect on the Company's results of operations, capital expenditures or competitive position.

Employees

As of year end 2010, the Company and its Concepts employed approximately 378,000 persons, approximately 86 percent of whom were part-time. Approximately 17 percent of these employees are employed in the U.S. The Company believes that it provides working conditions and compensation that compare favorably with those of its principal competitors. The majority of employees are paid on an hourly basis. Some non-U.S. employees are subject to labor council relationships that vary due to the diverse cultures in which the Company operates. The Company and its Concepts consider their employee relations to be good.

(d) Financial Information about Geographic Areas

Financial information about our significant geographic areas (U.S., International Division and China Division) is incorporated herein by reference from Selected Financial Data in Part II, Item 6, page 23; Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in Part II, Item 7, pages 25 through 59; and in the related Consolidated Financial Statements and footnotes in Part II, Item 8, pages 61 through 124.

(e) Available Information

The Company makes available through the Investor Relations section of its internet website at www.yum.com its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission. Our Corporate Governance Principles and our Code of Conduct are also located within this section of the website. The reference to the Company's website address does not constitute incorporation by reference of the information contained on the website and should not be considered part of this document. These documents, as well as our SEC filings, are available in print to any shareholder who requests a copy from our Investor Relations Department.

Item 1A. Risk Factors.

You should carefully review the risks described below as they identify important factors that could cause our actual results to differ materially from our forward-looking statements and historical trends.

Food safety and food-borne illness concerns may have an adverse effect on our business.

Food-borne illnesses, such as E. coli, hepatitis A, trichinosis or salmonella, and food safety issues have occurred in the past, and could occur in the future. Any report or publicity linking us or one of our Concept restaurants, including restaurants operated by our franchisees, to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our Concepts' brands and reputations as well as our revenues and profits. If customers of our Concepts or franchisees become ill from food-borne illnesses, we and our franchisees may temporarily close some restaurants. In addition, instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of competitors could adversely affect our sales as a result of negative publicity about the foodservice industry generally. Food-borne illness, food tampering and food contamination could also be caused by food suppliers or distributors and, as a result, could be out of our control. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain and/or lower margins for us and our franchisees.

Our China operations subject us to risks that could negatively affect our business.

A significant and growing portion of our restaurants are located in China. As a result, our financial results are increasingly dependent on our results in China, and our business is increasingly exposed to risks there. These risks include changes in economic conditions (including wage and commodity inflation, consumer spending and unemployment levels), tax rates and laws and consumer preferences, as well as changes in the regulatory environment and increased competition. In addition, our results of operations in China and the value of our Chinese assets are affected by fluctuations in currency exchange rates, which may adversely affect reported earnings. There can be no assurance as to the future effect of any such changes on our results of operations, financial condition or cash flows.

In addition, any significant or prolonged deterioration in U.S.-China relations could adversely affect our China business. Certain risks and uncertainties of doing business in China are solely within the control of the Chinese government, and Chinese law regulates the scope of our foreign investments and business conducted within China. There are also uncertainties regarding the interpretation and application of laws and regulations and the enforceability of intellectual property and contract rights in China. If we were unable to enforce our intellectual property or contract rights in China, our business would be adversely impacted.

Our other foreign operations subject us to risks that could negatively affect our business.

A significant portion of our Concepts' restaurants are operated in foreign countries and territories outside of the U.S. and China, and we intend to continue expansion of our international operations. As a result, our business is increasingly exposed to risks inherent in foreign operations. These risks, which can vary substantially by market, include political instability, corruption, social and ethnic unrest, changes in economic conditions (including wage and commodity inflation, consumer spending and unemployment levels), the regulatory environment, tax rates and laws and consumer preferences as well as changes in the laws and policies that govern foreign investment in countries where our restaurants are operated.

In addition, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates, which may adversely affect reported earnings. More specifically, an increase in the value of the United States Dollar relative to other currencies, such as the Australian Dollar, the British Pound, the Canadian Dollar and the Euro, could have an adverse effect on our reported earnings. There can be no assurance as to the future effect of any such changes on our results of operations, financial condition or cash flows.

We may not attain our target development goals and aggressive development could cannibalize existing sales.

Our growth strategy depends in large part on our ability to increase our net restaurant count in markets outside the United States, especially China. The successful development of new units will depend in large part on our ability and the ability of our franchisees to open new restaurants and to operate these restaurants on a profitable basis. We cannot guarantee that we, or our franchisees, will be able to achieve our expansion goals or that new restaurants will be operated profitably. Further, there is no assurance that any new restaurant will produce operating results similar to those of our existing restaurants. Other risks which could impact our ability to increase our net restaurant count include prevailing economic conditions and our, or our franchisees', ability to obtain suitable restaurant locations, obtain required permits and approvals in a timely manner and hire and train qualified personnel.

Our franchisees also frequently depend upon financing from banks and other financial institutions in order to construct and open new restaurants. If it becomes more difficult or expensive for our franchisees to obtain financing to develop new restaurants, our planned growth could slow and our future revenue and cash flows could be adversely impacted.

In addition, the new restaurants could impact the sales of our existing restaurants nearby. It is not our intention to open new restaurants that materially cannibalize the sales of our existing restaurants. However, as with most growing retail and restaurant operations, there can be no assurance that sales cannibalization will not occur or become more significant in the future as we increase our presence in existing markets over time.

Changes in commodity and other operating costs could adversely affect our results of operations.

Any increase in certain commodity prices, such as food, energy and supply costs, could adversely affect our operating results. Because our Concepts and their franchisees provide moderately priced food, our ability to pass along commodity price increases to our customers is limited. Significant increases in gasoline prices could also result in a decrease of customer traffic at our restaurants or the imposition of fuel surcharges by our distributors, each of which could adversely affect our business. Our operating expenses also include employee wages and benefits and insurance costs (including workers' compensation, general liability, property and health) which may increase over time.

Shortages or interruptions in the availability and delivery of food and other supplies may increase costs or reduce revenues.

We are dependent upon third parties to make frequent deliveries of food products and supplies that meet our specifications at competitive prices. Shortages or interruptions in the supply of food items and other supplies to our restaurants could adversely affect the availability, quality and cost of items we buy and the operations of our restaurants. Such shortages or disruptions could be caused by inclement weather, natural disasters such as floods, drought and hurricanes, increased demand, problems in production or distribution, the inability of our vendors to obtain credit, food safety warnings or advisories or the prospect of such pronouncements, or other conditions beyond our control. A shortage or interruption in the availability of certain food products or supplies could increase costs and limit the availability of products critical to restaurant operations. In addition, failure by a principal distributor for our Concepts and/or our franchisees to meet its service requirements could lead to a disruption of service or supply until a new distributor is engaged, and any disruption could have an adverse effect on our business.

Risks associated with the suppliers from whom our products are sourced and the safety of those products could adversely affect our financial performance.

The products sold by our Concepts and their franchisees are sourced from a wide variety of domestic and international suppliers. Political and economic instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our standards, product quality issues, inflation, and other factors relating to the suppliers and the countries in which they are located are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our financial performance.

Concerns regarding the safety of food ingredients or products that we source from our suppliers could cause customers to avoid purchasing certain products from us. Lost confidence on the part of our customers would be difficult and costly to reestablish.

Our operating results are closely tied to the success of our Concepts' franchisees.

A significant portion of our revenue consists of royalties from our franchisees. Because a significant and growing portion of our restaurants are run by franchisees, the success of our business is increasingly dependent upon the operational and financial success of our franchisees. While our franchise agreements set forth certain operational standards and guidelines, we have limited control over how our franchisees' businesses are run, and any significant inability of our franchisees to operate successfully could adversely affect our operating results through decreased royalty payments. For example, franchisees may not have access to the financial or management resources that they need to open or continue operating the restaurants contemplated by their franchise agreements with us. In addition, franchisees may not be able to find suitable sites on which to develop new restaurants or negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and government approvals or meet construction schedules.

If our franchisees incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, it could result in financial distress, including insolvency or bankruptcy. If a significant number of our franchisees become financially distressed, our operating results could be impacted through reduced or delayed royalty payments or increased rent obligations for leased properties on which we are contingently liable.

Our results and financial condition could be affected by the success of our refranchising program.

We are in the process of refranchising restaurants in the U.S., which could reduce the percentage of Company ownership of KFCs, Pizza Huts, and Taco Bells in the U.S. from approximately 15% at the end of 2010 to approximately 12% by the end of 2011. Our ability to execute this plan will depend on, among other things, whether we receive fair offers for these restaurants, whether we can find viable and suitable buyers and how quickly we can agree to terms with potential buyers. In addition, financing for restaurant purchases can be expensive or difficult to obtain. If buyers cannot obtain financing at attractive prices – or if they are unable to obtain financing at any price – our refranchising program could be delayed.

Once executed, the success of the refranchising program will depend on, among other things, buyers effectively operating these restaurants, the impact of contingent liabilities incurred in connection with refranchising, and whether the resulting ownership mix of Company-operated and franchisee-operated restaurants allows us to meet our financial objectives. In addition, refranchising activity could vary significantly from quarter-to-quarter and year-to-year and that volatility could impact our reported earnings.

We could be party to litigation that could adversely affect us by increasing our expenses or subjecting us to significant monetary damages and other remedies.

We are involved in a number of legal proceedings, which include consumer, employment, tort and other litigation. We are currently a defendant in cases containing class action allegations in which the plaintiffs have brought claims under federal and state wage and hour and other laws. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may not be accurately estimated. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert time and money away from our operations and hurt our performance. With respect to insured claims, a judgment for monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results.

In addition, the restaurant industry has been subject to claims that relate to the nutritional content of food products, as well as claims that the menus and practices of restaurant chains have led to the obesity of some customers. We may also be subject to this type of claim in the future and, even if we are not, publicity about these matters (particularly directed at the quick service and fast-casual segments of the industry) may harm our reputation and adversely affect our results.

Health concerns arising from outbreaks of viruses or other diseases may have an adverse effect on our business.

Asian and European countries have experienced outbreaks of Avian Flu, and some commentators have hypothesized that further outbreaks could occur and reach pandemic levels. Future outbreaks could adversely affect the price and availability of poultry and cause customers to eat less chicken. Widespread outbreaks could also affect our ability to attract and retain employees.

Furthermore, other viruses such as H1N1 or "swine flu" may be transmitted through human contact, and the risk of contracting viruses could cause employees or guests to avoid gathering in public places, which could adversely affect restaurant guest traffic or the ability to adequately staff restaurants. We could also be adversely affected if jurisdictions in which we have restaurants impose mandatory closures, seek voluntary closures or impose restrictions on operations of restaurants. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may affect our business.

Our success depends substantially on the value and perception of our brands.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brands and our customers' connection to our brands. Brand value is based in part on consumer perceptions on a variety of subjective qualities, and even isolated business incidents can erode brand value and consumer trust, particularly if the incidents receive considerable publicity or result in litigation. For example, our brands could be damaged by claims or perceptions about the quality of our products regardless of whether such claims or perceptions are accurate. Consumer demand for our products and our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our products, which would likely result in lower sales and, ultimately, profits.

Our business may be adversely impacted by general economic conditions.

Our results of operations are dependent upon discretionary spending by consumers, which may be affected by general economic conditions globally or in one or more of the markets we serve. Some of the factors that impact discretionary consumer spending include unemployment, disposable income and consumer confidence. These and other macroeconomic factors could have an adverse effect on our sales mix, profitability or development plans, which could harm our financial condition and operating results.

The impact of potentially limited credit availability on third party vendors such as our suppliers cannot be predicted. The inability of our suppliers to access financing, or the insolvency of suppliers, could lead to disruptions in our supply chain which could adversely impact our sales and financial condition.

Changes in governmental regulations may adversely affect our business operations.

Our Concepts and their franchisees are subject to numerous laws and regulations around the world. Our restaurants are subject to state and local licensing and regulation by health, sanitation, food, workplace safety, fire and other agencies. In addition, we face risks arising from compliance with and enforcement of increasingly complex federal and state immigration laws and regulations in the U.S.

We are also subject to the Americans with Disabilities Act in the U.S. and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. The expenses associated with any facilities modifications required by these laws could be material. Our operations in the U.S. are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, family leave mandates and a variety of similar state laws that govern these and other employment law matters. The compliance costs associated with these laws and evolving regulations could be substantial, and any failure or alleged failure to comply with these laws could lead to litigation, which could adversely affect our financial condition.

We also face risks from new or changing laws and regulations relating to nutritional content, nutritional labeling, product safety and menu labeling. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings. New or changing laws and regulations relating to union organizing rights and activities may impact our operations at the restaurant level and increase our cost of labor. In addition, we are subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud, and any failure or perceived failure to comply with those laws could harm our reputation or lead to litigation, which could adversely affect our financial condition.

We are also subject to increasing environmental regulations, which could result in increased taxation or future restrictions on or increases in costs associated with food and other restaurant supplies, transportation costs and utility costs, any of which could decrease our operating profits and/or necessitate future investments in our restaurant facilities and equipment to achieve compliance.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Our effective tax rate could increase, negatively impacting our results of operations and financial condition.

A significant percentage of our profits are earned outside the U.S. and taxed at lower rates than the U.S. statutory rates. If we were to experience an unforeseen decrease in our cash flows from our U.S. businesses or were unable to refinance future U.S. debt maturities we may be required to repatriate future international earnings to fund our U.S. cash needs. Such international earnings would be subject to U.S. tax at the point in time we did not believe they were permanently invested outside the U.S., which could cause our worldwide effective tax rate to increase.

Additionally, our federal, state and local tax returns are frequently the subject of audits by taxing authorities, and those audits may result in tax assessments and/or penalties. Although we believe our tax estimates are reasonable, if the IRS or other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. There can be no assurance that payment of such additional amounts upon final adjudication of any disputes will not have a material impact on our results of operations and financial position.

Failure to protect the integrity and security of individually identifiable data of our guests and employees could expose us to litigation and damage our reputation.

We receive and maintain certain personal information about our guests and employees. The use of this information by us is regulated by applicable law, as well as by certain third party contracts. If our security and information systems are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation, as well as our restaurant operations and results of operations and financial condition. Additionally, we could be subject to litigation or the imposition of penalties. As privacy and information security laws and regulations change, we may incur additional costs to ensure we remain in compliance.

The retail food industry in which we operate is highly competitive.

The retail food industry in which we operate is highly competitive with respect to price and quality of food products, new product development, price, advertising levels and promotional initiatives, customer service, reputation, restaurant location, and attractiveness and maintenance of properties. If consumer or dietary preferences change, or our restaurants are unable to compete successfully with other retail food outlets in new and existing markets, our business could be adversely affected. We also face growing competition as a result of convergence in grocery, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. In addition, in the retail food industry, labor is a primary operating cost component. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees, which could adversely impact our margins.

Item 1B. Unresolved Staff Comments.

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2010 fiscal year and that remain unresolved.

Item 2. Properties.

As of year end 2010, the Company's Concepts owned more than 1,200 units and leased land, building or both in more than 6,000 units worldwide. These units are further detailed as follows:

- The Company and its Concepts owned more than 900 units and leased land, building or both in more than 1,500 units in the U.S.
- The International Division owned more than 300 units and leased land, building or both in nearly 1,300 units.
- The China Division leased land, building or both in more than 3,200 units.

Concept restaurants in the U.S. which are not owned are generally leased for initial terms of 15 or 20 years and generally have renewal options; however, Pizza Hut delivery/carryout units in the U.S. generally are leased for significantly shorter initial terms with short renewal options. Company restaurants in the International Division which are not owned have initial lease terms and renewal options that vary by country. Company restaurants in the China Division are generally leased for initial terms of 10 to 15 years and generally do not have renewal options. Historically, the Company has either been able to renew its China Division leases or enter into competitive leases at replacement sites without significant impact on our operations, cash flows or capital resources. The Company currently has approximately 1,000 units worldwide that it leases or subleases to franchisees, principally in the U.S., U.K., Canada and Mexico.

The Pizza Hut and YRI corporate headquarters and a research facility in Dallas, Texas are owned by Pizza Hut. Taco Bell leases its corporate headquarters and research facility in Irvine, California. The KFC, LJS, A&W and YUM corporate headquarters and a research facility in Louisville, Kentucky are owned by YRI. In addition, YUM leases office facilities for certain support groups in Louisville, Kentucky. The China Division leases their corporate headquarters and research facilities in Shanghai, China. Additional information about the Company's properties is included in the Consolidated Financial Statements and footnotes in Part II, Item 8, pages 61 through 124.

The Company believes that its properties are generally in good operating condition and are suitable for the purposes for which they are being used.

Item 3. Legal Proceedings.

The Company is subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. The Company believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the Consolidated Financial Statements, is not likely to have a material adverse effect on the Company's annual results of operations, financial condition or cash flows. The following is a brief description of the more significant of the categories of lawsuits and other matters we face from time to time. Descriptions of specific claims and contingencies appear in Note 19, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8.

Franchising

A substantial number of the restaurants of each of the Concepts are franchised to independent businesses operating under arrangements with the Concepts. In the course of the franchise relationship, occasional disputes arise between the Company and its Concepts' franchisees relating to a broad range of subjects, including, without limitation, marketing, operational standards, quality, service, and cleanliness issues, grants, transfers or terminations of franchise rights, territorial disputes and delinquent payments.

Suppliers

The Company purchases food, paper, equipment and other restaurant supplies from numerous independent suppliers throughout the world. These suppliers are required to meet and maintain compliance with the Company's standards and specifications. On occasion, disputes arise between the Company and its suppliers on a number of issues, including, but not limited to, compliance with product specifications and terms of procurement and service requirements.

Employees

At any given time, the Company or its affiliates employ hundreds of thousands of persons, primarily in its restaurants. In addition, each year thousands of persons seek employment with the Company and its restaurants. From time to time, disputes arise regarding employee hiring, compensation, termination and promotion practices.

Like other retail employers, the Company has been faced in a few states with allegations of purported class-wide wage and hour, employee classification and other labor law violations.

Customers

The Company's restaurants serve a large and diverse cross-section of the public and in the course of serving so many people, disputes arise regarding products, service, accidents and other matters typical of large restaurant systems such as those of the Company.

Intellectual Property

The Company has registered trademarks and service marks, many of which are of material importance to the Company's business. From time to time, the Company may become involved in litigation to defend and protect its use and ownership of its registered marks.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of shareholders during the fourth quarter of 2010.

Executive Officers of the Registrant

The executive officers of the Company as of February 14, 2011, and their ages and current positions as of that date are as follows:

David C. Novak, 58, is Chairman of the Board, Chief Executive Officer and President of YUM. He has served in this position since January 2001.

Richard T. Carucci, 53, is Chief Financial Officer for YUM. He has served in this position since March 2005. From October 2004 to February 2005, he served as Senior Vice President, Finance and Chief Financial Officer – Designate of YUM.

Christian L. Campbell, 60, is Senior Vice President, General Counsel, Secretary and Chief Franchise Policy Officer for YUM. He has served as Senior Vice President, General Counsel and Secretary since September 1997 and Chief Franchise Policy Officer since January 2003.

Jonathan D. Blum, 52, is Senior Vice President and Chief Public Affairs Officer for YUM. He has served in this position since July 1997.

Anne P. Byerlein, 52, is Chief People Officer for YUM. She has served in this position since December 2002.

Ted F. Knopf, 59, is Senior Vice President Finance and Corporate Controller of YUM. He has served in this position since April 2005. From September 2001 to April 2005, Mr. Knopf served as Vice President of Corporate Planning and Strategy of YUM.

Emil J. Brolick, 63, is Chief Operating Officer for YUM and President of LJS/A&W. He has served as Chief Operating Officer since June 2008 and as President of LJS/A&W since January 2010. Prior to being named Chief Operating Officer, he served as President of U.S. Brand Building, a position he held from December 2006 to June 2008. He served as President and Chief Concept Officer of Taco Bell, a position he held from July 2000 to November 2006.

Scott O. Bergren, 64, is Chief Executive Officer Pizza Hut U.S. and YUM Innovation. He has served in this position since February 2011. Prior to this position, Mr. Bergren served as President and Chief Concept Officer of Pizza Hut, a position he held beginning in November 2006. Mr. Bergren served as Chief Marketing Officer of KFC and YUM from August 2003 to November 2006.

Greg Creed, 53, is Chief Executive Officer Taco Bell. He has served in this position since February 2011. Prior to this position, Mr. Creed served as President and Chief Concept Officer of Taco Bell, a position he held beginning in December 2006. Mr. Creed served as Chief Operating Officer of YUM from December 2005 to November 2006.

Roger Eaton, 50, is Chief Executive Officer KFC U.S. and YUM Operational Excellence. He has served in this position since February 2011. Prior to this position, Mr. Eaton served as President and Chief Concept Officer of KFC, a position he held since June 2008. Mr. Eaton served as Chief Operating and Development Officer of YUM from April 2008 to June 2008 and as Chief Operating and Development Officer – Designate from January 2008 until April 2008. From 2000 until January 2008, he was Senior Vice President/Managing Director of YUM Restaurants International South Pacific.

Jing-Shyh S. Su, 58, is Vice-Chairman of the Board of YUM and Chairman and Chief Executive Officer of YUM Restaurants China. He has served in this position since May 2010. He has served as Vice-Chairman of the Board of YUM since March 2008, and he served as President of YUM Restaurants China from 1997 to May 2010.

Graham D. Allan, 55, is the Chief Executive Officer of YRI. He has served in this position since May 2010. Prior to this position, he served as President of YRI from November 2003 to May 2010. Immediately prior to this position he served as Executive Vice President of YRI.

Muktesh Pant, 56, is President of YRI and President of Global Branding for YUM. He has served as President of YRI since May 2010 and as President of Global Brand Building for YUM since February 2009. He served as the Chief Marketing Officer of YRI from July 2005 to May 2010. Mr. Pant was the Global Chief Concept Officer—YUM and President of Taco Bell International from February 2008 to January 2009. From December 2006 to January 2008 he was the Chief Concept Officer of Taco Bell International. Prior to joining YUM, Mr. Pant was the owner and operator of Patanjali Corp., from March 2004 to February 2005.

Executive officers are elected by and serve at the discretion of the Board of Directors.

Form 10-K

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's Common Stock trades under the symbol YUM and is listed on the New York Stock Exchange ("NYSE"). The following sets forth the high and low NYSE composite closing sale prices by quarter for the Company's Common Stock and dividends per common share.

2010				
Quarter	High	Low	Dividends Declared	Dividends Paid
First	$ 38.64	$ 32.72	$ 0.21	$ 0.21
Second	43.94	37.92	0.21	0.21
Third	44.35	38.53	—	0.21
Fourth	51.90	43.85	0.50	0.25

2009				
Quarter	High	Low	Dividends Declared	Dividends Paid
First	$ 32.87	$ 23.47	$ —	$ 0.19
Second	36.64	27.48	0.38	0.19
Third	36.56	32.57	—	0.19
Fourth	36.06	32.50	0.42	0.21

In 2010, the Company declared two cash dividends of $0.21 per share and two cash dividends of $0.25 per share of Common Stock, one of which had a distribution date of February 4, 2011. In 2009, the Company declared two cash dividends of $0.19 per share and two cash dividends of $0.21 per share of Common Stock, one of which was paid in 2010. The Company is targeting an annual dividend payout ratio of 35% to 40% of net income.

As of February 9, 2011, there were approximately 72,000 registered holders of record of the Company's Common Stock.

The Company had no sales of unregistered securities during 2010, 2009 or 2008.

Issuer Purchases of Equity Securities

The following table provides information as of December 25, 2010 with respect to shares of Common Stock repurchased by the Company during the quarter then ended:

Fiscal Periods	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
Period 10 9/5/10 – 10/2/10	—	$ —	—	$ 300,000,000
Period 11 10/3/10 – 10/30/10	29,700	$ 46.99	29,700	$ 298,604,421
Period 12 10/31/10 – 11/27/10	—	$ —	—	$ 298,604,421
Period 13 11/28/10 – 12/25/10	2,130,913	$ 49.75	2,130,193	$ 192,600,037
Total	2,160,613	$ 49.71	2,160,613	$ 192,600,037

In March 2010, our Board of Directors authorized additional share repurchases through March 2011, of up to $300 million (excluding applicable transaction fees) of our outstanding Common Stock. For the quarter ended December 25, 2010, all share repurchases were made pursuant to this authorization.

In January 2011, our Board of Directors authorized additional share repurchases through July 2012, of up to $750 million (excluding applicable transaction fees) of our outstanding Common Stock.

Form 10-K

Stock Performance Graph

This graph compares the cumulative total return of our Common Stock to the cumulative total return of the S&P 500 Stock Index and the S&P 500 Consumer Discretionary Sector, a peer group that includes YUM, for the period from December 30, 2005 to December 23, 2010, the last trading day of our 2010 fiscal year. The graph assumes that the value of the investment in our Common Stock and each index was $100 at December 30, 2005 and that all dividends were reinvested.



YUM!
S&P 500
S&P 500 Consumer Discretionary
$250
$200
$150
$100
$50

	12/30/05	12/29/06	12/28/07	12/26/08	12/24/09	12/23/10
YUM!	$ 100	$ 127	$ 169	$ 135	$ 162	$ 232
S&P 500	$ 100	$ 116	$ 123	$ 74	$ 98	$ 112
S&P Consumer Discretionary	$ 100	$ 119	$ 103	$ 66	$ 98	$ 124

Form 10-K

Item 6. Selected Financial Data.

Selected Financial Data
YUM! Brands, Inc. and Subsidiaries
(in millions, except per share and unit amounts)

	Fiscal Year				
	2010	2009	2008	2007	2006
Summary of Operations					
Revenues					
Company sales	$ 9,783	$ 9,413	$ 9,843	$ 9,100	$ 8,365
Franchise and license fees and income	1,560	1,423	1,461	1,335	1,196
Total	11,343	10,836	11,304	10,435	9,561
Closures and impairment income (expenses)[(a)]	(47)	(103)	(43)	(35)	(59)
Refranchising gain (loss)[(b)]	(63)	26	5	11	24
Operating Profit[(c)]	1,769	1,590	1,517	1,357	1,262
Interest expense, net	175	194	226	166	154
Income before income taxes	1,594	1,396	1,291	1,191	1,108
Net Income – including noncontrolling interest	1,178	1,083	972	909	824
Net Income – YUM! Brands, Inc.	1,158	1,071	964	909	824
Basic earnings per common share[(d)]	2.44	2.28	2.03	1.74	1.51
Diluted earnings per common share[(d)]	2.38	2.22	1.96	1.68	1.46
Diluted earnings per common share before special items[(e)]	2.53	2.17	1.91	1.68	1.46
Cash Flow Data					
Provided by operating activities	$ 1,968	$ 1,404	$ 1,521	$ 1,551	$ 1,257
Capital spending, excluding acquisitions	796	797	935	726	572
Proceeds from refranchising of restaurants	265	194	266	117	257
Repurchase shares of Common Stock	371	—	1,628	1,410	983
Dividends paid on Common Stock	412	362	322	273	144
Balance Sheet					
Total assets	$ 8,316	$ 7,148	$ 6,527	$ 7,188	$ 6,368
Long-term debt	2,915	3,207	3,564	2,924	2,045
Total debt	3,588	3,266	3,589	3,212	2,272
Other Data					
Number of stores at year end					
Company	7,271	7,666	7,568	7,625	7,736
Unconsolidated Affiliates	525	469	645	1,314	1,206
Franchisees	27,852	26,745	25,911	24,297	23,516
Licensees	2,187	2,200	2,168	2,109	2,137
System	37,835	37,080	36,292	35,345	34,595
China Division system sales growth[(f)]					
Reported	18%	11%	33%	34%	31%
Local currency[(g)]	17%	10%	22%	28%	29%
YRI system sales growth[(f)]					
Reported	10%	(4%)	10%	15%	7%
Local currency[(g)]	4%	5%	8%	10%	7%
U.S. same store sales growth[(f)]	1%	(5%)	2%	—	1%
Shares outstanding at year end[(d)]	469	469	459	499	530
Cash dividends declared per Common Stock[(d)]	$ 0.92	$ 0.80	$ 0.72	$ 0.45	$ 0.43
Market price per share at year end [(d)]	$ 49.66	$ 35.38	$ 30.28	$ 38.54	$ 29.40

Fiscal years 2010, 2009, 2008, 2007 and 2006 all include 52 weeks.

The selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.

(a) Fiscal year 2009 included non-cash charges of $26 million and $12 million to write-off goodwill related to our LJS/A&W U.S. and Pizza Hut South Korea businesses, respectively. See Note 4 to the Consolidated Financial Statements for a description of our store closures and store impairment expenses in 2010, 2009 and 2008. Additionally, see Note 9 describing our goodwill impairment expense recognized in 2009.

(b) Fiscal year 2010 included U.S. refranchising losses of $18 million, a loss upon refranchising our Mexico market of $52 million and a loss upon refranchising our Taiwan market of $7 million. Fiscal year 2009 included U.S. refranchising gains of $34 million and a loss of $10 million as a result of our decision to offer to refranchise our Taiwan market. These items are discussed further within our MD&A.

(c) Fiscal year 2010 included a loss of $18 million related to U.S. business transformation measures, including the 2010 U.S. refranchising losses, and the 2010 Mexico and Taiwan refranchising losses described in (b). Fiscal year 2009 included a gain of $68 million related to the consolidation of a former unconsolidated affiliate in China, a loss of $40 million related to U.S. business transformation measures, including the $26 million goodwill charge described in (a) and the 2009 U.S. refranchising gains described in (b), and the 2009 Taiwan refranchising loss described in (b). Fiscal year 2008 included a gain of $100 million related to the sale of our interest in our unconsolidated affiliate in Japan and a loss of $61 million related to U.S. business transformation measures. These items are discussed further within our MD&A.

(d) Adjusted for the two for one stock split on June 26, 2007.

(e) In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") throughout this document, the Company has provided non-GAAP measurements which present operating results on a basis before Special Items. The Company uses earnings before Special Items as a key performance measure of results of operations for the purpose of evaluating performance internally. This non-GAAP measurement is not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of earnings before Special Items provides additional information to investors to facilitate the comparison of past and present operations, excluding items that the Company does not believe are indicative of our ongoing operations due to their size and/or nature. The gains and charges described in (c), above, are considered Special Items. The 2010, 2009 and 2008 Special Items are discussed in further detail within the MD&A.

(f) System sales growth includes the results of all restaurants regardless of ownership, including Company owned, franchise, unconsolidated affiliate and license restaurants. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurant sales are not included in Company sales on the Consolidated Statements of Income; however, the franchise and license fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all our revenue drivers, Company and franchise same store sales as well as net unit development. Same store sales growth includes the results of all restaurants that have been open one year or more.

(g) Local currency represents the percentage change excluding the impact of foreign currency translation. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the foreign currency translation impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction and Overview

The following Management's Discussion and Analysis ("MD&A"), should be read in conjunction with the Consolidated Financial Statements on pages 61 through 66 ("Financial Statements") and the Forward-Looking Statements on page 2 and the Risk Factors set forth in Item 1A. Throughout the MD&A, YUM! Brands, Inc. ("YUM" or the "Company") makes reference to certain performance measures as described below.

- The Company provides the percentage changes excluding the impact of foreign currency translation ("FX" or "Forex"). These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the foreign currency translation impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

- System sales growth includes the results of all restaurants regardless of ownership, including Company-owned, franchise, unconsolidated affiliate and license restaurants. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurant sales are not included in Company sales on the Consolidated Statements of Income; however, the franchise and license fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all of our revenue drivers, Company and franchise same store sales as well as net unit development.

- Same store sales is the estimated growth in sales of all restaurants that have been open one year or more.

- Company restaurant profit is defined as Company sales less expenses incurred directly by our Company restaurants in generating Company sales. Company restaurant margin as a percentage of sales is defined as Company restaurant profit divided by Company sales.

- Operating margin is defined as Operating Profit divided by Total revenue.

All Note references herein refer to the Notes to the Financial Statements on pages 67 through 124. Tabular amounts are displayed in millions except per share and unit count amounts, or as otherwise specifically identified.

Description of Business

YUM is the world's largest restaurant company in terms of system restaurants with over 37,000 restaurants in more than 110 countries and territories operating under the KFC, Pizza Hut, Taco Bell, Long John Silver's or A&W All-American Food Restaurants brands. Four of the Company's restaurant brands – KFC, Pizza Hut, Taco Bell and Long John Silver's – are the global leaders in the chicken, pizza, Mexican-style food and quick-service seafood categories, respectively. Of the over 37,000 restaurants, 19% are operated by the Company, 75% are operated by franchisees and unconsolidated affiliates and 6% are operated by licensees.

YUM's business consists of three reporting segments: United States, YUM Restaurants International ("YRI" or "International Division") and the China Division. The China Division includes only mainland China ("China") and YRI includes the remainder of our international operations. The China Division, YRI and Taco Bell-U.S. now represent over 85% of the Company's operating profits, excluding Corporate and unallocated income and expenses.

Segment Reporting Change

At the beginning of 2010 we began reporting information for our Thailand and KFC Taiwan businesses within our International Division as a result of changes to our management reporting structure. These businesses now report to the President of YRI, whereas previously they reported to the President of our China Division. While this reporting change did not impact our consolidated results, segment information for previous periods has been restated to be consistent with the current period presentation.

The following table summarizes the 2009 and 2008 increases to selected line items within the YRI segment as a result of these segment reporting changes (with equal and offsetting decreases impacting the China Division):

	2009	2008
Company sales	$ 270	$ 282
Company restaurant expenses	244	254
Operating Profit	6	9

Strategies

The Company continues to focus on four key strategies:

Build Leading Brands in China in Every Significant Category – The Company has developed the KFC and Pizza Hut brands into the leading quick service and casual dining restaurants, respectively, in mainland China. Additionally, the Company owns and operates the distribution system for its restaurants in mainland China which we believe provides a significant competitive advantage. Given this strong competitive position, a growing economy and a population of 1.3 billion in mainland China, the Company is rapidly adding KFC and Pizza Hut Casual Dining restaurants and testing the additional restaurant concepts of Pizza Hut Home Service (pizza delivery) and East Dawning (Chinese food). Our ongoing earnings growth model in China includes double digit unit growth, same store sales growth of at least 4% and leverage of our General and Administrative ("G&A") infrastructure, which we expect to drive Operating Profit growth of 15%.

Drive Aggressive International Expansion and Build Strong Brands Everywhere – The Company and its franchisees opened nearly 900 new restaurants in 2010 in the Company's International Division, representing 11 straight years of opening over 700 restaurants, and YRI is one of the leading international retail developers in terms of units opened. The Company expects to continue to experience strong growth by building out existing markets and growing in new markets including France, Russia and India. The International Division's Operating Profit has experienced an 8 year compound annual growth rate of 11%. Our ongoing earnings growth model for YRI includes Operating Profit growth of 10% driven by 3-4% net unit growth, at least 2-3% same store sales growth, modest margin improvement and leverage of our G&A infrastructure.

Dramatically Improve U.S. Brand Positions, Consistency and Returns – The Company continues to focus on improving its U.S. position through differentiated products and marketing and an improved customer experience. The Company also strives to provide industry leading new product innovation which adds sales layers and expands day parts. We continue to evaluate our returns and ownership positions with an earn the right to own philosophy on Company owned restaurants. Our ongoing earnings growth model calls for Operating Profit growth of 5% in the U.S. As we near completion of our refranchising program in 2011, the Taco Bell operating segment will become an increasingly larger component of U.S. ongoing earnings growth. The U.S. ongoing earnings growth model includes Taco Bell Operating Profit growth of 6% driven by modest unit growth, same store sales growth of 3% and leverage of our G&A infrastructure.

Drive Industry-Leading, Long-Term Shareholder and Franchisee Value – The Company is focused on delivering high returns and returning substantial cash flows to its shareholders via dividends and share repurchases. The Company has one of the highest returns on invested capital in the Quick Service Restaurants ("QSR") industry. The Company's dividend and share repurchase programs have returned over $1.6 billion and $6 billion to shareholders, respectively, since 2004. The Company is targeting an annual dividend payout ratio of 35% to 40% of net income and has increased the quarterly dividend each year since inception in 2004. Shares are repurchased opportunistically as part of our regular capital structure decisions.

The ongoing earnings growth rates referenced above represent our average annual expectations for the foreseeable future. Details of our 2011 Guidance by division as presented on December 8, 2010 can be found online at http://www.yum.com.

2010 Highlights

- Worldwide system sales grew 4%, prior to foreign currency translation, including 17% in China, 4% in YRI and 2% in the U.S.
- Same store sales grew 6% in China and 1% in the U.S. Same store sales were flat in YRI.
- International development continued at a strong pace with 1,391 new restaurants including 507 new units in China and 884 new units in YRI.
- Worldwide restaurant margin increased 1.3 percentage points to 17.0% including improvement in China, YRI, and the U.S.
- Worldwide operating profit grew 15%, prior to foreign currency translation, including 26% in China, 11% in YRI, and 3% in the U.S.
- Increased the quarterly dividend by 19% in the third quarter and repurchased 9.8 million shares totaling $390 million at an average price of $40 over the course of the year.

All preceding comparisons are versus the same period a year ago and exclude the impact of Special Items. See the Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results section of this MD&A for a description of Special Items.

Results of Operations

	Amount			% B/(W)	
	2010	2009	2008	2010	2009
Company sales	$ 9,783	$ 9,413	$ 9,843	4	(4)
Franchise and license fees and income	1,560	1,423	1,461	10	(3)
Total revenues	$ 11,343	$ 10,836	$ 11,304	5	(4)
Company restaurant profit	$ 1,663	$ 1,479	$ 1,378	12	7
% of Company sales	17.0%	15.7%	14.0%	1.3 ppts.	1.7 ppts.
Operating Profit	$ 1,769	$ 1,590	$ 1,517	11	5
Interest expense, net	175	194	226	9	14
Income tax provision	416	313	319	(33)	2
Net Income – including noncontrolling interest	1,178	1,083	972	9	11
Net Income – noncontrolling interest	20	12	8	(60)	(51)
Net Income – YUM! Brands, Inc.	$ 1,158	$ 1,071	$ 964	8	11
Diluted EPS[(a)]	$ 2.38	$ 2.22	$ 1.96	7	13
Diluted EPS before Special Items[(a)]	$ 2.53	$ 2.17	$ 1.91	17	13
Effective tax rate	26.1%	22.4%	24.7%		

(a) See Note 3 for the number of shares used in these calculations.

Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results

Special Items

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") above and throughout this document, the Company has provided non-GAAP measurements which present operating results in 2010, 2009 and 2008 on a basis before Special Items. Included in Special Items are the impact of measures we took to transform our U.S. business ("the U.S. business transformation measures") including: the U.S. refranchising gain (loss), the depreciation reduction arising from the impairment of KFC restaurants we offered to sell in 2010, charges relating to U.S. G&A productivity initiatives and realignment of resources, investments in our U.S. Brands and a 2009 U.S. Goodwill impairment charge. Special items also include losses recognized in 2010 and 2009 as a result of our decision to refranchise our equity markets in Mexico and Taiwan, the 2009 gain upon our acquisition of additional ownership in, and consolidation of, the operating entity that owns the KFCs in Shanghai, China, and the 2008 gain on the sale of our minority interest in our Japan unconsolidated affiliate. These amounts are further described below.

The Company uses earnings before Special Items as a key performance measure of results of operations for the purpose of evaluating performance internally and Special Items are not included in our China Division, YRI or U.S. segment results. This non-GAAP measurement is not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of earnings before Special Items provides additional information to investors to facilitate the comparison of past and present operations, excluding items in 2010, 2009 and 2008 that the Company does not believe are indicative of our ongoing operations due to their size and/or nature.

	Year		
	12/25/10	12/26/09	12/27/08
Detail of Special Items			
U.S. Refranchising gain (loss)	$ (18)	$ 34	$ (5)
Long John Silver's/A&W U.S. Goodwill impairment charge	—	(26)	—
Charges relating to U.S. G&A productivity initiatives and realignment of resources	(9)	(16)	(49)
Investments in our U.S. Brands	—	(32)	(7)
Gain upon consolidation of a former unconsolidated affiliate in China	—	68	—
Losses as a result of refranchising equity markets outside the U.S.	(59)	(10)	—
Depreciation reduction from KFC restaurants impaired upon offer to sell	9	—	—
Gain upon the sale of our interest in our Japan unconsolidated affiliate	—	—	100
Total Special Items Income (Expense)	(77)	18	39
Tax Benefit (Expense) on Special Items[(a)]	7	5	(14)
Special Items Income (Expense), net of tax	$ (70)	$ 23	$ 25
Average diluted shares outstanding	486	483	491
Special Items diluted EPS	$ (0.15)	$ 0.05	$ 0.05
Reconciliation of Operating Profit Before Special Items to Reported Operating Profit			
Operating Profit before Special Items	$ 1,846	$ 1,572	$ 1,478
Special Items Income (Expense)	(77)	18	39
Reported Operating Profit	$ 1,769	$ 1,590	$ 1,517
Reconciliation of EPS Before Special Items to Reported EPS			
Diluted EPS before Special Items	$ 2.53	$ 2.17	$ 1.91
Special Items EPS	(0.15)	0.05	0.05
Reported EPS	$ 2.38	$ 2.22	$ 1.96
Reconciliation of Effective Tax Rate Before Special Items to Reported Effective Tax Rate			
Effective Tax Rate before Special Items	25.3%	23.1%	24.3%
Impact on Tax Rate as a result of Special Items[(a)]	0.8%	(0.7)%	0.4%
Reported Effective Tax Rate	26.1%	22.4%	24.7%

(a) The tax benefit (expense) was determined based upon the impact of the nature, as well as the jurisdiction of the respective individual components within Special Items.

U.S. Business Transformation Measures

The U.S. business transformation measures in 2010, 2009 and 2008 included: expansion of our U.S. refranchising; a reduced emphasis on multi-branding as a long-term growth strategy; G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs); and investments in our U.S. Brands made on behalf of our franchisees such as equipment purchases. We do not believe these measures are indicative of our ongoing operations and are not including the impacts of these U.S. business transformation measures in our U.S. segment for performance reporting purposes.

In the years ended December 25, 2010 and December 27, 2008, we recorded pre-tax losses of $18 million and $5 million from refranchising in the U.S., respectively. In the year ended December 26, 2009, we recorded a pre-tax refranchising gain of $34 million in the U.S. The loss recorded in the year ended December 25, 2010 is the net result of gains from 404 restaurants sold and non-cash impairment charges related to our offers to refranchise restaurants in the U.S., principally a substantial portion of our Company operated KFC restaurants. The non-cash impairment charges related to our offers to refranchise a substantial portion of our Company operated KFC restaurants in the U.S., which were mostly recorded in the first quarter of 2010, decreased depreciation expense versus what would have otherwise been recorded by $9 million in the year ended December 25, 2010. This depreciation reduction was recorded as a Special Item, resulting in depreciation expense in the U.S. segment results continuing to be recorded at the rate at which it was prior to the impairment charge being recorded for these restaurants. The refranchising gains and losses are more fully discussed in Note 4 and the Store Portfolio Strategy Section of the MD&A.

In connection with our G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs) we recorded pre-tax charges of $9 million, $16 million and $49 million in the years ended December 25, 2010, December 26, 2009 and December 27, 2008, respectively. We realized a $65 million decline in our U.S. G&A expenses in the year ended December 26, 2009 driven by the U.S. productivity initiatives and realignment of resource measures we took in 2008 and 2009.

As a result of a decline in future profit expectations for our LJS and A&W U.S. businesses due in part to the impact of a reduced emphasis on multi-branding, we recorded a non-cash charge of $26 million in Closures and impairment expenses, which resulted in no related income tax benefit, in the fourth quarter of 2009 to write-off goodwill associated with these businesses.

Additionally, the Company recognized a reduction to Franchise and license fees and income of $32 million, pre-tax, in the year ended December 26, 2009, related to investments in our U.S. Brands. These investments reflect our reimbursements to KFC franchisees for installation costs of ovens for the national launch of Kentucky Grilled Chicken. The reimbursements were recorded as a reduction to Franchise and license fees and income as we would not have provided the reimbursements absent the ongoing franchisee relationship. In the year ended December 27, 2008, the Company recognized pre-tax expense of $7 million related to investments in our U.S. Brands in Franchise and license expenses.

Refranchising of Equity Markets Outside the U.S.

In the fourth quarter of 2010 we recorded a $52 million loss on the refranchising of our Mexico equity market as we sold all of our company operated restaurants, comprised of 222 KFCs and 123 Pizza Huts, to an existing Latin American franchise partner. The buyer will also serve as the master franchisee for Mexico which had 102 KFCs and 53 Pizza Hut franchise restaurants at the time of the transaction. The write off of goodwill included in this loss was minimal as our Mexico reporting unit includes an insignificant amount of goodwill. This loss did not result in any related income tax benefit and was not allocated to any segment for performance reporting purposes.

During the year ended December 26, 2009 we recognized a non-cash $10 million refranchising loss as a result of our decision to offer to refranchise our KFC Taiwan equity market. During the year ended December 25, 2010 we refranchised all of our remaining company restaurants in Taiwan, which consisted of 124 KFCs. We included in our December 25, 2010 financial statements a non-cash write-off of $7 million of goodwill in determining the loss on refranchising of Taiwan. Neither of these losses resulted in a related income tax benefit, and neither loss was allocated to any segment for performance reporting purposes. The amount of goodwill write-off was based on the relative fair values of the Taiwan business disposed of and the portion of the business that was retained. The fair value of the business disposed of was determined by reference to the discounted value of the future cash flows expected to be generated by the restaurants and retained by the franchisee, which include a deduction for the anticipated royalties the franchisee will pay the Company associated with the franchise agreement entered into in connection with this refranchising transaction. The fair value of the Taiwan business retained consists of expected, net cash flows to be derived from royalties from franchisees, including the royalties associated with the franchise agreement entered into in connection with this refranchising transaction. We believe the terms of the franchise agreement entered into in connection with the Taiwan refranchising are substantially consistent with market. The remaining carrying value of goodwill related to our Taiwan business of $30 million, after the aforementioned write-off, was determined not to be impaired as the fair value of the Taiwan reporting unit exceeded its carrying amount.

Consolidation of a Former Unconsolidated Affiliate in Shanghai, China

On May 4, 2009 we acquired an additional 7% ownership in the entity that operates more than 200 KFCs in Shanghai, China for $12 million, increasing our ownership to 58%. Prior to our acquisition of this additional interest, this entity was accounted for as an unconsolidated affiliate under the equity method of accounting. Concurrent with the acquisition we received additional rights in the governance of the entity and thus we began consolidating the entity upon acquisition. As required by GAAP, we remeasured our previously held 51% ownership in the entity, which had a recorded value of $17 million at the date of acquisition at fair value and recognized a gain of $68 million accordingly. This gain, which resulted in no related income tax expense, was recorded in Other (income) expense in our Consolidated Statements of Income in 2009 and was not allocated to any segment for performance reporting purposes.

Under the equity method of accounting, we previously reported our 51% share of the net income of the unconsolidated affiliate (after interest expense and income taxes) as Other (income) expense in the Consolidated Statements of Income. We also recorded a franchise fee for the royalty received from the stores owned by the unconsolidated affiliate. Subsequent to the date of the acquisition, we reported the results of operations for the entity in the appropriate line items of our Consolidated Statements of Income. We no longer recorded franchise fee income for these restaurants nor did we report Other (income) expense as we did under the equity method of accounting. Net income attributable to our partner's ownership percentage is recorded as Net Income-noncontrolling interest within our Consolidated Statements of Income. For the year ended December 25, 2010 the consolidation of the existing restaurants upon acquisition increased Company sales by $98 million, decreased Franchise and license fees and income by $6 million and positively impacted Operating Profit by $3 million. For the year ended December 26, 2009 the consolidation of the existing restaurants upon acquisition increased Company sales by $192 million; decreased Franchise and license fees and income by $12 million and positively impacted Operating Profit by $4 million. The impact on Net Income – YUM! Brands, Inc. was not significant to the years ended December 25, 2010 and December 26, 2009.

Sale of our Interest in our Unconsolidated Affiliate in Japan

During the year ended December 27, 2008 we recorded a pre-tax gain of approximately $100 million related to the sale of our interest in our unconsolidated affiliate in Japan (See Note 4 for further discussion of this transaction). This gain was recorded in Other (income) expense in our Consolidated Statement of Income and was not allocated to any segment for performance reporting purposes.

Russia Acquisition

On July 1, 2010, we completed the exercise of our option with our Russian partner to purchase their interest in the co-branded Rostik's-KFC restaurants across Russia and the Commonwealth of Independent States. As a result, we acquired company ownership of 50 restaurants and gained full rights and responsibilities as franchisor of 81 restaurants, which our partner previously managed as master franchisee. Upon exercise of our option, we paid cash of $56 million, net of settlement of a long-term note receivable of $11 million, and assumed long-term debt of $10 million. The remaining balance of the purchase price, anticipated to be $11 million, will be paid in cash in July 2012. As a result of our preliminary purchase price allocation for this acquisition, our Consolidated Balance Sheet includes $36 million of goodwill and $36 million of identifiable intangibles at December 25, 2010. The impact of consolidating this business on all line items within our Consolidated Statement of Income was insignificant for the year ended December 25, 2010.

Pizza Hut South Korea Goodwill Impairment

As a result of a decline in future profit expectations for our Pizza Hut South Korea market we recorded a goodwill impairment charge of $12 million for this market during 2009. This charge was recorded in Closure and impairment (income) expenses in our Consolidated Statement of Income and was allocated to our International Division for performance reporting purposes.

Store Portfolio Strategy

From time to time we sell Company restaurants to existing and new franchisees where geographic synergies can be obtained or where franchisees' expertise can generally be leveraged to improve our overall operating performance, while retaining Company ownership of strategic U.S. and international markets in which we choose to continue investing capital. In the U.S., we are targeting Company ownership of KFC, Pizza Hut and Taco Bell restaurants of about 12%, down from its current level of 15%. This U.S. target ownership percentage no longer considers the impact of LJS and A&W restaurants, both of which are completely franchise operated, as we are pursuing a sale of these brands. Consistent with this strategy, 404, 541 and 700 Company restaurants in the U.S. were sold to franchisees in the years ended December 25, 2010, December 26, 2009 and December 27, 2008, respectively, and at December 25, 2010 we have offered for refranchising approximately 550 KFCs in the U.S. During 2010, we also executed refranchising of all Company owned KFCs and Pizza Huts in Mexico (345 restaurants) and KFCs in Taiwan (124 restaurants).

Refranchisings reduce our reported revenues and restaurant profits and increase the importance of system sales growth as a key performance measure. Additionally, G&A expenses will decline over time as a result of these refranchising activities. The timing of G&A declines will vary and often lag the actual refranchising activities as the synergies are typically dependent upon the size and geography of the respective deals. G&A expenses included in the tables below reflect only direct G&A that we no longer incurred as a result of stores that were operated by us for all or some portion of the respective previous year and were no longer operated by us as of the last day of the respective current year.

The following table summarizes our worldwide refranchising activities:

	2010	2009	2008
Number of units refranchised	949	613	775
Refranchising proceeds, pre-tax	$ 265	$ 194	$ 266
Refranchising (gain) loss, pre-tax	$ 63	$ (26)	$ (5)

The impact on Operating Profit arising from refranchising is the net of (a) the estimated reductions in restaurant profit, which reflects the decrease in Company sales, and G&A expenses and (b) the increase in franchise fees from the restaurants that have been refranchised. The tables presented below reflect the impacts on Total revenues and on Operating Profit from stores that were operated by us for all or some portion of the respective previous year and were no longer operated by us as of the last day of the respective current year. In these tables, Decreased Company sales and Decreased Restaurant profit represents the amount of sales or restaurant profit earned by the refranchised restaurants during the period we owned them in the prior year but did not own them in the current year. Increased Franchise and license fees represents the franchise and license fees from the refranchised restaurants that were recorded by the Company in the current year during periods in which the restaurants were Company stores in the prior year.

The following table summarizes the impact of refranchising on Total revenues as described above:

	2010			
	China Division	YRI	U.S.	Worldwide
Decreased Company sales	$ (20)	$ (183)	$ (401)	$ (604)
Increased Franchise and license fees and income	3	9	25	37
Decrease in Total revenues	$ (17)	$ (174)	$ (376)	$ (567)

	2009			
	China Division	YRI	U.S.	Worldwide
Decreased Company sales	$ (5)	$ (77)	$ (640)	$ (722)
Increased Franchise and license fees and income	—	5	36	41
Decrease in Total revenues	$ (5)	$ (72)	$ (604)	$ (681)

The following table summarizes the impact of refranchising on Operating Profit as described above:

	2010			
	China Division	YRI	U.S.	Worldwide
Decreased Restaurant profit	$ (3)	$ (5)	$ (44)	$ (52)
Increased Franchise and license fees and income	3	9	25	37
Decreased G&A	—	9	6	15
Increase (decrease) in Operating Profit	$ —	$ 13	$ (13)	$ —

	2009			
	China Division	YRI	U.S.	Worldwide
Decreased Restaurant profit	$ (1)	$ (2)	$ (63)	$ (66)
Increased Franchise and license fees and income	—	5	36	41
Decreased G&A	—	—	14	14
Increase (decrease) in Operating Profit	$ (1)	$ 3	$ (13)	$ (11)

Internal Revenue Service Proposed Adjustment

On June 23, 2010, the Company received a Revenue Agent Report ("RAR") from the Internal Revenue Service (the "IRS") relating to its examination of our U.S. federal income tax returns for fiscal years 2004 through 2006. The IRS has proposed an adjustment to increase the taxable value of rights to intangibles used outside the U.S. that Yum transferred to certain of its foreign subsidiaries. The proposed adjustment would result in approximately $700 million of additional taxes plus net interest to date of approximately $150 million. Furthermore, if the IRS prevails it is likely to make similar claims for years subsequent to fiscal 2006. The potential additional taxes for these later years, through 2010, computed on a similar basis to the 2004-2006 additional taxes, would be approximately $320 million plus net interest to date of approximately $20 million.

We believe that the Company has properly reported taxable income and paid taxes in accordance with applicable laws and that the proposed adjustment is inconsistent with applicable income tax laws, Treasury Regulations and relevant case law. We intend to defend our position vigorously and have filed a protest with the IRS. As the final resolution of the proposed adjustment remains uncertain, the Company will continue to provide for its position in this matter based on the tax benefit that we believe is the largest amount that is more likely than not to be realized upon settlement of this issue. There can be no assurance that payments due upon final resolution of this issue will not exceed our currently recorded reserve and such payments could have a material adverse effect on our financial position. Additionally, if increases to our reserves are deemed necessary due to future developments related to this issue, such increases could have a material, adverse effect on our results of operations as they are recorded. The Company does not expect resolution of this matter within twelve months and cannot predict with certainty the timing of such resolution.

Taco Bell Beef Issue

In late January 2011 a lawsuit was filed alleging a violation of consumer protection statutes and deceptive business practices by Taco Bell through its advertising that the beef served in its products is "seasoned beef". Though the Company denies all claims within the lawsuit and intends to vigorously defend its position, the resulting negative publicity regarding its food quality has adversely impacted Taco Bell sales in both company and franchise stores. While we do not anticipate a sustained negative impact on Taco Bell's sales, it is difficult for us to predict if there will be any significant impact on our 2011 Revenues and Operating Profit given the recent nature of the adverse publicity.

Sale of Long John Silver's and A&W

Subsequent to the end of our fourth quarter, we decided to place our Long John Silver's and A&W All-American Food Restaurants brands for sale and began the process to identify a buyer. In the first quarter of 2011, we anticipate that we will recognize a non-cash pre-tax impairment loss in Special Items as a result of our decision to sell. The amount of the expected pre-tax loss as well as the related tax impact will be dependent upon indications we receive as to potential sales prices and structures. We do not expect the eventual sale to have a material impact to our ongoing earnings or cash flows.

Restaurant Unit Activity

Worldwide	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2008	7,568	645	25,911	34,124
New Builds	595	70	1,068	1,733
Acquisitions	57	—	(57)	—
Refranchising	(613)	—	612	(1)
Closures	(178)	(10)	(756)	(944)
Other	237	(236)	(33)	(32)
Balance at end of 2009	7,666	469	26,745	34,880
New Builds	607	62	952	1,621
Acquisitions	110	—	(110)	—
Refranchising	(949)	—	949	—
Closures	(163)	(6)	(668)	(837)
Other	—	—	(16)	(16)
Balance at end of 2010	7,271	525	27,852	35,648
% of Total	21%	1%	78%	100%

China Division [c]	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2008	2,272	645	96	3,013
New Builds	427	70	12	509
Acquisitions	—	—	—	—
Refranchising	(11)	—	11	—
Closures	(59)	(10)	(1)	(70)
Other [b]	237	(236)	—	1
Balance at end of 2009	2,866	469	118	3,453
New Builds	442	62	3	507
Acquisitions	—	—	—	—
Refranchising	(33)	—	33	—
Closures	(47)	(6)	(1)	(54)
Other	—	—	—	—
Balance at end of 2010	3,228	525	153	3,906
% of Total	83%	13%	4%	100%

Form 10-K

YRI [c]	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2008	1,982	—	11,333	13,315
New Builds	123	—	835	958
Acquisitions	15	—	(15)	—
Refranchising	(61)	—	61	—
Closures	(59)	—	(401)	(460)
Other	—	—	(5)	(5)
Balance at end of 2009	2,000	—	11,808	13,808
New Builds	83	—	801	884
Acquisitions	53	—	(53)	—
Refranchising	(512)	—	512	—
Closures	(65)	—	(346)	(411)
Other	—	—	—	—
Balance at end of 2010	1,559	—	12,722	14,281
% of Total	11%	—	89%	100%

United States	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2008	3,314	—	14,482	17,796
New Builds	45	—	221	266
Acquisitions	42	—	(42)	—
Refranchising	(541)	—	540	(1)
Closures	(60)	—	(354)	(414)
Other	—	—	(28)	(28)
Balance at end of 2009	2,800	—	14,819	17,619
New Builds	82	—	148	230
Acquisitions	57	—	(57)	—
Refranchising	(404)	—	404	—
Closures	(51)	—	(321)	(372)
Other	—	—	(16)	(16)
Balance at end of 2010	2,484	—	14,977	17,461
% of Total	14%	—	86%	100%

(a) The Worldwide, YRI and U.S. totals exclude 2,187, 131 and 2,056 licensed units, respectively, at December 25, 2010. There are no licensed units in the China Division. As licensed units have lower average unit sales volumes than our traditional units and our current strategy does not place a significant emphasis on expanding our licensed units, we do not believe that providing further detail of licensed unit activity provides significant or meaningful information.

(b) During the second quarter of 2009 we acquired additional ownership in and began consolidating an entity that operates the KFC business in Shanghai, China and have reclassified the units accordingly. This entity was previously accounted for as an unconsolidated affiliate.

(c) The ending balances for 2008 and the activity for 2009 for the International Division and China Division have been restated to reflect a change in our management reporting structure. The International Division ending balances for 2008 and 2009 now include 393 and 444 Company units, respectively and 176 and 158 Franchisee units, respectively, in Thailand and KFC Taiwan with the offset to the China Division ending balances.

Multibrand restaurants are included in the totals above. Multibrand conversions increase the sales and points of distribution for the second brand added to a restaurant but do not result in an additional unit count. Similarly, a new multibrand restaurant, while increasing sales and points of distribution for two brands, results in just one additional unit count.

System Sales Growth

The following tables detail the key drivers of system sales growth for each reportable segment by year. Net unit growth represents the net impact of actual system sales growth due to new unit openings and historical system sales lost due to closures as well as any necessary rounding.

	2010 vs. 2009			
	China Division	YRI	U.S.	Worldwide
Same store sales growth (decline)	6%	—%	1%	2%
Net unit growth and other	11	4	1	2
Foreign currency translation	1	6	N/A	3
% Change	18%	10%	2%	7%
% Change, excluding forex	17%	4%	N/A	4%

	2009 vs. 2008			
	China Division	YRI	U.S.	Worldwide
Same store sales growth (decline)	(1)%	1%	(5)%	(2)%
Net unit growth and other	11	4	1	3
Foreign currency translation	1	(9)	N/A	(3)
% Change	11%	(4)%	(4)%	(2)%
% Change, excluding forex	10%	5%	N/A	1%

Form 10-K

Company Operated Store Results

The following tables detail the key drivers of the year-over-year changes of Company sales and Restaurant profit. Store portfolio actions represent the net impact of new unit openings, acquisitions, refranchisings and store closures on Company sales or Restaurant profit. The impact of new unit openings and acquisitions represent the actual Company sales or Restaurant profit for the periods the Company operated the restaurants in the current year but did not operate them in the prior year. The impact of refranchisings and store closures represent the actual Company sales or Restaurant profit for the periods in the prior year while the Company operated the restaurants but did not operate them in the current year.

The dollar changes in Company Restaurant profit by year were as follows:

China Division

	2010 vs. 2009				
Income / (Expense)	2009	Store Portfolio Actions	Other	FX	2010
Company sales	$ 3,352	$ 484	$ 207	$ 38	$ 4,081
Cost of sales	(1,175)	(162)	(12)	(13)	(1,362)
Cost of labor	(447)	(78)	(56)	(6)	(587)
Occupancy and other	(1,025)	(160)	(35)	(11)	(1,231)
Restaurant profit	$ 705	$ 84	$ 104	$ 8	$ 901
Restaurant margin	21.0%				22.1%

	2009 vs. 2008				
Income / (Expense)	2008	Store Portfolio Actions	Other	FX	2009
Company sales	$ 2,776	$ 532	$ (10)	$ 54	$ 3,352
Cost of sales	(1,049)	(193)	86	(19)	(1,175)
Cost of labor	(364)	(79)	3	(7)	(447)
Occupancy and other	(827)	(190)	8	(16)	(1,025)
Restaurant profit	$ 536	$ 70	$ 87	$ 12	$ 705
Restaurant margin	19.3%				21.0%

In 2010, the increase in China Division Company sales and Restaurant profit associated with store portfolio actions was primarily driven by the development of new units and the acquisition of additional interest in and consolidation of a former China unconsolidated affiliate during 2009 (See Note 4 for further discussion). Significant other factors impacting Company sales and/or Restaurant profit were Company same store sales growth of 6% and commodity deflation of $26 million partially offset by labor inflation. Additionally, China Division Restaurant profit benefited $16 million from our brands' participation in the World Expo during 2010. This benefit will not occur in 2011.

In 2009, the increase in China Division Company sales and Restaurant profit associated with store portfolio actions was primarily driven by the development of new units and the acquisition of additional interest in and consolidation of a former China unconsolidated affiliate during 2009. Commodity deflation (primarily chicken) of $62 million also impacted Restaurant profit. Company same store sales were flat for the year.

YRI

Income / (Expense)	2010 vs. 2009				
	2009	Store Portfolio Actions	Other	FX	2010
Company sales	$ 2,323	$ (49)	$ (10)	$ 83	$ 2,347
Cost of sales	(758)	19	17	(31)	(753)
Cost of labor	(586)	20	(8)	(17)	(591)
Occupancy and other	(724)	21	—	(24)	(727)
Restaurant profit	$ 255	$ 11	$ (1)	$ 11	$ 276
Restaurant margin	10.9%				11.7%

Income / (Expense)	2009 vs. 2008				
	2008	Store Portfolio Actions	Other	FX	2009
Company sales	$ 2,657	$ 42	$ 22	$ (398)	$ 2,323
Cost of sales	(855)	(17)	(15)	129	(758)
Cost of labor	(677)	(8)	(1)	100	(586)
Occupancy and other	(834)	(12)	(5)	127	(724)
Restaurant profit	$ 291	$ 5	$ 1	$ (42)	$ 255
Restaurant margin	10.9%				10.9%

In 2010, the decrease in YRI Company sales associated with store portfolio actions was driven by refranchising, primarily KFC Taiwan, partially offset by new unit development. The increase in Restaurant profit associated with store portfolio actions was driven by new unit development partially offset by refranchising. Another significant factor impacting Restaurant profit during the year was labor inflation. Company same store sales were flat for the year.

In 2009, the increase in YRI Company sales and Restaurant profit associated with store portfolio actions was driven by new unit development partially offset by refranchising and closures. Significant other factors impacting Company sales and/or Restaurant profit were Company same store sales growth of 1% due to higher average guest check and commodity inflation.

Form 10-K

U.S.

Income / (Expense)	2009	Store Portfolio Actions	Other	FX	2010
	2010 vs. 2009				
Company sales	$ 3,738	$ (378)	$ (5)	$ N/A	$ 3,355
Cost of sales	(1,070)	103	(9)	N/A	(976)
Cost of labor	(1,121)	126	1	N/A	(994)
Occupancy and other	(1,028)	115	5	N/A	(908)
Restaurant profit	$ 519	$ (34)	$ (8)	$ N/A	$ 477
Restaurant margin	13.9%				14.2%

Income / (Expense)	2008	Store Portfolio Actions	Other	FX	2009
	2009 vs. 2008				
Company sales	$ 4,410	$ (515)	$ (157)	$ N/A	$ 3,738
Cost of sales	(1,335)	158	107	N/A	(1,070)
Cost of labor	(1,329)	157	51	N/A	(1,121)
Occupancy and other	(1,195)	154	13	N/A	(1,028)
Restaurant profit	$ 551	$ (46)	$ 14	$ N/A	$ 519
Restaurant margin	12.5%				13.9%

In 2010, the decrease in U.S. Company sales and Restaurant profit associated with store portfolio actions was primarily driven by refranchising. Other significant factors impacting Restaurant profit were a negative impact from sales mix shift partially offset by commodity deflation of $7 million. Company same store sales were flat for the year.

In 2009, the decrease in U.S. Company sales and Restaurant profit associated with store portfolio actions was primarily driven by refranchising. Significant other factors impacting Company sales and/or Restaurant profit were Company same store sales decline of 4%, commodity deflation of $28 million (primarily cheese), and cost savings associated with productivity initiatives.

Franchise and license fees and income

	Amount			% Increase (Decrease)		% Increase (Decrease) excluding foreign currency translation	
	2010	2009	2008	2010	2009	2010	2009
China Division	$ 54	$ 55	$ 64	—	(15)	(1)	(16)
YRI	741	665	675	11	(1)	6	7
U.S.	765	735	722	4	2	N/A	N/A
Unallocated	—	(32)	—	NM	NM	N/A	N/A
Worldwide	$ 1,560	$ 1,423	$ 1,461	10	(3)	7	1

China Division Franchise and license fees and income for 2010 and 2009 were negatively impacted by 10% and 19%, respectively, related to the acquisition of additional interest in, and consolidation of, an entity that operated the KFCs in Shanghai, China during 2009. See Note 4.

U.S. Franchise and license fees and income for 2010 and 2009 was positively impacted by 3% and 5%, respectively, due to the impact of refranchising.

Worldwide Franchise and license fees and income for 2009 included a reduction of $32 million as a result of our reimbursements to KFC franchisees for installation costs for the national launch of Kentucky Grilled Chicken that has not been allocated to the U.S. segment for performance reporting purposes.

Form 10-K

General and Administrative Expenses

	Amount			% Increase (Decrease)		% Increase (Decrease) excluding foreign currency translation	
	2010	2009	2008	2010	2009	2010	2009
China Division	$ 216	$ 188	$ 165	15	13	15	12
YRI	378	362	392	4	(7)	1	3
U.S.	492	482	547	2	(12)	N/A	N/A
Unallocated	191	189	238	1	(21)	N/A	N/A
Worldwide	$ 1,277	$ 1,221	$ 1,342	5	(9)	3	(6)

The increase in China Division G&A expenses for 2010 and 2009, excluding the impact of foreign currency translation, was driven by increased compensation costs resulting from higher headcount and the impact of the consolidation of a former unconsolidated affiliate during 2009 (See Note 4 for further discussion).

The increase in YRI G&A expenses for 2010, excluding the impact of foreign currency translation, was driven by increased investment in strategic growth markets, including costs related to the Russia acquisition (See Note 4 for further discussion), partially offset by G&A savings from refranchising all of our remaining company restaurants in Taiwan.

In 2009, the increase in YRI G&A expenses, excluding the impact of foreign currency translation, was driven by increased investment in strategic growth markets.

The increase in U.S. G&A expenses for 2010 was driven by increased litigation and incentive compensation costs, partially offset by G&A savings from the actions taken as part of our U.S. business transformation measures and lower project spending.

The increase in Unallocated G&A expenses for 2010 was driven by increased litigation and incentive compensation costs, partially offset by G&A savings from the actions taken as part of our U.S. business transformation measures.

In 2009, the decreases in U.S. and Unallocated G&A expenses were driven by the impact on G&A from the actions taken as part of our U.S. business transformation measures.

Worldwide Franchise and License Expenses

Franchise and license expenses decreased 7% in 2010. The decrease was driven by lower provision for U.S. past due receivables (primarily at KFC and Pizza Hut) and lapping 2009 international franchise convention costs.

Franchise and license expenses increased 19% in 2009. The increase was driven by quality control initiatives, increased provision for U.S. past due receivables (primarily at KFC and LJS) and higher international franchise convention costs.

Worldwide Other (Income) Expense	2010	2009	2008
Equity income from investments in unconsolidated affiliates	$ (42)	$ (36)	$ (41)
Gain upon consolidation of a former unconsolidated affiliate in China[(a)]	—	(68)	—
Gain upon sale of investment in unconsolidated affiliate[(b)]	—	—	(100)
Foreign exchange net (gain) loss and other	(1)	—	(16)
Other (income) expense	$ (43)	$ (104)	$ (157)

(a) See Note 4 for further discussion of the consolidation of a former unconsolidated affiliate in China.

(b) Fiscal year 2008 reflects the gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 4.

Worldwide Closure and Impairment Expenses and Refranchising (Gain) Loss

See the Store Portfolio Strategy section for more detail of our refranchising activity and Notes 4 and 9 for a summary of the components of facility actions and goodwill impairments by reportable operating segment, respectively.

Operating Profit

	Amount			% B/(W)	
	2010	2009	2008	2010	2009
China Division	$ 755	$ 596	$ 471	27	26
YRI	589	497	531	19	(6)
United States	668	647	641	3	1
Unallocated Franchise and license fees and income	—	(32)	—	NM	NM
Unallocated Occupancy and Other	9	—	—	NM	NM
Unallocated and corporate expenses	(194)	(189)	(248)	(3)	24
Unallocated Impairment expense	—	(26)	—	NM	NM
Unallocated Other income (expense)	5	71	117	NM	NM
Unallocated Refranchising gain (loss)	(63)	26	5	NM	NM
Operating Profit	$ 1,769	$ 1,590	$ 1,517	11	5
United States operating margin	16.2%	14.5%	12.5%	1.7 ppts.	2.0 ppts.
YRI operating margin	19.1%	16.6%	15.9%	2.5 ppts.	0.7 ppts.

China Division Operating Profit increased 27% in 2010, including a 1%, or $6 million, favorable impact from foreign currency translation. The increase was driven by the impact of same store sales growth and new unit development, partially offset by higher G&A costs. Operating profit benefited $16 million from our brands' participation in the World Expo during 2010.

China Division Operating Profit increased 26% in 2009, including a 2%, or $10 million, favorable impact from foreign currency translation. The increase was driven by the impact of commodity deflation and new unit development, partially offset by higher G&A expenses.

YRI Operating Profit increased 19% in 2010, including an 8%, or $36 million, favorable impact from foreign currency translation. Excluding the favorable impact from foreign currency translation, YRI Operating Profit increased 11% in 2010. The increase was driven by the impact of new unit development and refranchising.

YRI Operating Profit decreased 6% in 2009, including a 10%, or $56 million, unfavorable impact from foreign currency translation. Excluding the unfavorable impact from foreign currency translation, YRI Operating Profit increased 4% in 2009. The increase was driven by the impact of franchise net unit development on franchise and license fees partially offset by a $12 million goodwill impairment charge related to our Pizza Hut South Korea market.

U.S. Operating Profit increased 3% in 2010. The increase was driven by lower Closure and impairment costs, partially offset by increased litigation costs.

U.S. Operating Profit increased 1% in 2009. The increase was driven by the impact on G&A from the actions taken as part of our U.S. business transformation measures and improved restaurant operating costs, primarily driven by commodity deflation. These increases were partially offset by same store sales declines.

Unallocated Franchise and license fees and income for 2009 reflects our reimbursements to KFC franchisees for installation costs of ovens for the national launch of Kentucky Grilled Chicken that have not been allocated to the U.S. segment for performance reporting purposes.

Unallocated and corporate expenses increased 3% in 2010 due to higher litigation and incentive compensation costs, partially offset by G&A savings from the actions taken as part of our U.S. business transformation measures.

Unallocated and corporate expenses decreased 24% in 2009 due to the impact on G&A from the actions taken as part of our U.S. business transformation measures.

Unallocated impairment expense in 2009 includes a $26 million impairment charge related to LJS/A&W U.S. goodwill.

Unallocated Other income (expense) in 2009 includes a $68 million gain upon acquisition of additional ownership in, and consolidation of, the entity that operates KFCs in Shanghai, China, and 2008 includes a $100 million gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 4 for further discussion.

Unallocated Refranchising gain (loss) in 2010 includes pre-tax non-cash losses of $89 million related to our efforts to refranchise a substantial portion of our Company operated KFC restaurants in the U.S. and a non-cash loss of $52 million related to the sale of our Mexico equity business, offset by U.S. gains for restaurants sold at Pizza Hut and Taco Bell. See Note 4 for further discussion.

Interest Expense, Net

	2010	2009	2008
Interest expense	$ 195	$ 212	$ 253
Interest income	(20)	(18)	(27)
Interest expense, net	$ 175	$ 194	$ 226

Interest expense, net decreased $19 million or 9% in 2010. This decrease was driven by both a decrease in average net borrowings and a decline in interest rates on the variable portion of our debt.

Interest expense, net decreased $32 million or 14% in 2009. This decrease was primarily driven by a decline in interest rates on the variable portion of our debt and a decrease in borrowings in 2009 as compared to 2008.

Income Taxes

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	2010		2009		2008	
U.S. federal statutory rate	$ 558	35.0%	$ 489	35.0%	$ 452	35.0%
State income tax, net of federal tax benefit	12	0.7	14	1.0	5	0.6
Statutory rate differential attributable to foreign operations	(235)	(14.7)	(159)	(11.4)	(187)	(14.5)
Adjustments to reserves and prior years	55	3.5	(9)	(0.6)	44	3.5
Change in valuation allowance	22	1.4	(9)	(0.7)	12	0.6
Other, net	4	0.2	(13)	(0.9)	(7)	(0.5)
Effective income tax rate	$ 416	26.1%	$ 313	22.4%	$ 319	24.7%

Statutory rate differential attributable to foreign operations. This item includes local taxes, withholding taxes, and shareholder-level taxes, net of foreign tax credits. The favorable impact is primarily attributable to a majority of our income being earned outside of the U.S. where tax rates are generally lower than the U.S. rate.

In 2010, the benefit was positively impacted by the recognition of excess foreign tax credits generated by our intent to repatriate current year foreign earnings.

In 2009, the benefit was negatively impacted by withholding taxes associated with the distribution of intercompany dividends that were only partially offset by related foreign tax credits generated during the year.

In 2008, the benefit was positively impacted by the recognition of deferred tax assets for the net operating losses generated by tax planning actions implemented in 2008 (1.7 percentage points). In addition, the benefit was also favorably impacted by a decrease in tax expense for certain foreign markets.

Adjustments to reserves and prior years. This item includes: (1) the effects of reconciling income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets; and (2) changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position. We evaluate these amounts on a quarterly basis to insure that they have been appropriately adjusted for audit settlements and other events we believe may impact the outcome. The impact of certain effects or changes may offset items reflected in the *'Statutory rate differential attributable to foreign operations'* line.

In 2010, this item included a net increase in tax expense driven by the reversal of foreign tax credits for prior years that are not likely to be claimed on future tax returns.

In 2009, this item included out-of-year adjustments which lowered our effective tax rate by 1.6 percentage points.

In 2008, this item included out-of-year adjustments which increased our effective tax rate by 1.8 percentage points.

Change in valuation allowance. This item relates to changes for deferred tax assets generated or utilized during the current year and changes in our judgment regarding the likelihood of using deferred tax assets that existed at the beginning of the year. The impact of certain changes may offset items reflected in the *'Statutory rate differential attributable to foreign operations'* line.

In 2010, the $22 million of net tax expense was driven by $25 million for valuation allowances recorded against deferred tax assets generated during the current year. This expense was partially offset by a $3 million tax benefit resulting from a change in judgment regarding the future use of U.S. state deferred tax assets that existed at the beginning of the year.

In 2009, the $9 million net tax benefit was driven by $25 million of benefit resulting from a change in judgment regarding the future use of foreign deferred tax assets that existed at the beginning of the year. This benefit was partially offset by $16 million for valuation allowances recorded against deferred tax assets generated during the year.

In 2008, the $12 million net tax expense was primarily due to $42 million for valuation allowances recorded against deferred tax assets generated during the year, including a full valuation allowance provided on deferred tax assets for net operating losses generated by tax planning actions as we did not believe it was more likely than not that they would be realized in the future. This increase was partially offset by $30 million of benefits primarily resulting from a change in judgment regarding the future use of foreign deferred tax assets that existed at the beginning of the year.

Other. This item primarily includes the impact of permanent differences related to current year earnings and U.S. tax credits.

In 2009, this item was positively impacted by a one-time pre-tax gain of approximately $68 million, with no related income tax expense, recognized on our acquisition of additional interest in, and consolidation of, the entity that operates KFC in Shanghai, China. This was partially offset by a pre-tax U.S. goodwill impairment charge of approximately $26 million, with no related income tax benefit.

Consolidated Cash Flows

Net cash provided by operating activities was $1,968 million compared to $1,404 million in 2009. The increase was primarily driven by higher operating profit before special items and decreased pension contributions.

In 2009, net cash provided by operating activities was $1,404 million compared to $1,521 million in 2008. The decrease was primarily driven by higher pension contributions, partially offset by higher operating profit before special items.

Net cash used in investing activities was $579 million versus $727 million in 2009. The decrease was driven by lapping the 2009 acquisition of an interest in Little Sheep, as discussed in Note 4, and increased proceeds from refranchising, partially offset by the 2010 acquisition of our partner's interest in Rostik's-KFC. See Note 4 for further discussion.

In 2009, net cash used in investing activities was $727 million versus $641 million in 2008. The increase was driven by the acquisition of an interest in Little Sheep, lower proceeds from refranchising and sales of property, plant and equipment, partially offset by lower capital spending.

In December 2007, we sold our interest in our unconsolidated affiliate in Japan for $128 million (includes the impact of related foreign currency contracts that were settled in December 2007). The international subsidiary that owned this interest operates on a fiscal calendar with a period end that is approximately one month earlier than our consolidated period close. Thus, consistent with our historical treatment of events occurring during the lag period, the pre-tax gain on the sale of this investment of $100 million was recorded in the first quarter of 2008. However, the cash proceeds from this transaction were transferred from our international subsidiary to the U.S. in December 2007 and were thus reported on our Consolidated Statement of Cash Flows for the year ended December 29, 2007.

Net cash used in financing activities was $337 million versus $542 million in 2009. The decrease was driven by higher net borrowings, partially offset by an increase in share repurchases.

In 2009, net cash used in financing activities was $542 million versus $1,459 million in 2008. The decrease was driven by a reduction in share repurchases, partially offset by net payments on debt.

Consolidated Financial Condition

The increase in Short-term borrowings was primarily due to the classification of $650 million in Senior Unsecured Notes as Short-term borrowings due to the April 2011 maturity date.

Liquidity and Capital Resources

Operating in the QSR industry allows us to generate substantial cash flows from the operations of our company stores and from our substantial franchise operations which require a limited YUM investment. Net cash provided by operating activities has exceeded $1 billion in each of the last nine fiscal years, including nearly $2 billion in 2010. We expect these levels of net cash provided by operating activities to continue in the foreseeable future. However, unforeseen downturns in our business could adversely impact our cash flows from operations from the levels historically realized.

In the event our cash flows are negatively impacted by business downturns, we believe we have the ability to temporarily reduce our discretionary spending without significant impact to our long-term business prospects. Our discretionary spending includes capital spending for new restaurants, acquisitions of restaurants from franchisees, repurchases of shares of our Common Stock and dividends paid to our shareholders. Additionally, as of December 25, 2010 we had approximately $1.3 billion in unused capacity under our revolving credit facilities that expire in 2012, primarily related to a domestic facility.

During the third quarter of 2010, we issued $350 million aggregate principal amount of 3.88% 10 year Senior Unsecured Notes due to the favorable credit markets. As a result of issuing the Senior Unsecured Notes as well as our continued strong cash flows from operating activities, we have cash and cash equivalents at December 25, 2010 that are higher than our historical levels. Our cash equivalents are temporarily invested in short-term investment grade securities with maturities of three months or less. We anticipate using a significant amount of these cash and cash equivalents when $650 million in Senior Unsecured Notes come due in April 2011.

Our China Division and YRI represented more than 65% of the Company's operating profit in 2010 (excluding Corporate and unallocated income and expenses) and both generate a significant amount of positive cash flows that we have historically used to fund our international development. To the extent we have needed to repatriate international cash to fund our U.S. discretionary cash spending, including share repurchases, dividends and debt repayments, we have historically been able to do so in a tax efficient manner. As a result of our substantial international development a significant amount of investments in foreign subsidiaries are essentially permanent in duration as of December 25, 2010. If we experience an unforeseen decrease in our cash flows from our U.S. business or are unable to refinance future U.S. debt maturities we may be required to repatriate future international earnings at tax rates higher than we have historically experienced.

We currently have investment grade ratings from Standard & Poor's Rating Services (BBB-) and Moody's Investors Service (Baa3). While we do not anticipate a downgrade in our credit rating, a downgrade would increase the Company's current borrowing costs and could impact the Company's ability to access the credit markets if necessary. Based on the amount and composition of our debt at December 25, 2010, which included no borrowings outstanding under our credit facilities, our interest expense would not materially increase on a full year basis should we receive a one-level downgrade in our ratings.

Discretionary Spending

During 2010, we invested $796 million in capital spending, including approximately $265 million in the U.S., $259 million for the International Division and $272 million for the China Division. For 2011, we estimate capital spending will be approximately $900 million.

During the year ended December 25, 2010, we repurchased shares for $390 million, which includes the effect of $19 million in share repurchases with trade dates prior to the 2010 fiscal year end but cash settlement dates subsequent to the 2010 fiscal year. In March 2010, our Board of Directors authorized share repurchases through March 2011 of up to $300 million (excluding applicable transaction fees) of our outstanding Common Stock. At December 25, 2010, we had remaining capacity to repurchase up to approximately $193 million of outstanding Common Stock (excluding applicable transaction fees) under the March 2010 authorization. Additionally, on January 27, 2011, our Board of Directors authorized share repurchases through July 2012 of up to $750 million (excluding applicable transaction fees) of our outstanding Common Stock. Shares are repurchased opportunistically as part of our regular capital structure decisions.

During the year ended December 25, 2010, we paid cash dividends of $412 million. Additionally, on November 19, 2010 our Board of Directors approved cash dividends of $0.25 per share of Common Stock to be distributed on February 4, 2011 to shareholders of record at the close of business on January 14, 2011. The Company is targeting an ongoing annual dividend payout ratio of 35% - 40% of net income.

Borrowing Capacity

Our primary bank credit agreement comprises a $1.15 billion syndicated senior unsecured revolving credit facility (the "Credit Facility") which matures in November 2012 and includes 24 participating banks with commitments ranging from $10 million to $113 million. We believe the syndication reduces our dependency on any one bank.

Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit, less outstanding letters of credit or banker's acceptances, where applicable. At December 25, 2010, our unused Credit Facility totaled $998 million net of outstanding letters of credit of $152 million. There were no borrowings outstanding under the Credit Facility at December 25, 2010. The interest rate for borrowings under the Credit Facility ranges from 0.25% to 1.25% over the London Interbank Offered Rate ("LIBOR") or is determined by an Alternate Base Rate, which is the greater of the Prime Rate or the Federal Funds Rate plus 0.50%. The exact spread over LIBOR or the Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly.

We also have a $350 million, syndicated revolving credit facility (the "International Credit Facility," or "ICF") which matures in November 2012 and includes 6 banks with commitments ranging from $35 million to $90 million. We believe the syndication reduces our dependency on any one bank. There was available credit of $350 million and no borrowings outstanding under the ICF at the end of 2010. The interest rate for borrowings under the ICF ranges from 0.31% to 1.50% over LIBOR or is determined by a Canadian Alternate Base Rate, which is the greater of the Citibank, N.A., Canadian Branch's publicly announced reference rate or the "Canadian Dollar Offered Rate" plus 0.50%. The exact spread over LIBOR or the Canadian Alternate Base Rate, as applicable, depends upon YUM's performance under specified financial criteria. Interest on any outstanding borrowings under the ICF is payable at least quarterly.

The Credit Facility and the ICF are unconditionally guaranteed by our principal domestic subsidiaries. Additionally, the ICF is unconditionally guaranteed by YUM. These agreements contain financial covenants relating to maintenance of leverage and fixed charge coverage ratios and also contain affirmative and negative covenants including, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. Given the Company's strong balance sheet and cash flows we were able to comply with all debt covenant requirements at December 25, 2010 with a considerable amount of cushion.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes with varying maturity dates from 2011 through 2037 and stated interest rates ranging from 3.88% to 8.88%. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Amounts outstanding under Senior Unsecured Notes were $3.3 billion at December 25, 2010 including $650 million in Senior Unsecured Notes due in April 2011.

Both the Credit Facility and the ICF contain cross-default provisions whereby our failure to make any payment on any of our indebtedness in a principal amount in excess of $100 million, or the acceleration of the maturity of any such indebtedness, will constitute a default under such agreement. Our Senior Unsecured Notes provide that the acceleration of the maturity of any of our indebtedness in a principal amount in excess of $50 million will constitute a default under the Senior Unsecured Notes if such acceleration is not annulled, or such indebtedness is not discharged, within 30 days after notice.

Contractual Obligations

In addition to any discretionary spending we may choose to make, our significant contractual obligations and payments as of December 25, 2010 included:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations[(a)]	$ 5,125	$ 804	$ 544	$ 533	$ 3,244
Capital leases[(b)]	380	26	86	46	222
Operating leases[(b)]	5,004	550	997	852	2,605
Purchase obligations[(c)]	788	625	131	23	9
Other[(d)]	43	12	15	6	10
Total contractual obligations	$ 11,340	$ 2,017	$ 1,773	$ 1,460	$ 6,090

(a) Debt amounts include principal maturities and expected interest payments. Rates utilized to determine interest payments for variable rate debt are based on the LIBOR forward yield curve. Excludes a fair value adjustment of $31 million included in debt related to interest rate swaps that hedge the fair value of a portion of our debt. See Note 10.

(b) These obligations, which are shown on a nominal basis, relate to more than 6,000 restaurants. See Note 11.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We have excluded agreements that are cancelable without penalty. Purchase obligations relate primarily to information technology, marketing, commodity agreements, purchases of property, plant and equipment as well as consulting, maintenance and other agreements.

(d) Other consists of 2011 pension plan funding obligations and projected payments for deferred compensation.

We have not included in the contractual obligations table approximately $322 million for long-term liabilities for unrecognized tax benefits for various tax positions we have taken. These liabilities may increase or decrease over time as a result of tax examinations, and given the status of the examinations, we cannot reliably estimate the period of any cash settlement with the respective taxing authorities. These liabilities also include amounts that are temporary in nature and for which we anticipate that over time there will be no net cash outflow.

We sponsor noncontributory defined benefit pension plans covering certain salaried and hourly employees, the most significant of which are in the U.S. and U.K. The most significant of these plans, the YUM Retirement Plan (the "Plan"), is funded while benefits from the other U.S. plans are paid by the Company as incurred. Our funding policy for the Plan is to contribute annually amounts that will at least equal the minimum amounts required to comply with the Pension Protection Act of 2006. However, additional voluntary contributions are made from time to time as are determined to be appropriate to improve the Plan's funded status. At December 25, 2010, the Plan was in a net underfunded position of $100 million. The U.K. pension plans are in a net underfunded position of $23 million at our 2010 measurement date.

Based on the current funding status of the Plan and our UK pension plans, we will not be required to make significant contributions in 2011. Investment performance and corporate bond rates have a significant effect on our net funding position as they drive our asset balances and discount rate assumption. Future changes in investment performance and corporate bond rates could impact our funded status and the timing and amounts of required contributions beyond 2011.

Our post-retirement plan in the U.S. is not required to be funded in advance, but is pay as you go. We made post-retirement benefit payments of $7 million in 2010 and no future funding amounts are included in the contractual obligations table. See Note 14 for further details about our pension and post-retirement plans.

We have excluded from the contractual obligations table payments we may make for exposures for which we are self-insured, including workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively "property and casualty losses") and employee healthcare and long-term disability claims. The majority of our recorded liability for self-insured employee healthcare, long-term disability and property and casualty losses represents estimated reserves for incurred claims that have yet to be filed or settled.

Off-Balance Sheet Arrangements

We have agreed to provide financial support, if required, to an entity that operates a franchisee lending program used primarily to assist franchisees in the development of new restaurants and, to a lesser extent, in connection with the Company's historical refranchising programs. As part of this agreement, we have provided a partial guarantee of approximately $15 million and two letters of credit totaling approximately $23 million in support of the franchisee loan program at December 25, 2010. One such letter of credit could be used if we fail to meet our obligations under our guarantee. The other letter of credit could be used, in certain circumstances, to fund our participation in the funding of the franchisee loan program. The total loans outstanding under the loan pool were $70 million with an additional $30 million available for lending at December 25, 2010.

Our unconsolidated affiliates had approximately $70 million and $40 million of debt outstanding as of December 25, 2010 and December 26, 2009, respectively.

New Accounting Pronouncements Not Yet Adopted

In January 2010, the Financial Accounting Standards Board ("FASB") issued new guidelines and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures for purchases, sales, issuances, and settlements on a gross basis for Level 3 fair value measurements. We do not anticipate the adoption of this guidance to materially impact the Company. These new disclosures are effective for interim and annual reporting periods beginning after December 15, 2010.

In July 2010, the FASB issued accounting guidance that requires new disclosures about an entity's allowance for credit losses and the credit quality of its financing receivables. Existing disclosures are amended to require an entity to provide certain disclosures on a disaggregated basis by portfolio segment or by class of financing receivables. The new disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010 and have been complied with in this Form 10-K. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

Critical Accounting Policies and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations, financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies follows.

Impairment or Disposal of Long-Lived Assets

We review our long-lived assets of restaurants (primarily PP&E and allocated intangible assets subject to amortization) that are currently operating semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate recoverability based on the restaurant's forecasted undiscounted cash flows, which incorporate our best estimate of sales growth and margin improvement based upon our plans for the unit and actual results at comparable restaurants. For restaurant assets that are not deemed to be recoverable, we write down an impaired restaurant to its estimated fair market value. Key assumptions in the determination of fair value are the future after-tax cash flows of the restaurant and discount rate. The after-tax cash flows incorporate reasonable sales growth and margin improvement assumptions that would be used by a franchisee in the determination of a purchase price for the restaurant. Estimates of future cash flows are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions.

We perform an impairment evaluation at a restaurant group level if there is an expectation that we will refranchise restaurants as a group. Expected net sales proceeds are generally based on actual bids from the buyer, if available, or anticipated bids given the discounted projected after-tax cash flows for the group of restaurants. The after-tax cash flows used in determining the anticipated bids incorporate reasonable assumptions we believe a franchisee would make such as sales growth and margin improvement as well as expectations as to the useful lives of the restaurant assets. Historically, these anticipated bids have been reasonably accurate estimations of the proceeds ultimately received.

The discount rate used in the fair value calculations is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant or groups of restaurants and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

We have certain definite-lived intangible assets that are not attributable to a specific restaurant, such as the LJS and A&W trademark/brand intangible assets and franchise contract rights, which are amortized over their expected useful lives. We base the expected useful lives of our trademark/brand intangible assets on a number of factors including the competitive environment, our future development plans for the applicable Concept and the level of franchisee commitment to the Concept. We generally base the expected useful lives of our franchise contract rights on their respective contractual terms including renewals when appropriate.

These definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed impaired is written down to its estimated fair value, which is based on discounted after-tax cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the definite-lived intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

See Note 2 for a further discussion of our policy regarding the impairment or disposal of property, plant and equipment.

Impairment of Goodwill

We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist. Goodwill is evaluated for impairment through the comparison of fair value of our reporting units to their carrying values. Our reporting units are our operating segments in the U.S., our YRI business units (typically individual countries) and our China Division brands. Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated using discounted expected future after-tax cash flows from company operations and franchise royalties.

Future cash flow estimates and the discount rate are the key assumptions when estimating the fair value of a reporting unit. Future cash flows are based on growth expectations relative to recent historical performance and incorporate sales growth and margin improvement assumptions that we believe a buyer would assume when determining a purchase price for the reporting unit. The sales growth and margin improvement assumptions that factor into the discounted cash flows are highly correlated as cash flow growth can be achieved through various interrelated strategies such as product pricing and restaurant productivity initiatives. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

The fair values of each of our reporting units were substantially in excess of their respective carrying values as of the 2010 goodwill impairment test that was performed at the beginning of the fourth quarter. However, our Pizza Hut United Kingdom ("U.K.") reporting unit, for which $104 million in goodwill was recorded at year end 2010, has experienced deteriorating operating performance over the past several years as sales and profits have declined. Our forecasts of future cash flows in determining the fair value of this reporting unit incorporate plans that have been put into place to return the business to previous levels of profitability. These plans include specific measures to drive system sales growth, which is the assumption that most significantly drives the cash flow expectations and resulting fair value estimations of the reporting unit, over the next three years. While such forecasted system sales growth is higher than what we would normally anticipate for a mature market like Pizza Hut U.K., such growth is reflective of our belief that the business has experienced a temporary downturn and that sales declines in recent years can be recovered. If our plans to drive system sales growth are not achieved or are not expected to be achieved, this could impact future estimations of fair value of the Pizza Hut U.K. reporting unit and result in impairment of some or all of the Pizza Hut U.K. recorded goodwill. Likewise, if other events, such as higher than anticipated inflation that we were unable to recover through increased sales, were to occur that would negatively impact the outlook for the business and our resulting estimations of fair value, some or all of the goodwill could be impaired.

When we refranchise restaurants we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which include a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transaction. Appropriate adjustments are made if such franchise agreement is determined to not be at prevailing market rates. When determining whether such franchise agreement is at prevailing market rates our primary consideration is consistency with the terms of our current franchise agreements both within the country that the restaurants are being refranchised in and around the world. The Company believes consistency in royalty rates as a percentage of sales is appropriate as the Company and franchisee share in the impact of near-term fluctuations in sales results with the acknowledgment that over the long-term the royalty rate represents an appropriate rate for both parties.

The discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee is reduced by future royalties the franchisee will pay the Company. The Company thus considers the fair value of future royalties to be received under the franchise agreement as fair value retained in its determination of the goodwill to be written off when refranchising. Others may consider the fair value of these future royalties as fair value disposed of and thus would conclude that a larger percentage of a reporting unit's fair value is disposed of in a refranchising transaction.

During 2010, the Company's reporting units with the most significant refranchising activity and recorded goodwill were our Taiwan business unit and our Pizza Hut-U.S. operating segment. Within our Taiwan business unit, 124 restaurants were refranchised (representing 100% of beginning of year company units) and $7 million in goodwill was written off (representing 19% of beginning of year goodwill). Within our Pizza Hut-U.S. operating segment, 278 restaurants were refranchised (representing 43% of beginning of year company units) and $3 million in goodwill was written off (representing 4% of beginning of year goodwill).

See Note 2 for a further discussion of our policies regarding goodwill.

Allowances for Franchise and License Receivables/Guarantees

Franchise and license receivable balances include royalties, initial fees as well as other ancillary receivables such as rent and fees for support services. Our reserve for franchisee or licensee receivable balances is based upon pre-defined aging criteria or upon the occurrence of other events that indicate that we may not collect the balance due. This methodology results in an immaterial amount of unreserved past due receivable balances at December 25, 2010. As such, we believe our allowance for franchise and license receivables is adequate to cover potential exposure from uncollectible receivable balances at December 25, 2010.

We have historically issued certain guarantees on behalf of franchisees primarily as a result of 1) assigning our interest in obligations under operating leases, primarily as a condition to the refranchising of certain Company restaurants, 2) facilitating franchisee development and 3) equipment financing arrangements to facilitate the launch of new sales layers by franchisees. We recognize a liability for the fair value of such guarantees upon inception of the guarantee and upon any subsequent modification, such as renewals, when we remain contingently liable. The fair value of a guarantee is the estimated amount at which the liability could be settled in a current transaction between willing unrelated parties.

The potential total exposure for lease assignments is significant when aggregated, with approximately $450 million representing the present value, discounted at our pre-tax cost of debt, of the minimum payments of the assigned leases at December 25, 2010. Current franchisees are the primary lessees under the vast majority of these leases. Additionally, we have guaranteed approximately $23 million of franchisee loans for various equipment programs. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under assigned leases and certain of the equipment loan programs. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these guarantees and, historically, we have not been required to make significant payments for guarantees. If payment on these guarantees becomes probable and estimable, we record a liability for our exposure under these guarantees. At December 25, 2010, we have recorded an immaterial liability for our exposure under these guarantees which we consider to be probable and estimable. If we begin to be required to perform under these guarantees to a greater extent, our results of operations could be negatively impacted.

See Note 2 for a further discussion of our policies regarding franchise and license operations.

See Note 19 for a further discussion of our guarantees.

Self-Insured Property and Casualty Losses

We record our best estimate of the remaining cost to settle incurred self-insured property and casualty losses. The estimate is based on the results of an independent actuarial study and considers historical claim frequency and severity as well as changes in factors such as our business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. Additionally, a risk margin to cover unforeseen events that may occur over the several years it takes for claims to settle is included in our reserve, increasing our confidence level that the recorded reserve is adequate.

See Note 19 for a further discussion of our insurance programs.

Pension Plans

Certain of our employees are covered under defined benefit pension plans. The most significant of these plans are in the U.S. We have recorded the under-funded status of $201 million for these U.S. plans as a pension liability in our Consolidated Balance Sheet as of December 25, 2010. These U.S. plans had a projected benefit obligation ("PBO") of $1,108 million and a fair value of plan assets of $907 million at December 25, 2010.

The PBO reflects the actuarial present value of all benefits earned to date by employees and incorporates assumptions as to future compensation levels. Due to the relatively long time frame over which benefits earned to date are expected to be paid, our PBO's are highly sensitive to changes in discount rates. For our U.S. plans, we measured our PBO using a discount rate of 5.90% at December 25, 2010. This discount rate was determined with the assistance of our independent actuary. The primary basis for our discount rate determination is a model that consists of a hypothetical portfolio of ten or more corporate debt instruments rated Aa or higher by Moody's with cash flows that mirror our expected benefit payment cash flows under the plans. We excluded from the model those corporate debt instruments flagged by Moody's for a potential downgrade and bonds with yields that were two standard deviations or more above the mean. In considering possible bond portfolios, the model allows the bond cash flows for a particular year to exceed the expected benefit cash flows for that year. Such excesses are assumed to be reinvested at appropriate one-year forward rates and used to meet the benefit cash flows in a future year. The weighted-average yield of this hypothetical portfolio was used to arrive at an appropriate discount rate. We also ensure that changes in the discount rate as compared to the prior year are consistent with the overall change in prevailing market rates and make adjustments as necessary. A 50 basis point increase in this discount rate would have decreased our U.S. plans' PBO by approximately $95 million at our measurement date. Conversely, a 50 basis point decrease in this discount rate would have increased our U.S. plans' PBO by approximately $104 million at our measurement date.

The pension expense we will record in 2011 is also impacted by the discount rate we selected at our measurement date. We expect pension expense for our U.S. plans to increase approximately $8 million to $49 million in 2011. The increase is primarily driven by an increase in amortization of net loss. A 50 basis point change in our discount rate assumption at our measurement date would impact our 2011 U.S. pension expense by approximately $15 million.

The assumption we make regarding our expected long-term rates of return on plan assets also impacts our pension expense. Our estimated long-term rate of return on U.S. plan assets represents the weighted-average of historical returns for each asset category, adjusted for an assessment of current market conditions. Our expected long-term rate of return on U.S. plan assets, for purposes of determining 2011 pension expense, at December 25, 2010 was 7.75%. We believe this rate is appropriate given the composition of our plan assets and historical market returns thereon. A one percentage point increase or decrease in our expected long-term rate of return on plan assets assumption would decrease or increase, respectively, our 2011 U.S. pension plans' expense by approximately $9 million.

The losses our U.S. plan assets have experienced, along with a decrease in discount rates over time, have largely contributed to an unrecognized pre-tax net loss of $363 million included in Accumulated other comprehensive income (loss) for the U.S. plans at December 25, 2010. For purposes of determining 2010 expense, our funded status was such that we recognized $23 million of net loss in net periodic benefit cost. We will recognize approximately $31 million of such loss in 2011.

See Note 14 for further discussion of our pension plans.

Stock Options and Stock Appreciation Rights Expense

Compensation expense for stock options and stock appreciation rights ("SARs") is estimated on the grant date using a Black-Scholes option pricing model. Our specific weighted-average assumptions for the risk-free interest rate, expected term, expected volatility and expected dividend yield are documented in Note 15. Additionally, we estimate pre-vesting forfeitures for purposes of determining compensation expense to be recognized. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

We have determined that it is appropriate to group our stock option and SAR awards into two homogeneous groups when estimating expected term and pre-vesting forfeitures. These groups consist of grants made primarily to restaurant-level employees under our Restaurant General Manager Stock Option Plan (the "RGM Plan") and grants made to executives under our other stock award plans. Historically, approximately 10% - 15% of total options and SARs granted have been made under the RGM Plan.

Stock option and SAR grants under the RGM Plan typically cliff vest after four years and grants made to executives under our other stock award plans typically have a graded vesting schedule and vest 25% per year over four years. We use a single weighted-average expected term for our awards that have a graded vesting schedule. We reevaluate our expected term assumptions using historical exercise and post-vesting employment termination behavior on a regular basis. Based on the results of this analysis, we have determined that five years and six years are appropriate expected terms for awards to restaurant level employees and to executives, respectively.

Upon each stock award grant we reevaluate the expected volatility, including consideration of both historical volatility of our stock as well as implied volatility associated with our traded options. We have estimated pre-vesting forfeitures based on historical data. Based on such data, we believe that approximately 50% of all awards granted under the RGM Plan will be forfeited and approximately 25% of all awards granted to above-store executives will be forfeited.

Income Taxes

At December 25, 2010, we had a valuation allowance of $191 million primarily to reduce our net operating loss and tax credit carryforward benefits of $220 million, as well as our other deferred tax assets, to amounts that will more likely than not be realized. The net operating loss and tax credit carryforward benefits exist in state and foreign jurisdictions that have varying carryforward periods and restrictions on usage, including approximately $108 million in certain foreign jurisdictions that may be carried forward indefinitely. The estimation of future taxable income in these jurisdictions and our resulting ability to utilize net operating loss and tax credit carryforward benefits can significantly change based on future events, including our determinations as to the feasibility of certain tax planning strategies. Thus, recorded valuation allowances may be subject to material future changes.

As a matter of course, we are regularly audited by federal, state and foreign tax authorities. We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by these tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. At December 25, 2010, we had $308 million of unrecognized tax benefits, $227 million of which, if recognized, would affect the effective tax rate. We evaluate unrecognized tax benefits, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements, which may impact our ultimate payment for such exposures.

Additionally, we have not provided deferred tax for investments in foreign subsidiaries where the carrying values for financial reporting exceed the tax basis, totaling approximately $1.3 billion at December 25, 2010, as we believe the excess is essentially permanent in duration. If our intentions were to change in the future based on a change in circumstances, deferred tax may need to be provided on this excess that could materially impact income taxes.

See Note 17 for a further discussion of our income taxes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to financial market risks associated with interest rates, foreign currency exchange rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of derivative financial and commodity instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

Interest Rate Risk

We have a market risk exposure to changes in interest rates, principally in the U.S. We attempt to minimize this risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. These swaps are entered into with financial institutions and have reset dates and critical terms that match those of the underlying debt. Accordingly, any change in market value associated with interest rate swaps is offset by the opposite market impact on the related debt.

At December 25, 2010 and December 26, 2009, a hypothetical 100 basis point increase in short-term interest rates would result, over the following twelve-month period, in a reduction of approximately $8 million and $6 million, respectively, in income before income taxes. The estimated reductions are based upon the current level of variable rate debt and assume no changes in the volume or composition of that debt and include no impact from interest income related to cash and cash equivalents. In addition, the fair value of our derivative financial instruments at December 25, 2010 and December 26, 2009 would decrease approximately $22 million and $20 million, respectively. The fair value of our Senior Unsecured Notes at December 25, 2010 and December 26, 2009 would decrease approximately $191 million and $181 million, respectively. Fair value was determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration.

Foreign Currency Exchange Rate Risk

The combined International Division and China Division Operating Profits constitute more than 65% of our Operating Profit in 2010, excluding unallocated income (expenses). In addition, the Company's net asset exposure (defined as foreign currency assets less foreign currency liabilities) totaled approximately $3.2 billion as of December 25, 2010. Operating in international markets exposes the Company to movements in foreign currency exchange rates. The Company's primary exposures result from our operations in Asia-Pacific, Europe and the Americas. Changes in foreign currency exchange rates would impact the translation of our investments in foreign operations, the fair value of our foreign currency denominated financial instruments and our reported foreign currency denominated earnings and cash flows. For the fiscal year ended December 25, 2010, Operating Profit would have decreased approximately $135 million if all foreign currencies had uniformly weakened 10% relative to the U.S. dollar. The estimated reduction assumes no changes in sales volumes or local currency sales or input prices.

We attempt to minimize the exposure related to our investments in foreign operations by financing those investments with local currency debt when practical. In addition, we attempt to minimize the exposure related to foreign currency denominated financial instruments by purchasing goods and services from third parties in local currencies when practical. Consequently, foreign currency denominated financial instruments consist primarily of intercompany short-term receivables and payables. At times, we utilize forward contracts to reduce our exposure related to these intercompany short-term receivables and payables. The notional amount and maturity dates of these contracts match those of the underlying receivables or payables such that our foreign currency exchange risk related to these instruments is minimized.

Commodity Price Risk

We are subject to volatility in food costs as a result of market risk associated with commodity prices. Our ability to recover increased costs through higher pricing is, at times, limited by the competitive environment in which we operate. We manage our exposure to this risk primarily through pricing agreements with our vendors.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL INFORMATION

Financial Statement Schedules

No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above listed financial statements or notes thereto.

Form 10-K

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
YUM! Brands, Inc.

We have audited the accompanying consolidated balance sheets of YUM! Brands, Inc. and Subsidiaries (YUM) as of December 25, 2010 and December 26, 2009, and the related consolidated statements of income, cash flows, and shareholders' equity (deficit) and comprehensive income (loss) for each of the fiscal years in the three-year period ended December 25, 2010. We also have audited YUM's internal control over financial reporting as of December 25, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. YUM's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on these consolidated financial statements and an opinion on YUM's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YUM as of December 25, 2010 and December 26, 2009, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 25, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, YUM maintained, in all material respects, effective internal control over financial reporting as of December 25, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
Louisville, Kentucky
February 14, 2011

Consolidated Statements of Income
YUM! Brands, Inc. and Subsidiaries
Fiscal years ended December 25, 2010, December 26, 2009 and December 27, 2008
(in millions, except per share data)

	2010	2009	2008
Revenues			
Company sales	$ 9,783	$ 9,413	$ 9,843
Franchise and license fees and income	1,560	1,423	1,461
Total revenues	11,343	10,836	11,304
Costs and Expenses, Net			
Company restaurants			
Food and paper	3,091	3,003	3,239
Payroll and employee benefits	2,172	2,154	2,370
Occupancy and other operating expenses	2,857	2,777	2,856
Company restaurant expenses	8,120	7,934	8,465
General and administrative expenses	1,277	1,221	1,342
Franchise and license expenses	110	118	99
Closures and impairment (income) expenses	47	103	43
Refranchising (gain) loss	63	(26)	(5)
Other (income) expense	(43)	(104)	(157)
Total costs and expenses, net	9,574	9,246	9,787
Operating Profit	1,769	1,590	1,517
Interest expense, net	175	194	226
Income Before Income Taxes	1,594	1,396	1,291
Income tax provision	416	313	319
Net Income – including noncontrolling interest	1,178	1,083	972
Net Income – noncontrolling interest	20	12	8
Net Income – YUM! Brands, Inc.	$ 1,158	$ 1,071	$ 964
Basic Earnings Per Common Share	$ 2.44	$ 2.28	$ 2.03
Diluted Earnings Per Common Share	$ 2.38	$ 2.22	$ 1.96
Dividends Declared Per Common Share	$ 0.92	$ 0.80	$ 0.72

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
YUM! Brands, Inc. and Subsidiaries
Fiscal years ended December 25, 2010, December 26, 2009 and December 27, 2008
(in millions)

	2010	2009	2008
Cash Flows – Operating Activities			
Net Income – including noncontrolling interest	$ 1,178	$ 1,083	$ 972
Depreciation and amortization	589	580	556
Closures and impairment (income) expenses	47	103	43
Refranchising (gain) loss	63	(26)	(5)
Contributions to defined benefit pension plans	(52)	(280)	(66)
Gain upon consolidation of a former unconsolidated affiliate in China	—	(68)	—
Gain on sale of interest in Japan unconsolidated affiliate	—	—	(100)
Deferred income taxes	(110)	72	1
Equity income from investments in unconsolidated affiliates	(42)	(36)	(41)
Distributions of income received from unconsolidated affiliates	34	31	41
Excess tax benefit from share-based compensation	(69)	(59)	(44)
Share-based compensation expense	47	56	59
Changes in accounts and notes receivable	(12)	3	(6)
Changes in inventories	(68)	27	(8)
Changes in prepaid expenses and other current assets	61	(7)	4
Changes in accounts payable and other current liabilities	61	(62)	18
Changes in income taxes payable	104	(95)	39
Other, net	137	82	58
Net Cash Provided by Operating Activities	1,968	1,404	1,521
Cash Flows – Investing Activities			
Capital spending	(796)	(797)	(935)
Proceeds from refranchising of restaurants	265	194	266
Acquisitions and investments	(62)	(139)	(35)
Sales of property, plant and equipment	33	34	72
Other, net	(19)	(19)	(9)
Net Cash Used in Investing Activities	(579)	(727)	(641)
Cash Flows – Financing Activities			
Proceeds from long-term debt	350	499	375
Repayments of long-term debt	(29)	(528)	(268)
Revolving credit facilities, three months or less, net	(5)	(295)	279
Short-term borrowings by original maturity			
More than three months – proceeds	—	—	—
More than three months – payments	—	—	—
Three months or less, net	(3)	(8)	(11)
Repurchase shares of Common Stock	(371)	—	(1,628)
Excess tax benefit from share-based compensation	69	59	44
Employee stock option proceeds	102	113	72
Dividends paid on Common Stock	(412)	(362)	(322)
Other, net	(38)	(20)	—
Net Cash Used in Financing Activities	(337)	(542)	(1,459)
Effect of Exchange Rates on Cash and Cash Equivalents	21	(15)	(11)
Net Increase (Decrease) in Cash and Cash Equivalents	1,073	120	(590)
Change in Cash and Cash Equivalents due to consolidation of entities in China	—	17	17
Cash and Cash Equivalents – Beginning of Year	353	216	789
Cash and Cash Equivalents – End of Year	$ 1,426	$ 353	$ 216

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Consolidated Balance Sheets
YUM! Brands, Inc. and Subsidiaries
December 25, 2010 and December 26, 2009
(in millions)

	2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,426	$ 353
Accounts and notes receivable, net	256	239
Inventories	189	122
Prepaid expenses and other current assets	269	314
Deferred income taxes	61	81
Advertising cooperative assets, restricted	112	99
Total Current Assets	2,313	1,208
Property, plant and equipment, net	3,830	3,899
Goodwill	659	640
Intangible assets, net	475	462
Investments in unconsolidated affiliates	154	144
Other assets	519	544
Deferred income taxes	366	251
Total Assets	$ 8,316	$ 7,148
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and other current liabilities	$ 1,602	$ 1,413
Income taxes payable	61	82
Short-term borrowings	673	59
Advertising cooperative liabilities	112	99
Total Current Liabilities	2,448	1,653
Long-term debt	2,915	3,207
Other liabilities and deferred credits	1,284	1,174
Total Liabilities	6,647	6,034
Shareholders' Equity		
Common Stock, no par value, 750 shares authorized; 469 shares issued in 2010 and 2009	86	253
Retained earnings	1,717	996
Accumulated other comprehensive loss	(227)	(224)
Total Shareholders' Equity – YUM! Brands, Inc.	1,576	1,025
Noncontrolling interest	93	89
Total Shareholders' Equity	1,669	1,114
Total Liabilities and Shareholders' Equity	$ 8,316	$ 7,148

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Income (Loss)
YUM! Brands, Inc. and Subsidiaries
Fiscal years ended December 25, 2010, December 26, 2009 and December 27, 2008
(in millions)

	Yum! Brands, Inc.					
	Issued Common Stock		Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Noncontrolling Interest	Total
	Shares	Amount				
Balance at December 29, 2007	499	$ —	$ 1,119	$ 20	$ —	$ 1,139
Net Income			964		8	972
Foreign currency translation adjustment				(198)		(198)
Foreign currency translation adjustment included in Net Income				(25)		(25)
Pension and post-retirement benefit plans (net of tax impact of $114 million)				(208)		(208)
Net unrealized loss on derivative instruments (net of tax impact of $4 million)				(7)		(7)
Comprehensive Income						534
Consolidation of a former unconsolidated affiliate					12	12
Adjustment to change pension plans measurement dates (net of tax impact of $4 million)			(7)			(7)
Dividends declared			(339)		(6)	(345)
Repurchase of shares of Common Stock	(47)	(181)	(1,434)			(1,615)
Employee stock option and SARs exercises (includes tax impact of $40 million)	6	112				112
Compensation-related events (includes tax impact of $6 million)	1	76				76
Balance at December 27, 2008	459	$ 7	$ 303	$ (418)	$ 14	$ (94)
Net Income			1,071		12	1,083
Foreign currency translation adjustment				176		176
Pension and post-retirement benefit plans (net of tax impact of $9 million)				13		13
Net unrealized gain on derivative instruments (net of tax impact of $3 million)				5		5
Comprehensive Income						1,277
Purchase of subsidiary shares from noncontrolling interest					70	70
Dividends declared			(378)		(7)	(385)
Employee stock option and SARs exercises (includes tax impact of $57 million)	10	168				168
Compensation-related events (includes tax impact of $2 million)	—	78				78
Balance at December 26, 2009	469	$ 253	$ 996	$ (224)	$ 89	$ 1,114
Net Income			1,158		20	1,178
Foreign currency translation adjustment				8	4	12
Pension and post-retirement benefit plans (net of tax impact of $7 million)				(10)		(10)
Net unrealized loss on derivative instruments (net of tax impact of less than $1 million)				(1)		(1)
Comprehensive Income						1,179
Dividends declared			(437)		(20)	(457)
Repurchase of shares of Common Stock	(10)	(390)				(390)
Employee stock option and SARs exercises (includes tax impact of $73 million)	9	168				168
Compensation-related events (includes tax impact of $7 million)	1	55				55
Balance at December 25, 2010	469	$ 86	$ 1,717	$ (227)	$ 93	$ 1,669

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Notes to Consolidated Financial Statements

(Tabular amounts in millions, except share data)

Note 1 – Description of Business

YUM! Brands, Inc. and Subsidiaries (collectively referred to as "YUM" or the "Company") comprises the worldwide operations of KFC, Pizza Hut, Taco Bell, Long John Silver's ("LJS") and A&W All-American Food Restaurants ("A&W") (collectively the "Concepts"). YUM is the world's largest quick service restaurant company based on the number of system units, with more than 37,000 units of which approximately 48% are located outside the U.S. in more than 110 countries and territories. YUM was created as an independent, publicly-owned company on October 6, 1997 (the "Spin-off Date") via a tax-free distribution by our former parent, PepsiCo, Inc., of our Common Stock to its shareholders. References to YUM throughout these Consolidated Financial Statements are made using the first person notations of "we," "us" or "our."

Through our widely-recognized Concepts, we develop, operate, franchise and license a system of both traditional and non-traditional quick service restaurants. Each Concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices. Our traditional restaurants feature dine-in, carryout and, in some instances, drive-thru or delivery service. Non-traditional units, which are principally licensed outlets, include express units and kiosks which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. We also operate multibrand units, where two or more of our Concepts are operated in a single unit. In addition, we continue to pursue the combination of Pizza Hut and WingStreet, a flavored chicken wings concept we have developed.

YUM consists of six operating segments: KFC-U.S., Pizza Hut-U.S., Taco Bell-U.S., LJS/A&W-U.S., YUM Restaurants International ("YRI" or "International Division") and YUM Restaurants China ("China Division"). For financial reporting purposes, management considers the four U.S. operating segments to be similar and, therefore, has aggregated them into a single reportable operating segment ("U.S."). The China Division includes mainland China ("China"), and the International Division includes the remainder of our international operations.

At the beginning of 2010 we began reporting information for our Thailand and KFC Taiwan businesses within our International Division as a result of changes to our management reporting structure. These businesses now report to the President of YRI, whereas previously they reported to the President of the China Division. While this reporting change did not impact our consolidated results, segment information for previous periods has been restated to be consistent with the current period presentation throughout the Financial Statements and Notes thereto. For the years ended December 26, 2009 and December 27, 2008 this restatement resulted in decreases in Company sales of $270 million and $282 million, respectively, and decreases in Operating profit of $6 million and $9 million, respectively, for the China Division. Any impact of the restatement on the China Division reported figures was offset by the impact to the International Division reported figures.

Form 10-K

Note 2 – Summary of Significant Accounting Policies

Our preparation of the accompanying Consolidated Financial Statements in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States of America requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company evaluated subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission.

Principles of Consolidation and Basis of Preparation. Intercompany accounts and transactions have been eliminated in consolidation. We consolidate entities in which we have a controlling financial interest, the usual condition of which is ownership of a majority voting interest. We also consider for consolidation an entity, in which we have certain interests, where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity ("VIE"), is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that possesses the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that are significant to it.

Our most significant variable interests are in entities that operate restaurants under our Concepts' franchise and license arrangements. We do not generally have an equity interest in our franchisee or licensee businesses with the exception of certain entities in China as discussed below. Additionally, we do not typically provide significant financial support such as loans or guarantees to our franchisees and licensees. However, we do have variable interests in certain franchisees through real estate lease arrangements with them to which we are a party. At the end of 2010, YUM has future lease payments due from franchisees, on a nominal basis, of approximately $435 million. As our franchise and license arrangements provide our franchisee and licensee entities the power to direct the activities that most significantly impact their economic performance, we do not consider ourselves the primary beneficiary of any such entity that might be a VIE.

See Note 19 for additional information on an entity that operates a franchise lending program that is a VIE in which we have a variable interest but are not the primary beneficiary and thus do not consolidate.

Certain investments in Chinese entities that operate our Concepts as well as our investment in Little Sheep, a Chinese Hot Pot concept, are accounted for by the equity method. These entities are not VIEs and our lack of majority voting rights precludes us from controlling these affiliates. Thus, we do not consolidate these affiliates, instead accounting for them under the equity method. Our share of the net income or loss of those unconsolidated affiliates is included in Other (income) expense. On January 1, 2008 we began consolidating the entity that operates the KFCs in Beijing, China that was previously accounted for using the equity method. Additionally, in the second quarter of 2009 we began consolidating the entity that operates the KFCs in Shanghai, China, which was previously accounted for using the equity method. The increases in cash related to the consolidation of these entities' cash balances ($17 million in both instances) are presented as a single line item on our Consolidated Statements of Cash Flows.

We report Net income attributable to the non-controlling interest in the Beijing entity and, since its consolidation, the Shanghai entity, separately on the face of our Consolidated Statements of Income. The portion of equity in these entities not attributable to the Company is reported within equity, separately from the Company's equity on the Consolidated Balance Sheets.

See Note 4 for a further description of the accounting for the noncontrolling interests in the Shanghai entity and discussions on the impact on our Consolidated Financial Statements.

We participate in various advertising cooperatives with our franchisees and licensees established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and its franchise owners. Contributions to the advertising cooperatives are required for both Company operated and franchise restaurants and are generally based on a percent of restaurant sales. In certain of these cooperatives we possess majority voting rights, and thus control and consolidate the cooperatives. We report all assets and liabilities of these advertising cooperatives that we consolidate as Advertising cooperative assets, restricted and advertising cooperative liabilities in the Consolidated Balance Sheet. The advertising cooperatives assets, consisting primarily of cash received from the Company and franchisees and accounts receivable from franchisees, can only be used for selected purposes and are considered restricted. The advertising cooperative liabilities represent the corresponding obligation arising from the receipt of the contributions to purchase advertising and promotional programs. As the contributions to these cooperatives are designated and segregated for advertising, we act as an agent for the franchisees and licensees with regard to these contributions. Thus, we do not reflect franchisee and licensee contributions to these cooperatives in our Consolidated Statements of Income or Consolidated Statements of Cash Flows.

Fiscal Year. Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. The Company's next fiscal year with 53 weeks will be 2011. The first three quarters of each fiscal year consist of 12 weeks and the fourth quarter consists of 16 weeks in fiscal years with 52 weeks and 17 weeks in fiscal years with 53 weeks. Our subsidiaries operate on similar fiscal calendars except that certain international subsidiaries operate on a monthly calendar, with two months in the first quarter, three months in the second and third quarters and four months in the fourth quarter. All of our international businesses except China close one period or one month earlier to facilitate consolidated reporting.

Foreign Currency. The functional currency determination for operations outside the U.S. is based upon a number of economic factors, including but not limited to cash flows and financing transactions. Income and expense accounts are translated into U.S. dollars at the average exchange rates prevailing during the period. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) in the Consolidated Balance Sheet and are subsequently recognized as income or expense only upon sale or upon complete or substantially complete liquidation of the related investment in a foreign entity. Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency are included in Other (income) expense in our Consolidated Statement of Income.

Reclassifications. We have reclassified certain items in the accompanying Consolidated Financial Statements and Notes thereto for prior periods to be comparable with the classification for the fiscal year ended December 25, 2010. These reclassifications had no effect on previously reported Net Income – YUM! Brands, Inc.

Franchise and License Operations. We execute franchise or license agreements for each unit which set out the terms of our arrangement with the franchisee or licensee. Our franchise and license agreements typically require the franchisee or licensee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to our approval and their payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

The internal costs we incur to provide support services to our franchisees and licensees are charged to General and Administrative ("G&A") expenses as incurred. Certain direct costs of our franchise and license operations are charged to franchise and license expenses. These costs include provisions for estimated uncollectible fees, rent or depreciation expense associated with restaurants we sublease or lease to franchisees, franchise and license marketing funding, amortization expense for franchise related intangible assets and certain other direct incremental franchise and license support costs.

Revenue Recognition. Revenues from Company operated restaurants are recognized when payment is tendered at the time of sale. The Company presents sales net of sales tax and other sales related taxes. Income from our franchisees and licensees includes initial fees, continuing fees, renewal fees and rental income. We recognize initial fees received from a franchisee or licensee as revenue when we have performed substantially all initial services required by the franchise or license agreement, which is generally upon the opening of a store. We recognize continuing fees based upon a percentage of franchisee and licensee sales and rental income as earned. We recognize renewal fees when a renewal agreement with a franchisee or licensee becomes effective. We include initial fees collected upon the sale of a restaurant to a franchisee in Refranchising (gain) loss.

Direct Marketing Costs. We charge direct marketing costs to expense ratably in relation to revenues over the year in which incurred and, in the case of advertising production costs, in the year the advertisement is first shown. Deferred direct marketing costs, which are classified as prepaid expenses, consist of media and related advertising production costs which will generally be used for the first time in the next fiscal year and have historically not been significant. To the extent we participate in advertising cooperatives, we expense our contributions as incurred. Our advertising expenses were $557 million, $548 million and $584 million in 2010, 2009 and 2008, respectively. We report substantially all of our direct marketing costs in Occupancy and other operating expenses.

Research and Development Expenses. Research and development expenses, which we expense as incurred, are reported in G&A expenses. Research and development expenses were $33 million, $31 million and $34 million in 2010, 2009 and 2008, respectively.

Share-Based Employee Compensation. We recognize all share-based payments to employees, including grants of employee stock options and stock appreciation rights ("SARs"), in the financial statements as compensation cost over the service period based on their fair value on the date of grant. This compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest. We report this compensation cost consistent with the other compensation costs for the employee recipient in either Payroll and employee benefits or G&A expenses.

Impairment or Disposal of Property, Plant and Equipment. Property, plant and equipment ("PP&E") is tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are not recoverable if their carrying value is less than the undiscounted cash flows we expect to generate from such assets. If the assets are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value.

For purposes of impairment testing for PP&E, we have concluded that an individual restaurant is the lowest level of cash flows unless our intent is to refranchise restaurants as a group. We review our long-lived assets of such individual restaurants (primarily PP&E and allocated intangible assets subject to amortization) semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We use two consecutive years of operating losses as our primary indicator of potential impairment for our semi-annual impairment testing of these restaurant assets. We evaluate the recoverability of these restaurant assets by comparing the estimated undiscounted future cash flows, which are based on our entity specific assumptions, to the carrying value of such assets. For restaurant assets that are not deemed to be recoverable, we write down an impaired restaurant to its estimated fair value, which becomes its new cost basis. Fair value is an estimate of the price a franchisee would pay for the restaurant and its related assets and is determined by discounting the estimated future after-tax cash flows of the restaurant. The after-tax cash flows incorporate reasonable assumptions we believe a franchisee would make such as sales growth and margin improvement. The discount rate used in the fair value calculation is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

In executing our refranchising initiatives, we most often offer groups of restaurants. When we believe stores or groups of stores will be refranchised for a price less than their carrying value, but do not believe the store(s) have met the criteria to be classified as held for sale, we review the restaurants for impairment. We evaluate the recoverability of these restaurant assets at the date it is considered more likely than not that they will be refranchised by comparing estimated sales proceeds plus holding period cash flows, if any, to the carrying value of the restaurant or group of restaurants. For restaurant assets that are not deemed to be recoverable, we recognize impairment for any excess of carrying value over the fair value of the restaurants which is based on the expected net sales proceeds. To the extent ongoing agreements to be entered into with the franchisee simultaneous with the refranchising are expected to contain terms, such as royalty rates, not at prevailing market rates, we consider the off-market terms in our impairment evaluation. We recognize any such impairment charges in Refranchising (gain) loss. We classify restaurants as held for sale and suspend depreciation and amortization when (a) we make a decision to refranchise; (b) the stores can be immediately removed from operations; (c) we have begun an active program to locate a buyer; (d) significant changes to the plan of sale are not likely; and (e) the sale is probable within one year. Restaurants classified as held for sale are recorded at the lower of their carrying value or fair value less cost to sell. We recognize estimated losses on restaurants that are classified as held for sale in Refranchising (gain) loss.

Refranchising (gain) loss includes the gains or losses from the sales of our restaurants to new and existing franchisees, including impairment charges discussed above, and the related initial franchise fees. We recognize gains on restaurant refranchisings when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at-risk equity, and we are satisfied that the franchisee can meet its financial obligations. If the criteria for gain recognition are not met, we defer the gain to the extent we have a remaining financial exposure in connection with the sales transaction. Deferred gains are recognized when the gain recognition criteria are met or as our financial exposure is reduced. When we make a decision to retain a store, or group of stores, previously held for sale, we revalue the store at the lower of its (a) net book value at our original sale decision date less normal depreciation and amortization that would have been recorded during the period held for sale or (b) its current fair value. This value becomes the store's new cost basis. We record any resulting difference between the store's carrying amount and its new cost basis to Closure and impairment (income) expense.

When we decide to close a restaurant it is reviewed for impairment and depreciable lives are adjusted based on the expected disposal date. Other costs incurred when closing a restaurant such as costs of disposing of the assets as well as other facility-related expenses from previously closed stores are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income, if any. Any costs recorded upon store closure as well as any subsequent adjustments to liabilities for remaining lease obligations as a result of lease termination or changes in estimates of sublease income are recorded in Closures and impairment (income) expenses. To the extent we sell assets, primarily land, associated with a closed store, any gain or loss upon that sale is also recorded in Closures and impairment (income) expenses.

Considerable management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from our estimates.

Impairment of Investments in Unconsolidated Affiliates. We record impairment charges related to an investment in an unconsolidated affiliate whenever events or circumstances indicate that a decrease in the fair value of an investment has occurred which is other than temporary. In addition, we evaluate our investments in unconsolidated affiliates for impairment when they have experienced two consecutive years of operating losses. We recorded no impairment associated with our investments in unconsolidated affiliates during 2010, 2009 and 2008.

Guarantees. We recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken. The majority of our guarantees are issued as a result of assigning our interest in obligations under operating leases as a condition to the refranchising of certain Company restaurants. We recognize a liability for the fair value of such lease guarantees upon refranchising and upon subsequent renewals of such leases when we remain contingently liable. The related expense is included in Refranchising (gain) loss. The related expense for other franchise support guarantees not associated with a refranchising transaction is included in Franchise and license expense.

Income Taxes. We record deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Additionally, in determining the need for recording a valuation allowance against the carrying amount of deferred tax assets, we considered the amount of taxable income and periods over which it must be earned, actual levels of past taxable income and known trends, events or transactions that are expected to affect future levels of taxable income. Where we determined that it is more likely than not that all or a portion of an asset will not be realized, we recorded a valuation allowance.

We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Changes in judgment that result in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) are recognized as a discrete item in the interim period in which the change occurs.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as components of its Income tax provision.

See Note 17 for a further discussion of our income taxes.

Fair Value Measurements. Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available. If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market price of similar assets or the present value of expected future cash flows considering the risks involved, including counterparty performance risk if appropriate, and using discount rates appropriate for the duration. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1 Inputs based upon quoted prices in active markets for identical assets.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

Level 3 Inputs that are unobservable for the asset.

Cash and Cash Equivalents. Cash equivalents represent funds we have temporarily invested (with original maturities not exceeding three months), including short-term, highly liquid debt securities.

Receivables. The Company's receivables are primarily generated as a result of ongoing business relationships with our franchisees and licensees as a result of royalty and lease agreements. Trade receivables consisting of royalties from franchisees and licensees are generally due within 30 days of the period in which the corresponding sales occur and are classified as Accounts and notes receivable on our Consolidated Balance Sheets. Our provision for uncollectible franchise and licensee receivable balances is based upon pre-defined aging criteria or upon the occurrence of other events that indicate that we may not collect the balance due. Additionally, we monitor the financial condition of our franchisees and licensees and record provisions for estimated losses on receivables when we believe it probable that our franchisees or licensees will be unable to make their required payments. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond our control. Net provisions for uncollectible franchise and license trade receivables of $3 million, $11 million and $8 million were included in Franchise and license expenses in 2010, 2009 and 2008, respectively. Trade receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts.

	2010	2009
Accounts and notes receivable	$ 289	$ 274
Allowance for doubtful accounts	(33)	(35)
Accounts and notes receivable, net	$ 256	$ 239

Our financing receivables primarily consist of notes receivable and direct financing leases with franchisees which we enter into from time to time. As these receivables primarily relate to our ongoing business agreements with franchisees and licensees, we consider such receivables to have similar risk characteristics and evaluate them as one collective portfolio segment and class for determining the allowance for doubtful accounts. We monitor the financial condition of our franchisees and licensees and record provisions for estimated losses on receivables when we believe it probable that our franchisees or licensees will be unable to make their required payments. Balances of notes receivable and direct financing leases due within one year are included in Accounts and Notes Receivable while amounts due beyond one year are included in Other assets. Amounts included in Other assets totaled $57 million (net of an allowance of $30 million) and $66 million (net of an allowance of $33 million) at December 25, 2010 and December 26, 2009, respectively. Financing receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. Interest income recorded on financing receivables has traditionally been insignificant.

Form 10-K

Inventories. We value our inventories at the lower of cost (computed on the first-in, first-out method) or market.

Property, Plant and Equipment. We state property, plant and equipment at cost less accumulated depreciation and amortization. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the assets as follows: 5 to 25 years for buildings and improvements, 3 to 20 years for machinery and equipment and 3 to 7 years for capitalized software costs. As discussed above, we suspend depreciation and amortization on assets related to restaurants that are held for sale.

Leases and Leasehold Improvements. The Company leases land, buildings or both for more than 6,000 of its restaurants worldwide. Lease terms, which vary by country and often include renewal options, are an important factor in determining the appropriate accounting for leases including the initial classification of the lease as capital or operating and the timing of recognition of rent expense over the duration of the lease. We include renewal option periods in determining the term of our leases when failure to renew the lease would impose a penalty on the Company in such an amount that a renewal appears to be reasonably assured at the inception of the lease. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might be impaired if we choose not to continue the use of the leased property. Leasehold improvements, which are a component of buildings and improvements described above, are amortized over the shorter of their estimated useful lives or the lease term. We generally do not receive leasehold improvement incentives upon opening a store that is subject to a lease.

We expense rent associated with leased land or buildings while a restaurant is being constructed whether rent is paid or we are subject to a rent holiday. Additionally, certain of the Company's operating leases contain predetermined fixed escalations of the minimum rent during the lease term. For leases with fixed escalating payments and/or rent holidays, we record rent expense on a straight-line basis over the lease term, including any option periods considered in the determination of that lease term. Contingent rentals are generally based on sales levels in excess of stipulated amounts, and thus are not considered minimum lease payments and are included in rent expense when attainment of the contingency is considered probable.

Internal Development Costs and Abandoned Site Costs. We capitalize direct costs associated with the site acquisition and construction of a Company unit on that site, including direct internal payroll and payroll-related costs. Only those site-specific costs incurred subsequent to the time that the site acquisition is considered probable are capitalized. If we subsequently make a determination that a site for which internal development costs have been capitalized will not be acquired or developed, any previously capitalized internal development costs are expensed and included in G&A expenses.

Goodwill and Intangible Assets. From time to time, the Company acquires restaurants from one of our Concept's franchisees or acquires another business. Goodwill from these acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets and liabilities assumed. Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our operating segments in the U.S. (see Note 18), our YRI business units (typically individual countries) and our China Division brands. We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. Goodwill impairment tests consist of a comparison of each reporting unit's fair value with its carrying value. Fair value is the price a willing buyer would pay for a reporting unit, and is generally estimated using discounted expected future after-tax cash flows from Company operations and franchise royalties. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We have selected the beginning of our fourth quarter as the date on which to perform our ongoing annual impairment test for goodwill.

If we record goodwill upon acquisition of a restaurant(s) from a franchisee and such restaurant(s) is then sold within two years of acquisition, the goodwill associated with the acquired restaurant(s) is written off in its entirety. If the restaurant is refranchised two years or more subsequent to its acquisition, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which include a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transition. Appropriate adjustments are made if such franchise agreement is determined to not be at prevailing market rates. The fair value of the reporting unit retained is based on the price a willing buyer would pay for the reporting unit and includes the value of franchise agreements. As such, the fair value of the reporting unit retained can include expected cash flows from future royalties from those restaurants currently being refranchised, future royalties from existing franchise businesses and company restaurant operations. As a result, the percentage of a reporting unit's goodwill that will be written off in a refranchising transaction will be less than the percentage of the reporting unit's company restaurants that are refranchised in that transaction and goodwill can be allocated to a reporting unit with only franchise restaurants.

We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its estimated remaining useful life. Intangible assets that are deemed to have a definite life are amortized on a straight-line basis to their residual value.

For indefinite-lived intangible assets, our impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. We also perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter.

Our definite-lived intangible assets that are not allocated to an individual restaurant are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed impaired on a undiscounted basis is written down to its estimated fair value, which is our estimate of the price a willing buyer would pay for the intangible asset based on discounted expected future after-tax cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the definite-lived intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

Derivative Financial Instruments. Historically, our use of derivative instruments has primarily been to hedge risk associated with interest rates and foreign currency denominated assets and liabilities. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use.

We record all derivative instruments on our Consolidated Balance Sheet at fair value. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments that are designated and qualify as a net investment hedge, the effective portion of the gain or loss on the derivative instrument is reported in the foreign currency translation component of other comprehensive income (loss). Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge or net investment hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Note 12 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Common Stock Share Repurchases. From time to time, we repurchase shares of our Common Stock under share repurchase programs authorized by our Board of Directors. Shares repurchased constitute authorized, but unissued shares under the North Carolina laws under which we are incorporated. Additionally, our Common Stock has no par or stated value. Accordingly, we record the full value of share repurchases, upon the trade date, against Common Stock on our Consolidated Balance Sheet except when to do so would result in a negative balance in such Common Stock account. In such instances, on a period basis, we record the cost of any further share repurchases as a reduction in retained earnings. Due to the large number of share repurchases and the increase in the market value of our stock over the past several years, our Common Stock balance is frequently zero at the end of any period. Our Common Stock balance was such that no share repurchases impacted Retained Earnings in 2010, while $1,434 million in share repurchases were recorded as a reduction in Retained Earnings in 2008. There were no shares of our Common Stock repurchased during 2009. See Note 16 for additional information.

Pension and Post-retirement Medical Benefits. We measure and recognize the overfunded or underfunded status of our pension and post-retirement plans as an asset or liability in our Consolidated Balance Sheet as of our fiscal year end. The funded status represents the difference between the projected benefit obligation and the fair value of plan assets. The projected benefit obligation is the present value of benefits earned to date by plan participants, including the effect of future salary increases, as applicable. The difference between the projected benefit obligation and the fair value of assets that has not previously been recognized as expense is recorded as a component of Accumulated other comprehensive income (loss).

Note 3 – Earnings Per Common Share ("EPS")

	2010	2009	2008
Net Income – YUM! Brands, Inc.	$ 1,158	$ 1,071	$ 964
Weighted-average common shares outstanding (for basic calculation)	474	471	475
Effect of dilutive share-based employee compensation	12	12	16
Weighted-average common and dilutive potential common shares outstanding (for diluted calculation)	486	483	491
Basic EPS	$ 2.44	$ 2.28	$ 2.03
Diluted EPS	$ 2.38	$ 2.22	$ 1.96
Unexercised employee stock options and stock appreciation rights (in millions) excluded from the diluted EPS computation[a]	2.2	13.3	5.9

(a) These unexercised employee stock options and stock appreciation rights were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Form 10-K

Note 4 – Items Affecting Comparability of Net Income and Cash Flows

U.S. Business Transformation

As part of our plan to transform our U.S. business we took several measures in 2010, 2009 and 2008 ("the U.S. business transformation measures"). These measures include: expansion of our U.S. refranchising; General and Administrative ("G&A") productivity initiatives and realignment of resources (primarily severance and early retirement costs); and investments in our U.S. Brands made on behalf of our franchisees such as equipment purchases.

In the years ended December 25, 2010 and December 27, 2008, we recorded pre-tax losses of $18 million and $5 million from refranchising in the U.S., respectively. In the year ended December 26, 2009, we recorded a pre-tax refranchising gain of $34 million in the U.S. The loss recorded in the year ended December 25, 2010 is the net result of gains from 404 restaurants sold and non-cash impairment charges related to our offers to refranchise restaurants in the U.S., principally a substantial portion of our Company operated KFC restaurants.

In connection with our G&A productivity initiatives and realignment of resources we recorded pre-tax charges of $9 million, $16 million and $49 million in the years ended December 25, 2010, December 26, 2009 and December 27, 2008, respectively. The unpaid current liability for the severance portion of these charges was $1 million, $5 million and $27 million as of December 25, 2010, December 26, 2009 and December 27, 2008, respectively. Severance payments in the years ended December 25, 2010 and December 26, 2009 totaled approximately $7 million and $26 million, respectively.

Additionally, the Company recognized a reduction to Franchise and license fees and income of $32 million in the year ended December 26, 2009 related to investments in our U.S. Brands. These investments reflect our reimbursements to KFC franchisees for installation costs of ovens for the national launch of Kentucky Grilled Chicken. The reimbursements were recorded as a reduction to Franchise and license fees and income as we would not have provided the reimbursements absent the ongoing franchise relationship. In the year ended December 27, 2008, the Company recognized pre-tax expense of $7 million related to investments in our U.S. Brands in Franchise and license expenses.

As a result of a decline in future profit expectations for our LJS and A&W-U.S. businesses due in part to the impact of a reduced emphasis on multi-branding, we recorded a non-cash charge of $26 million, which resulted in no related income tax benefit, in the fourth quarter of 2009 to write-off goodwill associated with these businesses.

We are not including the impacts of these U.S. business transformation measures in our U.S. segment for performance reporting purposes as we do not believe they are indicative of our ongoing operations. Additionally, we are not including the depreciation reduction of $9 million for the year ended December 25, 2010, arising from the impairment of the KFCs offered for sale in the year ended December 25, 2010 within our U.S. segment for performance reporting purposes. Rather, we are recording such reduction as a credit within unallocated Occupancy and other operating expenses resulting in depreciation expense for these restaurants continuing to be recorded in the U.S. segment at the rate at which it was prior to the impairment charge being recorded.

Russia Acquisition

On July 1, 2010, we completed the exercise of our option with our Russian partner to purchase their interest in the co-branded Rostik's-KFC restaurants across Russia and the Commonwealth of Independent States. As a result, we acquired company ownership of 50 restaurants and gained full rights and responsibilities as franchisor of 81 restaurants, which our partner previously managed as master franchisee. Upon exercise of our option, we paid cash of $56 million, net of settlement of a long-term note receivable of $11 million, and assumed long-term debt of $10 million. The remaining balance of the purchase price, anticipated to be $11 million, will be paid in cash in July 2012. As a result of our preliminary purchase price allocation for this acquisition, our Consolidated Balance Sheet includes $36 million of goodwill and $36 million of identifiable intangibles at December 25, 2010. The impact of consolidating this business on all line items within our Consolidated Statement of Income was insignificant for the year ended December 25, 2010.

The pro forma impact on our results of operations if the acquisition had been completed as of the beginning of 2010 or 2009 would not have been significant.

Acquisition of Interest in Little Sheep

During 2009, our China Division paid approximately $103 million, in several tranches, to purchase 27% of the outstanding common shares of Little Sheep Group Limited ("Little Sheep") and obtain Board of Directors representation. We began reporting our investment in Little Sheep using the equity method of accounting and this investment is included in Investments in unconsolidated affiliates on our Consolidated Balance Sheets. Equity income recognized from our investment in Little Sheep was not significant in the years ended December 25, 2010 and December 26, 2009.

Little Sheep is the leading brand in China's "Hot Pot" restaurant category with approximately 375 restaurants, primarily in China as well as Hong Kong, Japan, Canada and the U.S.

Consolidation of a Former Unconsolidated Affiliate in Shanghai, China

On May 4, 2009 we acquired an additional 7% ownership in the entity that operates more than 200 KFCs in Shanghai, China for $12 million, increasing our ownership to 58%. The acquisition was driven by our desire to increase our management control over the entity and further integrate the business with the remainder of our KFC operations in China. Prior to our acquisition of this additional interest, this entity was accounted for as an unconsolidated affiliate under the equity method of accounting due to the effective participation of our partners in the significant decisions of the entity that were made in the ordinary course of business. Concurrent with the acquisition we received additional rights in the governance of the entity, and thus we began consolidating the entity upon acquisition. As required by GAAP, we remeasured our previously held 51% ownership in the entity, which had a recorded value of $17 million at the date of acquisition, at fair value and recognized a gain of $68 million accordingly. This gain, which resulted in no related income tax expense, was recorded in Other (income) expense on our Consolidated Statement of Income during 2009 and was not allocated to any segment for performance reporting purposes.

Under the equity method of accounting, we previously reported our 51% share of the net income of the unconsolidated affiliate (after interest expense and income taxes) as Other (income) expense in the Consolidated Statements of Income. We also recorded a franchise fee for the royalty received from the stores owned by the unconsolidated affiliate. From the date of the acquisition, we have reported the results of operations for the entity in the appropriate line items of our Consolidated Statements of Income. We no longer recorded franchise fee income for these restaurants nor did we report Other (income) expense as we did under the equity method of accounting. Net income attributable to our partner's ownership percentage is recorded in Net Income – noncontrolling interest. For the years ended December 25, 2010 and December 26, 2009, the consolidation of the existing restaurants upon acquisition increased Company sales by $98 million and $192 million, respectively, and decreased Franchise and license fees and income by $6 million and $12 million, respectively. For the years ended December 25, 2010 and December 26, 2009, the consolidation of the existing restaurants upon acquisition increased Operating Profit by $3 million and $4 million, respectively. The impact on Net Income – YUM! Brands, Inc. was not significant to either the year ended December 25, 2010 or December 26, 2009.

The pro forma impact on our results of operations if the acquisition had been completed as of the beginning of 2009 would not have been significant.

Sale of Our Interest in Our Japan Unconsolidated Affiliate

In December 2007, we sold our interest in our unconsolidated affiliate in Japan for $128 million in cash (including the impact of related foreign currency,contracts that were settled in December 2007). Our international subsidiary that owned this interest operates on a fiscal calendar with a period end that is approximately one month earlier than our consolidated period close. Thus, consistent with our historical treatment of events occurring during the lag period, the pre-tax gain on the sale of this investment of $100 million was recorded in the quarter ended March 22, 2008 to Other (income) expense in the Consolidated Statement of Income and was not allocated to any segment for performance reporting purposes. However, the cash proceeds from this transaction were transferred from our international subsidiary to the U.S. in December 2007 and thus were reported on our Consolidated Statement of Cash Flows for the year ended December 29, 2007.

Facility Actions

Refranchising (gain) loss, Store closure (income) costs and Store impairment charges by reportable segment are as follows:

	2010			
	China Division	YRI	U.S.	Worldwide
Refranchising (gain) loss[(a) (b) (c)]	$ (8)	$ 53	$ 18	$ 63
Store closure (income) costs[(d)]	$ —	$ 2	$ 3	$ 5
Store impairment charges	16	12	14	42
Closure and impairment (income) expenses	$ 16	$ 14	$ 17	$ 47

	2009			
	China Division	YRI	U.S.	Worldwide
Refranchising (gain) loss[(a) (c)]	$ (3)	$ 11	$ (34)	$ (26)
Store closure (income) costs[(d)]	$ (4)	$ —	$ 13	$ 9
Store impairment charges[(e)]	13	22	33	68
Closure and impairment (income) expenses[(f)]	$ 9	$ 22	$ 46	$ 77

	2008			
	China Division	YRI	U.S.	Worldwide
Refranchising (gain) loss[(a)]	$ (1)	$ (9)	$ 5	$ (5)
Store closure (income) costs[(d)]	$ (3)	$ (5)	$ (4)	$ (12)
Store impairment charges	7	14	34	55
Closure and impairment (income) expenses	$ 4	$ 9	$ 30	$ 43

Form 10-K

(a) Refranchising (gain) loss is not allocated to segments for performance reporting purposes.

(b) U.S. refranchising loss for the year ended December 25, 2010 is the net result of gains from 404 restaurants sold and non-cash impairment charges related to our offers to refranchise KFCs in the U.S. While we did not yet believe these KFCs met the criteria to be classified as held for sale, we did, consistent with our historical practice, review the restaurants for impairment as a result of our offer to refranchise. We recorded impairment charges where we determined that the carrying value of restaurant groups to be sold was not recoverable based upon our estimate of expected refranchising proceeds and holding period cash flows anticipated while we continue to operate the restaurants as company units. For those restaurant groups deemed impaired, we wrote such restaurant groups down to our estimate of their fair values, which were based on the sales price we would expect to receive from a franchisee for each restaurant group. This fair value determination considered current market conditions, real-estate values, trends in the KFC-U.S. business, prices for similar transactions in the restaurant industry and preliminary offers for the restaurant group to date. We continued to depreciate the pre-impairment charges carrying value of these restaurants for periods prior to impairment being recorded and continued to depreciate the post-impairment charges carrying value thereafter. We will continue to depreciate the post-impairment charges carrying value going forward until the date we believe the held for sale criteria for any restaurants are met. Additionally, we will continue to review the restaurant groups for any further necessary impairment. The aforementioned non-cash write downs totaling $85 million do not include any allocation of the KFC reporting unit goodwill in the restaurant group carrying value. This additional non-cash write down would be recorded, consistent with our historical policy, if the restaurant groups, or any subset of the restaurant groups, ultimately meet the criteria to be classified as held for sale. We will also be required to record a charge for the fair value of our guarantee of future lease payments for leases we assign to the franchisee upon any sale.

(c) In the fourth quarter of 2010 we recorded a $52 million loss on the refranchising of our Mexico equity market as we sold all of our company owned restaurants, comprised of 222 KFCs and 123 Pizza Huts, to an existing Latin American franchise partner. The buyer will also serve as the master franchisee for Mexico which had 102 KFCs and 53 Pizza Hut franchise restaurants at the time of the transaction. The write off of goodwill included in this loss was minimal as our Mexico reporting unit includes an insignificant amount of goodwill. This loss did not result in any related income tax benefit and was not allocated to any segment for performance reporting purposes.

During the year ended December 26, 2009 we recognized a non-cash $10 million refranchising loss as a result of our decision to offer to refranchise our KFC Taiwan equity market. During the year ended December 25, 2010 we refranchised all of our remaining company restaurants in Taiwan, which consisted of 124 KFCs. We included in our December 25, 2010 financial statements a non-cash write-off of $7 million of goodwill in determining the loss on refranchising of Taiwan. Neither of these losses resulted in a related income tax benefit, and neither loss was allocated to any segment for performance reporting purposes. The amount of goodwill write-off was based on the relative fair values of the Taiwan business disposed of and the portion of the business that was retained. The fair value of the business disposed of was determined by reference to the discounted value of the future cash flows expected to be generated by the restaurants and retained by the franchisee, which include a deduction for the anticipated royalties the franchisee will pay the Company associated with the franchise agreement entered into in connection with this refranchising transaction. The fair value of the Taiwan business retained consists of expected, net cash flows to be derived from royalties from franchisees, including the royalties associated with the franchise agreement entered into in connection with this refranchising transaction. We believe the terms of the franchise agreement entered into in connection with the Taiwan refranchising are substantially consistent with market. The remaining carrying value of goodwill related to our Taiwan business of $30 million, after the aforementioned write-off, was determined not to be impaired as the fair value of the Taiwan reporting unit exceeded its carrying amount.

(d) Store closure (income) costs include the net gain or loss on sales of real estate on which we formerly operated a Company restaurant that was closed, lease reserves established when we cease using a property under an operating lease and subsequent adjustments to those reserves and other facility-related expenses from previously closed stores.

(e) The 2009 store impairment charges for YRI include $12 million of goodwill impairment for our Pizza Hut South Korea market. See Note 9.

(f) In 2009, an additional $26 million of goodwill impairment related to our LJS and A&W-U.S. businesses was not allocated to segments for performance reporting purposes and is not included in this table. See Note 9.

The following table summarizes the 2010 and 2009 activity related to reserves for remaining lease obligations for closed stores.

	Beginning Balance	Amounts Used	New Decisions	Estimate/Decision Changes	CTA/ Other	Ending Balance
2010 Activity	$ 27	(12)	8	—	5	$ 28
2009 Activity	$ 27	(12)	10	4	(2)	$ 27

Assets held for sale at December 25, 2010 and December 26, 2009 total $23 million and $32 million, respectively, of U.S. property, plant and equipment and are included in prepaid expenses and other current assets in our Consolidated Balance Sheets.

Note 5 – Supplemental Cash Flow Data

	2010	2009	2008
Cash Paid For:			
Interest	$ 190	$ 209	$ 248
Income taxes	357	308	260
Significant Non-Cash Investing and Financing Activities:			
Capital lease obligations incurred to acquire assets	$ 16	$ 7	$ 24
Net investment in direct financing leases	2	8	26
Increase (decrease) in accrued capital expenditures	51	(17)	12

Note 6 – Franchise and License Fees and Income

	2010	2009	2008
Initial fees, including renewal fees	$ 54	$ 57	$ 61
Initial franchise fees included in refranchising gains	(15)	(17)	(20)
	39	40	41
Continuing fees and rental income	1,521	1,383	1,420
	$ 1,560	$ 1,423	$ 1,461

Form 10-K

Note 7 – Other (Income) Expense

	2010	2009	2008
Equity income from investments in unconsolidated affiliates	$ (42)	$ (36)	$ (41)
Gain upon consolidation of a former unconsolidated affiliate in China[a]	—	(68)	—
Gain upon sale of investment in unconsolidated affiliate[b]	—	—	(100)
Foreign exchange net (gain) loss and other	(1)	—	(16)
Other (income) expense	$ (43)	$ (104)	$ (157)

(a) See Note 4 for further discussion of the consolidation of a former unconsolidated affiliate in Shanghai, China.

(b) Fiscal year 2008 reflects the gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 4.

Note 8 – Supplemental Balance Sheet Information

Prepaid Expenses and Other Current Assets	2010	2009
Income tax receivable	$ 115	$ 158
Other prepaid expenses and current assets	154	156
	$ 269	$ 314

Property, Plant and Equipment	2010	2009
Land	$ 542	$ 538
Buildings and improvements	3,709	3,800
Capital leases, primarily buildings	274	282
Machinery and equipment	2,578	2,627
Property, Plant and equipment, gross	7,103	7,247
Accumulated depreciation and amortization	(3,273)	(3,348)
Property, Plant and equipment, net	$ 3,830	$ 3,899

Depreciation and amortization expense related to property, plant and equipment was $565 million, $553 million and $542 million in 2010, 2009 and 2008, respectively.

Accounts Payable and Other Current Liabilities	2010	2009
Accounts payable	$ 540	$ 499
Accrued capital expenditures	174	123
Accrued compensation and benefits	357	342
Dividends payable	118	98
Accrued taxes, other than income taxes	95	100
Other current liabilities	318	251
	$ 1,602	$ 1,413

Note 9 – Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	China Division	YRI	U.S.	Worldwide
Balance as of December 27, 2008				
Goodwill, gross	$ 30	$ 224	$ 356	$ 610
Accumulated impairment losses	—	(5)	—	(5)
Goodwill, net	30	219	356	605
Acquisitions	52	—	1	54
Impairment losses[(a)] [(b)]	—	(12)	(26)	(38)
Disposals and other, net[(c)]	—	25	(5)	19
Balance as of December 26, 2009				
Goodwill, gross	82	249	352	683
Accumulated impairment losses	—	(17)	(26)	(43)
Goodwill, net	82	232	326	640
Acquisitions[(d)]	—	37	—	37
Disposals and other, net[(c)]	3	(17)	(4)	(18)
Balance as of December 25, 2010				
Goodwill, gross	85	269	348	702
Accumulated impairment losses	—	(17)	(26)	(43)
Goodwill, net	$ 85	$ 252	$ 322	$ 659

(a) We recorded a non-cash goodwill impairment charge of $26 million, which resulted in no related tax benefit, associated with our LJS and A&W-U.S. reporting unit in the fourth quarter of 2009 as the carrying value of this reporting unit exceeded its fair value. The fair value of the reporting unit was based on our discounted expected after-tax cash flows from the future royalty stream, net of G&A, expected to be earned from the underlying franchise agreements. These cash flows incorporated the decline in future profit expectations for our LJS and A&W-U.S. reporting unit which were due in part to the impact of a reduced emphasis on multi-branding as a U.S. growth strategy. This charge was recorded in Closure and impairment (income) expenses in our Consolidated Statement of Income and was not allocated to the U.S. segment for performance reporting purposes. See Note 4.

(b) We recorded a non-cash goodwill impairment charge of $12 million for our Pizza Hut South Korea reporting unit in the fourth quarter of 2009 as the carrying value of this reporting unit exceeded its fair value. The fair value of this reporting unit was based on the discounted expected after-tax cash flows from company operations and franchise royalties for the business. Our expectations of future cash flows were negatively impacted by recent profit declines the business has experienced. This charge was recorded in Closure and impairment (income) expenses in our Consolidated Statement of Income and was allocated to our International segment for performance reporting purposes.

Form 10-K

(c) Disposals and other, net includes the impact of foreign currency translation on existing balances and goodwill write-offs associated with refranchising.

(d) We recorded goodwill in our International segment related to the July 1, 2010 exercise of our option with our Russian partner to purchase their interest in the co-branded Rostik's-KFC restaurants across Russia and the Commonwealth of Independent States. See Note 4.

Intangible assets, net for the years ended 2010 and 2009 are as follows:

	2010		2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets				
Franchise contract rights	$ 163	$ (83)	$ 153	$ (78)
Trademarks/brands	234	(57)	225	(48)
Lease tenancy rights	56	(12)	66	(24)
Favorable operating leases	27	(10)	27	(8)
Reacquired franchise rights	143	(20)	121	(8)
Other	5	(2)	7	(2)
	$ 628	$ (184)	$ 599	$ (168)
Indefinite-lived intangible assets				
Trademarks/brands	$ 31		$ 31	

Amortization expense for all definite-lived intangible assets was $29 million in 2010, $25 million in 2009 and $18 million in 2008. Amortization expense for definite-lived intangible assets will approximate $28 million annually in 2011 and 2012, $26 million in 2013, $24 million in 2014 and $23 million in 2015.

Form 10-K

Note 10 – Short-term Borrowings and Long-term Debt

	2010	2009
Short-term Borrowings		
Current maturities of long-term debt	$ 673	$ 56
Other	—	3
	$ 673	$ 59
Long-term Debt		
Unsecured International Revolving Credit Facility, expires November 2012	$ —	$ —
Unsecured Revolving Credit Facility, expires November 2012	—	5
Senior Unsecured Notes	3,257	2,906
Capital lease obligations (See Note 11)	236	249
Other, due through 2019 (11%)	64	67
	3,557	3,227
Less current maturities of long-term debt	(673)	(56)
Long-term debt excluding hedge accounting adjustment	2,884	3,171
Derivative instrument hedge accounting adjustment (See Note 12)	31	36
Long-term debt including hedge accounting adjustment	$ 2,915	$ 3,207

Our primary bank credit agreement comprises a $1.15 billion syndicated senior unsecured revolving credit facility (the "Credit Facility") which matures in November 2012 and includes 24 participating banks with commitments ranging from $10 million to $113 million. Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit, less outstanding letters of credit or banker's acceptances, where applicable. At December 25, 2010, our unused Credit Facility totaled $998 million net of outstanding letters of credit of $152 million. There were no borrowings outstanding under the Credit Facility at December 25, 2010. The interest rate for borrowings under the Credit Facility ranges from 0.25% to 1.25% over the London Interbank Offered Rate ("LIBOR") or is determined by an Alternate Base Rate, which is the greater of the Prime Rate or the Federal Funds Rate plus 0.50%. The exact spread over LIBOR or the Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly.

We also have a $350 million, syndicated revolving credit facility (the "International Credit Facility," or "ICF") which matures in November 2012 and includes 6 banks with commitments ranging from $35 million to $90 million. There was available credit of $350 million and no borrowings outstanding under the ICF at the end of 2010. The interest rate for borrowings under the ICF ranges from 0.31% to 1.50% over LIBOR or is determined by a Canadian Alternate Base Rate, which is the greater of the Citibank, N.A., Canadian Branch's publicly announced reference rate or the "Canadian Dollar Offered Rate" plus 0.50%. The exact spread over LIBOR or the Canadian Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the ICF is payable at least quarterly.

The Credit Facility and the ICF are unconditionally guaranteed by our principal domestic subsidiaries. Additionally, the ICF is unconditionally guaranteed by YUM. These agreements contain financial covenants relating to maintenance of leverage and fixed charge coverage ratio and also contain affirmative and negative covenants including, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. Given the Company's balance sheet and cash flows we were able to comply with all debt covenant requirements at December 25, 2010 with a considerable amount of cushion.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes with varying maturity dates from 2011 through 2037 and stated interest rates ranging from 3.88% to 8.88%. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness.

During the third quarter of 2010, we issued $350 million aggregate principal amount of 3.88% 10 year Senior Unsecured Notes due to the favorable credit markets. As a result of issuing the Senior Unsecured Notes as well as our continued strong cash flows from operating activities, we have cash and cash equivalents at December 25, 2010 that are higher than our historical levels. Our cash equivalents are temporarily invested in short-term investment grade securities with maturities of three months or less.

The following table summarizes all Senior Unsecured Notes issued that remain outstanding at December 25, 2010:

			Interest Rate	
Issuance Date[a]	Maturity Date	Principal Amount (in millions)	Stated	Effective[b]
April 2001	April 2011	$ 650	8.88%	9.20%
June 2002	July 2012	$ 263	7.70%	8.04%
April 2006	April 2016	$ 300	6.25%	6.03%
October 2007	March 2018	$ 600	6.25%	6.38%
October 2007	November 2037	$ 600	6.88%	7.29%
September 2009	September 2015	$ 250	4.25%	4.44%
September 2009	September 2019	$ 250	5.30%	5.59%
August 2010	November 2020	$ 350	3.88%	3.89%

(a) Interest payments commenced six months after issuance date and are payable semi-annually thereafter.

(b) Includes the effects of the amortization of any (1) premium or discount; (2) debt issuance costs; and (3) gain or loss upon settlement of related treasury locks and forward starting interest rate swaps utilized to hedge the interest rate risk prior to the debt issuance. Excludes the effect of any swaps that remain outstanding as described in Note 12.

Both the Credit Facility and the ICF contain cross-default provisions whereby our failure to make any payment on any of our indebtedness in a principal amount in excess of $100 million, or the acceleration of the maturity of any such indebtedness, will constitute a default under such agreement. Our Senior Unsecured Notes provide that the acceleration of the maturity of any of our indebtedness in a principal amount in excess of $50 million will constitute a default under the Senior Unsecured Notes if such acceleration is not annulled, or such indebtedness is not discharged, within 30 days after notice.

The annual maturities of short-term borrowings and long-term debt as of December 25, 2010, excluding capital lease obligations of $236 million and derivative instrument adjustments of $31 million, are as follows:

Year ended:	
2011	$ 653
2012	268
2013	5
2014	6
2015	257
Thereafter	2,138
Total	$ 3,327

Interest expense on short-term borrowings and long-term debt was $195 million, $212 million and $253 million in 2010, 2009 and 2008, respectively.

Note 11 – Leases

At December 25, 2010 we operated more than 7,200 restaurants, leasing the underlying land and/or building in more than 6,000 of those restaurants with the vast majority of our commitments expiring within 20 years from the inception of the lease. Our longest lease expires in 2151. We also lease office space for headquarters and support functions, as well as certain office and restaurant equipment. We do not consider any of these individual leases material to our operations. Most leases require us to pay related executory costs, which include property taxes, maintenance and insurance.

Future minimum commitments and amounts to be received as lessor or sublessor under non-cancelable leases are set forth below:

	Commitments		Lease Receivables	
	Capital	Operating	Direct Financing	Operating
2011	$ 26	$ 550	$ 12	$ 49
2012	63	514	12	42
2013	23	483	17	38
2014	23	447	16	37
2015	23	405	13	34
Thereafter	222	2,605	58	151
	$ 380	$ 5,004	$ 128	$ 351

At December 25, 2010 and December 26, 2009, the present value of minimum payments under capital leases was $236 million and $249 million, respectively. At December 25, 2010 and December 26, 2009, unearned income associated with direct financing lease receivables was $50 million and $61 million, respectively.

The details of rental expense and income are set forth below:

	2010	2009	2008
Rental expense			
Minimum	$ 565	$ 541	$ 531
Contingent	158	123	113
	$ 723	$ 664	$ 644
Minimum rental income	$ 44	$ 38	$ 28

Form 10-K

Note 12 – Derivative Instruments

The Company is exposed to certain market risks relating to its ongoing business operations. The primary market risks managed by using derivative instruments are interest rate risk and cash flow volatility arising from foreign currency fluctuations.

We enter into interest rate swaps with the objective of reducing our exposure to interest rate risk and lowering interest expense for a portion of our fixed-rate debt. At December 25, 2010, our interest rate derivative instruments outstanding had notional amounts of $925 million and have been designated as fair value hedges of a portion of our debt. The critical terms of these swaps, including reset dates and floating rate indices match those of our underlying fixed-rate debt and no ineffectiveness has been recorded.

We enter into foreign currency forward contracts with the objective of reducing our exposure to cash flow volatility arising from foreign currency fluctuations associated with certain foreign currency denominated intercompany short-term receivables and payables. The notional amount, maturity date, and currency of these contracts match those of the underlying receivables or payables. For those foreign currency exchange forward contracts that we have designated as cash flow hedges, we measure ineffectiveness by comparing the cumulative change in the fair value of the forward contract with the cumulative change in the fair value of the hedged item. At December 25, 2010, foreign currency forward contracts outstanding had a total notional amount of $390 million.

The fair values of derivatives designated as hedging instruments for the years ended December 25, 2010 and December 26, 2009 were:

	Fair Value		Consolidated Balance Sheet Location
	2010	2009	
Interest Rate Swaps - Asset	$ 8	$ —	Prepaid expenses and other current assets
Interest Rate Swaps - Asset	33	44	Other assets
Foreign Currency Forwards - Asset	7	6	Prepaid expenses and other current assets
Foreign Currency Forwards - Liability	(3)	(3)	Accounts payable and other current liabilities
Total	$ 45	$ 47	

The unrealized gains associated with our interest rate swaps that hedge the interest rate risk for a portion of our debt have been reported as an addition of $5 million and $26 million to Short-term borrowings and Long-term debt, respectively at December 25, 2010 and $36 million to Long-term debt at December 26, 2009. During the years ended December 25, 2010 and December 26, 2009, Interest expense, net was reduced by $33 million and $31 million, respectively for recognized gains on these interest rate swaps.

Form 10-K

For our foreign currency forward contracts the following effective portions of gains and losses were recognized into Other Comprehensive Income ("OCI") and reclassified into income from OCI in the years ended December 25, 2010 and December 26, 2009.

	2010	2009
Gains (losses) recognized into OCI, net of tax	$ 32	$ (9)
Gains (losses) reclassified from Accumulated OCI into income, net of tax	$ 33	$ (14)

The gains/losses reclassified from Accumulated OCI into income were recognized as Other income (expense) in our Consolidated Statement of Income, largely offsetting foreign currency transaction losses/gains recorded when the related intercompany receivables and payables were adjusted for foreign currency fluctuations. Changes in fair values of the foreign currency forwards recognized directly in our results of operations either from ineffectiveness or exclusion from effectiveness testing were insignificant in the years ended December 25, 2010 and December 26, 2009.

Additionally, we had a net deferred loss of $13 million and $12 million, net of tax, as of December 25, 2010 and December 26, 2009, respectively within Accumulated OCI due to treasury locks and forward starting interest rate swaps that have been cash settled, as well as outstanding foreign currency forward contracts. The majority of this loss arose from the settlement of forward starting interest rate swaps entered into prior to the issuance of our Senior Unsecured Notes due in 2037, and is being reclassed into earnings through 2037 to interest expense. In 2010, 2009 and 2008 an insignificant amount was reclassified from Accumulated OCI to Interest expense, net as a result of these previously settled cash flow hedges.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 25, 2010 and December 26, 2009, all of the counterparties to our interest rate swaps and foreign currency forwards had investment grade ratings according to the three major ratings agencies. To date, all counterparties have performed in accordance with their contractual obligations.

Note 13 – Fair Value Disclosures

The following table presents fair values for those assets and liabilities measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall. No transfers among the levels within the fair value hierarchy occurred during the years ended December 25, 2010 or December 26, 2009.

		Fair Value	
	Level	2010	2009
Foreign Currency Forwards, net	2	$ 4	$ 3
Interest Rate Swaps, net	2	41	44
Other Investments	1	14	13
Total		$ 59	$ 60

The fair value of the Company's foreign currency forwards and interest rate swaps were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the duration based upon observable inputs. The other investments include investments in mutual funds, which are used to offset fluctuations in deferred compensation liabilities that employees have chosen to invest in phantom shares of a Stock Index Fund or Bond Index Fund. The other investments are classified as trading securities and their fair value is determined based on the closing market prices of the respective mutual funds as of December 25, 2010 and December 26, 2009.

Form 10-K

The following tables present the fair values for those assets and liabilities measured at fair value during 2010 or 2009 on a non-recurring basis, and remaining on our Consolidated Balance Sheet as of December 25, 2010 or December 26, 2009. Total losses include losses recognized from all non-recurring fair value measurements during the years ended December 25, 2010 and December 26, 2009:

		Fair Value Measurements Using			Total Losses
	As of December 25, 2010	Level 1	Level 2	Level 3	2010
Long-lived assets held for use	$ 184	—	—	184	121

		Fair Value Measurements Using			Total Losses
	As of December 26, 2009	Level 1	Level 2	Level 3	2009
Long-lived assets held for use	$ 30	—	—	30	56
Goodwill	—	—	—	—	38

Long-lived assets held for use presented in the tables above include restaurants or groups of restaurants that were impaired as a result of our semi-annual impairment review or restaurants not meeting held for sale criteria that have been offered for sale at a price less than their carrying value during the year ended December 25, 2010 and December 26, 2009. Of the $121 million in impairment charges shown in the table above for the year ended December 25, 2010, $91 million was included in Refranchising (gain) loss and $30 million was included in Closures and impairment (income) expenses in the Consolidated Statements of Income. Of the $56 million impairment charges shown in the table above for the year ended December 26, 2009, $20 million was included in Refranchising (gain) loss and $36 million was included in Closures and impairment (income) expenses in the Consolidated Statements of Income.

Goodwill losses in 2009 in the table above includes the goodwill impairment charges for our Pizza Hut South Korea and LJS/A&W-U.S. reporting units, which are discussed in Note 9. These impairment charges were recorded in Closures and impairment (income) expenses in the Consolidated Statements of Income.

At December 25, 2010 the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated their fair values because of the short-term nature of these instruments. The fair value of notes receivable net of allowances and lease guarantees less subsequent amortization approximates their carrying value. The Company's debt obligations, excluding capital leases, were estimated to have a fair value of $3.6 billion, compared to their carrying value of $3.3 billion. We estimated the fair value of debt using market quotes and calculations based on market rates.

Note 14 – Pension, Retiree Medical and Retiree Savings Plans

Pension Benefits

We sponsor noncontributory defined benefit pension plans covering certain full-time salaried and hourly U.S. employees. The most significant of these plans, the YUM Retirement Plan (the "Plan"), is funded while benefits from the other U.S. plans are paid by the Company as incurred. During 2001, the plans covering our U.S. salaried employees were amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in those plans. Benefits are based on years of service and earnings or stated amounts for each year of service. We also sponsor various defined benefit pension plans covering certain of our non-U.S. employees, the most significant of which are in the U.K. Our plans in the U.K. have previously been amended such that new employees are not eligible to participate in these plans.

Obligation and Funded Status at Measurement Date:

The following chart summarizes the balance sheet impact, as well as benefit obligations, assets, and funded status associated with our U.S. pension plans and significant International pension plans. The actuarial valuations for all plans reflect measurement dates coinciding with our fiscal year ends.

	U.S. Pension Plans		International Pension Plans	
	2010	2009	2010	2009
Change in benefit obligation				
Benefit obligation at beginning of year	$ 1,010	$ 923	$ 176	$ 132
Service cost	25	26	6	5
Interest cost	62	58	9	7
Participant contributions	—	—	2	2
Plan amendments	—	1	—	—
Curtailment gain	(2)	(9)	—	—
Settlement loss	1	2	—	—
Special termination benefits	1	4	—	—
Exchange rate changes	—	—	(9)	15
Benefits paid	(57)	(47)	(4)	(3)
Settlement payments	(9)	(10)	—	—
Actuarial (gain) loss	77	62	7	18
Benefit obligation at end of year	$ 1,108	$ 1,010	$ 187	$ 176
Change in plan assets				
Fair value of plan assets at beginning of year	$ 835	$ 513	$ 141	$ 83
Actual return on plan assets	108	132	14	20
Employer contributions	35	252	17	28
Participant contributions	—	—	2	2
Settlement payments	(9)	(10)	—	—
Benefits paid	(57)	(47)	(3)	(3)
Exchange rate changes	—	—	(7)	11
Administrative expenses	(5)	(5)	—	—
Fair value of plan assets at end of year	$ 907	$ 835	$ 164	$ 141
Funded status at end of year	$ (201)	$ (175)	$ (23)	$ (35)

Form 10-K

Amounts recognized in the Consolidated Balance Sheet:

	U.S. Pension Plans		International Pension Plans	
	2010	2009	2010	2009
Accrued benefit liability – current	$ (10)	$ (8)	$ —	$ —
Accrued benefit liability – non-current	(191)	(167)	(23)	(35)
	$ (201)	$ (175)	$ (23)	$ (35)

Amounts recognized as a loss in Accumulated Other Comprehensive Income:

	U.S. Pension Plans		International Pension Plans	
	2010	2009	2010	2009
Actuarial net loss	$ 359	$ 342	$ 46	$ 48
Prior service cost	4	4	—	—
	$ 363	$ 346	$ 46	$ 48

The accumulated benefit obligation for the U.S. and International pension plans was $1,212 million and $1,105 million at December 25, 2010 and December 26, 2009, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Pension Plans		International Pension Plans	
	2010	2009	2010	2009
Projected benefit obligation	$ 1,108	$ 1,010	$ —	$ 176
Accumulated benefit obligation	1,057	958	—	147
Fair value of plan assets	907	835	—	141

Information for pension plans with a projected benefit obligation in excess of plan assets:

	U.S. Pension Plans		International Pension Plans	
	2010	2009	2010	2009
Projected benefit obligation	$ 1,108	$ 1,010	$ 187	$ 176
Accumulated benefit obligation	1,057	958	155	147
Fair value of plan assets	907	835	164	141

Our funding policy with respect to the U.S. Plan is to contribute amounts necessary to satisfy minimum pension funding requirements, including requirements of the Pension Protection Act of 2006, plus such additional amounts from time to time as are determined to be appropriate to improve the U.S. Plan's funded status. We currently do not plan to make any contributions to the U.S. Plan in 2011.

The funding rules for our pension plans outside of the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and regulations. We do not believe we will be required to make significant contributions to any pension plan outside of the U.S. in 2011.

We do not anticipate any plan assets being returned to the Company during 2011 for any plans.

Components of net periodic benefit cost:

	U.S. Pension Plans			International Pension Plans		
Net periodic benefit cost	2010	2009	2008	2010	2009	2008
Service cost	$ 25	$ 26	$ 30	$ 6	$ 5	$ 8
Interest cost	62	58	53	9	7	8
Amortization of prior service cost[a]	1	1	—	—	—	—
Expected return on plan assets	(70)	(59)	(53)	(9)	(7)	(9)
Amortization of net loss	23	13	6	2	2	—
Net periodic benefit cost	$ 41	$ 39	$ 36	$ 8	$ 7	$ 7
Additional loss recognized due to:						
Settlement[b]	$ 3	$ 2	$ 2	$ —	$ —	$ —
Special termination benefits[c]	$ 1	$ 4	$ 13	$ —	$ —	$ —

Pension losses in accumulated other comprehensive income (loss):

	U.S. Pension Plans		International Pension Plans	
	2010	2009	2010	2009
Beginning of year	$ 346	$ 374	$ 48	$ 41
Net actuarial (gain) loss	41	(15)	2	5
Amortization of net loss	(23)	(13)	(2)	(2)
Settlements	—	(1)	—	—
Prior service cost	—	2	—	—
Amortization of prior service cost	(1)	(1)	—	—
Exchange rate changes	—	—	(2)	4
End of year	$ 363	$ 346	$ 46	$ 48

(a) Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

(b) Settlement loss results from benefit payments from a non-funded plan exceeding the sum of the service cost and interest cost for that plan during the year.

(c) Special termination benefits primarily related to the U.S. business transformation measures taken in 2008, 2009 and 2010.

Form 10-K

The estimated net loss for the U.S. and International pension plans that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2011 is $31 million and $2 million, respectively. The estimated prior service cost for the U.S. pension plans that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2011 is $1 million.

Weighted-average assumptions used to determine benefit obligations at the measurement dates:

	U.S. Pension Plans		International Pension Plans	
	2010	2009	2010	2009
Discount rate	5.90%	6.30%	5.40%	5.50%
Rate of compensation increase	3.75%	3.75%	4.42%	4.42%

Weighted-average assumptions used to determine the net periodic benefit cost for fiscal years:

	U.S. Pension Plans			International Pension Plans		
	2010	2009	2008	2010	2009	2008
Discount rate	6.30%	6.50%	6.50%	5.50%	5.51%	5.60%
Long-term rate of return on plan assets	7.75%	8.00%	8.00%	6.66%	7.20%	7.28%
Rate of compensation increase	3.75%	3.75%	3.75%	4.42%	4.12%	4.30%

Our estimated long-term rate of return on plan assets represents the weighted-average of expected future returns on the asset categories included in our target investment allocation based primarily on the historical returns for each asset category, adjusted for an assessment of current market conditions.

Form 10-K

Plan Assets

The fair values of our pension plan assets at December 25, 2010 by asset category and level within the fair value hierarchy are as follows:

	U.S. Pension Plans	International Pension Plans
Level 1:		
Cash[a]	$ 1	$ —
Level 2:		
Cash Equivalents[a]	5	3
Equity Securities – U.S. Large cap[b]	308	—
Equity Securities – U.S. Mid cap[b]	50	—
Equity Securities – U.S. Small cap[b]	51	—
Equity Securities – Non-U.S.[b]	97	99
Fixed Income Securities – U.S. Corporate[b]	238	16
Fixed Income Securities – U.S. Government and Government Agencies[c]	150	—
Fixed Income Securities – Non-U.S. Government[b][c]	20	36
Other Investments[b]	—	10
Total fair value of plan assets[d]	$ 920	$ 164

(a) Short-term investments in money market funds

(b) Securities held in common trusts

(c) Investments held by the Plan are directly held

(d) Excludes net payable of $13 million in the U.S. for purchases of assets included in the above that were settled after year end

Our primary objectives regarding the investment strategy for the Plan's assets, which make up 85% of total pension plan assets at the 2010 measurement date, are to reduce interest rate and market risk and to provide adequate liquidity to meet immediate and future payment requirements. To achieve these objectives, we are using a combination of active and passive investment strategies. Our equity securities, currently targeted at 55% of our investment mix, consist primarily of low cost index funds focused on achieving long-term capital appreciation. We diversify our equity risk by investing in several different U.S. and foreign market index funds. Investing in these index funds provides us with the adequate liquidity required to fund benefit payments and plan expenses. The fixed income asset allocation, currently targeted at 45% of our mix, is actively managed and consists of long duration fixed income securities that help to reduce exposure to interest rate variation and to better correlate asset maturities with obligations.

A mutual fund held as an investment by the Plan includes YUM stock valued at less than $0.6 million at December 25, 2010 and less than $0.5 million at December 26, 2009 (less than 1% of total plan assets in each instance).

Benefit Payments

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below:

Year ended:	U.S. Pension Plans	International Pension Plans
2011	$ 54	$ 2
2012	41	2
2013	48	2
2014	46	2
2015	47	2
2016 - 2020	286	11

Expected benefits are estimated based on the same assumptions used to measure our benefit obligation on the measurement date and include benefits attributable to estimated further employee service.

Form 10-K

Retiree Medical Benefits

Our post-retirement plan provides health care benefits, principally to U.S. salaried retirees and their dependents, and includes retiree cost sharing provisions. During 2001, the plan was amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in this plan. Employees hired prior to September 30, 2001 are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. We fund our post-retirement plan as benefits are paid.

At the end of 2010 and 2009, the accumulated post-retirement benefit obligation was $78 million and $73 million, respectively. The unrecognized actuarial loss recognized in Accumulated other comprehensive loss was $6 million at the end of 2010 and less than $1 million at the end of 2009. The net periodic benefit cost recorded in 2010, 2009 and 2008 was $6 million, $7 million and $10 million, respectively, the majority of which is interest cost on the accumulated post-retirement benefit obligation. 2010, 2009 and 2008 costs included less than $1 million, $1 million and $4 million, respectively, of special termination benefits primarily related to the U.S. business transformation measures described in Note 4. The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost for the post-retirement medical plan are identical to those as shown for the U.S. pension plans. Our assumed heath care cost trend rates for the following year as of 2010 and 2009 are 7.7% and 7.8%, respectively, with expected ultimate trend rates of 4.5% reached in 2028.

There is a cap on our medical liability for certain retirees. The cap for Medicare eligible retirees was reached in 2000 and the cap for non-Medicare eligible retirees is expected to be reached in 2012; once the cap is reached, our annual cost per retiree will not increase. A one-percentage-point increase or decrease in assumed health care cost trend rates would have less than a $1 million impact on total service and interest cost and on the post-retirement benefit obligation. The benefits expected to be paid in each of the next five years are approximately $7 million and in aggregate for the five years thereafter are $30 million.

Retiree Savings Plan

We sponsor a contributory plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for eligible U.S. salaried and hourly employees. Participants are able to elect to contribute up to 75% of eligible compensation on a pre-tax basis. Participants may allocate their contributions to one or any combination of multiple investment options or a self-managed account within the 401(k) Plan. We match 100% of the participant's contribution to the 401(k) Plan up to 6% of eligible compensation. We recognized as compensation expense our total matching contribution of $15 million in 2010 and $16 million in 2009 and 2008.

Note 15 – Share-based and Deferred Compensation Plans

Overview

At year end 2010, we had four stock award plans in effect: the YUM! Brands, Inc. Long-Term Incentive Plan and the 1997 Long-Term Incentive Plan (collectively the "LTIPs"), the YUM! Brands, Inc. Restaurant General Manager Stock Option Plan ("RGM Plan") and the YUM! Brands, Inc. SharePower Plan ("SharePower"). Under all our plans, the exercise price of stock options and stock appreciation rights ("SARs") granted must be equal to or greater than the average market price or the ending market price of the Company's stock on the date of grant.

Potential awards to employees and non-employee directors under the LTIPs include stock options, incentive stock options, SARs, restricted stock, stock units, restricted stock units ("RSUs"), performance restricted stock units, performance share units ("PSUs") and performance units. Through December 25, 2010, we have issued only stock options, SARs, RSUs and PSUs under the LTIPs. While awards under the LTIPs can have varying vesting provisions and exercise periods, outstanding awards under the LTIPs vest in periods ranging from immediate to 5 years and expire ten years after grant.

Potential awards to employees under the RGM Plan include stock options, SARs, restricted stock and RSUs. Through December 25, 2010, we have issued only stock options and SARs under this plan. RGM Plan awards granted have a four year cliff vesting period and expire ten years after grant. Certain RGM Plan awards are granted upon attainment of performance conditions in the previous year. Expense for such awards is recognized over a period that includes the performance condition period.

Potential awards to employees under SharePower include stock options, SARs, restricted stock and RSUs. Through December 25, 2010, we have issued only stock options and SARs under this plan. These awards generally vest over a period of four years and expire no longer than ten years after grant.

At year end 2010, approximately 21 million shares were available for future share-based compensation grants under the above plans.

Our Executive Income Deferral ("EID") Plan allows participants to defer receipt of a portion of their annual salary and all or a portion of their incentive compensation. As defined by the EID Plan, we credit the amounts deferred with earnings based on the investment options selected by the participants. These investment options are limited to cash, phantom shares of our Common Stock, phantom shares of a Stock Index Fund and phantom shares of a Bond Index Fund. Investments in cash and phantom shares of both index funds will be distributed in cash at a date as elected by the employee and therefore are classified as a liability on our Consolidated Balance Sheets. We recognize compensation expense for the appreciation or the depreciation, if any, of investments in cash and both of the index funds. Deferrals into the phantom shares of our Common Stock will be distributed in shares of our Common Stock, under the LTIPs, at a date as elected by the employee and therefore are classified in Common Stock on our Consolidated Balance Sheets. We do not recognize compensation expense for the appreciation or the depreciation, if any, of investments in phantom shares of our Common Stock. Our EID plan also allows participants to defer incentive compensation to purchase phantom shares of our Common Stock and receive a 33% Company match on the amount deferred. Deferrals receiving a match are similar to a RSU award in that participants will generally forfeit both the match and incentive compensation amounts deferred if they voluntarily separate from employment during a vesting period that is two years. We expense the intrinsic value of the match and the incentive compensation over the requisite service period which includes the vesting period.

The Company has a policy of repurchasing shares on the open market to satisfy award exercises and expects to repurchase approximately 8 million shares during 2011 based on estimates of stock option and SAR exercises for that period.

Award Valuation

We estimated the fair value of each stock option and SAR award as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	2.4%	1.9%	3.0%
Expected term (years)	6.0	5.9	6.0
Expected volatility	30.0%	32.3%	30.9%
Expected dividend yield	2.5%	2.6%	1.7%

We believe it is appropriate to group our stock option and SAR awards into two homogeneous groups when estimating expected term. These groups consist of grants made primarily to restaurant-level employees under the RGM Plan, which cliff vest after four years and expire ten years after grant, and grants made to executives under our other stock award plans, which typically have a graded vesting schedule of 25% per year over four years and expire ten years after grant. We use a single weighted-average term for our awards that have a graded vesting schedule. Based on analysis of our historical exercise and post-vesting termination behavior, we have determined that our restaurant-level employees and our executives exercised the awards on average after five years and six years, respectively.

When determining expected volatility, we consider both historical volatility of our stock as well as implied volatility associated with our traded options. The expected dividend yield is based on the annual dividend yield at the time of grant.

The fair values of RSU and PSU awards are based on the closing price of our stock on the date of grant.

Award Activity

Stock Options and SARs

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at the beginning of the year	41,665	$ 23.59		
Granted	6,197	33.57		
Exercised	(9,937)	16.46		
Forfeited or expired	(1,487)	31.49		
Outstanding at the end of the year	36,438[(a)]	$ 26.91	6.02	$ 829
Exercisable at the end of the year	20,504	$ 22.67	4.43	$ 553

(a) Outstanding awards include 12,058 options and 24,380 SARs with average exercise prices of $18.52 and $31.06, respectively.

The weighted-average grant-date fair value of stock options and SARs granted during 2010, 2009 and 2008 was $8.21, $7.29 and $10.91, respectively. The total intrinsic value of stock options and SARs exercised during the years ended December 25, 2010, December 26, 2009 and December 27, 2008, was $259 million, $217 million and $145 million, respectively.

As of December 25, 2010, there was $81 million of unrecognized compensation cost related to stock options and SARs, which will be reduced by any forfeitures that occur, related to unvested awards that is expected to be recognized over a remaining weighted-average period of approximately 2 years. The total fair value at grant date of awards vested during 2010, 2009 and 2008 was $47 million, $52 million and $54 million, respectively.

RSUs and PSUs

As of December 25, 2010, there was $12 million of unrecognized compensation cost related to 1.7 million unvested RSUs and PSUs.

Impact on Net Income

The components of share-based compensation expense and the related income tax benefits are shown in the following table:

	2010	2009	2008
Options and SARs	$ 40	$ 48	$ 51
Restricted Stock Units	5	7	8
Performance Share Units	2	1	—
Total Share-based Compensation Expense	47	56	59
Deferred Tax Benefit recognized	13	17	18
EID compensation expense not share-based	$ 4	$ 4	$ 4

Cash received from stock option exercises for 2010, 2009 and 2008, was $102 million, $113 million and $72 million, respectively. Tax benefits realized on our tax returns from tax deductions associated with stock options and SARs exercised for 2010, 2009 and 2008 totaled $82 million, $68 million and $46 million, respectively.

Form 10-K

Note 16 – Shareholders' Equity

Under the authority of our Board of Directors, we repurchased shares of our Common Stock during 2010 and 2008. All amounts exclude applicable transaction fees. There were no shares of our Common Stock repurchased during 2009.

	Shares Repurchased (thousands)			Dollar Value of Shares Repurchased		
Authorization Date	2010	2009	2008	2010	2009	2008
March 2010	2,161	—	—	$ 107	$ —	$ —
September 2009	7,598	—	—	283	—	—
January 2008	—	—	23,943	—	—	802
October 2007	—	—	22,875	—	—	813
Total	9,759	—	46,818	$ 390(a)	$ —	$ 1,615(b)

(a) Amount includes the effect of $19 million in share repurchases (0.4 million shares) with trade dates prior to the 2010 fiscal year end but cash settlement dates subsequent to the 2010 fiscal year.

(b) Amount excludes the effect of $13 million in share repurchases (0.4 million shares) with trade dates prior to the 2007 fiscal year end but cash settlement dates subsequent to the 2007 fiscal year end.

As of December 25, 2010, we have $193 million available for future repurchases under our March 2010 share repurchase authorization. Additionally, on January 27, 2011, our Board of Directors authorized share repurchases through July 2012 of up to $750 million (excluding applicable transaction fees) of our outstanding Common Stock.

Accumulated Other Comprehensive Income (Loss) – Comprehensive income is Net Income plus certain other items that are recorded directly to Shareholders' Equity. The following table gives further detail regarding the composition of accumulated other comprehensive loss at December 25, 2010 and December 26, 2009. Refer to Note 14 for additional information about our pension and post-retirement plan accounting and Note 12 for additional information about our derivative instruments.

	2010	2009
Foreign currency translation adjustment	$ 55	$ 47
Pension and post-retirement losses, net of tax	(269)	(259)
Net unrealized losses on derivative instruments, net of tax	(13)	(12)
Total accumulated other comprehensive loss	$ (227)	$ (224)

Note 17 – Income Taxes

U.S. and foreign income before taxes are set forth below:

	2010	2009	2008
U.S.	$ 345	$ 269	$ 430
Foreign	1,249	1,127	861
	$ 1,594	$ 1,396	$ 1,291

The details of our income tax provision (benefit) are set forth below:

		2010	2009	2008
Current:	Federal	$ 155	$ (21)	$ 168
	Foreign	356	251	151
	State	15	11	(1)
		526	241	318
Deferred:	Federal	(82)	92	(12)
	Foreign	(29)	(30)	3
	State	1	10	10
		(110)	72	1
		$ 416	$ 313	$ 319

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	2010		2009		2008	
U.S. federal statutory rate	$ 558	35.0%	$ 489	35.0%	$ 452	35.0%
State income tax, net of federal tax benefit	12	0.7	14	1.0	5	0.6
Statutory rate differential attributable to foreign operations	(235)	(14.7)	(159)	(11.4)	(187)	(14.5)
Adjustments to reserves and prior years	55	3.5	(9)	(0.6)	44	3.5
Change in valuation allowance	22	1.4	(9)	(0.7)	12	0.6
Other, net	4	0.2	(13)	(0.9)	(7)	(0.5)
Effective income tax rate	$ 416	26.1%	$ 313	22.4%	$ 319	24.7%

Statutory rate differential attributable to foreign operations. This item includes local taxes, withholding taxes, and shareholder-level taxes, net of foreign tax credits. The favorable impact is primarily attributable to a majority of our income being earned outside of the U.S. where tax rates are generally lower than the U.S. rate.

In 2010, the benefit was positively impacted by the recognition of excess foreign tax credits generated by our intent to repatriate current year foreign earnings.

In 2009, the benefit was negatively impacted by withholding taxes associated with the distribution of intercompany dividends that were only partially offset by related foreign tax credits generated during the year.

In 2008, the benefit was positively impacted by the recognition of deferred tax assets for the net operating losses generated by tax planning actions implemented in 2008 (1.7 percentage points). In addition, the benefit was also favorably impacted by a decrease in tax expense for certain foreign markets.

Adjustments to reserves and prior years. This item includes: (1) the effects of reconciling income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets; and (2) changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position. We evaluate these amounts on a quarterly basis to insure that they have been appropriately adjusted for audit settlements and other events we believe may impact the outcome. The impact of certain effects or changes may offset items reflected in the *'Statutory rate differential attributable to foreign operations'* line.

In 2010, this item included a net increase in tax expense driven by the reversal of foreign tax credits for prior years that are not likely to be claimed on future tax returns.

In 2009, this item included out-of-year adjustments which lowered our effective tax rate by 1.6 percentage points.

In 2008, this item included out-of-year adjustments which increased our effective tax rate by 1.8 percentage points.

Change in valuation allowance. This item relates to changes for deferred tax assets generated or utilized during the current year and changes in our judgment regarding the likelihood of using deferred tax assets that existed at the beginning of the year. The impact of certain changes may offset items reflected in the *'Statutory rate differential attributable to foreign operations'* line. The Company considers all available positive and negative evidence, including the amount of taxable income and periods over which it must be earned, actual levels of past taxable income and known trends and events or transactions expected to affect future levels of taxable income. The following table details the change in valuation allowance during the year ended December 25, 2010:

	Valuation Allowances				
	Beginning Balance	Current Year Operations	Changes in Judgment	CTA and Other Adjustments	Ending Balance
U.S. state	$ 32	$ (2)	$ (3)	$ —	$ 27
Foreign	155	27	-	(18)	164
	$ 187	$ 25	$ (3)	$ (18)	$ 191

In 2010, the $22 million of net tax expense was driven by $25 million for valuation allowances recorded against deferred tax assets generated during the current year. This expense was partially offset by a $3 million tax benefit resulting from a change in judgment regarding the future use of U.S. state deferred tax assets that existed at the beginning of the year. In addition, we recorded approximately $18 million of CTA and other adjustments, including $14 million related to the refranchising of our Taiwan and Mexico businesses and $4 million for currency translation adjustments.

In 2009, the $9 million net tax benefit was driven by $25 million of benefit resulting from a change in judgment regarding the future use of foreign deferred tax assets that existed at the beginning of the year. This benefit was partially offset by $16 million for valuation allowances recorded against deferred tax assets generated during the year.

In 2008, the $12 million net tax expense was primarily due to $42 million for valuation allowances recorded against deferred tax assets generated during the year, including a full valuation allowance provided on deferred tax assets for net operating losses generated by tax planning actions as we did not believe it was more likely than not that they would be realized in the future. This increase was partially offset by $30 million of benefits primarily resulting from a change in judgment regarding the future use of foreign deferred tax assets that existed at the beginning of the year.

Other. This item primarily includes the impact of permanent differences related to current year earnings and U.S. tax credits.

In 2009, this item was positively impacted by a one-time pre-tax gain of approximately $68 million, with no related income tax expense, recognized on our acquisition of additional interest in, and consolidation of, the entity that operates KFC in Shanghai, China. This was partially offset by a pre-tax U.S. goodwill impairment charge of approximately $26 million, with no related income tax benefit.

The details of 2010 and 2009 deferred tax assets (liabilities) are set forth below:

	2010	2009
Net operating loss and tax credit carryforwards	$ 220	$ 222
Employee benefits	158	148
Share-based compensation	102	106
Self-insured casualty claims	50	59
Lease related liabilities	166	157
Various liabilities	130	99
Deferred income and other	82	59
Gross deferred tax assets	908	850
Deferred tax asset valuation allowances	(191)	(187)
Net deferred tax assets	$ 717	$ 663
Intangible assets, including goodwill	$ (243)	$ (240)
Property, plant and equipment	(104)	(118)
Other	(14)	(46)
Gross deferred tax liabilities	$ (361)	$ (404)
Net deferred tax assets (liabilities)	$ 356	$ 259
Reported in Consolidated Balance Sheets as:		
Deferred income taxes – current	$ 61	$ 81
Deferred income taxes – long-term	366	251
Accounts payable and other current liabilities	(20)	(7)
Other liabilities and deferred credits	(51)	(66)
	$ 356	$ 259

We have investments in foreign subsidiaries where the carrying values for financial reporting exceed the tax basis. We have not provided deferred tax on the portion of the excess that we believe is essentially permanent in duration. This amount may become taxable upon an actual or deemed repatriation of assets from the subsidiaries or a sale or liquidation of the subsidiaries. We estimate that our total temporary difference upon which we have not provided deferred tax is approximately $1.3 billion at December 25, 2010. A determination of the deferred tax liability on this amount is not practicable.

At December 25, 2010, the Company has foreign operating and capital loss carryforwards of $632 million and U.S. state operating loss carryforwards of $1.7 billion. These losses are being carried forward in jurisdictions where we are permitted to use tax losses from prior periods to reduce future taxable income and will expire as follows:

	Year of Expiration				
	2011	2012-2015	2016-2030	Indefinitely	Total
Foreign	$ 4	$ 65	$ 142	$ 421	$ 632
U.S. state	12	88	1,590	-	1,690
	$ 16	$ 153	$ 1,732	$ 421	$ 2,322

In addition, tax credits of $5 million are available to reduce certain U.S. state liabilities, all of which may be carried forward indefinitely.

We recognize, in the financial statements, the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

The Company had $308 million and $301 million of unrecognized tax benefits at December 25, 2010 and December 26, 2009, respectively, $227 million and $259 million of which, if recognized, would affect the 2010 and 2009 effective income tax rates, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

	2010	2009
Beginning of Year	$ 301	$ 296
Additions on tax positions - current year	45	48
Additions for tax positions - prior years	35	59
Reductions for tax positions - prior years	(19)	(68)
Reductions for settlements	(41)	(33)
Reductions due to statute expiration	(10)	(6)
Foreign currency translation adjustment	(3)	5
End of Year	$ 308	$ 301

The Company believes it is reasonably possible its unrecognized tax benefits may decrease by approximately $92 million in the next 12 months, of which each position is individually insignificant, including approximately $50 million, of which, if recognized upon audit settlement or statute expiration, would affect the 2011 effective tax rate.

The Company's income tax returns are subject to examination in the U.S. federal jurisdiction and numerous foreign jurisdictions. The following table summarizes our major jurisdictions and the tax years that are either currently under audit or remain open and subject to examination:

Jurisdiction	Open Tax Years
U.S. Federal	1999 – 2010
China	2007 – 2010
United Kingdom	2003 – 2010
Mexico	2001 – 2010
Australia	2006 - 2010

Form 10-K

In addition, the Company is subject to various U.S. state income tax examinations, for which, in the aggregate, we had significant unrecognized tax benefits at December 25, 2010, each of which is individually insignificant.

The accrued interest and penalties related to income taxes at December 25, 2010 and December 26, 2009 are set forth below:

	2010	2009
Accrued interest and penalties	$ 48	$ 41

During 2010 and 2009, $13 million and $6 million, respectively, of interest and penalties expense were recognized in our Consolidated Statement of Income. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as components of its Income tax provision.

On June 23, 2010, the Company received a Revenue Agent Report ("RAR") from the Internal Revenue Service (the "IRS") relating to its examination of our U.S. federal income tax returns for fiscal years 2004 through 2006. The IRS has proposed an adjustment to increase the taxable value of rights to intangibles used outside the U.S. that Yum transferred to certain of its foreign subsidiaries. The proposed adjustment would result in approximately $700 million of additional taxes plus net interest to date of approximately $150 million. Furthermore, if the IRS prevails it is likely to make similar claims for years subsequent to fiscal 2006. The potential additional taxes for these later years, through 2010, computed on a similar basis to the 2004-2006 additional taxes, would be approximately $320 million plus net interest to date of approximately $20 million.

We believe that the Company has properly reported taxable income and paid taxes in accordance with applicable laws and that the proposed adjustment is inconsistent with applicable income tax laws, Treasury Regulations and relevant case law. We intend to defend our position vigorously and have filed a protest with the IRS. As the final resolution of the proposed adjustment remains uncertain, the Company will continue to provide for its position in this matter based on the tax benefit that we believe is the largest amount that is more likely than not to be realized upon settlement of this issue. There can be no assurance that payments due upon final resolution of this issue will not exceed our currently recorded reserve and such payments could have a material adverse effect on our financial position. Additionally, if increases to our reserves are deemed necessary due to future developments related to this issue, such increases could have a material, adverse effect on our results of operations as they are recorded. The Company does not expect resolution of this matter within twelve months and cannot predict with certainty the timing of such resolution.

Note 18 – Reportable Operating Segments

We are principally engaged in developing, operating, franchising and licensing the worldwide KFC, Pizza Hut, Taco Bell, LJS and A&W concepts. KFC, Pizza Hut, Taco Bell, LJS and A&W operate in 110, 95, 21, 4 and 9 countries and territories, respectively. Our five largest international markets based on operating profit in 2010 are China, Asia Franchise, Australia, United Kingdom, and Latin America Franchise.

We identify our operating segments based on management responsibility. The China Division includes only mainland China and YRI includes the remainder of our international operations. In the U.S., we consider LJS and A&W to be a single operating segment. We consider our KFC, Pizza Hut, Taco Bell and LJS/A&W operating segments in the U.S. to be similar and therefore have aggregated them into a single reportable operating segment.

	Revenues		
	2010	2009	2008
China Division	$ 4,135	$ 3,407	$ 2,840
YRI	3,088	2,988	3,332
U.S.	4,120	4,473	5,132
Unallocated Franchise and license fees and income[a][b]	—	(32)	—
	$ 11,343	$ 10,836	$ 11,304

	Operating Profit; Interest Expense, Net; and Income Before Income Taxes		
	2010	2009	2008
China Division[c]	$ 755	$ 596	$ 471
YRI	589	497	531
U.S.	668	647	641
Unallocated Franchise and license fees and income[a][b]	—	(32)	—
Unallocated Occupancy and other[b][d]	9	—	—
Unallocated and corporate expenses[b][e]	(194)	(189)	(248)
Unallocated Impairment expense[b][f]	—	(26)	—
Unallocated Other income (expense)[b][g]	5	71	117
Unallocated Refranchising gain (loss)[b]	(63)	26	5
Operating Profit	1,769	1,590	1,517
Interest expense, net	(175)	(194)	(226)
Income Before Income Taxes	$ 1,594	$ 1,396	$ 1,291

Form 10-K

	Depreciation and Amortization		
	2010	2009	2008
China Division	$ 225	$ 184	$ 136
YRI	159	165	173
U.S.	201	216	231
Corporate[d]	4	15	16
	$ 589	$ 580	$ 556

	Capital Spending		
	2010	2009	2008
China Division	$ 272	$ 271	$ 300
YRI	259	251	280
U.S.	241	270	349
Corporate	24	5	6
	$ 796	$ 797	$ 935

	Identifiable Assets		
	2010	2009	2008
China Division[h]	$ 2,289	$ 1,632	$ 1,251
YRI	2,649	2,448	2,017
U.S.	2,398	2,575	2,739
Corporate[i]	980	493	520
	$ 8,316	$ 7,148	$ 6,527

	Long-Lived Assets[j]		
	2010	2009	2008
China Division	$ 1,269	$ 1,172	$ 905
YRI	1,548	1,524	1,269
U.S.	2,095	2,260	2,413
Corporate	52	45	63
	$ 4,964	$ 5,001	$ 4,650

(a) Amount consists of reimbursements to KFC franchisees for installation costs of ovens for the national launch of Kentucky Grilled Chicken. See Note 4.

(b) Amounts have not been allocated to the U.S., YRI or China Division segments for performance reporting purposes.

(c) Includes equity income from investments in unconsolidated affiliates of $42 million, $36 million and $40 million in 2010, 2009 and 2008, respectively, for the China Division.

(d) 2010 includes a $9 million depreciation reduction arising from the impairment of KFC restaurants we offered to sell in 2010. See Note 4.

(e) 2010, 2009 and 2008 include approximately $9 million, $16 million and $49 million, respectively, of charges relating to U.S. general and administrative productivity initiatives and realignment of resources. Additionally, 2008 includes $7 million of charges relating to investments in our U.S. Brands. See Note 4.

(f) 2009 includes a $26 million charge to write-off goodwill associated with our LJS and A&W businesses in the U.S. See Note 9.

(g) 2009 includes a $68 million gain related to the acquisition of additional interest in and consolidation of a former unconsolidated affiliate in China and 2008 includes a $100 million gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 4.

(h) China Division includes investments in 4 unconsolidated affiliates totaling $154 million, $144 million and $65 million, for 2010, 2009 and 2008, respectively. The 2009 increase was driven by our acquisition of interest in Little Sheep, net of our acquisition of additional interest in and consolidation of our unconsolidated affiliate in Shanghai, China. See Note 4.

(i) Primarily includes cash, deferred tax assets and property, plant and equipment, net, related to our office facilities.

(j) Includes property, plant and equipment, net, goodwill, and intangible assets, net.

See Note 4 for additional operating segment disclosures related to impairment, store closure (income) costs and the carrying amount of assets held for sale.

Note 19 – Contingencies

Lease Guarantees

As a result of (a) assigning our interest in obligations under real estate leases as a condition to the refranchising of certain Company restaurants; (b) contributing certain Company restaurants to unconsolidated affiliates; and (c) guaranteeing certain other leases, we are frequently contingently liable on lease agreements. These leases have varying terms, the latest of which expires in 2026. As of December 25, 2010, the potential amount of undiscounted payments we could be required to make in the event of non-payment by the primary lessee was approximately $525 million. The present value of these potential payments discounted at our pre-tax cost of debt at December 25, 2010 was approximately $450 million. Our franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases. Accordingly, the liability recorded for our probable exposure under such leases at December 25, 2010 and December 26, 2009 was not material.

Franchise Loan Pool and Equipment Guarantees

We have agreed to provide financial support, if required, to a variable interest entity that operates a franchisee lending program used primarily to assist franchisees in the development of new restaurants and, to a lesser extent, in connection with the Company's historical refranchising programs. As part of this agreement, we have provided a partial guarantee of approximately $15 million and two letters of credit totaling approximately $23 million in support of the franchisee loan program at December 25, 2010. One such letter of credit could be used if we fail to meet our obligations under our guarantee. The other letter of credit could be used, in certain circumstances, to fund our participation in the funding of the franchisee loan program. The total loans outstanding under the loan pool were $70 million at December 25, 2010 with an additional $30 million available for lending at December 25, 2010. We have determined that we are not required to consolidate this entity as we share the power to direct this entity's lending activity with other parties.

In addition to the guarantee described above, YUM has provided guarantees of $23 million on behalf of franchisees for several equipment financing programs related to specific initiatives, the most significant of which was the purchase of ovens by KFC franchisees for the launch of Kentucky Grilled Chicken. The total loans outstanding under these equipment financing programs were approximately $25 million at December 25, 2010.

Unconsolidated Affiliates Guarantees

From time to time we have guaranteed certain lines of credit and loans of unconsolidated affiliates. At December 25, 2010 there are no guarantees outstanding for unconsolidated affiliates. Our unconsolidated affiliates had total revenues of approximately $820 million for the year ended December 25, 2010 and assets and debt of approximately $430 million and $70 million, respectively, at December 25, 2010.

Insurance Programs

We are self-insured for a substantial portion of our current and prior years' coverage including workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively, "property and casualty losses"). To mitigate the cost of our exposures for certain property and casualty losses, we make annual decisions to self-insure the risks of loss up to defined maximum per occurrence retentions on a line by line basis or to combine certain lines of coverage into one loss pool with a single self-insured aggregate retention. The Company then purchases insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence or aggregate retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregate loss limits is remote.

The following table summarizes the 2010 and 2009 activity related to our self-insured property and casualty reserves as of December 25, 2010.

	Beginning Balance	Expense	Payments	Ending Balance
2010 Activity	$ 173	46	(69)	$ 150
2009 Activity	$ 196	44	(67)	$ 173

In the U.S. and in certain other countries, we are also self-insured for healthcare claims and long-term disability for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for property and casualty losses, healthcare and long-term disability claims, including reported and incurred but not reported claims, based on information provided by independent actuaries.

Due to the inherent volatility of actuarially determined property and casualty loss estimates, it is reasonably possible that we could experience changes in estimated losses which could be material to our growth in quarterly and annual Net income. We believe that we have recorded reserves for property and casualty losses at a level which has substantially mitigated the potential negative impact of adverse developments and/or volatility.

Form 10-K

Legal Proceedings

We are subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. We provide reserves for such claims and contingencies when payment is probable and reasonably estimable.

On November 26, 2001, Kevin Johnson, a former Long John Silver's ("LJS") restaurant manager, filed a collective action against LJS in the United States District Court for the Middle District of Tennessee alleging violation of the Fair Labor Standards Act ("FLSA") on behalf of himself and allegedly similarly-situated LJS general and assistant restaurant managers. Johnson alleged that LJS violated the FLSA by perpetrating a policy and practice of seeking monetary restitution from LJS employees, including Restaurant General Managers ("RGMs") and Assistant Restaurant General Managers ("ARGMs"), when monetary or property losses occurred due to knowing and willful violations of LJS policies that resulted in losses of company funds or property, and that LJS had thus improperly classified its RGMs and ARGMs as exempt from overtime pay under the FLSA. Johnson sought overtime pay, liquidated damages, and attorneys' fees for himself and his proposed class.

LJS moved the Tennessee district court to compel arbitration of Johnson's suit. The district court granted LJS's motion on June 7, 2004, and the United States Court of Appeals for the Sixth Circuit affirmed on July 5, 2005.

On December 19, 2003, while the arbitrability of Johnson's claims was being litigated, former LJS managers Erin Cole and Nick Kaufman, represented by Johnson's counsel, initiated arbitration with the American Arbitration Association (the "Cole Arbitration"). The Cole Claimants sought a collective arbitration on behalf of the same putative class as alleged in the Johnson lawsuit and alleged the same underlying claims.

On June 15, 2004, the arbitrator in the Cole Arbitration issued a Clause Construction Award, finding that LJS's Dispute Resolution Policy did not prohibit Claimants from proceeding on a collective or class basis. LJS moved unsuccessfully to vacate the Clause Construction Award in federal district court in South Carolina. On September 19, 2005, the arbitrator issued a Class Determination Award, finding, *inter alia,* that a class would be certified in the Cole Arbitration on an "opt-out" basis, rather than as an "opt-in" collective action as specified by the FLSA.

On January 20, 2006, the district court denied LJS's motion to vacate the Class Determination Award and the United States Court of Appeals for the Fourth Circuit affirmed the district court's decision on January 28, 2008. A petition for a writ of certiorari filed in the United States Supreme Court seeking a review of the Fourth Circuit's decision was denied on October 7, 2008. The parties participated in mediation on April 24, 2008, on February 28, 2009, and again on November 18, 2009 without reaching resolution. An arbitration hearing on liability with respect to the alleged restitution policy and practice for the period beginning in late 1998 through early 2002 concluded in June, 2010. On October 11, 2010, the arbitrator issued a partial interim award for the first phase of the three-phase arbitration finding that, for the period from late 1998 to early 2002, LJS had a policy and practice of making impermissible deductions from the salaries of its RGMs and ARGMs. Hearings addressing the other phases of the arbitration, including the rest of the class period and damages have not been scheduled.

Based on the rulings issued to date in this matter, the Cole Arbitration is proceeding as an "opt-out" class action, rather than as an "opt-in" collective action. LJS denies liability and is vigorously defending the claims in the Cole Arbitration. We have provided for a reasonable estimate of the cost of the Cole Arbitration, taking into account a number of factors, including our current projection of eligible claims, the estimated amount of each eligible claim, the estimated claim recovery rate, the estimated legal fees incurred by Claimants and a reasonable settlement value of Claimants' claims. However, in light of the inherent uncertainties of litigation, the fact-specific nature of Claimants' claims, and the novelty of proceeding in an FLSA lawsuit on an "opt-out" basis, there can be no assurance that the Cole Arbitration will not result in losses in excess of those currently provided for in our Consolidated Financial Statements.

On August 4, 2006, a putative class action lawsuit against Taco Bell Corp. styled Rajeev Chhibber vs. Taco Bell Corp. was filed in Orange County Superior Court. On August 7, 2006, another putative class action lawsuit styled Marina Puchalski v. Taco Bell Corp. was filed in San Diego County Superior Court. Both lawsuits were filed by a Taco Bell RGM purporting to represent all current and former RGMs who worked at corporate-owned restaurants in California since August 2002. The lawsuits allege violations of California's wage and hour laws involving unpaid overtime and meal period violations and seek unspecified amounts in damages and penalties. The cases were consolidated in San Diego County as of September 7, 2006.

Based on plaintiffs' revised class definition in their class certification motion, Taco Bell removed the case to federal court in San Diego on August 29, 2008. On March 17, 2009, the court granted plaintiffs' motion to remand. On January 29, 2010, the court granted the plaintiffs' class certification motion with respect to the unpaid overtime claims of RGMs and Market Training Managers but denied class certification on the meal period claims. The parties participated in mediation on May 26, 2010 without reaching resolution. The court held a hearing to finalize the trial plan on January 28, 2011 and has not yet set the trial plan or trial date.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. We have provided for a reasonable estimate of the cost of this lawsuit. However, in view of the inherent uncertainties of litigation, there can be no assurance that this lawsuit will not result in losses in excess of those currently provided for in our Consolidated Financial Statements.

On September 10, 2007, a putative class action against Taco Bell Corp., the Company and other related entities styled Sandrika Medlock v. Taco Bell Corp., was filed in United States District Court, Eastern District, Fresno, California. The case was filed on behalf of all hourly employees who have worked at corporate-owned restaurants in California since September 2003 and alleges numerous violations of California labor laws including unpaid overtime, failure to pay wages on termination, denial of meal and rest breaks, improper wage statements, unpaid business expenses and unfair or unlawful business practices in violation of California Business & Professions Code §17200. The Company was dismissed from the case without prejudice on January 10, 2008.

On April 11, 2008, Lisa Hardiman filed a Private Attorneys General Act ("PAGA") complaint in the Superior Court of the State of California, County of Fresno against Taco Bell Corp., the Company and other related entities. This lawsuit, styled Lisa Hardiman vs. Taco Bell Corp., et al., was filed on behalf of Hardiman individually and all other aggrieved employees pursuant to PAGA. The complaint seeks penalties for alleged violations of California's Labor Code. On June 25, 2008, Hardiman filed an amended complaint adding class action allegations on behalf of hourly employees in California very similar to the Medlock case, including allegations of unpaid overtime, missed meal and rest periods, improper wage statements, non-payment of wages upon termination, unreimbursed business expenses and unfair or unlawful business practices in violation of California Business & Professions Code §17200.

On June 16, 2008, a putative class action lawsuit against Taco Bell Corp. and the Company, styled Miriam Leyva vs. Taco Bell Corp., et al., was filed in Los Angeles Superior Court. The case was filed on behalf of Leyva and purportedly all other California hourly employees and alleges failure to pay overtime, failure to provide meal and rest periods, failure to pay wages upon discharge, failure to provide itemized wage statements, unfair business practices and wrongful termination and discrimination. The Company was dismissed from the case without prejudice on August 20, 2008.

On November 5, 2008, a putative class action lawsuit against Taco Bell Corp. and the Company styled Loraine Naranjo vs. Taco Bell Corp., et al., was filed in Orange County Superior Court. The case was filed on behalf of Naranjo and purportedly all other California employees and alleges failure to pay overtime, failure to reimburse for business related expenses, improper wage statements, failure to pay accrued vacation wages, failure to pay minimum wage and unfair business practices. The Company filed a motion to dismiss on December 15, 2008, which was denied on January 20, 2009.

On March 26, 2009, Taco Bell was served with a putative class action lawsuit filed in Orange County Superior Court against Taco Bell and the Company styled Endang Widjaja vs. Taco Bell Corp., et al. The case was filed on behalf of Widjaja, a former California hourly assistant manager, and purportedly all other individuals employed in Taco Bell's California restaurants as managers and alleges failure to reimburse for business related expenses, failure to provide rest periods, unfair business practices and conversion. Taco Bell removed the case to federal district court and filed a notice of related case. On June 18, 2009 the case was transferred to the Eastern District of California.

On December 1, 2010, a putative class action styled Teresa Nave v. Taco Bell Corp. and Taco Bell of America, Inc. was filed in the United States District Court for the Eastern District of California, Fresno division. The plaintiff seeks to represent a California state-wide class of hourly employees who were allegedly not timely paid all earned vacation at the end of their employment and were denied required rest breaks. Plaintiff additionally seeks statutory "waiting time" penalties and alleges violations of California's Unfair Business Practices Act (B&P Code §17200 et. seq.). On December 9, 2010, the plaintiff filed a First Amended Complaint adding three individuals as named plaintiffs.

On May 19, 2009 the court granted Taco Bell's motion to consolidate the Medlock, Hardiman, Leyva and Naranjo matters, and the consolidated case is styled In Re Taco Bell Wage and Hour Actions. On July 22, 2009, Taco Bell filed a motion to dismiss, stay or consolidate the Widjaja case with the In Re Taco Bell Wage and Hour Actions, and Taco Bell's motion to consolidate was granted on October 19, 2009. On December 16, 2010, the court ordered the Nave matter consolidated with the In Re Taco Bell Wage and Hour Actions.

The In Re Taco Bell Wage and Hour Actions plaintiffs filed a consolidated complaint on June 29, 2009, and on March 30, 2010 the court approved the parties' stipulation to dismiss the Company from the action. The parties participated in mediation on August 5, 2010 without reaching resolution. Plaintiffs filed their motion for class certification on December 30, 2010, and the hearing on plaintiffs' class certification motion has been scheduled for May 23, 2011.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On September 28, 2009, a putative class action styled Marisela Rosales v. Taco Bell Corp. was filed in Orange County Superior Court. The plaintiff, a former Taco Bell crew member, alleges that Taco Bell failed to timely pay her final wages upon termination, and seeks restitution and late payment penalties on behalf of herself and similarly situated employees. This case appears to be duplicative of the In Re Taco Bell Wage and Hour Actions case described above. Taco Bell removed the case to federal court on November 5, 2009, and subsequently filed a motion to dismiss, stay or transfer the case to the same district court as the In Re Taco Bell Wage and Hour Actions case. The parties stipulated to remand of the case to Orange County Superior Court on March 18, 2010. The state court granted Taco Bell's motion to stay the Rosales case on May 28, 2010, but required Taco Bell to give notice to Rosales' counsel of the In Re Taco Bell Wage and Hour Actions mediation.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On October 14, 2008, a putative class action, styled Kenny Archila v. KFC U.S. Properties, Inc., was filed in California state court on behalf of all California hourly employees alleging various California Labor Code violations, including rest and meal break violations, overtime violations, wage statement violations and waiting time penalties. KFC removed the case to the United States District Court for the Central District of California on January 7, 2009. On July 7, 2009, the Judge ruled that the case would not go forward as a class action. Plaintiff also sought recovery of civil penalties under the California Private Attorney General Act as a representative of other "aggrieved employees." On August 3, 2009, the court ruled that the plaintiff could not assert such claims and the case had to proceed as a single plaintiff action. On the eve of the August 18, 2009 trial, the plaintiff stipulated to a dismissal of his individual claims with prejudice but reserved his right to appeal the court's rulings regarding class and PAGA claims. KFC reserved its right to make any and all challenges to the appeal. On or about September 16, 2009, plaintiff filed a notice of appeal. Plaintiff filed his opening appellate brief on March 31, 2010, KFC filed its opposition brief on May 28, 2010 and plaintiff filed his reply brief on June 25, 2010. The Ninth Circuit Court of Appeals has scheduled oral argument on Plaintiff's appeal for February 14, 2011.

KFC denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On October 2, 2009, a putative class action, styled Domonique Hines v. KFC U.S. Properties, Inc., was filed in California state court on behalf of all California hourly employees alleging various California Labor Code violations, including rest and meal break violations, overtime violations, wage statement violations and waiting time penalties. Plaintiff is a former non-managerial KFC restaurant employee represented by the same counsel that filed the Archila action described above. KFC filed an answer on October 28, 2009, in which it denied plaintiff's claims and allegations. KFC removed the action to the United States District Court for the Southern District of California on October 29, 2009. Plaintiff filed a motion for class certification on May 20, 2010 and KFC filed a brief in opposition. On October 22, 2010, the District Court granted Plaintiff's motion to certify a class on the meal and rest break claims, but denied the motion to certify a class regarding alleged off-the-clock work. On November 1, 2010, KFC filed a motion requesting a stay of the case pending a decision from the California Supreme Court regarding the applicable standard for employer provision of meal and rest breaks. Plaintiff filed an opposition to that motion on November 19, 2010. On January 14, 2011, the District Court granted KFC's motion and stayed the entire action pending a decision from the California Supreme Court. No trial date has been set.

KFC denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On August 18, 2010, a putative class action, styled Lisa Harrison and Noe Rivera v. KFC USA, Inc., KFC U.S. Properties, Inc., and KFC Corporation, was filed in California state court on behalf of all former California hourly employees alleging various California Labor Code violations, including failure to pay all vacation pay, failure to reimburse business expenses (mileage and uniforms), and waiting time penalties, as well as a claim of unfair competition. KFC removed the action to the United States District Court for the Northern District of California on October 4, 2010, and the case was transferred to the Central District of California on October 27, 2010, where it was assigned to the court that heard the Archila action. On December 14, 2010, the court granted KFC's motion to dismiss Plaintiffs' third cause of action (Plaintiffs' claim for reimbursement of expenses). Plaintiffs filed a First Amended Complaint on December 28, 2010. The First Amended Complaint contained the same causes of action as the initial complaint, along with a request for penalties pursuant to the California Private Attorney General Act. In response to KFC's stated intention to file a motion to dismiss the First Amended Complaint, Plaintiffs filed a Second Amended Complaint on January 21, 2011. KFC's response to the Second Amended Complaint is due by February 10, 2011. No trial date has been set.

KFC denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On December 17, 2002, Taco Bell was named as the defendant in a class action lawsuit filed in the United States District Court for the Northern District of California styled Moeller, et al. v. Taco Bell Corp. On August 4, 2003, plaintiffs filed an amended complaint that alleges, among other things, that Taco Bell has discriminated against the class of people who use wheelchairs or scooters for mobility by failing to make its approximately 220 company-owned restaurants in California accessible to the class. Plaintiffs contend that queue rails and other architectural and structural elements of the Taco Bell restaurants relating to the path of travel and use of the facilities by persons with mobility-related disabilities do not comply with the U.S. Americans with Disabilities Act (the "ADA"), the Unruh Civil Rights Act (the "Unruh Act"), and the California Disabled Persons Act (the "CDPA"). Plaintiffs have requested: (a) an injunction from the District Court ordering Taco Bell to comply with the ADA and its implementing regulations; (b) that the District Court declare Taco Bell in violation of the ADA, the Unruh Act, and the CDPA; and (c) monetary relief under the Unruh Act or CDPA. Plaintiffs, on behalf of the class, are seeking the minimum statutory damages per offense of either $4,000 under the Unruh Act or $1,000 under the CDPA for each aggrieved member of the class. Plaintiffs contend that there may be in excess of 100,000 individuals in the class.

On February 23, 2004, the District Court granted plaintiffs' motion for class certification. The class includes claims for injunctive relief and minimum statutory damages.

On May 17, 2007, a hearing was held on plaintiffs' Motion for Partial Summary Judgment seeking judicial declaration that Taco Bell was in violation of accessibility laws as to three specific issues: indoor seating, queue rails and door opening force. On August 8, 2007, the court granted plaintiffs' motion in part with regard to dining room seating. In addition, the court granted plaintiffs' motion in part with regard to door opening force at some restaurants (but not all) and denied the motion with regard to queue lines.

The parties participated in mediation on March 25, 2008, and again on March 26, 2009, without reaching resolution. On December 16, 2009, the court denied Taco Bell's motion for summary judgment on the ADA claims and ordered plaintiff to file a definitive list of remaining issues and to select one restaurant to be the subject of a trial. The court has ordered the exemplar trial to begin on June 6, 2011. The trial will be bifurcated and the first stage will address equitable relief and whether violations existed at the restaurant. Taco Bell will have the opportunity to renew its motion for summary judgment on those issues and the opportunity to move to decertify the class. A case currently pending before the U.S. Supreme Court, Dukes v. Wal-Mart Stores, Inc., may impact the issue of class certification. Depending on the findings in the first stage of the trial and the court's rulings on motions for summary judgment or class de-certification, the court may address the issue of damages in a separate, second stage.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. Taco Bell has taken steps to address potential architectural and structural compliance issues at the restaurants in accordance with applicable state and federal disability access laws. The costs associated with addressing these issues have not significantly impacted our results of operations. It is not possible at this time to reasonably estimate the probability or amount of liability for monetary damages on a class wide basis to Taco Bell.

On March 14, 2007, a lawsuit styled Boskovich Farms, Inc. v. Taco Bell Corp. and Does 1 through 100 was filed in the Superior Court of the State of California, Orange County. Boskovich Farms, a supplier of produce to Taco Bell, alleged in its complaint, among other things, that it suffered damage to its reputation and business as a result of publications and/or statements it claims were made by Taco Bell in connection with Taco Bell's reporting of results of certain tests conducted during investigations on green onions used at Taco Bell restaurants. The parties participated in mediation on April 10, 2008, without reaching resolution. The arbitration panel heard the parties' cross motions for summary judgment on August 12, 2009. On August 14, 2009, the arbitration panel issued an opinion granting Taco Bell's motion for summary judgment and dismissing all of Boskovich's claims with prejudice. On September 23, 2009, Boskovich filed a motion to vacate the arbitration award. On January 6, 2010 the court heard oral arguments on Boskovich's motion to vacate and took the matter under submission. On March 24, 2010, the court denied plaintiff's motion and confirmed the arbitration award. Boskovich appealed to the Kentucky Court of Appeals on April 23, 2010. Taco Bell filed its response on May 19, 2010 and reserved the right to seek attorneys' fees for the cost of the appeals. Taco Bell denies liability and intends to vigorously defend against all claims in any arbitration and the lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On July 9, 2009, a putative class action styled Mark Smith v. Pizza Hut, Inc. was filed in the United States District Court for the District of Colorado. The complaint alleges that Pizza Hut did not properly reimburse its delivery drivers for various automobile costs, uniforms costs, and other job-related expenses and seeks to represent a class of delivery drivers nationwide under the Fair Labor Standards Act (FLSA) and Colorado state law. On January 4, 2010, plaintiffs filed a motion for conditional certification of a nationwide class of current and former Pizza Hut, Inc. delivery drivers. However, on March 11, 2010, the court granted Pizza Hut's pending motion to dismiss for failure to state a claim, with leave to amend. On March 31, 2010, plaintiffs filed an amended complaint, which in addition to the federal FLSA claims asserts state-law class action claims under the laws of 16 different states. Pizza Hut filed a motion to dismiss the amended complaint, and plaintiffs sought leave to amend their complaint a second time. On August 9, 2010, the court granted plaintiffs' motion to amend. Pizza Hut has filed another motion to dismiss the Second Amended Complaint. The court has yet to rule on Pizza Hut's motion.

Pizza Hut denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of these cases cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On August 6, 2010, a putative class action styled Jacquelyn Whittington v. Yum Brands, Inc., Taco Bell of America, Inc. and Taco Bell Corp. was filed in the United States District Court for the District of Colorado. The plaintiff seeks to represent a nationwide class of assistant managers who were allegedly misclassified and did not receive compensation for all hours worked and did not receive overtime pay after 40 hours in a week. The plaintiff also purports to represent a separate class of Colorado assistant managers under Colorado state law, which provides for daily overtime after 12 hours in a day. Yum has been dismissed from the case. Defendants filed their answer on September 20, 2010, and the parties commenced class discovery, which is currently on-going.

Taco Bell and the Company deny liability and intend to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

We are engaged in various other legal proceedings and have certain unresolved claims pending, the ultimate liability for which, if any, cannot be determined at this time. However, based upon consultation with legal counsel, we are of the opinion that such proceedings and claims are not expected to have a material adverse effect, individually or in the aggregate, on our consolidated financial condition or results of operations.

Note 20 – Selected Quarterly Financial Data (Unaudited)

	2010				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues:					
Company sales	$ 1,996	$ 2,220	$ 2,496	$ 3,071	$ 9,783
Franchise and license fees and income	349	354	366	491	1,560
Total revenues	2,345	2,574	2,862	3,562	11,343
Restaurant profit	340	366	479	478	1,663
Operating Profit[a]	364	421	544	440	1,769
Net Income – YUM! Brands, Inc.	241	286	357	274	1,158
Basic earnings per common share	0.51	0.61	0.76	0.58	2.44
Diluted earnings per common share	0.50	0.59	0.74	0.56	2.38
Dividends declared per common share	0.21	0.21	—	0.50	0.92

	2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues:					
Company sales	$ 1,918	$ 2,152	$ 2,432	$ 2,911	$ 9,413
Franchise and license fees and income	299	324	346	454	1,423
Total revenues	2,217	2,476	2,778	3,365	10,836
Restaurant profit	308	324	425	422	1,479
Operating Profit[b]	351	394	470	375	1,590
Net Income – YUM! Brands, Inc.	218	303	334	216	1,071
Basic earnings per common share	0.47	0.65	0.71	0.46	2.28
Diluted earnings per common share	0.46	0.63	0.69	0.45	2.22
Dividends declared per common share	—	0.38	—	0.42	0.80

(a) Includes net gains of $6 million and $2 million in the second and third quarters of 2010, respectively, and net losses of $66 million and $19 million in the first and fourth quarters of 2010, respectively, related to the U.S. business transformation measures and refranchising international markets. See Note 4.

(b) Includes net losses of $17 million, $3 million and $22 million in the first, third and fourth quarters of 2009, respectively, and a net gain of $60 million in the second quarter of 2009 related to the consolidation of a former unconsolidated affiliate, charges related to the U.S. business transformation measures and an impairment of an international market. See Note 4.

Note 21 – Subsequent Event

Subsequent to the end of our fourth quarter, we decided to place our Long John Silver's and A&W All-American Food Restaurants brands for sale and began the process to identify a buyer. In the first quarter of 2011, we anticipate that we will recognize a non-cash pre-tax impairment loss in Special Items as a result of our decision to sell. The amount of the expected pre-tax loss as well as the related tax impact will be dependent upon indications we receive as to potential sales prices and structures. We do not expect the eventual sale to have a material impact to our ongoing earnings or cash flows.

Management's Responsibility for Financial Statements

To Our Shareholders:

We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements, related notes and other information included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions, as required. Other financial information presented in the annual report is derived from the financial statements.

We maintain a system of internal control over financial reporting, designed to provide reasonable assurance as to the reliability of the financial statements, as well as to safeguard assets from unauthorized use or disposition. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure employees adhere to the highest standards of personal and professional integrity. We have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 25, 2010. Our internal audit function monitors and reports on the adequacy of and compliance with the internal control system, and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.

The Consolidated Financial Statements have been audited and reported on by our independent auditors, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that management representations made to the independent auditors were valid and appropriate. Additionally, the effectiveness of our internal control over financial reporting has been audited and reported on by KPMG LLP.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, provides oversight to our financial reporting process and our controls to safeguard assets through periodic meetings with our independent auditors, internal auditors and management. Both our independent auditors and internal auditors have free access to the Audit Committee.

Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 25, 2010 provide reasonable assurance that our assets are reasonably safeguarded.

Richard T. Carucci
Chief Financial Officer

Form 10-K

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of the Company's management, including the Chairman, Chief Executive Officer and President (the "CEO") and the Chief Financial Officer (the "CFO"), the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 25, 2010.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting and has issued their report, included herein.

Changes in Internal Control

There were no changes with respect to the Company's internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the quarter ended December 25, 2010.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding Section 16(a) compliance, the Audit Committee and the Audit Committee financial expert, the Company's code of ethics and background of the directors appearing under the captions "Stock Ownership Information," "Governance of the Company," "Executive Compensation" and "Item 1: Election of Directors and Director biographies" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 25, 2010.

Information regarding executive officers of the Company is included in Part I.

Item 11. Executive Compensation.

Information regarding executive and director compensation and the Compensation Committee appearing under the captions "Governance of the Company" and "Executive Compensation" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 25, 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding equity compensation plans and security ownership of certain beneficial owners and management appearing under the captions "Executive Compensation" and "Stock Ownership Information" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 25, 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions and information regarding director independence appearing under the caption "Governance of the Company" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 25, 2010.

Item 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services and audit committee pre-approval policies and procedures appearing under the caption "Item 2: Ratification of Independent Auditors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 25, 2010.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)

(1) Financial Statements: Consolidated financial statements filed as part of this report are listed under Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedules: No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the related notes thereto filed as a part of this Form 10-K.

(3) Exhibits: The exhibits listed in the accompanying Index to Exhibits are filed as part of this Form 10-K. The Index to Exhibits specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2011

YUM! BRANDS, INC.

By: /s/ David C. Novak

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David C. Novak David C. Novak	Chairman of the Board, Chief Executive Officer and President (principal executive officer)	February 14, 2011
/s/ Richard T. Carucci Richard T. Carucci	Chief Financial Officer (principal financial officer)	February 14, 2011
/s/ Ted F. Knopf Ted F. Knopf	Senior Vice President Finance and Corporate Controller (principal accounting officer)	February 14, 2011
/s/ David W. Dorman David W. Dorman	Director	February 14, 2011
/s/ Massimo Ferragamo Massimo Ferragamo	Director	February 14, 2011
/s/ J. David Grissom J. David Grissom	Director	February 14, 2011
/s/ Bonnie G. Hill Bonnie G. Hill	Director	February 14, 2011

/s/ Robert Holland, Jr. Robert Holland, Jr.	Director	February 14, 2011
/s/ Kenneth G. Langone Kenneth G. Langone	Director	February 14, 2011
/s/ Jonathan S. Linen Jonathan S. Linen	Director	February 14, 2011
/s/ Thomas C. Nelson Thomas C. Nelson	Director	February 14, 2011
/s/ Thomas M. Ryan Thomas M. Ryan	Director	February 14, 2011
/s/ Jing-Shyh S. Su Jing-Shyh S. Su	Vice-Chairman of the Board	February 14, 2011
/s/ Robert D. Walter Robert D. Walter	Director	February 14, 2011

YUM! Brands, Inc.
Exhibit Index
(Item 15)

Exhibit Number	Description of Exhibits
3.1	Restated Articles of Incorporation of YUM, which is incorporated herein by reference from Exhibit 3.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 2008.
3.2	Amended and restated Bylaws of YUM, which are incorporated herein by reference from Exhibit 3.1 on Form 8-K filed on November 23, 2009.
4.1	Indenture, dated as of May 1, 1998, between YUM and J.P. Morgan Chase Bank, National Association, successor in interest to The First National Bank of Chicago, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on May 13, 1998.

(i) 8.5% Senior Notes and 8.875% Senior Notes due April 15, 2011 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on April 18, 2001.

(ii) 7.70% Senior Notes due July 1, 2012 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on July 2, 2002.

(iii) 6.25% Senior Notes due April 15, 2016 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on April 17, 2006.

(iv) 6.25% Senior Notes due March 15, 2018 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on October 22, 2007.

(v) 6.875% Senior Notes due November 15, 2037 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.3 to YUM's Report on Form 8-K filed on October 22, 2007.

(vi) 4.25% Senior Notes due September 15, 2015 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on August 25, 2009.

(vii) 5.30% Senior Notes due September 15, 2019 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on August 25, 2009.

(viii) 3.875% Senior Notes due November 1, 2020 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on August 31, 2010.

10.1 + Master Distribution Agreement between Unified Foodservice Purchasing Co-op, LLC, for and on behalf of itself as well as the Participants, as defined therein (including certain subsidiaries of Yum! Brands, Inc.) and McLane Foodservice, Inc., effective as of January 1, 2011 and Participant Distribution Joinder Agreement between Unified Foodservice Purchasing Co-op, LLC, McLane Foodservice, Inc., and certain subsidiaries of Yum! Brands, Inc., which are incorporated herein by reference from Exhibit 10.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2010.

10.2 Amended and Restated Credit Agreement, dated November 29, 2007 among YUM, the lenders party thereto, JP Morgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Lead Arrangers and Bookrunners and Citibank N.A., as Syndication Agent, which is incorporated herein by reference from Exhibit 10.6 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

10.3† YUM Director Deferred Compensation Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.7 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

10.3.1† YUM Director Deferred Compensation Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through November 14, 2008, which is incorporated by reference from Exhibit 10.7.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.

10.4† YUM 1997 Long Term Incentive Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.8 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

10.5† YUM Executive Incentive Compensation Plan, as effective May 20, 2004, and as Amended through the Second Amendment, as effective May 21, 2009, which is incorporated herein by reference from Exhibit A of YUM's Definitive Proxy Statement on Form DEF 14A for the Annual Meeting of Shareholders held on May 21, 2009.

10.6† YUM Executive Income Deferral Program, as effective October 7, 1997, and as amended through May 16, 2002, which is incorporated herein by reference from Exhibit 10.10 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

10.6.1† YUM! Brands Executive Income Deferral Program, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through June 30, 2009, which is incorporated by reference from Exhibit 10.10.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.

10.7† YUM Pension Equalization Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.14 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

10.7.1† YUM! Brands, Inc. Pension Equalization Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through December 30, 2008, which is incorporated by reference from Exhibit 10.13.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.

10.8†	Form of Directors' Indemnification Agreement, which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.9†	Amended and restated form of Severance Agreement (in the event of a change in control), which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
10.9.1†	YUM! Brands, Inc. 409A Addendum to Amended and restated form of Severance Agreement, as effective December 31, 2008, which is incorporated by reference from Exhibit 10.17.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.10†	YUM Long Term Incentive Plan, as Amended through the Fourth Amendment, as effective November 21, 2008, which is incorporated by reference from Exhibit 10.18 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.11	Amended and Restated YUM Purchasing Co-op Agreement, dated as of August 26, 2002, between YUM and the Unified FoodService Purchasing Co-op, LLC, which is incorporated herein by reference from Exhibit 10.20 to YUM's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.
10.12†	YUM Restaurant General Manager Stock Option Plan, as effective April 1, 1999, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.22 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.13†	YUM SharePower Plan, as effective October 7, 1997, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.23 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.14†	Form of YUM Director Stock Option Award Agreement, which is incorporated herein by reference from Exhibit 10.25 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.15†	Form of YUM 1999 Long Term Incentive Plan Award Agreement, which is incorporated herein by reference from Exhibit 10.26 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.16†	YUM! Brands, Inc. International Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.27 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.17†	Letter of Understanding, dated July 13, 2004, by and between the Company and Samuel Su, which is incorporated herein by reference from Exhibit 10.28 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.18†	Form of 1999 Long Term Incentive Plan Award Agreement (Stock Appreciation Rights) which is incorporated by reference from Exhibit 99.1 to YUM's Report on Form 8-K as filed on January 30, 2006.
10.19	Amended and Restated Credit Agreement, dated November 29, 2007, among YUM, the lenders party thereto, Citigroup Global Markets Ltd. and J.P. Morgan Securities Inc., as Lead Arrangers and Bookrunners, and Citigroup International Plc and Citibank, N.A., Canadian Branch, as Facility Agents, which is incorporated herein by reference from Exhibit 10.30 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

10.20†	Severance Agreement (in the event of change in control) for Emil Brolick, dated as of February 15, 2001, which is incorporated herein by reference herein from Exhibit 10.31 to YUM's Annual Report on Form 10-K for the fiscal year ended December 30, 2006.
10.20.1†	YUM! Brands 409A Addendum to Severance Agreement for Emil Brolick, as effective December 31, 2008, which is incorporated by reference from Exhibit 10.31.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.21†	YUM! Brands Leadership Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.32 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 24, 2007.
10.21.1†	YUM! Brands Leadership Retirement Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through December, 2009, which is incorporated by reference from Exhibit 10.21.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.22†	1999 Long Term Incentive Plan Award (Restricted Stock Unit Agreement) by and between the Company and David C. Novak, dated as of January 24, 2008, which is incorporated herein by reference from Exhibit 10.33 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.
10.23	Credit Agreement, dated July 11, 2008, among YUM, and the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. as Lead Arranger and Sole Bookrunner and Bank of America, N.A., as Syndication Agent, which is incorporated by reference from Exhibit 10.34 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 14, 2008.
10.24†	YUM! Performance Share Plan, as effective January 1, 2009, which is incorporated by reference from Exhibit 10.24 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.25†	YUM! Brands Third Country National Retirement Plan, as effective January 1, 2009, which is incorporated by reference from Exhibit 10.25 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.26†	2010 YUM! Brands Supplemental Long Term Disability Coverage Summary, as effective January 1, 2010, which is incorporated by reference from Exhibit 10.26 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.27†	1999 Long Term Incentive Plan Award (Restricted Stock Unit Agreement) by and between the Company and Jing-Shyh S. Su, dated as of May 20, 2010, as filed herewith.
12.1	Computation of ratio of earnings to fixed charges.
21.1	Active Subsidiaries of YUM.
23.1	Consent of KPMG LLP.
31.1	Certification of the Chairman, Chief Executive Officer and President pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chairman, Chief Executive Officer and President pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

* In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on this Form 10-K shall be deemed to be "furnished" and not "filed."

+ Confidential treatment has been granted for certain portions which are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.

† Indicates a management contract or compensatory plan.

Shareholder Information

Inquiries Regarding Your YUM! Holdings

REGISTERED SHAREHOLDERS (those who hold YUM shares in their own names) should address communications concerning statements, address changes, lost certificates and other administrative matters to:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue Brooklyn, NY 11219
Phone: (888) 439-4986
International: (718) 921-8124
www.amstock.com
or
Shareholder Coordinator
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone: (888) 298-6986
E-mail: yum.investor@yum.com

In all correspondence or phone inquiries, please provide your name, your Social Security Number, and your YUM account number if you know it.

REGISTERED SHAREHOLDERS can access their accounts and complete the following functions online at the Web site of American Stock Transfer & Trust ("AST"): www.amstock.com.

- Access account balance and other general account information
- Change an account's mailing address
- View a detailed list of holdings represented by certificates and the identifying certificate numbers
- Request a certificate for shares held by AST
- Replace a lost or stolen certificate
- Retrieve a duplicate Form 1099-B
- Purchase shares of YUM through the Company's Direct Stock Purchase Plan
- Sell shares held by AST

Access accounts online at the following URL:

https://secure.amstock.com/Shareholder/sh_login.asp. Your account number and Social Security Number are required. If you do not know your account number, please call AST at (888) 439-4986 or YUM Shareholder Coordinator at (888) 298-6986.

BENEFICIAL SHAREHOLDERS (those who hold YUM shares in the name of a bank or broker) should direct communications about all administrative matters related to their accounts to their stockbroker.

LONG TERM INCENTIVE PLAN (LTIP) AND YUMBUCKS PARTICIPANTS (employees with rights to LTIP and YUMBUCKS options and stock appreciation rights) should address all questions regarding your account, outstanding options/stock appreciation rights or shares received through option/stock appreciation right exercises to:

Merrill Lynch
Equity Award Services
1400 Merrill Lynch Drive
Mail Stop # NJ2-140-03-40
Pennington, NJ 08534
Phone: (888) 986-4321(U.S.A., Puerto Rico and Canada)
(609) 818-8156 (all other locations)

In all correspondence, please provide your account number (for U.S. citizens, this is your Social Security Number), your address, your telephone number and mention YUMBUCKS. For telephone inquiries, please have a copy of your most recent statement available.

EMPLOYEE BENEFIT PLAN PARTICIPANTS

Capital Stock Purchase Program (888) 439-4986
YUM Savings Center (888) 875-4015
YUM Savings Center (617) 847-1013 (outside U.S.)
P.O. Box 5166
Boston, MA 02206-5166

Please have a copy of your most recent statement available when calling. Press 0#0# for a customer service representative and give the representative the name of the plan.

Shareholder Services

DIRECT STOCK PURCHASE PLAN A prospectus and a brochure explaining this convenient plan are available from our transfer agent:

American Stock Transfer & Trust Company
P.O. Box 922
Wall Street Station
New York, NY 10269-0560
Attn: DRIP Dept.
Phone: (888) 439-4986

FINANCIAL AND OTHER INFORMATION

Securities analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding Yum! Brands' performance are invited to contact:

Tim Jerzyk
Senior Vice President, Investor Relations
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone: (502) 874-8006

INDEPENDENT AUDITORS

KPMG LLP
400 West Market Street, Suite 2600
Louisville, KY 40202
Phone: (502) 587-0535

STOCK TRADING SYMBOL-YUM

The New York Stock Exchange is the principal market for YUM Common Stock.

YUM
LISTED
NYSE

Yum! Brands, Inc., trades under the symbol YUM and is proud to meet the listing requirements of the NYSE, the world's leading equities market.

Franchise Inquiries

DOMESTIC FRANCHISING INQUIRY PHONE LINE
(866) 2YUMYUM (298-6986)
INTERNATIONAL FRANCHISING INQUIRY PHONE LINE
(972) 338-7780
ONLINE FRANCHISE INFORMATION
http://www.yumfranchises.com/

Yum! Brands' Annual Report contains many of the valuable trademarks owned and used by Yum! Brands and its subsidiaries and affiliates in the United States and worldwide.

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Yum!




Pizza Hut


TACO BELL


LONG JOHN SILVER'S


A&W
ALL AMERICAN FOOD

YUM! BRANDS, INC. 2010 ANNUAL CUSTOMER MANIA REPORT

Board of Directors

David C. Novak 58
Chairman, Chief Executive Officer and President,
Yum! Brands, Inc.

Jing-Shyh S. ("Sam") Su 58
Vice Chairman, Yum! Brands, Inc.
Chairman and Chief Executive Officer,
Yum! Restaurants China

David W. Dorman 57
Non-Executive Chairman,
Motorola Solutions, Inc.

Massimo Ferragamo 53
Chairman, Ferragamo USA, Inc.,
a subsidiary of Salvatore Ferragamo Italia

J. David Grissom 72
Chairman, Mayfair Capital, Inc. and
Chairman, The Glenview Trust Company

Bonnie G. Hill 69
President, B. Hill Enterprises, LLC

Robert Holland, Jr. 70
Managing Director and Advisory Board Member,
Essex Lake Group, P.C.

Kenneth Langone 75
Founder, Chairman, Chief Executive Officer
and President, Invemed Associates, LLC

Jonathan S. Linen 67
Advisor to Chairman, American Express Company

Thomas C. Nelson 48
Chairman, Chief Executive Officer and President,
National Gypsum Company

Thomas M. Ryan 58
Chairman of CVS Caremark Corporation and
CVS Pharmacy, Inc.

Robert D. Walter 65
Founder and Retired Chairman/CEO,
Cardinal Health, Inc.

Senior Officers

David C. Novak 58
Chairman, Chief Executive Officer and President,
Yum! Brands, Inc.

Jing-Shyh S. ("Sam") Su 58
Vice Chairman, Yum! Brands, Inc.
Chairman and Chief Executive Officer,
Yum! Restaurants China

Graham D. Allan 55
Chief Executive Officer, Yum! Restaurants International

Scott O. Bergren 64
Chief Executive Officer, Pizza Hut U.S. and
Yum! Innovation, Yum! Brands, Inc.

Jonathan D. Blum 52
Senior Vice President, Chief Public Affairs Officer,
Yum! Brands, Inc.

Emil J. Brolick 63
Chief Operating Officer, Yum! Brands, Inc.
and President of LJS/A&W

Anne P. Byerlein 52
Chief People Officer, Yum! Brands, Inc.

Christian L. Campbell 60
Senior Vice President, General Counsel, Secretary and
Chief Franchise Policy Officer, Yum! Brands, Inc.

Richard T. Carucci 53
Chief Financial Officer, Yum! Brands, Inc.

Greg Creed 53
Chief Executive Officer, Taco Bell

Roger Eaton 50
Chief Executive Officer, KFC U.S. and
Yum! Operational Excellence, Yum! Brands, Inc.

W. Lawrence Gathof 49
Vice President and Treasurer,
Yum! Brands, Inc.

Patrick Grismer 49
Chief Planning and Control Officer and
Senior Vice President, Yum! Brands, Inc.

Timothy P. Jerzyk 58
Senior Vice President, Investor Relations
Yum! Brands, Inc.

Muktesh ("Micky") Pant 56
President, Yum! Restaurants International and
President Global Branding, Yum! Brands, Inc.

David E. Russell 41
Vice President - Corporate Controller,
Yum! Brands, Inc.




Pizza Hut


TACO BELL


LONG JOHN SILVER'S


A&W



